financial

report

December 31, 2012

Itaú Unibanco Holding S.A.

Management Discussion &
Analysis and Complete Financial
Statements

Contents

Management Discussion & Analysis	3

Executive Summary	5

Analysis of Net Income	15

Managerial Financial Margin	16

Banking Service Fees and Income from Banking Charges and Result from Insurance, Pension Plan and Capitalization	19

Result from Loan Losses	21

Non-interest Expenses	23

Tax Expenses for ISS, PIS, Cofins and Others	25

Income Tax and Social Contribution on Net Income	25

Balance Sheet	28

Balance Sheet by Currency	33

Risk Management	34

Capital Ratios	35

Ownership Structure	37

Segments, Products and Services	41

Analysis of Segments	43

Products and Services	48

Insurance, Pension Plan and Capitalization	51

Activities Abroad	59

Report of Independent Auditors	67

Complete Financial Statements	69

It should be noted that the financial statements relating to prior periods have been reclassified for comparison purposes (further details are presented in Note 22-I of the Financial Statements).

The tables in this report show the figures in millions. Variations and totals, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

management
discussion &
analysis

Itaú Unibanco Holding S.A.

4th quarter of 2012

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Management Discussion & Analysis	Itaú Unibanco Holding S.A.	4

Executive Summary

Information and financial indicators of Itaú Unibanco Holding S.A. (Itaú Unibanco) are presented below:

Highlights	R$ million (except where indicated)

	4Q12	3Q12	4Q11	2012	2011
Statement of Income
Recurring Net Income	3,502	3,412	3,746	14,043	14,641
Net Income	3,492	3,372	3,681	13,594	14,621
Operating Revenues (1)	19,855	19,513	19,643	79,550	74,808
Managerial Financial Margin (2)	12,416	12,820	12,993	52,012	49,566
Shares (R$)
Recurring Net Income per share (3)	0.78	0.76	0.83	3.11	3.23
Net Income per share (3)	0.77	0.75	0.82	3.01	3.23
Number of Outstanding Shares at the end of period – in thousands	4,518,380	4,518,244	4,513,640	4,518,380	4,513,640
Average price of non-voting share on the last trading day of the period	33.33	30.63	33.85	33.33	33.85
Book Value per share	16.43	17.48	15.81	16.43	15.81
Dividends/JCP net of taxes (4)	2,559	514	2,284	4,518	4,394
Dividends/JCP net of taxes (4) per share	0.57	0.11	0.51	1.00	0.97
Market Capitalization (5)	150,598	138,394	152,787	150,598	152,787
Market Capitalization (5) (US$ Million)	73,696	68,154	81,451	73,696	81,451
Performance Ratios (%)
Recurring Return on Average Equity – Annualized (6)	19.3%	18.5%	21.8%	19.4%	22.3%
Return on Average Equity – Annualized (6)	18.4%	17.5%	21.4%	18.4%	22.3%
Recurring Return on Average Assets – Annualized (7)	1.4%	1.5%	1.8%	1.5%	1.8%
Return on Average Assets – Annualized (7)	1.4%	1.5%	1.7%	1.5%	1.8%
Solvency Ratio (BIS Ratio) - Economic Financial-Consolidated	16.7%	17.5%	16.4%	16.7%	16.4%
Annualized Credit Margin	12.3%	12.8%	13.0%	13.0%	13.0%
Annualized Net Interest Margin with Clients (8)	9.5%	10.6%	11.0%	10.5%	11.4%
Annualized Net Interest Margin with Credit after Provision for Credit Risk (8)	7.0%	7.0%	8.0%	7.2%	8.1%
Nonperforming Loans Index (NPL over 90 days)	4.8%	5.1%	4.9%	4.8%	4.9%
Coverage Ratio (Provision for Loan and Lease Losses/NPL over 90 days)	158%	149%	153%	158%	153%
Efficiency Ratio (ER) (9)	46.6%	45.5%	47.0%	45.4%	47.3%
Risk Adjusted Efficiency Ratio (RAER) (9)	73.3%	74.4%	69.5%	73.3%	69.7%

Balance Sheet	Dec 31,12	Sep 30,12	Dec 31,11
Total Assets	1,014,425	960,216	851,332
Total Loan Portfolio, including Sureties, Endorsements and Guarantees	426,595	417,603	397,012
Loan Operations (A)	366,285	359,810	345,483
Sureties, Endorsements and Guarantees	60,310	57,792	51,530
Deposits + Debentures + Securities + Borrowings and Onlending (B) (10)	495,853	474,341	480,601
Loan Operations/Funding (A/B)	73.9%	75.9%	71.9%
Stockholders' Equity	74,220	78,979	71,347
Relevant Data
Assets Under Administration	561,958	536,458	449,693
Employees (Individuals)	96,977	97,030	104,542
Employees in Brazil (Individuals)	90,323	90,427	98,258
Employees Abroad (Individuals)	6,654	6,603	6,284
Number of Points of Service	32,987	32,833	33,753
Branches (Units)	4,121	4,115	4,072
CSB – Client Service Branches (Units)	906	901	912
ATM – Automated Teller Machines (Units) (11)	27,960	27,817	28,769

Macroeconomic | Indicators
	4Q12	3Q12	4Q11	2012	2011
EMBI Brazil Risk	146	164	224	146	224
CDI – In the Period (%)	1.7%	1.9%	2.7%	8.4%	11.6%
Dollar Exchange Rate – Quotation in R$	2.0435	2.0306	1.8758	2.0435	1.8758
Dollar Exchange Rate – Variation in the Period (%)	0.6%	0.5%	1.2%	8.9%	12.6%
Euro Exchange Rate – Quotation in R$	2.6954	2.6109	2.4342	2.6954	2.4342
Euro Exchange Rate – Variation in the Period (%)	3.2%	2.0%	-2.4%	10.7%	9.3%
IGP-M – In the Period (%)	0.7%	3.8%	0.9%	7.8%	5.1%

(1) Operating Revenues are the sum of Managerial Financial Margin, Banking Service Fees and Income from Banking Charges, Other Operating Income and Result from Insurance, Pension Plan and Capitalization Operations Before Retained Claims and Selling Expenses, Equity in Earnings of Affiliates and Non-Operating Income; (2) Described on page 16; (3) Calculated based on the weighted average number of outstanding shares; (4) JCP – Interest on Net Equity. Recognized and declared amounts paid/ accrued and declared; (5) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (6) Annualized Return was calculated by dividing Net Income by the Average Stockholders’ Equity. The quotient was multiplied by the number of periods of the year to derive the annualized rate. The basis of calculations of the returns were adjusted by the amount of dividends which have not yet been approved in stockholder’s meetings or by the Board of Director’s, and on the 3rd Q/12, for the Recurring ROE, we have considered the acquisition of minority interests of Redecard as a capital transaction; (7) Annualized Return was computed by dividing Net Income by Average Assets. The quotient of this division was multiplied by the number of periods of the year to derive the annualized rate. (8) It does not include Margin with Market. See details on page 17; (9) For more details on the calculation methodology of both Efficiency and Risk Adjusted Efficiency ratios, please see page 24; (10) As described on page 32; (11) It includes ESBs (electronic service branches) and service points in third-parties’ establishments.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	5

Executive Summary

Net Income and Recurring Net Income
Our recurring net income totaled R$3,502 million in the fourth quarter of 2012. This amount was adjusted by the impact of non-recurring events, which are presented in the table below, resulting in net income of R$3,492 million in the period.

Non-Recurring Events Net of Tax Effects
R$ million

	4Q12	3Q12	4Q11	2012	2011
Recurring Net Income	3,502	3,412	3,746	14,043	14,641
Non Recurring Events	(10)	(40)	(65)	(449)	(20)
Realization of Assets (a)	836	-	-	836	-
Increase in the Social Contribution Rate (b)	351	-	-	351	-
Program for Settlement or Installment Payment of Federal Taxes - Law No. 11,941/ 09 (c)	-	-	-	-	509
Provision for contingencies (d)	(740)	(40)	(54)	(873)	(285)
Tax and Social Security Contributions (d)	(253)	-	-	(253)	-
Civil Lawsuits (d)	(145)	-	-	(145)	-
Economic Plans (e)	(194)	(40)	(54)	(328)	(285)
Labor Claims (d)	(105)	-	-	(105)	-
Other (d)	(44)	-	-	(44)	-
Market value based on the share price – BPI (f)	-	-	(11)	(305)	(245)
Allowance for loan losses (d)	(229)	-	-	(229)	-
Reward Program - Credit Cards (g)	(185)	-	-	(185)	-
Other	(43)	-	-	(43)	-
Net Income	3,492	3,372	3,681	13,594	14,621

Note: Impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events in 2012 and 2011

(a) Realization of Assets: In the fourth quarter of 2012, this amount is mainly composed of the sale of our total interest (601,403 shares) in Serasa to Experian, as announced to the market on October 23, 2012.

(b) Increase of the Social Contribution Rate: A remaining balance related to Social Contribution tax credits from periods prior to the increase of the rate from 9% to 15% was recognized at the end of the fourth quarter of 2012. From 2013 on, Social Contribution expense will reflect the effect of the increase in the rate.

(c) Program for the Settlement or Installment Payment of Federal Taxes - Law No. 11,941/09: Additional effects of the adherence of Itaú Unibanco Holding and its subsidiaries to the Program for the Settlement or Installment Payment of Federal Taxes in 2009. This program includes the debts managed by the Federal Revenue Service of Brazil and by the Attorney General’s Office of the National Treasury.

(d) Provisions for diverse risks and allowance for loan losses:

The criteria were improved and determined the recognition of these provisions.

(e) Provision for Contingencies – Economic Plans: Provision for losses arising from economic plans that were in effect in Brazil in the 1980's.

(f) Market Value based on the Share Price – BPI: On April 20, 2012, Itaú Unibanco sold its interest of 18.87% in Banco Português de Investimento to the La Caixa group and received approximately €93 million. This transaction negatively impacted our net income for the previous quarter by R$205 million, net of taxes, and positively impacted stockholder’s equity by R$106 million. This item also includes the effects of the adjustments to market value that took place in 2011 and 2012.

(g) Reward Program — Credit Cards: Reformulation of benefit.

Managerial Statement of Income

The tables on the next page are based on the Managerial Statement of Income, which arises from reclassifications made in the audited accounting statement of income. The tax effects of hedges of investments abroad, which were originally included in tax expenses (PIS and COFINS), and income tax and social contribution on net income, were reclassified to the financial margin. Additionally, non-recurring effects were also adjusted.

Our strategy for the exchange risk management of capital invested abroad is intended to avoid impacts from foreign exchange variations on net income. For this purpose, the foreign exchange risk is neutralized and the investments are remunerated in Brazilian reais through the use of derivative financial instruments. Our strategy to hedge investments abroad also considers the impact of all related tax effects. It should be noted that in the fourth quarter of 2012, the Brazilian real depreciated 0.6% in relation to the U.S. dollar and 3.2% in relation to the Euro, compared with a depreciation of 0.5% and 2.0%, respectively, in the previous quarter.

Acquisition of Minority Shareholders’ interest on Redecard

As from September 24, 2012, in one of the biggest operations of the Sao Paulo Stock Exchange (BM&FBovespa), we acquired 49.98% of the capital of Redecard through a public tender offer, totaling 100% of the shares. On October 18, 2012, the Brazilian Securities Commission (CVM) canceled the registration of Redecard as a public company.

We accounted this acquisition of the minority shareholders’ interest as a capital transaction, because this change in our participation in Redecard did not imply in a change in control. The difference between the value paid and the value corresponding to the minorities’ interests was recognized in our equity under "retained earnings" in the amount of R$ 11,150 million, which net of tax effects totaled R $ 7,360 million. For further details, please see note 2-C of our Financial Statements.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	6

Executive Summary

The reconciliations between the Accounting and Managerial Statements of Income of the last two quarters are presented below:

Reconciliation between the Accounting and Managerial Statements | 4th Quarter of 2012

R$ million

	Itaú Unibanco
		Non-recurring	Tax Effect of
	Accounting	Effects	Hedge	Managerial
Operating Revenues	20,749	(1,085)	191	19,855
Managerial Financial Margin	12,151	74	191	12,416
Financial Margin with Clients	11,475	74	-	11,549
Financial Margin with Market	677	-	191	868
Banking Service Fees and Income from Banking Charges	5,198	309	-	5,507
Results from Insurance, Pension Plan and Capitalization
Operations Before Retained Claims and Selling Expenses	1,642	-	-	1,642
Other Operating Income	85	-	-	85
Equity in Earnings of Affiliates and Other Investments	145	-	-	145
Non-operating Income	1,527	(1,468)	-	60
Loan and Retained Claim Losses Net of Recovery	(5,376)	381	-	(4,995)
Expenses for Allowance for Loan and Lease Losses	(6,066)	381	-	(5,685)
Income from Recovery of Loans Written Off as Losses	1,186	-	-	1,186
Retained Claims	(496)	-	-	(496)
Other Operating Income/(Expenses)	(11,141)	1,310	(19)	(9,850)
Non-interest Expenses	(9,766)	1,310	-	(8,457)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,097)	-	(19)	(1,116)
Selling Expenses from Insurance	(278)	-	-	(278)
Income before Tax and Profit Sharing	4,232	606	172	5,010
Income Tax and Social Contribution	(693)	(596)	(172)	(1,461)
Profit Sharing	(36)	-	-	(36)
Minority Interests	(12)	-	-	(12)
Net Income	3,492	10	-	3,502

Reconciliation between the Accounting and Managerial Statements | 3rd Quarter of 2012

R$ million

	Itaú Unibanco
		Non-recurring	Tax Effect of
	Accounting	Effects	Hedge	Managerial
Operating Revenues	19,353	-	159	19,513
Managerial Financial Margin	12,660	-	159	12,820
Financial Margin with Clients	11,970	-	-	11,970
Financial Margin with Market	690	-	159	850
Banking Service Fees and Income from Banking Charges	5,034	-	-	5,034
Results from Insurance, Pension Plan and Capitalization
Operations Before Retained Claims and Selling Expenses	1,497	-	-	1,497
Other Operating Income	52	-	-	52
Equity in Earnings of Affiliates and Other Investments	110	-	-	110
Non-operating Income	1	-	-	1
Loan and Retained Claim Losses Net of Recovery	(5,344)	-	-	(5,344)
Expenses for Allowance for Loan and Lease Losses	(5,939)	-	-	(5,939)
Income from Recovery of Loans Written Off as Losses	1,159	-	-	1,159
Retained Claims	(563)	-	-	(563)
Other Operating Income/(Expenses)	(9,488)	61	(15)	(9,443)
Non-interest Expenses	(8,209)	61	-	(8,148)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,008)	-	(15)	(1,023)
Selling Expenses from Insurance	(272)	-	-	(272)
Income before Tax and Profit Sharing	4,521	61	144	4,726
Income Tax and Social Contribution	(960)	(21)	(144)	(1,125)
Profit Sharing	(43)	-	-	(43)
Minority Interests	(145)	-	-	(145)
Net Income	3,372	40	-	3,412

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	7

Executive Summary

We present below a perspective of the income statement highlighting the Operating Revenues, which is composed of the sum of revenues from banking, insurance, pension plans and capitalization operations.

Statement of Income | Operating Revenues Perspective

R$ million

						Variation
						4Q12-		4Q12-
	4Q12	3Q12	4Q11	2012	2011	3Q12		4Q11		2012 - 2011
Operating Revenues	19,855	19,513	19,643	79,550	74,808	342	1.8%	212	1.1%	4,743	6.3%
Managerial Financial Margin	12,416	12,820	12,993	52,012	49,566	(403)	-3.1%	(577)	-4.4%	2,446	4.9%
Financial Margin with Clients	11,549	11,970	11,969	48,211	45,781	(421)	-3.5%	(420)	-3.5%	2,430	5.3%
Financial Margin with Market	868	850	1,025	3,801	3,785	18	2.1%	(157)	-15.3%	16	0.4%
Banking Service Fees and Income from Banking Charges	5,507	5,034	5,088	20,622	19,048	473	9.4%	419	8.2%	1,575	8.3%
Result from Insurance, Pension Plan and Capitalization Operations Before Retained Claims and Selling Expenses	1,642	1,497	1,392	6,066	5,215	145	9.7%	249	17.9%	850	16.3%
Other Operating Income	85	52	74	278	378	32	62.1%	10	13.8%	(100)	-26.4%
Equity in Earnings of Affiliates and Other Investments	145	110	93	488	410	36	32.8%	52	55.7%	77	18.9%
Non-operating Income	60	1	2	84	191	59	-	58	-	(106)	-
Loan and Retained Claim Losses Net of Recovery	(4,995)	(5,344)	(4,202)	(21,016)	(15,936)	349	-6.5%	(793)	18.9%	(5,080)	31.9%
Expenses for Allowance for Loan and Lease Losses	(5,685)	(5,939)	(5,453)	(23,644)	(19,912)	254	-4.3%	(232)	4.2%	(3,732)	18.7%
Income from Recovery of Loans Written Off as Losses (*)	1,186	1,159	1,574	4,663	5,488	27	2.4%	(387)	-24.6%	(825)	-15.0%
Retained Claims	(496)	(563)	(322)	(2,035)	(1,512)	68	-12.0%	(174)	53.9%	(523)	34.6%
Operating Margin	14,860	14,169	15,441	58,534	58,872	692	4.9%	(580)	-3.8%	(338)	-0.6%
Other Operating Income/(Expenses)	(9,850)	(9,443)	(9,741)	(38,439)	(37,400)	(407)	4.3%	(110)	1.1%	(1,039)	2.8%
Non-interest Expenses	(8,457)	(8,148)	(8,513)	(33,169)	(32,572)	(308)	3.8%	57	-0.7%	(597)	1.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,116)	(1,023)	(976)	(4,230)	(3,839)	(93)	9.1%	(140)	14.3%	(390)	10.2%
Selling Expenses From Insurance	(278)	(272)	(251)	(1,040)	(989)	(6)	2.1%	(26)	10.4%	(52)	5.2%
Income before Tax and Profit Sharing	5,010	4,726	5,700	20,095	21,472	285	6.0%	(690)	-12.1%	(1,377)	-6.4%
Income Tax and Social Contribution	(1,461)	(1,125)	(1,689)	(5,340)	(5,861)	(336)	29.9%	228	-13.5%	521	-8.9%
Profit Sharing	(36)	(43)	(29)	(159)	(192)	7	-16.7%	(7)	26.2%	33	-17.1%
Minority Interests in Subsidiaries	(12)	(145)	(237)	(554)	(778)	134	-92.0%	225	-95.1%	224	-28.8%
Recurring Net Income	3,502	3,412	3,746	14,043	14,641	89	2.6%	(244)	-6.5%	(598)	-4.1%

We present below a perspective of the income statement highlighting the Managerial Financial Margin.

Statement of Income | Managerial Financial Margin Perspective

R$ million

						Variation
						4Q12-		4Q12-
	4Q12	3Q12	4Q11	2012	2011	3Q12		4Q11		2012 - 2011
Managerial Financial Margin	12,416	12,820	12,993	52,012	49,566	(403)	-3.1%	(577)	-4.4%	2,446	4.9%
Financial Margin with Clients	11,549	11,970	11,969	48,211	45,781	(421)	-3.5%	(420)	-3.5%	2,430	5.3%
Financial Margin with Market	868	850	1,025	3,801	3,785	18	2.1%	(157)	-15.3%	16	0.4%
Loan and Retained Claim Losses Net of Recovery	(4,499)	(4,781)	(3,880)	(18,981)	(14,424)	282	-5.9%	(619)	16.0%	(4,557)	31.6%
Expenses for Allowance for Loan and Lease Losses	(5,685)	(5,939)	(5,453)	(23,644)	(19,912)	254	-4.3%	(232)	4.2%	(3,732)	18.7%
Income from Recovery of Loans Written Off as Losses (*)	1,186	1,159	1,574	4,663	5,488	27	2.4%	(387)	-24.6%	(825)	-15.0%
Net Result from Financial Operations	7,917	8,039	9,114	33,031	35,142	(122)	-1.5%	(1,196)	-13.1%	(2,111)	-6.0%
Other Operating Income/(Expenses)	(2,967)	(3,314)	(3,415)	(13,020)	(13,861)	347	-10.5%	448	-13.1%	841	-6.1%
Banking Service Fees and Income from Banking Charges	5,507	5,034	5,088	20,622	19,048	473	9.4%	419	8.2%	1,575	8.3%
Result from Insurance, Pension Plan and Capitalization Operations	868	661	819	2,990	2,714	207	31.3%	50	6.1%	276	10.2%
Non-interest Expenses	(8,457)	(8,148)	(8,513)	(33,169)	(32,572)	(308)	3.8%	57	-0.7%	(597)	1.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,116)	(1,023)	(976)	(4,230)	(3,839)	(93)	9.1%	(140)	14.3%	(390)	10.2%
Equity in Earnings of Affiliates and Other Investments	145	110	93	488	410	36	32.8%	52	55.7%	77	18.9%
Other Operating Income	85	52	74	278	378	32	62.1%	10	13.8%	(100)	-26.4%
Operating Income	4,951	4,725	5,699	20,011	21,281	226	4.8%	(748)	-13.1%	(1,270)	-6.0%
Non-operating Income	60	1	2	84	191	59	-	58	-	(106)	-
Income before Tax and Profit Sharing	5,010	4,726	5,700	20,095	21,472	285	6.0%	(690)	-12.1%	(1,377)	-6.4%
Income Tax and Social Contribution	(1,461)	(1,125)	(1,689)	(5,340)	(5,861)	(336)	29.9%	228	-13.5%	521	-8.9%
Profit Sharing	(36)	(43)	(29)	(159)	(192)	7	-16.7%	(7)	26.2%	33	-17.1%
Minority Interests in Subsidiaries	(12)	(145)	(237)	(554)	(778)	134	-92.0%	225	-95.1%	224	-28.8%
Recurring Net Income	3,502	3,412	3,746	14,043	14,641	89	2.6%	(244)	-6.5%	(598)	-4.1%

(*) Since the beginning of 2012, the discounts granted in the recovery of credits written off as losses are no longer deducted from the financial margin and started to be deducted from the income from the recovery of these credits. In 2011, these discounts amounted to R$609 million. If this effect were considered in 2011, the income from the recovery of credits written off as losses would have dropped 4.4% in 2012,.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	8

Executive Summary

Net Income

The recurring net income for the fourth quarter of 2012 amounted to R$3,502 million, representing an increase of 2.6% in relation to the previous quarter. Our income before taxes and profit sharing increased 6.0%.

This increase in net income in the last quarter of 2012 in relation to the previous quarter is mainly due to the increase of 1.8% in operating revenues, driven by the increase in banking service fees and income from banking charges and insurance operations, which was offset by the decrease in our financial margin with clients, and the decrease of 6.5% in loan and retained claim losses, net of recovery. In this quarter, we also recorded an increase of 3.8% in non-interest expenses.

In 2012, recurring net income totaled R$14,043 million, a decrease of 4.1% in relation to 2011.

Annualized Return on Average Equity

The annualized recurring return on average equity reached 19.3% in the fourth quarter of 2012 and19.4% in the year. On December 31, 2012, stockholders’ equity totaled R$74.2 billion, a 4.0% increase from the same period of the previous year.

(*) For comparison purposes, the calculation of recurring return on average equity for the third quarter of 2012 and the year 2012 was calculated considering the acquisition of the minority shares of Redecard as a capital transaction on September 30, 2012. For further details, see Note 2-C of the Financial Statements.

Net Income per Share and Recurring Net Income per Share

In the fourth quarter of 2012, recurring net income per share totaled R$0.78, R$0.02 higher than in the previous quarter. Net income per share totaled R$0.77, an increase of R$0.02 from the previous quarter.

Operating Revenues

In the fourth quarter of 2012, operating revenues, which represent revenues from banking and from insurance, pension plan and capitalization operations, totaled R$19,855 million, increasing 1.8% from the previous quarter and 6.3% from the same period of the previous year. The main components of operating revenues and other items of net income are presented below.

Managerial Financial Margin

The managerial financial margin for the fourth quarter of 2012 totaled R$12,416 million, a decrease of R$403 million in relation to the third quarter of 2012. Our managerial financial margin with clients totaled R$11,549 million, a decrease of R$421 million, of which approximately R$199 million arise from the reduction in cash due to the acquisition of minority shareholders’ interest of Redecard and R$ 120 million arise from the reduction of the annualized Brazilian benchmark rate (SELIC). The financial margin with the market amounted to R$868 million, an increase of R$18 million from the previous quarter. The financial margin with the market for the quarter was positively impacted by R$36 million from the sale of 2.9 million shares of BM&FBovespa.

In 2012, our managerial financial margin increased 4.9% in relation to 2011, as a result of the increase of 5.3% in the financial margin with clients and of 0.4% in the financial margin with the market.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	9

Executive Summary

Banking Services Fees and Income from Banking Charges

In the fourth quarter of 2012, banking service fees, including income from banking charges, grew 9.4% from the third quarter of 2012, totaling R$5,507 million.

For the year, these service fees grew 8.3% from the same period of the previous year.

Result from Loan Losses, Net of Recovery

The result from loan losses, net of recovery, decreased 5.9% in relation to the previous quarter, totaling R$4,499 million in the quarter. The expenses for provisions for loan losses decreased R$254 million in the quarter (a drop of 4.3%), totaling R$5,685 million. The income from the recovery of credits written off as losses increased R$27 million, to reach R$1,186 million.

Since the beginning of 2012, the discounts granted in the recovery of credits written off as losses have no longer been deducted from the financial margin and started to be deducted from income from the recovery of those credits. In 2011, these discounts amounted to R$609 million. If this effect were considered in 2011, the income from the recovery of credits written off as losses would have dropped 4.4% in 2012.

Non-Interest Expenses

In the fourth quarter of 2012, non-interest expenses increased R$308 million in relation to the previous quarter (3.8%), totaling R$8,457 million in the quarter. Personnel expenses dropped 2.2% in relation to the previous quarter despite the readjustment of 7.5% related to the Collective Bargaining Labor Agreement reached in October, which impacted expenses since September 2012. Administrative expenses increased 4.7% from the previous quarter, mainly due to higher expenses with third-party services, to the increase in depreciation and amortization expenses and to expenses for advertising, which grew in the quarter due to institutional advertising and promotional materials.

When compared to 2011, expenses grew only 1.8%, as a result of the dissemination of practices related to the efficiency project, responsible for the strong performance in the control of our expenses.

Efficiency Ratio (E.R.) and Risk-Adjusted Efficiency Ratio (R.A.E.R) (*)

(*) The criteria for calculating the ratios are detailed on page 24.

In the fourth quarter of 2012, the efficiency ratio, in the full concept (that includes all expenses), reached 46.6%, an increase of 110 basis points from the third quarter of 2012. In the last 12 months, the efficiency ratio reached 45.4%, an increase of 190 basis points from the same period of the previous year. This increase was due to the growth of 6.3% of our operating revenues along with a rise of 1.8% in non-interest expenses.

The risk-adjusted efficiency ratio for the fourth quarter of 2012 was 73.3%, a decrease of 110 basis points from the third quarter of 2012, due to the reduced expenses for the provision for loan losses and retained claims. In the last 12 months, the risk-adjusted efficiency ratio reached 73.3%.

Unrealized Gains

Unrealized gains dropped 11.9% from the previous quarter to R$6,120 million at the end of the fourth quarter of 2012, mainly due to the sale of the investment in Serasa, that in September 2012, totaled R$1,648 million. The balance of unrealized gains from our available for sale portfolio reached R$2,783 million in December 2012. In September 2012, the balance of this portfolio totaled R$2,431 million.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	10

Executive Summary

Balance Sheet | Assets	R$ million
				Variation
				Dec 31,12 -	Dec 31,12 -
	Dec 31,12	Sep 30,12	Dec 31,11	Sep 30,12	Dec 31,11
Current and Long-term Assets	1,001,212	937,069	839,422	6.8%	19.3%
Cash and Cash Equivalents	13,967	13,104	10,633	6.6%	31.4%
Short-term Interbank Investments	182,034	163,342	116,082	11.4%	56.8%
Securities and Derivative Financial Instruments	276,174	234,556	187,880	17.7%	47.0%
Interbank and Interbranch Accounts	64,610	68,761	98,923	-6.0%	-34.7%
Loan, Lease and Other Loan Operations	366,285	359,810	345,483	1.8%	6.0%
(Allowance for Loan Losses)	(27,745)	(27,682)	(25,772)	0.2%	7.7%
Other Assets	125,887	125,177	106,193	0.6%	18.5%
Foreign Exchange Portfolio	30,960	40,950	26,450	-24.4%	17.1%
Other	94,928	84,227	79,743	12.7%	19.0%
Permanent Assets	13,213	23,147	11,909	-42.9%	10.9%
Investments	2,956	3,324	2,717	-11.1%	8.8%
Fixed and Operating Lease Assets	5,566	5,330	5,287	4.4%	5.3%
Intangible Assets and Goodwill	4,690	14,493	3,906	-67.6%	20.1%
TOTAL ASSETS	1,014,425	960,216	851,332	5.6%	19.2%

On December 31, 2012, our total assets exceeded R$1.0 trillion, corresponding to an increase of 5.6% when compared to the end of the previous quarter and of 19.2% in relation to the same period of the previous year. We highlight the growth of 11.4% in short-term interbank investments this quarter, explained by both an increase in the financed position and a growth of 17.7% in securities. These increases were partially offset by the decrease in interbank and interbranch accounts (due to the decrease in reserve requirements from the Central Bank of Brazil), the decrease in our foreign exchange portfolio and the decrease in permanent assets.

In summary, the increase of R$54.2 billion in our assets in the fourth quarter was a result of the increases of R$18.7 billion in short-term interbank investments, of R$41.6 billion in securities, of R$6.5 billion in loan, lease and other operations and of R$3.3 billion in transactions with credit card issuers in “other”, which were partially offset by the decreases of R$10.0 billion in the foreign exchange portfolio, R$9.9 billion in permanent assets, manily due to the capital transaction for acquisition of the minority shares of Redecard, and of R$4.2 billion in interbank and interbranch accounts.

Balance Sheet | Liabilities and Equity

R$ million

				Variation
				Dec 31,12 -	Dec 31,12 -
	Dec 31,12	Sep 30,12	Dec 31,11	Sep 30,12	Dec 31,11
Current and Long-term Liabilities	938,165	879,304	777,407	6.7%	20.7%
Deposits	243,200	231,919	242,636	4.9%	0.2%
Demand Deposits	34,916	29,818	28,933	17.1%	20.7%
Savings Deposits	83,451	77,414	67,170	7.8%	24.2%
Interbank Deposits	7,600	9,516	2,066	-20.1%	267.9%
Time Deposits	117,232	115,172	144,469	1.8%	-18.9%
Deposits Received under Securities Repurchase Agreements	288,818	245,272	188,819	17.8%	53.0%
Fund from Acceptances and Issue of Securities	55,108	57,044	51,557	-3.4%	6.9%
Interbank and Interbranch Accounts	4,979	8,360	4,048	-40.4%	23.0%
Borrowings and Onlendings	59,125	56,854	56,602	4.0%	4.5%
Derivative Financial Instruments	11,128	9,125	6,807	21.9%	63.5%
Technical Provisions for Insurance, Pension Plans and Capitalization	93,210	87,281	73,754	6.8%	26.4%
Other Liabilities	182,598	183,449	153,183	-0.5%	19.2%
Subordinated Debt	54,372	48,544	38,974	12.0%	39.5%
Foreign Exchange Portfolio	31,104	41,125	26,182	-24.4%	18.8%
Other	97,121	93,780	88,027	3.6%	10.3%
Deferred Income	1,137	813	836	39.9%	36.0%
Minority Interest in Subsidiaries	903	1,121	1,741	-19.5%	-48.2%
Stockholders' Equity	74,220	78,979	71,347	-6.0%	4.0%
TOTAL LIABILITIES AND EQUITY	1,014,425	960,216	851,332	5.6%	19.2%

Our stockholders’ equity decrease 6.0% in the fourth quarter of 2012 due to the capital transaction for acquisition of the minority shares of Redecard and reached R$74,220 million. Liabilities increased in the fourth quarter of this year due to the increases of 17.8% in deposits received under securities repurchase agreements, of 21.9% in financial and derivative instruments, of 17.1% in demand deposits and of 12.0% in subordinated debts, which were partially offset by decreases of 40.4% in interbank and interbranch accounts and of 20.1% in interbank deposits.

Year-on-year, stockholders’ equity showed a growth of 4.0%, deposits received under securities repurchase agreement grew 53.0%, technical provisions for insurance, pension plan and capitalization increased 26.4% and the foreign exchange portfolio grew 18.8%.

The increase in liabilities and equity in the 12-month period is a result of the increases of R$100.0 billion in deposits received under securities repurchase agreements, R$15.4 billion in subordinated debts and of R$19.5 billion in technical provisions for insurance, pension plan and capitalization.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	11

Executive Summary

Credit Portfolio with Endorsements and Sureties

The credit portfolio, including endorsements and sureties, amounted to R$426,595 million on December 31, 2012, growing 2.2% quarter-on-quarter and 7.5% from the same period of the previous year. If we add the operations with private securities to this total, the total portfolio amounts to R$449,248 million and the growth in the year reaches 9.0%. Disregarding our vehicle portfolio, the credit portfolio grew 3.8% in relation to the third quarter of 2012 and 13.0% from the same period of the previous year.

In the individuals segment, the highlights were the credit card, mortgage loan and payroll loan portfolios, which increased 10.7%, 8.2% and 7.1% in the quarter, respectively. For the year, these products increased 4.2%, 34.2%, and 29.4%, respectively.

The companies segment grew 2.1% in the quarter and 8.7% in the year. The corporate portfolio increased 3.6% in relation to the previous quarter and 15.5% in the past 12 months, whereas the very small, small and middle market companies portfolio decreased 0.5% in relation to the third quarter of 2012 and 1.6% in the past 12 months. Considering the operations of private bonds, this segment reached growth of 2.9% over the third quarter of 2012 and 11.2% compared to 2011.

Our operations in Latin America continue to grow consistently. In the fourth quarter of 2012, this portfolio grew 6.7% and totaled R$29,293 million. Year-on-year, the growth reached 41.7%. Excluding the effect of the foreign exchange variation, the growth of this portfolio was 6.0% in relation to the third quarter of 2012 and 30.0% year-on-year.

The balance of endorsements and sureties totaled R$60.310 million on December 31, 2012, representing an increase of 4.4% in the fourth quarter and 17.0% in the past 12 months, mainly due to the higher volume of transactions with large companies, which grew 4.3% quarter-on-quarter and 16.2% in relation to December 31, 2011.

				R$ million
				Variation
				Dec 31,12 –	Dec 31,12 –
	Dec 31,12	Sep 30,12	Dec 31,11	Sep 30,12	Dec 31,11
Individuals	149,809	147,695	148,723	1.4%	0.7%
Credit Card	40,614	36,699	38,961	10.7%	4.2%
Personal Loans	39,928	40,263	36,219	-0.8%	10.2%
Vehicles	51,220	54,046	60,093	-5.2%	-14.8%
Mortgage Loans (*)	18,047	16,687	13,450	8.2%	34.2%
Companies	247,493	242,454	227,612	2.1%	8.7%
Corporate	158,534	153,005	137,234	3.6%	15.5%
Very Small, Small and Middle Market (**)	88,959	89,448	90,378	-0.5%	-1.6%
Argentina/Chile/Uruguay/Paraguay	29,293	27,454	20,678	6.7%	41.7%
Total with Endorsements and Sureties	426,595	417,603	397,012	2.2%	7.5%
Corporate - Private Securities (***)	22,652	20,030	15,220	13.1%	48.8%
Total with Endorsements, Sureties and Private Securities	449,247	437,633	412,232	2.7%	9.0%
Total with Endorsements, Sureties and Private Securities (ex-Vehicles)	398,027	383,587	352,139	3.8%	13.0%
Endorsements and Sureties	60,310	57,792	51,530	4.4%	17.0%
Individuals	201	197	267	2.2%	-24.4%
Corporate	54,184	51,967	46,630	4.3%	16.2%
Very Small, Small and Middle Market	3,774	3,730	3,214	1.2%	17.4%
Argentina/Chile/Uruguay/Paraguay	2,151	1,899	1,419	13.3%	51.6%

(*) The table does not include co-obligation in mortgage loan assignments made in 4Q11 in the amount of R$389.5 million. (**) Includes Rural Loans to Individuals. (***) Includes Debentures, CRI and Commercial Paper. Note: The payroll loan portfolio acquired from BMG was regarded as personal loans, and, for comparison purposes, prior periods were reclassified. The rest of the loan portfolio acquired from other banks was classified as corporate risk. Mortgage and Rural Loans portfolios from the businesses segment are allocated according to the client’s size. For more details, see page 29.

Credit Portfolio – Currency Disclosure

On December 31, 2012, R$81.9 billion of our total credit assets were denominated in or indexed to foreign currencies and increased 3.3% in the quarter. The growth of this portfolio reflects the increase of 6.7% in our operations in Argentina, Chile, Paraguay and Uruguay.

NPL Ratio (overdue 90 days)

The NPL ratio of credits more than 90 days overdue (NPL-90) dropped 30 basis points from the third quarter of 2012. This indicator fell 10 basis points in relation to December 2011.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	12

Executive Summary

2012 Expectations

The table below presents our expectations related to 2012:

Expectations 2012
	Performed 2012	Revised

Total Credit Portfolio (without vehicles for individuals)	Grew 13%	Growth of 13% to 15%

	Decreased to	Decreasing to
Vehicle Portfolio for Individuals	R$ 51.2 billion	R$ 50 – 52 billion

	NPL 90: -10 bps	4Q12: between
Expenses for Provision for Loan Losses	4Q12: R$ 5.7 billion	R$ 5.5 – 6.0 billion

Banking Service Fees and Result of Insurance, Pension
Plan and Capitalization(*)	Grew 8.5%	Growth of 10% to 12%

Non-Interest Expenses	Grew 1.8%	Growth of 3.5% to 6.5%

Improvement
Efficiency Ratio	Improved 190 bps	of 200 to 300 bps

(*) Banking Service Fees (+) Income from Insurance, Pension Plan and Capitalization Operations (-) Expenses for Claims (-) Selling Expenses with Insurance, Pension Plan and Capitalization.

2013 Expectations

The table below presents our current expectations related to 2013:

Expectations 2013

Total Credit Portfolio	Growth of 11% to 14%

Between R$ 19 billion
Expenses for Provision for Loan Losses	and R$ 22 billion

Banking Service Fees and Result of Insurance, Pension
Plan and Capitalization(*)	Growth of 11% to 14%

Non-Interest Expenses	Growth of 4% to 6%

Improvement of 200 to 400
Risk-Adjusted Efficiency Ratio	basis points

(*) Banking Service Fees (+) Income from Insurance, Pension Plan and Capitalization Operations (-) Expenses for Claims (-) Selling Expenses with Insurance, Pension Plan and Capitalization.

Although the growth plans and projections of results presented above are based on assumptions of management and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are out of our control. These risks and uncertainties include, and are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures over products, prices, changes in tax legislation, among others.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	13

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Management Discussion & Analysis	Itaú Unibanco Holding S.A.	14

analysis of net income

Itaú Unibanco Holding S.A.

4th quarter of 2012 Management Discussion & Analysis

Analysis of Net Income

Managerial Financial Margin

Our managerial financial margin totaled R$12,416 million in the fourth quarter of 2012. This amount represents a decrease of R$403 million (3.1% lower) in relation to the third quarter of 2012. With respect to 2012, the managerial financial margin grew 4.9% when compared to 2011.

The main drivers of these variations are presented below:

						R$ million
					Variation
	4Q12	3Q12	2012	2011	4Q12 – 3Q12		2012 – 2011
Financial Margin with Clients	11,549	11,970	48,211	45,781	(421)	-3.5%	2,430	5.3%
Interest Rate-Sensitive	945	1,238	4,848	7,158	(293)	-23.7%	(2,310)	-32.3%
Spread-Sensitive	10,603	10,732	43,363	38,623	(129)	-1.2%	4,740	12.3%
Financial Margin with Market	868	850	3,801	3,785	18	2.1%	16	0.4%
Total	12,416	12,820	52,012	49,566	(403)	-3.1%	2,446	4.9%

Financial Margin with Clients

The managerial financial margin with clients arises from the use of our financial products by clients, including both account and non-account holders.

In the fourth quarter of 2012, the financial margin with clients totaled R$11,549 million, corresponding to a decrease of 3.5% from the previous period, mainly impacted (a) by the reduction of the annualized Brazilian benchmark rate (SELIC), which was set at 7.25% at the end of the fourth quarter of 2012, (b) by the impact of the reduction in cash arising from the acquisition of minority interest in Redecard and (c) by the mix of credit origination that currently favors a larger growth of products and segments with lower spread and risk. For a better understanding of the financial margin, we divided the operations into two different groups: financial margin of operations that are sensitive to interest rate variations, and financial margin of operations that are sensitive to spread variations.

Interest Rate-Sensitive Operations

The financial margin of operations that are sensitive to interest rates totaled R$945 million in the quarter, which corresponds to a 23.7% decrease from the previous quarter, mainly impacted by a decrease in the balance of operations in Brazilian reais that are subject to the SELIC rate, due to the acquisition of Redecard minority shares, of approximately R$11.8 billion, and by an increase in the balance of operations in U.S. dollars, which consist of investments in U.S. Treasury Bonds. The decrease in the average SELIC rate for the period, which reduced our interest rate-sensitive financial margin, had an impact of R$120 million on the margin of this quarter in relation to the previous quarter and of R$1,777 million on the margin of the period from January to December 2012 compared to the same period of 2011. The detailed evolution of these margins is shown in the next page of this report.

Annualized Rate of Interest Rate-Sensitive Operations

			R$ million
			Variation
	4Q12	3Q12	4Q12 – 3Q12
Average Balance	64,323	69,988	(5,664)	-8.1%
Financial Margin	945	1,238	(293)	-23.7%
Annualized Rate	5.9%	7.1%	-120 bps
SELIC - Annualized Rate	7.1%	7.7%	-60 bps

Spread-Sensitive Operations

The financial margin of spread-sensitive operations amounted to R$10,603 million in the period, corresponding to a decrease of 1.2%, or R$129 million, from the previous quarter. The credit spread dropped 50 basis points in the quarter, whereas the spread of the other interest-bearing assets considered in this analysis was practically stable and decreased by 10 basis point from the previous quarter. The combined spread of spread-sensitive operations decreased 110 basis points to 10.1% in the fourth quarter of 2012.

Annualized Rate of Spread-Sensitive Operations

R$ million
Variation
4Q12	3Q12	4Q12 – 3Q12
Average Balance	421,095	383,218	37,878	9.9%
Financial Margin	10,603	10,732	(129)	-1.2%
Annualized Rate	10.1%	11.2%	-110 bps

Managerial Financial Margin with Market

The financial margin with the market basically arises from treasury transactions that include asset and liability management (ALM) and proprietary portfolio management. In this quarter, the financial margin with market amounted to R$868 million, an increase of R$18 million from the previous quarter. This variation was mainly due to the higher results from proprietary positions and to the positive impact of R$36 million arising from the sale of 2.9 million shares of BM&FBovespa.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	16

Analysis of Net Income

Managerial Financial Margin with Clients

As a result of the changes described before, the Net Interest Margin – NIM, which is the annualized rate of the managerial financial margin with clients and does not consider the financial margin with the market, reached 9.5% in the fourth quarter of 2012.

Taking into consideration the financial margin with clients after the expenses for provision for loan losses, net of the recovery of credits that had previously been written off as losses, the risk-adjusted NIM reached 5.8%.

								R$ million
	4Q12			3Q12			2012
			Average			Average			Average
	Average	Financial	Rate	Average	Financial	Rate	Average	Financial	Rate
	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)
Demand Deposits + Floatings	42,662			40,991			40,803
(-) Compulsory Deposits	(14,089)			(13,501)			(13,039)
Contingent Liabilities (-) Deposits in guarantee of Contingent Liabilities	1,781			1,153			1,312
Tax and Social Security obligations (-) Deposits in guarantee	17,559			16,362			16,135
Working Capital (Equity + Minority Interests - Permanent Assets - Capital Allocated to Treasury - Cash Equivalents Abroad)	40,660			51,270			45,111
(-) Tax Credits	(33,140)			(31,657)			(31,029)
Interest Rate-Sensitive Operations in Brazil	55,432	940	6.8%	64,617	1,235	7.6%	59,293	4,826	8.1%
Interest Rate-Sensitive Operations Abroad	8,891	6	0.3%	5,371	3	0.3%	9,414	22	0.3%

Interest Rate Sensitive Margin with Clients (A)	64,323	945	5.9%	69,988	1,238	7.1%	68,706	4,848	7.1%

	Average	Financial	Spread	Average	Financial	Spread	Average	Financial	Spread
	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)
Cash and Cash Equivalents + Interbank Deposits + Securities (*)	85,585			48,519			60,165
Interbank and Interbranch Accounts (**)	683			3,997			3,819
Spread-Sensitive Margin with Clients – Other Assets	86,269	273	1.3%	52,516	178	1.4%	63,984	804	1.3%
Loans, Leasing and Other Credits	362,402			358,168			354,338
(Allowance for Loan Losses)	(27,575)			(27,467)			(26,897)
Spread-Sensitive Margin with Clients – Credit (B)	334,827	10,331	12.3%	330,701	10,554	12.8%	327,440	42,559	13.0%
Spread-Sensitive Margin with Clients (C)	421,095	10,603	10.1%	383,218	10,732	11.2%	391,424	43,363	11.1%
Net Interest Margin with Clients (D = A+C)	485,419	11,549	9.5%	453,205	11,970	10.6%	460,131	48,211	10.5%
Provision for Loan and Lease Losses (E)		(5,685)			(5,939)			(23,644)
Recovery of Credits Written Off as Losses (F)		1,186			1,159			4,663
Net Interest Margin with Credit after Provision for Credit Risk (G = B+E+F)	334,827	5,832	7.0%	330,701	5,773	7.0%	327,440	23,578	7.2%
Net Interest Margin after Provision for Credit Risk (H = D+E+F)	485,419	7,050	5.8%	453,205	7,189	6.3%	460,131	29,230	6.4%

(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments (-) Assets Guaranteeing PGBL/VGBL Technical Provisions (-) Operations Sensitive to Variations in Interest Rate; (**) Net of compulsory deposits (Central Bank).

Net Interest Margin with Clients and Net Interest Margin of Credit before and after Provision for Credit Risk

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	17

Analysis of Net Income

Complementary Aspects in Analysis of Financial Margin with Clients

Evolution of the Loan Portfolio Mix (excluding endorsements and sureties)

Our credit portfolio mix is presented below, highlighting its major components and their share in the past quarters.

Loan Portfolio Mix – Companies

The mix of our credit portfolio to companies as of December 31, 2012 in relation to 2011 shows a reduction in the proportion of very small and small market companies compared to large and middle market companies.

Loan Portfolio Mix – Individuals

The evolution of our credit portfolio mix for individuals in the same period shows the growth of the mortgage loan and payroll loan portfolios. The decrease of the vehicle portfolio in our mix results from a reduction of the nominal balance of this portfolio.

The variation of Financial Margin with Clients

To demonstrate the effect of changes in the mix of product in our net interest margin, we isolated these effects from those resulting from volume growth, mix of credit products, decrease in the SELIC rate, cash reduction as a result of the purchase of shares from Redecard minority stakeholders and changes in spreads and other effects.

During the fourth quarter of 2012, the main factor responsible for the decrease in net interest income was the change implemented in our mix of credit, which is less risky and therefore generates lower net interest income, but also results in lower expenses for allowance for loan and lease losses. We also highlight the effect from the reduction of cash for the purchase of shares from Redecard minority stakeholders.

(*) Reduction of cash for the purchase of shares from Redecard minority stakeholders.

Loan Portfolio by Origination Period

The chart below shows the evolution of our credit portfolio, excluding sureties and endorsements, by origination period (vintages).

In this quarter, we maintained the policy of applying greater selectivity in the origination of credit, particularly in the vehicle and personal loan segments, and we noted that the volume of originations grew slightly. Additionally, given the profile of the terms of our different credit products, the composition of new contract vintages showed a similar profile over the past periods. On December 31, 2012, 60.2% of the credit portfolio was composed of vintages of 2012, 21.3% of 2011, 12.2% of 2010, 2.8% of 2009 and 3.4% of previous years.

We see, therefore, that the operations originated until 2010, corresponding mostly to vehicle and mortgage loans that have longer average maturity terms, already represent a smaller portion of the portfolio.

Loan Portfolio by Maturity

We present below our performing credit portfolio, that is, composed of operations for which payments made by clients are not overdue(*) according to the maturity schedule, including the concentration on operations longer than 365 days.

(*) Overdue loans are loan operations having at least one installment more than 14 days overdue, irrespective of collateral provided.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	18

Analysis of Net Income

Banking Service Fees and Income from Banking Charges and Result from Insurance, Pension Plan and Capitalization

					R$ million
					Variation
	4Q12	3Q12	2012	2011	4Q12 - 3Q12		2012 - 2011
Asset Management	851	785	3,084	2,608	65	8.3%	476	18.2%
Current Account Services	907	846	3,311	2,510	62	7.3%	800	31.9%
Credit Operations and Guarantees Provided	651	613	2,607	3,255	37	6.1%	(648)	-19.9%
Collection Services	388	352	1,440	1,333	36	10.4%	107	8.0%
Credit Cards	2,179	2,042	8,281	7,497	137	6.7%	784	10.5%
Data Processing Service Fees from Orbitall	24	25	198	418	(1)	-3.8%	(220)	-52.7%
Other	531	395	1,901	1,845	136	34.3%	55	3.0%
Banking Service Fees and Income from Banking Charges	5,507	5,034	20,622	19,048	473	9.4%	1,575	8.3%
Result from Insurance, Pension Plan and Capitalization (*)	868	661	2,990	2,714	207	31.3%	276	10.2%
Total	6,375	5,695	23,612	21,762	680	11.9%	1,850	8.5%

(*) Income from Insurance, Pension Plan and Capitalization operations (-) Expenses for Claims (-) Selling Expenses with Insurance, Pension Plan and Capitalization.

In the fourth quarter of 2012, banking service fees, including income from banking charges, amounted to R$5,507 million, an increase of 9.4% in relation to the previous quarter. In 2012, these revenues increased 8.3% when compared to the same period of the previous year. Additionally, if the revenues from the processing services rendered by Orbitall, which was sold in May 2012, were disregarded, service fees would have increased 9.6% in the year.

Taking into consideration the result of insurance, pension plan and capitalization operations, banking service fees totaled R$6,375 million, an increase of 11.9% from the previous quarter and up 8.5% from the same period of the previous year.

Asset Management

Asset management revenues totaled R$851 million in the fourth quarter of 2012, an increase of 8.3% from the third quarter of 2012, basically due to increased revenues from fund management. In the year, these revenues showed a growth of 18.2% in relation to the same period of 2011. The volume of assets under management totaled R$562.0 billion in December 2012, showing an increase of 4.8% from the previous quarter and 25.0% from the same period of the previous year.

Note: Exclusive funds from consolidated companies have been consolidated in the balances presented above.

Current Account Services

Revenues from current account services totaled R$907 million in the fourth quarter of the year, representing a 7.3% growth in relation to the previous quarter, influenced by higher service packages revenues, mainly arising from the sale of packages that convert fees paid by clients into mobile phone credit. This variation was also influenced by the increase in revenues from services related to checks and electronic banking.

In 2012, these revenues showed a growth of 31.9% in relation to the same period of 2011.

Credit Operations and Guarantees Provided

Revenues from credit operations and guarantees provided totaled R$651 million in the fourth quarter, an increase of 6.1% from the previous quarter. The growth of these revenues was mainly due to the increased volume of transactions, mainly influenced by the characteristic seasonality of the period.

Since the first quarter of 2012, these revenues have been affected by the suspension of the collection of charges on contract amendments and the decreased pace of vehicle financing and leasing transactions.

Collection Services

Revenues from collection services reached R$388 million, which represented a 10.4% increase in relation to the third quarter of 2012, mainly influenced by higher revenues from collection due to the seasonality of the period. In the year, these revenues showed a growth of 8.0% in relation to 2011.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	19

Analysis of Net Income

Credit Cards

Credit card revenues amounted to R$2,179 million in the fourth quarter of 2012, an increase of 6.7% from the previous quarter, mainly as a result of the higher revenues resulting from interchange and MDR (Merchant Discount Rate) arising from the increased volume of transactions due to merchants’ sales. In 2012, these revenues showed a growth of 10.5% in relation to the same period of 2011. If the revenues from credit card processing services were disregarded, as a consequence of the sale of Orbitall, credit card revenues would have increased 14.2%.

Acquiring Services

Acquiring service revenues, which include revenues generated by Redecard and Hipercard, totaled R$1,125million in the fourth quarter of 2012, showing an increase of 13.3% from the previous quarter, mainly influenced by the characteristic seasonality of the period. In the year, these revenues showed a growth of 9.8% in relation to the same period of 2011.

Credit card revenues related to acquiring services increased 15.9% from the previous quarter driven by the characteristic seasonality of the period. In 2012, these revenues showed a growth of 4.4% in relation to the same period of 2011.

Debit card revenues totaled R$206 million in the fourth quarter of 2012, an increase of 22.8% from the previous quarter, influenced by the the characteristic seasonality of the period. In the year, these revenues showed a growth of 18.2% in relation to the same period of 2011.

Revenues from the rental of equipment grew 1.6% from the previous quarter, totaling R$267 million, in line with the increase of the installed equipment base. In the year, these revenues showed a growth of 18.1% in relation to the same period of 2011.

Service Revenues from Acquiring

Other			R$ million
	4Q12	3Q12	Variation
Foreign Exchange Services	26	28	(2)
Brokerage and Securities Placement	103	68	36
Custody Services and Management of Portfolio	61	61	0
Economic and Financial Advisory Services	160	62	97
Other Services	181	177	4
Total	531	395	136

Revenues from economic and financial advisory services grew R$97 million, influenced by the larger volume of investment banking services and increased revenues from brokerage and security placement services by R$36 million, due to the larger volume of public offerings and fund quotas issuances in the period.

Result from Insurance, Pension Plan and Capitalization

The result from insurance, pension plan and capitalization operations totaled R$868 million in the fourth quarter of 2012, an increase of 31.3% when compared to the previous quarter. This increase was mainly influenced by the increase in the earned premiums and lower expenses for claims. In the year, these revenues showed a growth of 10.2% in relation to 2011.

(*) Income from Insurance, Pension Plan and Capitalization operations (-) Expenses for Claims (-) Selling Expenses with Insurance, Pension Plan and Capitalization.

Banking Service Fees and Income from Banking Charges and Result from Insurance, Pension Plan and Capitalization

In the fourth quarter of 2012, the ratio between total banking service fees and income from bank charges plus the result from insurance, pension plan and capitalization operations divided by operating revenues – which includes, in addition to these revenues, the managerial financial margin and other operating revenues – reached 32.1%. In this quarter, this ratio was higher than the average ratio of the last quarters. The chart below presents the quarterly historical data of banking service fees, including the result from insurance, pension plan and capitalization operations and their relation with our operating revenues.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	20

Analysis of Net Income

Result from Loan Losses

								R$ million
					Variation
	4Q12	3Q12	2012	2011	4Q12 -3Q12		2012 - 2011
Expenses for Provision for Loan and Lease Losses	(5,685)	(5,939)	(23,644)	(19,912)	254	-4.3%	(3,732)	18.7%
Income from Recovery of Loans Written Off as Losses	1,186	1,159	4,663	5,488	27	2.4%	(825)	-15.0%
Result from Loan and Lease Losses	(4,499)	(4,781)	(18,981)	(14,424)	282	-5.9%	(4,557)	31.6%

The result from loan and lease losses, net of recovery, improved in relation to the previous quarter, with a decrease of 5.9%, totaling R$4,499 million in the quarter. The expenses for provisions for loan losses dropped R$254 million in the quarter (less 4.3%) to R$5,685 million, and income from the recovery of credits written off as losses increased R$27 million (2.4%) to total R$1,186 million.

Since the beginning of 2012, the discounts granted in the recovery of credits written off as losses have no longer been deducted from the financial margin and started to deduct the income from the recovery of these credits. In 2011, these discounts amounted to R$609 million. If this effect were considered in 2011, the income from the recovery of credits written off as losses would have dropped 4.4% in 2012.

Allowance for Loan Losses and Credit Portfolio

In December 2012, the balance of the credit portfolio without endorsements and sureties increased R$6,475 million (1.8%) in relation to September 2012, amounting to R$366,285 million, whereas the balance of the allowance for loan losses grew R$63 million (0.2%) to reach R$27,745 million.

The complementary allowance for loan losses in addition to the minimum required by Resolution No. 2,682/99 of the National Monetary Council (CMN) stood at R$5,058 million at the end of the fourth quarter of 2012.

Expenses for Provision for Loan Losses and Loan Portfolio

(*) Average balance of the Loan Portfolio of the two previous quarters.

The ratio of expenses for provision for loan losses to the credit portfolio reached 1.57% in the fourth quarter of 2012, a decrease of 9 basis points when compared to the previous quarter.

Non–Performing Loans

Delinquency ratios and Non Performing Loans

			R$ million
	Dec 31,12	Sep 30,12	Dec 31,11
Non-performing Loans – 60 days (a)	20,791	22,201	20,448
Non-performing Loans – 90 days (b)	17,563	18,528	16,847
Credit Portfolio (c)	366,285	359,810	345,483
NPL Ratio [(a)/(c)] x 100 over 60 days	5.7%	6.2%	5.9%
NPL Ratio [(b)/(c)] x 100 over 90 days	4.8%	5.1%	4.9%
Coverage:
Non-performing Loans – 60 days	133%	125%	126%
Non-performing Loans – 90 days	158%	149%	153%

(a) Loans overdue for more than 60 days and that do not accrue revenues.

(b) Loans overdue for more than 90 days.

(c) Endorsements and sureties not included.

Overdue Loans

The overdue credit portfolio decreased 7.0% in the fourth quarter, whereas the balance of the allowance for loan losses increased, as mentioned above, 0.2% in relation to the same period of 2011.

			R$ million
	Dec 31,12	Sep 30,12	Dec 31,11
Overdue Loans	29,663	31,891	29,809
Allowance for Loan and Lease Losses	(27,745)	(27,682)	(25,772)
Coverage	(1,918)	(4,209)	(4,037)

Note: overdue loans are loan operations having at least one installment more than 14 days overdue, irrespective of collateral provided.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	21

Analysis of Net Income

NPL Ratio | 90 days

Note: On the fourth quarter of 2012, sales of financial assets with affiliated companies were carried out in the amount of R$ 480 million, without effect on the consolidated net income. These assignments gave rise to a decrease of R$ 409 million in the amount of the portfolio of loans in default over 90 days in the end of the last quarter of 2012. Excluding the effects of this sale, the 90 days delinquency ratio would have been 7.1% for individuals and 4.9% in the total portfolio of Itaú Unibanco.

The assigned operations are composed of vehicles loans that were more than 360 days overdue on the date of the assignment. As from 2013, we intend to continue to assign assets with these characteristics.

The NPL ratio of credits more than 90 days overdue (NPL-90) decreased 30 and 10 basis points from the previous quarter and from the end of 2011, respectively, and represented 4.8% of our credit portfolio at the end of the fourth quarter of 2012.

NPL Ratio | 15 to 90 days

Short-term delinquency, measured based on the balance of operations overdue from 15 to 90 days, decreased 60 basis points from the previous quarter. The reduction was due to the decrease of 90 basis points for individuals and of 30 basis points for companies.

Coverage | 90 days

Note: The coverage ratio is derived from the division of the allowance for loans and lease losses balance by the balance of operations more than 90 days overdue.

The 90-day coverage ratio reached 158% in December 2012, impacted by the reduction of 5.2% in the portfolio of credits overdue for more than 90 days, whereas the balance of the allowance for loan losses increased 0.2% and reached R$27,745 million in December 2012.

Credit Portfolio Write-Offs

Write-offs from the credit portfolio totaled R$6,094 million in the fourth quarter of 2012, an increase of R$781 million and R$1,694 million from the prior period and the fourth quarter of 2011, respectively, due to the maturity of the higher risk portfolio originated in the past. The ratio of written-off operations to the average balance of the credit portfolio reached 1.7% in the fourth quarter of 2012, an increase of 20 basis points when compared to the previous quarter.

(1) Average balance of the two previous quarters.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	22

Analysis of Net Income

Non-interest Expenses

R$ million
					Variation
	4Q12	3Q12	2012	2011	4Q12 – 3Q12		2012 - 2011
Personnel Expenses	(3,380)	(3,456)	(13,666)	(13,356)	77	-2.2%	(310)	2.3%
Administrative Expenses	(3,626)	(3,463)	(14,176)	(14,100)	(163)	4.7%	(76)	0.5%
Operating Expenses	(1,380)	(1,128)	(4,923)	(4,746)	(252)	22.3%	(177)	3.7%
Other Tax Expenses	(71)	(101)	(404)	(370)	30	-29.8%	(34)	9.2%
Total	(8,457)	(8,148)	(33,169)	(32,572)	(308)	3.8%	(597)	1.8%

(*) Does not include ISS, PIS and Cofins.

Non-interest expenses totaled R$8,457 million in the fourth quarter of 2012, an increase of 3.8% from the previous quarter, mainly due to the increase in administrative expenses and operating expenses resulting from the characteristic increase in operations in the last quarter of the year.

Personnel Expenses

	R$ million
	4Q12	3Q12	Variation
Compensation, Charges and Social Benefits	(2,086)	(2,265)	179
Training	(64)	(54)	(10)
Profit Sharing (*)	(607)	(680)	73
Employee Terminations and Labor Claims	(623)	(458)	(165)
Total	(3,380)	(3,456)	77

(*) Includes variable compensation and stock option plans.

Personnel expenses totaled R$3,380 million in the fourth quarter, representing a 2.2% decrease from the previous period, despite of the 7.5% readjustment related to the Collective Bargaining Labor Agreement reached in October, which impacted the expenses as from September 2012. The changes resulted mainly from the R$179 million lower expenses with compensation, charges and social benefits. This reduction was partially offset by the increase in expenses with employee terminations and labor claims in the amount of R$165 million.

In 2012, personnel expenses totaled R$13,666 million, representing an 2.3% increase in relation to the same period of the previous year, mainly due to R$ 718 million higher expenses with employee terminations and labor claims in the period.

Number of Employees

The number of employees remained stable in the fourth quarter of 2012.

Note: For companies under the control of Itaú Unibanco, 100% of the number of employees is considered. No employee is considered for companies that are not under Itaú Unibanco’s control.

Administrative Expenses

	R$ million
	4Q12	3Q12	Variation
Third-Party Services	(878)	(824)	(54)
Depreciation and Amortization	(436)	(404)	(32)
Advertising, Promotions and Publications	(252)	(227)	(25)
Facilities	(554)	(531)	(23)
Financial System Services	(132)	(117)	(15)
Data Processing and Telecommunications	(882)	(873)	(9)
Materials	(87)	(82)	(6)
Security	(126)	(122)	(5)
Transportation	(123)	(121)	(3)
Travel	(49)	(49)	0
Other	(105)	(114)	8
Total	(3,626)	(3,463)	(163)

Administrative expenses increased 4.7% from the previous quarter, driven by R$54 million higher expenses with third-party services because of the larger volume of advisory services, the increase of R$32 million in depreciation and amortization expenses, and the increase of R$25 million in expenses with advertising, promotions and publications due to the new institutional campaigns.

Operating Expenses

	R$ million
	4Q12	3Q12	Variation
Provision for contingencies	(418)	(311)	(107)
Selling - Credit Cards	(518)	(454)	(65)
Claims	(152)	(134)	(18)
Other	(291)	(230)	(61)
Total	(1,380)	(1,128)	(252)

In the fourth quarter, operating expenses grew 22.3% from the previous quarter, due to the credit card selling expenses increase of R$65 million, mainly representing the increase in the volume of operations in the period, and the R$107 million increase in expenses with provisions for contingencies due to higher expenses with civil lawsuits.

Other Tax Expenses

In the fourth quarter of 2012, other tax expenses decreased R$ 30 million in relation to the previous quarter. In 2012, these expenses increased 9.2% mainly due to the effect of the increase in the levy of IOF on Foreign Exchange Operations and Exchange Rate Exposure this year.

(*) Does not include ISS, PIS and Cofins.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	23

Analysis of Net Income

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the risk portions associated with banking transactions (result of the provision for loan losses) and insurance and pension plan transactions (claims).

Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Tax Expenses) +Insurance Selling Expenses + Result from Loan Losses + Retained Claims
Risk Ajusted	=
Efficiency Ratio
(Managerial Financial Margin + Banking Service Fees and Banking Charges + Operating Result of Insurance, Capitalization and Pension Plan before Retained Claims and Insurance Selling Expenses + Other Operating Income + Equity in Earnings of Affiliates and Other Investments + Non-operating Income - Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Efficiency Ratio

In the fourth quarter, the efficiency ratio, in the full concept (that includes all expenses), reached 46.6%, an increase of 110 basis points from the third quarter of 2012. This variation was due to the decrease in the financial margin with clients so as the evolution of the operating revenues (1.8% increase from the previous quarter) did not follow the evolution of the expenses in the quarter (3.8% increase from the previous quarter).

In the last 12 months, the efficiency ratio reached 45.4%, a decrease of 190 basis points from the same period of the previous year. This decline was due to the increase of operating revenues, which is composed of banking service fees and banking charges, managerial financial margin and the result of insurance, pension plan and capitalization transactions before claims and selling expenses the managerial financial margin, banking service fees and bank charges and the result of insurance, pension plan and capitalization operations before retained claims and selling expenses (6.3% compared to the previous quarter) higher than the expenses growth (1.9% in the same period).

Risk-Adjusted Efficiency Ratio

The risk-adjusted efficiency ratio for the fourth quarter of 2012 reached 73.3%, an increase of 110 basis points from the third quarter of 2012, due to the decrease in the expenses with the provision for loan losses and with claims, partially offset by the same factors that impacted the efficiency ratio. Year-on-year, the risk-adjusted efficiency ratio reached 73.3%.

Usage of Operating Revenues

The chart below shows the portions of the operating revenues that are used to cover non-interest expenses, result from loan losses and expenses with claims.

(*) Net of Tax Expenses for ISS, PIS and Cofins and Other.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	24

Analysis of Net Income

Points of Service

At the end of the fourth quarter of 2012, our network comprised 5,027 branches and Client Service Branches (CSB), including Brazil and abroad. The number of ATMs in the period totaled approximately 28 thousand, representing a 0.5% increase from the previous quarter.

Branches and Client Service Branches (CSB) | Brazil and Abroad

Note: Includes Banco Itaú BBA, Banco Itaú Argentina and Chile, Uruguay and Paraguay companies.

Automated Teller Machines (ATMs) | Brazil and Abroad

Note:	(i) Includes Banco Itaú Argentina and Chile, Uruguay and Paraguay companies.
(ii) Includes ESBs (Electronic Service Branches) and service points in third-party establishments.
(iii) Does not include points of sale and ATMs of Banco 24h.

Tax Expenses for ISS, PIS, Cofins and Other

Tax expenses amounted to R$1,116 million in the fourth quarter of 2012, an increase of 9.1% from the previous quarter.

Income Tax and Social Contribution on Net Income

In the fourth quarter of 2012, Income Tax and Social Contribution on Net Income (CSLL) expenses totaled R$1,461 million, a R$ 336 million growth from the previous quarter.

At the end of the fourth quarter of 2012, the remaining balance of tax credits related to Social Contribution from periods prior to the increase of the rate from 9% to 15% was fully recognized as a non-recurring gain. As from the first quarter of 2013, Social Contribution expenses will reflect the effect of the increase in the rate.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	25

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Management Discussion & Analysis	Itaú Unibanco Holding S.A.	26

balance sheet, balance sheet by currency, risk management and ownership structure

Itaú Unibanco Holding S.A.

4th quarter of 2012 Management Discussion & Analysis

Balance Sheet

Assets

On December 31, 2012, total assets exceeded R$1.0 trillion, an increase of 5.6% from the end of the previous quarter and of 19.2% from the previous year. The breakdown of our assets and the details on their main components are presented below:

Total Assets

Assets Breakdown | December 31, 2012

Short-term Interbank Investments and Securities Portfolio

On December 31, 2012, the balance of our short-term interbank investments and securities portfolio, including derivative financial instruments, totaled R$458,208 million, corresponding to a 15.2% growth from the previous quarter. The mix of short-term interbank investments and securities portfolio changed during the quarter, mainly due to the increase in Brazilian government securities of R$30,998 million.

								R$ million
							Variation
							Dec 31,12 –	Dec 31,12 –
	Dec 31, 12%		Sep 30, 12%		Dec 31, 11%		Sep 30, 12	Dec 31, 11
Short-term Interbank Investments	182,034	39.7%	163,342	41.1%	116,082	38.2%	11.4%	56.8%
Total Public Securities	140,831	30.7%	109,699	27.6%	88,840	29.2%	28.4%	58.5%
Government Securities – Domestic	132,820	29.0%	101,822	25.6%	83,719	27.5%	30.4%	58.6%
Government Securities – Foreign	8,011	1.7%	7,877	2.0%	5,120	1.7%	1.7%	56.5%
Denmark	2,554	0.6%	1,721	0.4%	1,949	0.6%	48.4%	31.0%
Korea	1,662	0.4%	1,672	0.4%	295	0.1%	-0.6%	463.4%
Chile	1,641	0.4%	1,942	0.5%	1,046	0.3%	-15.5%	57.0%
United States	719	0.2%	828	0.2%	292	0.1%	-13.1%	146.1%
Paraguay	491	0.1%	287	0.1%	344	0.1%	70.9%	42.7%
Uruguay	347	0.1%	361	0.1%	295	0.1%	-3.8%	17.4%
Mexico	225	0.0%	618	0.2%	215	0.1%	-63.6%	4.4%
Argentina	88	0.0%	141	0.0%	225	0.1%	-37.4%	-60.8%
United Kingdom	83	0.0%	-	-	-	-	-	-
France	57	0.0%	27	0.0%	-	-	111.6%	-
Colombia	34	0.0%	170	0.0%	-	-	-79.9%	-
Spain	-	-	-	-	418	0.1%	-	-100.0%
Other	108	0.0%	110	0.0%	40	0.0%	-1.4%	172.2%
Corporate Securities	47,684	10.4%	43,956	11.0%	31,761	10.4%	8.5%	50.1%
PGBL/VGBL Fund Quotas	75,146	16.4%	69,857	17.6%	57,734	19.0%	7.6%	30.2%
Derivative Financial Instruments	12,513	2.7%	11,045	2.8%	9,546	3.1%	13.3%	31.1%
Total	458,208	100.0%	397,899	100.0%	303,962	100.0%	15.2%	50.7%

Evolution of Short-term Interbank Investments and Securities Portfolio

The breakdown of short-term interbank investments and securities in the past few quarters is shown below:

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	28

Balance Sheet

Short-term Interbank Investments and Securities Portfolio by maturity (*)

Our securities and derivative financial instruments are presented below in accordance with their maturity period, allowing us to see our positions by maturity date.

(*) It does not consider the securities portfolio of the PGBL and VGBL plans .

Securities by Categories

Our securities portfolio is classified into three categories: trading, available-for-sale and held-to-maturity. On December 31, 2012, the securities portfolio totaled R$263,661 million and trading securities accounted for 65.0% of it, a decrease of 520 basis points from the previous quarter. The available-for-sale securities increased their share in 530 basis points, due to an increase of R$25.5 billion, mainly of Brazilian government securities. The breakdown of the securities portfolio is presented in the chart below:

Credit Portfolio

Credit Portfolio by Product

In the table below, the credit portfolio is split into two groups: individuals and companies. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below:

					R$ million
				Variation
				Dec 31,12–	Dec 31,12–
	Dec 31, 12	Sep 30, 12	Dec 31, 11	Sep 30,12	Dec 31,11
Individuals	160,234	157,471	155,151	1.8%	3.3%
Vehicles	51,220	54,046	60,093	-5.2%	-14.8%
Credit Card	40,614	36,699	38,961	10.7%	4.2%
Personal Loans	26,798	27,998	25,960	-4.3%	3.2%
Own and BMG Acquired Payroll Loans	12,929	12,068	9,992	7.1%	29.4%
Mortgage Loans (*)	18,047	16,687	13,450	8.2%	34.2%
Rural Loans	266	267	287	-0.4%	-7.3%
Argentina/Chile/Uruguay/Paraguay	10,361	9,706	6,408	6.7%	61.7%
Companies	206,051	202,339	190,332	1.8%	8.3%
Working Capital (**)	106,268	105,011	101,196	1.2%	5.0%
BNDES/Onlending	40,951	39,242	38,023	4.4%	7.7%
Export / Import Financing	21,258	22,253	18,318	-4.5%	16.1%
Vehicles	6,031	6,634	8,077	-9.1%	-25.3%
Acquired Payroll Loans	621	478	115	29.9%	441.4%
Mortgage Loans	7,790	7,344	6,100	6.1%	27.7%
Rural Loans	6,349	5,528	5,651	14.9%	12.3%
Argentina/Chile/Uruguay/Paraguay	16,782	15,849	12,852	5.9%	30.6%
Total without Endorsements and Sureties	366,285	359,810	345,483	1.8%	6.0%
Endorsements and sureties	60,310	57,792	51,530	4.4%	17.0%
Total with Endorsements and Sureties	426,595	417,603	397,012	2.2%	7.5%
Private Securities (***)	22,652	20,030	15,220	13.1%	48.8%
Adjusted Total Risk	449,247	437,633	412,232	2.7%	9.0%

(*) Does not consider co-obligation in mortgage loan assignment in the amount of R$389.5 million on the 4th Q/11.

(**) Also includes Revolving, Receivables, Hot Money, Leasing, and other; (***) Includes Debentures, CRI and Commercial Paper.

The portfolio of credits to individuals reached R$160,234 million on December 31, 2012. This growth is primarily attributable to the following increases: 8.2% in mortgage loans, amounting to R$18,047 million; 7.1% in the own payroll loan portfolio, amounting to R$12,929 million and 6.7% in our operations in the Southern Cone, amounting to R$10,361 million. On the other hand, our vehicle portfolio dropped 5.2% in the quarter to R$51.220 million.

The portfolio of credit to companies grew 1.8% in the quarter to R$206.051 million. The changes in this portfolio were driven by the increase in mortgage loans, of 6.1%, to R$7,790 million, and in onlending from BNDES, of 4.4%, to R$40,951 million, which offset the decreases seen in the vehicle portfolio and in export/import financing.

Taking into account our fixed income private securities portfolio and the balance of sureties and endorsements, the adjusted balance of our overall credit portfolio amounted to R$449,247 million, a growth of 2.7% from September 30, 2012 and an increase of 9.0% in the full year of 2012.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	29

Balance Sheet

Credit Portfolio by Risk Level

On December 31, 2012, the share of credits rated “AA” to “C” in the total portfolio was 91.4%, an increase of 30 basis points from the previous quarter.

Evolution of Loan Portfolio by Risk Level

Credit Portfolio by Business Sector (excluding endorsements and sureties)

The changes in the portfolio of credit to companies are listed below:

				R$ million
			Variation
Business Sector	Dec 31,12	Sep 30,12	Dec 31,12 – Sep 30,12
Transportation	17,022	16,581	441	2.7%
Real estate agents	14,137	13,142	995	7.6%
Vehicles and autoparts	12,497	12,759	(262)	-2.1%
Agribusiness and fertilizers	11,769	11,233	536	4.8%
Food and beverage	10,303	9,980	323	3.2%
Steel and metallurgy	8,470	8,075	395	4.9%
Sugar and alcohol	7,419	7,656	(237)	-3.1%
Capital assets	7,199	7,201	(2)	0.0%
Petrochemical and chemical	5,722	5,889	(167)	-2.8%
Energy and sewage	5,677	5,517	160	2.9%
Construction material	5,328	5,073	255	5.0%
Clothing and footwear	5,322	5,167	155	3.0%
Electronic and IT	5,143	5,058	85	1.7%
Infrastructure work	4,496	4,812	(316)	-6.6%
Pharmaceuticals and cosmetics	4,142	3,908	234	6.0%
Banks and other financial institutions	3,772	4,352	(580)	-13.3%
Entertainment and tourism	3,451	3,356	94	2.8%
Oil and gas	3,261	2,963	298	10.1%
Pulp and paper	3,041	2,885	157	5.4%
Mining	2,729	2,835	(106)	-3.8%
Other	63,270	65,930	(2,660)	-4.0%
Total	204,170	204,372	(202)	-0.1%

Credit Concentration

Our loan, lease and other credit operations, including endorsements and sureties, are diversified in our credit portfolio. Around 21.0% of the credit risk was concentrated in the 100 largest debtors at the end of December 2012.

R$ million
	Dec 31, 12
		% of
Loan, lease and other credit operations	Risk	Total
Largest debtor	4,573	1.1
10 largest debtors	27,130	6.4
20 largest debtors	43,344	10.2
50 largest debtors	67,372	15.8
100 largest debtors	89,405	21.0

Operations under Renegotiation

Our portfolio of credits under renegotiation, including extended, modified and deferred repayments, decreased R$40 million and amounted to R$19,483 million at the end of 2012, which represents 5.3% of the total credit portfolio, a 10 basis point decrease from the previous quarter. At the end of the fourth quarter of 2012, the ratio of the allowance for loan losses to the renegotiated portfolio was 44.6% in the period, an increase of 20 basis points from the previous quarter. The following chart presents the changes in the past quarters:

The portfolio of operations under renegotiation includes both renegotiated operations from the portfolio that had already been written off as losses and overdue and renegotiated operations, provided that at least one of their installments had been paid. At the time of the renegotiation of credits that had already been written off as losses, we recognize a provision for the total amount renegotiated, which is reversed only when there is a strong indication of the recovery of this credit, thus not generating an immediate result. Such result is accrued after payments are received on a regular basis for a few months.

The 90-day non-performing loans (NPL) in the renegotiated portfolio reached R$6,440 million, the coverage ratio of the corresponding allowance for loan losses was 135% on December 31, 2012, and the 90-day NPL ratio was 33.1%, a decrease of 60 basis points from the third quarter of 2012. The overall over 90 days of the bank presented in the chapter does include the NPL on renegotiated credits.

Other and Permanent Assets

In the fourth quarter of 2012, “Other Assets” increased 0.6% and reached R$125,887 million driven by the decrease in the foreign exchange portfolio, which is equivalent to 12.4% of our total assets. This item basically comprises “foreign exchange portfolio” (see Note 9 to the financial statements), “tax credits”, “taxes and contributions for offset” and “escrow deposits”.

The tax credit balance reached R$36.2 billion, an increase of 22.5% from the previous quarter. Of this total, R$31.6 billion refers to temporary differences between disbursed and non disbursed provisions and R$4.6 billion, or 12.7% of total tax credits, refers to tax losses and social contribution tax loss carryforwards and social contribution for offset.

Our permanent assets, in the amount of R$13,213 million, are represented by “non-consolidated investments in Brazil and abroad”, “fixed assets” and “deferred charges”. This quarter, this category represented 1.3% of total assets and decreased 42.9% in relation to the previous quarter, due to the accounting of the acquisition of the minorities’ shares of Redecard as a capital transaction.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	30

Balance Sheet

Funding					R$ million
				Variation
				Dec 31,12 -	Dec 31,12 -
	Dec 31, 12	Sep 30, 12	Dec 31, 11	Sep 30,12	Dec 31,11
Demand Deposits	34,916	29,818	28,933	17.1%	20.7%
Savings Deposits	83,451	77,414	67,170	7.8%	24.2%
Time Deposits	117,232	115,172	144,469	1.8%	-18.9%
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	129,222	124,394	115,194	3.9%	12.2%
Funds from Bills (1)	37,539	39,823	33,587	-5.7%	11.8%
(1) Total - Funding from Account Holders and Institutional Clients (*)	402,360	386,620	389,352	4.1%	3.3%
Onlending	36,048	34,860	35,459	3.4%	1.7%
(2) Total – Funding from Clients	438,408	421,480	424,812	4.0%	3.2%
Assets Under Administration (2)	561,958	536,458	449,693	4.8%	25.0%
Technical Provisions for Insurance, Pension Plan and Capitalization	93,210	87,281	73,754	6.8%	26.4%
(3) Total – Clients	1,093,576	1,045,219	948,259	4.6%	15.3%
Interbank deposits	7,600	9,516	2,066	-20.1%	267.9%
Funds from Acceptance and Issuance of Securities	15,999	14,604	16,931	9.6%	-5.5%
Total Funds from Clients + Interbank Deposits	1,117,175	1,069,339	967,256	4.5%	15.5%
Repurchase Agreements (3)	161,165	123,495	74,663	30.5%	115.9%
Borrowings	23,077	21,994	21,143	4.9%	9.1%
Foreign Exchange Portfolio	31,104	41,125	26,182	-24.4%	18.8%
Subordinated Debt	54,372	48,544	38,974	12.0%	39.5%
Collection and payment of Taxes and Contributions	399	4,517	856	-91.2%	-53.4%
Free Assets (4)	61,910	56,952	61,179	8.7%	1.2%
Free Assets and Other	332,027	296,627	222,997	11.9%	48.9%
Total Funds (Free, Raised and Managed Assets)	1,449,203	1,365,966	1,190,253	6.1%	21.8%

(*) Funds from Institutional Clients totaled R$26,880 million, which corresponds to 6.7% of the total raised with Account Holders and Institutional Clients.

(1) It includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) In December 2012, we began consolidating the exclusive investment funds for the implementation of consolidated subsidiaries. (3) It does not include own issued debentures, classified as funding. (4) Stockholders’ Equity + Minority Interests - Permanent Assets.

On December 31, 2012, total funds from clients, including interbank deposits, amounted to R$1.1 trillion, corresponding to an increase of R$47,836 million from the third quarter. The main drivers were increases of R$6,037 million in savings deposits, of R$5,099 million in demand deposits, of R$4,828 million in debentures, of R$25,500 million in funds obtained through assets under administration, and of R$5,929 million in technical provisions for insurance, pension plan and capitalization, partially offset by the decreases of R$2,284 million in funds from notes and of R$1,916 million in interbank deposits.

The debentures issued made by leasing companies of the conglomerate, after purchased by the bank, are traded with the same features as a time deposit or other deposits, although come they are classified as borrowings from the open market. Therefore, these deposits are reclassified in the table above as deposits from account holders. In the fourth quarter of 2012, this type of funding totaled R$127,652 million, including institutional clients.

Total funds (free, raised and managed assets) amounted to approximately R$1.4 trillion on December 31, 2012, an increase of R$83,237 million when compared to September 2012, mainly driven by the increase in funds from clients and repurchase agreements and subordinated debt.

In the last 12 months, we highlight the increase of R$149,920 million in funds obtained from clients, mainly due to the increase in funds obtained through assets under administration and savings deposits, partially offset by the decrease in time deposits. Total funds (free, raised and managed assets) grew R$258,950 million.

Funds from clients (1)

(1) It includes institutional clients in the proportion of each type of product invested by them.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	31

Balance Sheet

Ratio between Credit Portfolio and Funding

R$ million				Variation
				Dec 31,12 -	Dec 31,12 -
	Dec 31, 12	Sep 30, 12	Dec 31, 11	Sep 30,12	Dec 31,11
Funding from Clients + Account Holders	438,408	421,480	424,812	4.0%	3.2%
Funds from Acceptance and Issuance of Securities Abroad	15,999	14,604	16,931	9.6%	-5.5%
Borrowings	23,077	21,994	21,143	4.9%	9.1%
Other (1)	18,369	16,263	17,716	12.9%	3.7%
Total (A)	495,853	474,341	480,601	4.5%	3.2%
(-) Reserve Required by BACEN	(75,374)	(76,951)	(108,183)	-2.0%	-30.3%
(-) Cash (Currency) (2)	(13,967)	(13,104)	(10,633)	6.6%	31.4%
Total (B)	406,512	384,287	361,785	5.8%	12.4%
Loan Portfolio (C) (3)	366,285	359,810	345,483	1.8%	6.0%
C/A	73.9%	75.9%	71.9%	-200 bps	200 bps
C/B	90.1%	93.6%	95.5%	-350 bps	-540 bps

(1) These comprise installments of subordinated debts that are not included in the Tier II Referential Equity.

(2) It includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency. (3) The credit portfolio balance does not include endorsements and sureties.

The ratio of the credit portfolio to funding, before the deduction of compulsory deposits and cash and cash equivalents, reached 73.9% in December 31, 2012 compared to 75.9% in September 2012. If we consider the compulsory deposits and cash and cash equivalents, this ratio reached 90.1% in December 2012 versus 93.6% in September 2011.

As of May 22, 2012, part of the funds that were previously intended for compulsory deposits started to be used in vehicle and small commercial vehicle financing and leasing operations through September 14, 2012, when vehicle financing was replaced by motorcycle financing, due to the change in the criteria for the remuneration on compulsory deposits determined by Circular No. 3,569/11 and Circular No. 3,576/12 of the Central Bank of Brazil.

Additionally, on September 14, 2012, the rules for determining the compulsory deposits were changed by Circular No. 3,609/12, with impacts as from the fourth quarter of 2012. The changes include the reduction of the compulsory deposit remunerated by the SELIC from 64% to 50% and the decrease in the additional rates of compulsory time deposits from 12% to 11% and of demand deposits from 6% to 0%.

Ratio between Loan Portfolio and Funding

(*) Gross funding, disregarding the deductions of compulsory deposits and cash and cash equivalents.

External Funding (1)

The table below highlights the main issues of Itaú Unibanco abroad in effect on December 31, 2012.	US$ million

		Balance at			Exchange	Balance at		Maturity
Instrument	Issuer	Sep 30,12	Issuances	Amortization	Variation	Dec 31,12	Issue Date	Date	Coupon % p.y.
Fixed Rate Notes(2)	Itaú Chile	97				97	07/24/2007	07/24/2017	UF(6) + 3.79%
Fixed Rate Notes(3)	Itaú Chile	98				98	10/30/2007	10/30/2017	UF(6) + 3.44%
Floating Rate Notes	Itaubank	393				393	12/31/2002	03/30/2015	Libor (7) + 1.25%
Floating Rate Notes (4)	IBBA International	69		(69)		-	12/22/2005	12/22/2015	Euribor(8) + 0.55%
Medium Term Notes	Banco Itaú Holding Cayman	1,000				1,000	04/15/2010	04/15/2020	6.2%
Medium Term Notes (5)	Banco Itaú Holding Cayman	1,000				1,000	09/23/2010	01/22/2021	5.75%
Medium Term Notes	Banco Itaú Holding Cayman	246			(2)	245	11/23/2010	11/23/2015	10.5%
Medium Term Notes	Banco Itaú Holding Cayman	250				250	01/24/2011	01/22/2021	5.75%
Medium Term Notes	Banco Itaú Holding Cayman	500				500	06/15/2011	12/21/2021	6.2%
Medium Term Notes	Banco Itaú Holding Cayman	550				550	01/24/2012	12/21/2021	6.2%
Medium Term Notes	Banco Itaú Holding Cayman	1,250				1,250	03/19/2012	3/19/2022	5.65%
Medium Term Notes	Banco Itaú Holding Cayman	1,375				1,375	6/8/2012	6/8/2022	5.5%
Medium Term Notes	Banco Itaú Holding Cayman	-	1,870			1,870	11/13/2012	05/13/2023	5.13%
Structured Notes		5,212	518	(38)	48	5,740
Total		12,040	2,388	(107)	46	14,367

(1) The balances refer to principal amounts; (2) and (3) Amounts in US$ equivalent on the issuance dates to CHP46.9 billion and CHP48.5 billion, respectively; (4) Amounts in US$ equivalent on the issuance dates to €55 million; (5) Amounts in US$ equivalent on the date to R$500 million, respectively; (6) Development Financial Unit; (7) 180-day Libor; (8) 90-day Euribor.

On December 31, 2012, funds obtained abroad totaled US$14,367 million, an increase of US$2,327 million from the previous quarter (presented in the “Funding” table in the previous section as Funds from Acceptance and Issuance of Securities and Subordinated Debt).

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	32

Balance Sheet by Currency

We adopt a management policy for foreign exchange risk associated with our asset and liability positions that is primarily intended to prevent impacts on consolidated results from fluctuations in foreign exchange rate parities.

Brazilian tax legislation determines that gains and losses from exchange rate variations on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are impacted by tax effects. Therefore, in order not to expose net income to foreign exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

The Balance Sheet by Currency shows our assets and liabilities denominated in local and foreign currencies. On December 31, 2012, the net foreign exchange position was a liability of US$6,817 million.

Assets | Dec 31, 2012
		Business in Brazil			R$ million
				Foreign	Business
	Consolidated	Total	Local Currency	Currency	Abroad
Cash and Cash Equivalents	13,967	8,019	6,370	1,649	7,061
Short - Term Interbank Deposits	182,034	168,830	168,717	113	14,962
Securities	276,174	239,405	239,220	185	65,014
Loan, Lease and Other Loan Operations	338,540	276,136	262,915	13,221	68,514
Loans	366,285	302,667	289,446	13,221	69,728
(Allowance for Loan Losses)	(27,745)	(26,531)	(26,531)	-	(1,214)
Other Assets	190,497	167,316	155,458	11,858	35,893
Foreign Exchange Portfolio	30,960	14,258	4,427	9,830	28,984
Other	159,537	153,059	151,031	2,028	6,909
Permanent Assets	13,213	32,861	12,402	20,459	811
Total Assets	1,014,425	892,567	845,082	47,485	192,254
Derivatives – Purchased Positions				69,179
Total Assets After Adjustments (a)				116,663

Liabilities and Equity | Dec 31, 2012
		Business in Brazil			R$ million
				Foreign	Business
	Consolidated	Total	Local Currency	Currency	Abroad
Deposits	243,200	183,769	183,494	275	61,522
Funds Received under Securities Repurchase	288,818	271,039	271,039	-	17,778
Funds from Acceptances and Issue of Securities	55,108	67,402	39,575	27,827	14,744
Borrowings and On Lendings	59,125	44,496	36,724	7,771	21,975
Interbank and Interbranch Accounts	4,979	4,858	2,593	2,265	121
Derivative Financial Instruments	11,128	8,422	8,422	-	3,453
Other Liabilities	182,598	144,055	134,233	9,823	51,258
Foreign Exchange Portfolio	31,104	14,430	4,946	9,484	28,956
Other	151,494	129,625	129,287	339	22,303
Technical Provisions of Insurance, Pension Plan and Capitalization	93,210	93,173	91,256	1,916	37
Deferred Income	1,137	1,039	761	278	98
Minority Interest in Subsidiaries	903	95	95	-	807
Stockholders' Equity of Parent Company	74,220	74,220	74,220	-	20,459
Capital Stock and Reserves	60,626	60,626	60,626	-	19,067
Net Income	13,594	13,594	13,594	-	1,392
Total Liabilities and Equity	1,014,425	892,567	842,412	50,155	192,254
Derivatives – Sold Positions				80,439
Total Liabilities and Equity After Adjustments (b)				130,594
Net Foreign Exchange Position Itaú Unibanco (c = a - b)				(13,931)
Net Foreign Exchange Position Itaú Unibanco (c) in US$				(6,817)

Note: It does not consider eliminations of operations between local and foreign business units.

Assets and liabilities denominated in foreign currencies

We present below the net foreign exchange position, a liability position at a higher volume than the balance of the hedged assets (overhedge), which, when considering the tax effects on the net balance of other assets and liabilities denominated in foreign currency, reflects the elimination of the exposure to foreign exchange variations.

R$ million

	Balance Sheet		Variation
	Dec/12	Sep/12	Dec 12 – Sep 12
Investments Abroad	20,459	19,342	1,117	5.8%
Net Foreign Exchange Position (Except Investments Abroad)	(34,390)	(31,370)	(3,020)	9.6%
Total	(13,931)	(12,028)	(1,903)	15.8%
Total in US$	(6,817)	(5,923)	(894)	15.1%

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	33

Risk Management

Corporate Principles of Risk and Capital Management

Itaú Unibanco regards risk management as an essential instrument for optimizing the use of resources and selecting the best business opportunities in order to create value to its stockholders.

The risk management processes permeate the entire institution and are in line with the guidelines of the Board of Directors and Senior Management, which, through Committees and Superior Commissions, determine the overall objectives, expressed as targets and limits for the risk management business units. The control units, in turn, support the Itaú Unibanco’s management by means of monitoring processes and risk analysis.

Complementing the risk management process, we concluded the implementation of the capital management structure, meeting of National Monetary Council (CMN) Resolution No. 3,988 of June 30th, 2011. The first ICAAP (Internal Capital Adequacy Assessment Process) report will be submitted to BACEN in September 2013.

For additional information on the risk and capital management structure, please see the Investor Relations website at www.itau-unibanco.com/ir >> Corporate Governance >> Risk Management Risk – Circular 3,477.

Credit Risk

Our credit risk management is aimed at creating value to stockholders based on the analysis of the risk-adjusted return and focused on maintaining the quality of the credit portfolio at levels that are appropriate to each market segment in which we operate.

The credit risk control is centralized, carried out by an independent executive area responsible for preparing institutional credit risk control policies, evaluating credit policies and new products, establishing governance in model development, including its validation, calculating and monitoring the Referential Equity, evaluating the calculation of the portfolio’s risk and return parameters, as well as their monitoring, and monitoring the allowance for loan losses. Itaú Unibanco’s centralized process for validating and approving credit policies and models ensures the timing of credit actions and the optimization of business opportunities.

Operational Risk

Our operational risk management structure is composed of operational risk management and control activities aimed at supporting the organization in decision-making processes, always in the search for the proper identification and evaluation of risks, the creation of value for stockholders, as well as the protection of the assets and image of Itaú Unibanco.

Liquidity Risk

The liquidity risk management is aimed at ensuring sufficient liquidity to withstand potential outflows of funds in times of market stress scenario, as well as the compatibility between funding and terms and liquidity of assets.

We have a structure that is dedicated to monitor, control and analyze liquidity risk using models for the projection of variables that impact cash flows and the level of local and foreign currency reserve.

Market Risk

Our risk management strategy is aimed at balancing corporate business goals, taking into account, among others, political, economic and market conditions; market risk portfolio of the institution and the expertise to operate in specific markets.

The market risk control is conducted by a group that is independent from the business areas and that is responsible for performing the daily activities of risk measurement, evaluation, analysis and reporting to people and areas responsible according to the governance defined and monitoring the necessary actions to readjust the position and/or level of risk. For this, Itaú Unibanco has a structured process of communication and information which provides information to Superior Committees and to ensure compliance with the requirements of Brazilian and foreign regulatory agencies.

VaR of Itaú Unibanco

The exposure to market risk of the portfolios of Itaú Unibanco and its foreign subsidiaries is presented in the table Global VaR by Risk Factor Group, which shows where the larger concentrations of market risk are. This quarter, we maintained our conservative management approach and diversified portfolio, keeping our policy of operating within lower limits in relation to our capital.

The observed increase in the Global VaR value compared to the previous quarter is due to an increase in the market volatility and an increase in our positions.

VaR by Risk Factor

	R$ million
	Dec 31, 12	Sep 30, 12
Itaú Unibanco
Interest rate	348.7	175.4
Foreign exchange linked interest rate	11.4	12.1
Foreign exchange	8.8	5.4
Prices indices	51.2	62.6
Equities	16.8	26.3

Itaú Unibanco Foreign Units
Banco Itaú BBA International	1.1	1.4
Banco Itaú Argentina	5.5	4.3
Banco Itaú Chile	4.4	6.0
Banco Itaú Uruguay	2.0	2.1
Banco Itaú Paraguay	1.0	0.6
Banco Itaú BBA Colombia	-	-

Diversification Effect	(77.1)	(78.4)

Global VaR	373.7	217.8
Maximum VaR in the Quarter	452.7	422.5
Average VaR in the Quarter	275.9	326.7
Minimum VaR in the Quarter	189.0	197.2

Adjusted for tax effects.

VaR refers to the maximum potential loss for a day, with a 99% confidence level. Volatilities and correlations are estimated based on a methodology that attributes more weight to the most recent information.

Evolution of Itaú Unibanco's Value at Risk

Capital Adequacy

Itaú Unibanco maintains adequate levels of Referential Equity in relation to the Required Referential Equity, which is the minimum regulatory capital required. We systematically compare this minimum capital with our internal estimates of economic capital required and we concluded that it is, in total, sufficient to cover the risks incurred, including those that are not directly covered by the Required Referential Equity.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	34

Capital Ratios (BIS)

Solvency Ratios | Economic-Financial Consolidated

R$ million
				Variation
	Dec 31, 12	Sep 30, 12	Dec 31, 11	Dec 31,12 - Sep 30,12	Dec 31,12 - Dec 31, 11
Stockholder´s Equity of Parent Company	74,220	78,979	71,347	(4,759)	2,872
Referential Equity Tier I	72,007	77,282	71,601	(5,275)	406
Referential Equity Tier II	37,833	33,790	21,564	4,043	16,269
Total exposure weighted by risk	654,872	632,186	568,693	22,686	86,179
Ratios (%)
BIS (Referential Equity / Total exposure weighted by risk)	16.7	17.5	16.4	-80 bps	30 bps
Tier I	10.9	12.2	12.6	-130 bps	-170 bps
Tier II	5.8	5.3	3.8	50 bps	200 bps

On December 31, 2012, the stockholders' equity of the parent company totaled R$74,220 million, a decrease of R$4,759 million in relation to September 30, 2012, mainly due to the accounting of the acquisition of the minorities’ shares of Redecard as a capital transaction.

The BIS ratio reached 16.7%, a 120 basis point decrease from September 30, 2012, mainly due to the capital transaction explained before, partially compensated by the approval, of the Central Bank of Brazil, of subordinated debt amounting to R$5,661 million to compose the Tier II of the Referential Equity. This ratio exceeds the minimum of 11% required by the Central Bank of Brazil and indicates an excess of R$37.4 billion of referential equity, allowing for the increase of up to R$339.9 billion in credit assets based on an 100% risk-weighting. Tier I ratio reduced 130 basis points.

If the remaining values of assets realization and the complementary allowance for loan losses were taken into consideration, our BIS Ration would have been 17.6%.

The evolution of the BIS ratio and Referential Equity Tier I is presented below.

Solvency Ratios

Note: The BIS ratio of the financial system consolidated (another criterion used by the Central Bank of Brazil) reached 18.1% on December 31, 2012. The difference between the BIS ratios of the financial system consolidated and the economic and financial consolidated (CONEF) arises from the inclusion of non-financial subsidiaries in the economic-financial consolidated, the funds of which may, when necessary, be distributed to financial companies through the payment of dividends/JCP (interest on net equity) or corporate restructuring.

Referential Equity | Economic-Financial Consolidated

	R$ million
							Variation
	Dec 31, 12		Sep 30, 12		Dec 31, 11		Dec 31,12 – Sep 30, 12	Dec 31,12 – Dec 31, 11
Referential Equity Tier I	72,007	65.8%	77,282	69.8%	71,601	76.9%	(5,275)	406
Referential Equity Tier II (*)	37,414	34.2%	33,484	30.2%	21,510	23.1%	3,930	15,904
Referential Equity	109,421		110,766		93,111		(1,345)	16,309

(*) It takes into consideration the redeemable non-voting shares and the exclusion of credit instruments issued by financial institutions and adjustments to market value—securities and derivatives.

On December 31, 2012, our Referential Equity reached R$109,421 million, a decrease of R$1,345 million when compared to September 30, 2012, mainly due to the accounting of the acquisition of the minorities’ shares of Redecard as a capital transaction, partially compensated by the approval, of the Central Bank of Brazil, of subordinated debt amounting to compose the Tier II of the Referential Equity. When compared to the same period of the previous year, the Referential Equity increased R$16,309 million.

The ratio between Tier I and Referential Equity reached 65.8%, a drop of 400 basis points when compared to September 30, 2012.

Subordinated Debt and Referential Equity Tier II | Dec 31, 2012

	R$ million
	Maturities
	< 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	> 5 years	Total
CDB	2,797	4,951	725	4,720	524	-	13,717
Financial Treasury Bills	347	-	-	2,277	8,218	10,641	21,483
Euronotes	222	-	-	-	-	15,713	15,935
Subordinated Debt	3,366	4,951	725	6,997	8,742	26,353	51,134
Subject to approval - Central Bank of Brazil (*) and Other	12	-	-	75	0	3,151	3,238
Subordinated Debt - Total	3,378	4,951	725	7,072	8,742	29,504	54,372
(*) Subordinated debt that does not make up the Tier II Referential Equity.
Subordinated Debt (part of Referential Equity Tier II)	-	990	290	4,198	6,994	23,532	36,004

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	35

Capital Ratios (BIS)

Exposure by Risk

	R$ million
				Variation
	Dec 31, 12	Sep 30, 12	Dec 31, 11	Dec 31,12 - Sep 30,12	Dec 31,12 - Dec 31, 11
Exposure weighted by credit risk (EPR)	587,087	566,832	523,898	20,255	63,189
Portion required for credit risk coverage (PEPR = 0.11x(EPR))	64,580	62,351	57,629	2,228	6,951
FPR at 20%	411	375	349	36	62
FPR at 35%	204	194	164	9	39
FPR at 50%	5,189	4,737	4,672	452	518
FPR at 75%	12,329	12,750	13,587	(420)	(1,258)
FPR at 100%	42,578	40,441	35,392	2,137	7,186
FPR at 150%	1,858	1,689	1,568	169	290
FPR at 300%	1,535	1,803	1,467	(267)	69
Derivatives – potential future gain	476	363	431	112	45
Portion required for operational risk coverage (POPR)	4,356	4,356	3,851	-	505
Portion required for market risk coverage	3,100	2,832	1,076	267	2,024
Operations subject to interest rate variation (PJUR)	2,834	2,489	965	345	1,869
Operations subject to commodity price variation (PCOM)	90	120	72	(30)	18
Operations subject to stock price variation (PACS)	176	224	39	(48)	137
Total exposure weighted by risk (Risk Weighted Assets - RWA) [EPR + (1/0.11x(Operational Risk+Market Risk)]	654,872	632,186	568,693	22,686	86,179

The total exposure weighted by risk amounted to R$654,872 million on December 31, 2012. The growth of R$22,686 million in relation to September 30, 2012 is mainly due to the increase of R$2,228 million in the portion required for credit risk coverage, influenced by the increase in the volume of credit operations and repurchase agreements. In addition to this change, the portion required for market risk coverage also grew R$267 million due to the increase in the capital required for operations that are subject to interest rate variations (R$345 million).

In accordance with the Circular Letters No. 3,383 and No. 3,476 of the Central Bank of Brazil, the portion required to cover operational risk is recalculated every six months. In December 2012, this portion reached R$4,356 million, stable on relation to September 30, 2012.

Evolution of the Composition of the Risk Weighted Exposure

Composition of the Portion to Cover Credit Risk (PEPR = 0.11x(EPR))

ROA - Risk Adjusted

	4Q12	3Q12	4Q11	4Q12 – 3Q12	4Q12 – 4Q11
ROA - Return on Assets (A)	1.4%	1.5%	1.8%	-10 bps	-30 bps
Return on Average Risk Weighted Assets / Average Assets (B)	65.6%	67.0%	67.6%	-140 bps	-200 bps
ROA Risk Adjusted (A/B)	2.2%	2.2%	2.6%	0.0 bp	-50 bps

In the fourth quarter of 2012, the annualized recurring return on average assets reached 2.2%.

The ratio between the exposure weighted by credit, operational and market risks and the average total assets reached 65.6% in the fourth quarter of 2012 compared to 67.0% in the previous period, an increase of 160 basis points.

As a consequence, the risk-adjusted ROA, which considers the return and total weighted assets that require capital allocation, was 2.2% in the fourth quarter of 2012, stable in relation to the third quarter of 2012.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	36

Ownership Structure

The management of our ownership structure is mainly intended to optimize the capital allocation to the various segments comprising the conglomerate.

The average acquisition cost of treasury shares, as well as the activity of options granted to conglomerate executives under the Stock Option Plan, are set out in Note 16-f of the Complete Financial Statements.

The table below shows the number of shares of capital stock and treasury shares as of December 31, 2012, the average cost of the 53 million shares in Treasury was R$28.99 per share:

Number of Shares | Itaú Unibanco Holding S.A.

	In thousands
	Common Shares	Non-Voting Shares	Total
Balance of Shares	2,289,286	2,281,650	4,570,936
Treasury Shares
On 12/31/2011	2	57,294	57,296
Purchase of treasury shares	-	4,300	4,300
Exercised options - Granting of stock options	-	(5,784)	(5,784)
Disposals - Stock option plan	-	(3,256)	(3,256)
On 12/31/2012	2	52,554	52,556
Total Shares (-) Treasury	2,289,284	2,229,096	4,518,380

The organization chart below summarizes the current ownership structure on December 31, 2012:

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	37

Performance in the Stock Market

Performance in the Stock Market | 4th Q/12

Our voting and non-voting shares were traded on all BM&FBOVESPA’s sessions in 2012. Additionally, our non-voting shares are included in all stock exchange indexes where financial institution shares may be listed.

	(R$)	(R$)	(US$)
	Non- voting Shares	Common Shares	ADRs
	ITUB4	ITUB3	ITUB
Closing Price at 12/31/2012	33.39	31.18	16.46
Maximum price in quarter	34.47	32.44	16.57
Average price in quarter	31.18	28.22	15.19
Minimum price in quarter	28.19	25.72	13.93
Closing Price at 09/30/2012	30.59	27.25	15.28
Maximum price in 2012	38.94	33.30	22.00
Average price in 2012	32.34	28.41	16.71
Minimum price in 2012	26.73	24.30	12.84
Closing Price at 12/31/2011	33.99	27.01	18.56
Change in the last 12 months	-1.8%	15.4%	-11.3%
Change in 4th Q/12	9.2%	14.4%	7.7%
Average daily trading financial volume - in 2012 (million)	286	6	211
Average daily trading financial volume in 4th Q/12 (million)	258	6	159

* prices on 03/16/12 for non-voting shares, on 03/19/12 for common shares and 03/02/12 for ADRs.

** prices on 05/17/12 for non-voting shares and 06/28/12 for common shares and ADRs.

Price/Earnings *

(*) Closing price at the period-ended/Earnings per share.

Price/Book Value *

(*) Closing price at the period-ended/Book Value per share.

Market Capitalization (*) vs. Ibovespa Index

As of December 31, 2012, our market capitalization was R$150,598 million. When compared to the fourth quarter of 2002, our market capitalization grew the equivalent to 6.3-fold whereas the Ibovespa grew 5.4-fold.

According to the information provided by Bloomberg, as of December 31, 2012, we were the 16th largest bank in the ranking of banks by world market capitalization.

(*) Average price of non-voting shares (the most liquid) at the last trading day of the period x total shares outstanding.

Non–voting Shares (PN - ITUB4) Appreciation

The chart below shows the evolution of R$100 invested on December 31, 2002 through December 31, 2012, by comparing the values, with and without reinvestment of dividends, to the performance of the Ibovespa and the CDI (Interbank Deposit Certificate).

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	38

Market Relations

We completed the Apimec 2012 meeting cycle around Brazil with the attendance of 5,017 participants, an increase of 33% in the number of attending participants in relation to 2011. We continue to be the company that sponsors the largest number of Apimec meetings (totaling 22) in Brazil. Itaú Unibanco received the best Apimec meeting awards held in the Northeast and Brasília.

We also participated in all 13 Expo Money fairs carried out in Brazil in 2012. During these events, professionals from the Investor Relations area, Itaú Corretora, Kinea and experts in investment products were available to talk to stockholders, investors and other stakeholders and spoke about financial education and performance in the stock market, among other subjects.

With respect to funds and other institutional investors, approximately 950 investors were attended in 26 national and international conferences and road shows.

Repurchase of Own Shares

Since November 2004, Itaú Unibanco has been disclosing, on a monthly basis, on its Investor Relations website, its transactions with its own shares. We believe that the spontaneous disclosure of these transactions reinforce Itaú Unibanco’s commitment and transparency in its relationship with capital markets, adopting the best Corporate Governance practices in its business.

In October 2012, we purchased 800,000 non-voting shares at the average price of R$29.11, totaling R$23.3 million.

In 2012, we purchased 4.3 million non-voting shares at the average price of R$28.45, totaling R$122.3 million. For more information on these transactions, please see: www.itau-unibanco.com/ir > Corporate Governance > Repurchase of Shares.

On November 5, 2012, a new program for the repurchase of shares was launched and it will be effective until November 4, 2013. In this program, the repurchase limit was increased to 100 million shares, 13.7 million of which are common and 86.3 are non-voting shares.

Market Consensus

Main market analysts periodically issue their recommendations on shares subject to their analysis. These recommendations help a number of investors to select the best option in which to invest.

Based on information provided by Bloomberg and Thomson Analytics, on January 16, we reproduce in the table below the recommendations on Itaú Unibanco Holding’s non-voting shares.

	Thomson	Bloomberg
Buy	11	13
Hold	7	9
Sell	0	0
Number of Analysts	18	22

According to Bloomberg, the average target price estimated for the end of 2013 is R$39.74. Based on this average estimated by third parties, the potential appreciation for 2013 is 19.1%. Thomson does not publish the target price indicated by the analysts.

Corporate Sustainability Index - ISE

Itaú Unibanco was chosen, for the eighth consecutive year, to make up the portfolio of the Corporate Sustainability Index (ISE), with a 5.3% share. This index portfolio is made up of companies with renowned commitment to social responsibility and corporate sustainability, in addition to promoting the good practices in the Brazilian corporate environment.

Additionally, it is worth noting that, in September, we were selected, for the 13th consecutive time to compose the Dow Jones Sustainability Index, the main corporate sustainability index in the world.

ICO2

Itaú Unibanco also composes, for the 3rd consecutive year, the ICO2 – Carbon Efficient Index. We are the company with the largest share in this index, with 12.9%. The portfolio of this index is composed of companies of the IBRX-50 index that accepted to take part in this initiative and adopt transparent practices with respect to greenhouse gas (GHG) emissions.

Main Ratings

In 2012, Itaú Unibanco’s credit ratings changed as follows:

•	In June, the rating agency Moody’s disclosed a new global methodology and revised Brazilian banks’ ratings. The new ratings of Itaú Unibanco and Itaú BBA are one level above Brazil’s sovereign rating.

•	In July, the rating agency Standard & Poor's disclosed its revision of the ratings of Brazilian banks, and the ratings attributed to Itaú Unibanco in terms of capacity of payment of short-term liabilities were upgraded.

The ratings attributed to Itaú Unibanco by the main rating agencies are presented below:

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	39

Ordinary General Meeting

Our Annual and Extraordinary Stockholders’ Meetings will be held on April 19, 2013.

As in 2012, we will make available on our Investor Relations website (www.itauunibanco.com/ir) the electronic platform for our stockholders to cast their votes remotely and in advance. The system allows the votes to be cast through online proxies by means of a digital certificate, which facilitates investors’ access.

Agenda

The Investor Relations department makes Itaú Unibanco's corporate calendar available on its website (www.itauunibanco.com/ir). Please find below the upcoming scheduled events:

Results	Disclosure of Fianancial Statements	Teleconference
1 Q 2013	April 30	May 2
1 S 2013	July 30	July 31
3 Q 2013	October 29	October 30

Ordinary General Meeting and Other Activities
Ordinary General Meeting	April 19
Form 20-F	until April 30
Reference Form - CVM 480	until May 31

Awards

The awards and recognition granted to Itaú Unibanco in the fourth quarter of 2012 are presented below:

- We ranked first in the Best Domestic Cash Manager in Brazil ranking of Euromoney magazine. The winners are chosen by means of a survey conducted by the magazine with clients and institutions of the industry that elect the most admired companies in the provision of services;

- First place among financial institutions in Private Banking in Latin America and Brazil in the Global Private Banking Awards 2012 (The Banker);

- We were elected the best Brazilian bank in foreign exchange in the World’s Best Foreign Exchange Providers award granted by Global Finance;

- The Most Admired Companies in Brazil: Itaú Unibanco ranked first in the Retail Bank segment. In the general ranking, regardless of the segment, the bank ranked eighthh. The purpose of this award is to recognize the companies that contribute to the dissemination of corporate ethics and social and environmental development of Brazil.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	40

analysis of segments, products and services Itaú Unibanco Holding S.A. 4th quarter of 2012 Management Discussion & Analysis

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Management Discussion & Analysis	Itaú Unibanco Holding S.A.	42

Analysis of Segments

Pro Forma Adjustments

Adjustments made to the balance sheet and statement of income for the year are based on managerial information from the business units.

The Activities with the Market + Corporation column presents the result from excess of capital, excess of subordinated debt and the net balance of tax assets and liabilities. It also shows the financial margin on market transactions, costs of Treasury operations, equity in the earnings of companies that are not linked to any segment, as well as those adjustments relating to minority shareholdings in subsidiaries and our interest in Porto Seguro.

The financial statements were adjusted in order to replace the accounting stockholders’ equity with funding at market prices. Subsequently, the financial statements were adjusted in order to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

Allocated Capital

Impacts related to capital allocation are considered in the Pro Forma financial statements by segment. To this end, adjustments were made to the financial statements, using a proprietary model.

The economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment, which considers, in addition to allocated capital Tier I, the allocated capital Tier II (Subordinated Debt) and the effects of the calculation of expected credit losses, in addition to that required by the Brazilian Central Bank Circular No. 2,682/99 of the CMN.

Accordingly, the allocated capital considers the following components: credit risk (including expected loss), operational risk, market risk, and insurance underwriting risk.

Based on this measure of capital, we determined the Risk Adjusted Return on Capital (RAROC), which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks of the financial positions assumed.

Income Tax Rate

We consider the full income tax rate, net of the tax effect of the payment of interest on net equity, for the Commercial Bank, Itaú BBA, Consumer Credit and Activities with the Market. The difference between the amount of income tax determined by segment and the amount of the effective income tax, as indicated in the consolidated financial statement, is allocated to the Activities with the Market + Corporation segment column.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	43

Analysis of Segments

The pro forma financial statements of the Commercial Bank, Consumer Credit, Itaú BBA and Activities with the Market + Corporation, presented below, are based on managerial information derived from internal models, so as to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On December 31, 2012

R$ million

	Commercial Bank	Consumer Credit	Itaú BBA	Activities with the Market + Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	737,964	87,495	232,288	132,142	1,001,212
Cash and Cash Equivalents	12,441	-	1,527	-	13,967
Short-term Interbank Investments	267,502	-	26,411	3,769	182,034
Short-term Interbank Deposits in the Market	218,371	-	5,281	3,769	182,034
Short-term Interbank Deposits in Intercompany (*)	49,131	-	21,130	-	-
Securities and Derivative Financial Instruments	159,360	-	81,492	85,172	276,174
Interbank and Interbranch Accounts	61,679	-	2,967	-	64,610
Loan, Lease and Other Credit Operations	166,718	85,839	109,435	4,309	366,285
(Allowance for Loan Losses)	(14,554)	(6,751)	(1,362)	(20)	(22,687)
(Complementary Expected Loss Provisions)	-	-	-	(5,058)	(5,058)
Other Assets	84,819	8,407	11,818	43,971	125,887
Foreign Exchange Portfolio	27,483	-	10,158	13,936	30,960
Others	57,336	8,407	1,660	30,035	94,928
Permanent Assets	7,068	2,601	1,142	2,402	13,213
Total Assets	745,032	90,096	233,430	134,544	1,014,425
Liabilities and Equity
Current and Long-Term Liabilities	709,566	79,982	219,954	117,418	938,165
Deposits	205,391	8	82,793	13,305	243,200
Deposits from Clients	197,428	8	33,662	13,305	243,200
Intercompany deposits (*)	7,963	-	49,131	-	-
Deposits Received under Securities Repurchase Agreements	161,888	57,910	62,825	67,188	288,818
Securities Repurchase Agreements in the Market	148,722	57,910	16,384	67,188	288,818
Securities Repurchase Agreements - Intercompany (*)	13,167	-	46,441	-	-
Funds from Acceptances and Issue of Securities	90,066	-	8,264	-	55,108
Interbank and Interbranch Accounts	1,730	18	3,267	-	4,979
Borrowings and Onlendings	24,916	2,822	32,692	-	59,125
Derivative Financial Instruments	5,752	-	7,842	-	11,128
Other Liabilities	126,613	19,224	22,270	36,926	182,598
Foreign Exchange Portfolio	27,681	-	10,104	13,936	31,104
Subordinated Debt and Other	98,932	19,224	12,166	22,990	151,494
Technical Provisions for Insurance, Pension Plans and Capitalization	93,210	-	-	-	93,210
Deferred Income	955	-	182	-	1,137
Minority Interest in Subsidiaries	-	-	-	903	903
Economic Allocated Capital - Tier I (**)	34,511	10,114	13,293	16,223	74,220
Total Liabilities and Equity	745,032	90,096	233,430	134,544	1,014,425

(*) The Intercompany operations were eliminated in the Consolidated.

(**) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution so as to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 4th Quarter of 2012

R$ million

	Commercial Bank	Consumer Credit	Itaú BBA	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	12,763	3,605	1,925	1,573	19,856
Managerial Financial Margin	7,623	2,014	1,321	1,443	12,417
Banking Service Fees and Income from Banking Charges	3,297	1,559	640	22	5,507
Result from Insurance, Pension Plans and Capitalization Operations before Retained Claims and Selling Expenses	1,628	1	12	1	1,642
Other Operating Income	143	(5)	(38)	-	85
Equity in earnings of affiliates and Other investments	-	40	0	105	145
Non-operating Income	73	(3)	(10)	-	60
Loan and Retained Claims/ Losses net of Recovery	(3,398)	(1,237)	(495)	135	(4,995)
Expenses for Allowance for Loan Losses	(3,715)	(1,484)	(499)	14	(5,685)
Income from Recovery of Credits Written Off as Losses	813	247	4	122	1,186
Retained Claims	(496)	-	-	-	(496)
Operating Margin	9,365	2,368	1,430	1,708	14,861
Other Operating Income/(Expenses)	(6,908)	(1,969)	(783)	(200)	(9,849)
Non-interest Expenses	(5,917)	(1,717)	(668)	(165)	(8,456)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(714)	(252)	(115)	(35)	(1,116)
Selling Expenses From Insurance	(278)	-	-	-	(278)
Income before Tax and Profit Sharing	2,457	400	647	1,508	5,012
Income Tax and Social Contribution	(883)	(110)	(179)	(289)	(1,462)
Profit Sharing	(13)	(2)	(20)	(1)	(36)
Minority Interests in Subsidiaries	-	-	-	(12)	(12)
Recurring Net Income	1,561	287	447	1,206	3,502
(RAROC) – Return on Average Tier I Allocated Capital	19.4%	10.8%	13.4%	29.8%	19.3%
Efficiency Ratio (ER)	51.4%	51.2%	36.9%	10.7%	46.6%

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	44

Analysis of Segments

The pro forma financial statements of the Commercial Bank, Consumer Credit, Itaú BBA and Activities with the Market + Corporation, presented below, are based on managerial information derived from internal models, so as to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On September 30, 2012

R$ million

	Commercial Bank	Consumer Credit	Itaú BBA	Activities with the Market + Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	700,480	87,635	217,094	69,938	937,069
Cash and Cash Equivalents	11,616	-	1,488	-	13,104
Short-term Interbank Investments	211,020	-	19,317	3,333	163,342
Short-term Interbank Deposits in the Market	169,670	-	(462)	3,333	163,342
Short-term Interbank Deposits in Intercompany (*)	41,350	-	19,779	-	-
Securities and Derivative Financial Instruments	181,081	-	73,139	25,295	234,556
Interbank and Interbranch Accounts	65,519	-	3,274	-	68,761
Loan, Lease and Other Credit Operations	163,516	86,357	106,166	3,772	359,810
(Allowance for Loan Losses)	(14,986)	(6,677)	(944)	(17)	(22,624)
(Complementary Expected Loss Provisions)	-	-	-	(5,058)	(5,058)
Other Assets	82,714	7,955	14,655	42,613	125,177
Foreign Exchange Portfolio	27,575	-	13,704	20,275	40,950
Others	55,139	7,955	950	22,338	84,227
Permanent Assets	7,930	2,552	1,147	11,518	23,147
Total Assets	708,411	90,188	218,241	81,456	960,216
Liabilities and Equity
Current and Long-Term Liabilities	677,735	79,051	204,724	55,912	879,304
Deposits	195,926	26	70,076	13,890	231,919
Deposits from Clients	187,244	26	28,726	13,890	231,919
Intercompany deposits (*)	8,683	-	41,350	-	-
Deposits Received under Securities Repurchase Agreements	150,716	57,807	62,668	-	245,272
Securities Repurchase Agreements in the Market	139,620	57,807	50,255	-	245,272
Securities Repurchase Agreements - Intercompany (*)	11,096	-	12,412	-	-
Funds from Acceptances and Issue of Securities	87,888	-	7,713	-	57,044
Interbank and Interbranch Accounts	5,614	18	2,759	-	8,360
Borrowings and Onlendings	23,566	3,097	31,495	-	56,854
Derivative Financial Instruments	4,226	-	7,467	-	9,125
Other Liabilities	122,518	18,103	22,546	42,022	183,449
Foreign Exchange Portfolio	27,918	-	13,536	20,275	41,125
Subordinated Debt and Other	94,599	18,103	9,010	21,748	142,324
Technical Provisions for Insurance, Pension Plans and Capitalization	87,281	-	-	-	87,281
Deferred Income	654	-	159	-	813
Minority Interest in Subsidiaries	-	-	-	1,121	1,121
Economic Allocated Capital - Tier I (**)	30,021	11,136	13,358	24,422	78,979
Total Liabilities and Equity	708,411	90,188	218,241	81,456	960,216

(*) The Intercompany operations were eliminated in the Consolidated.

(**) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution so as to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 3rd Quarter of 2012

R$ million

	Commercial Bank	Consumer Credit	Itaú BBA	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	12,758	3,548	1,743	1,504	19,513
Managerial Financial Margin	8,133	2,051	1,261	1,359	12,820
Banking Service Fees and Income from Banking Charges	3,041	1,476	504	53	5,034
Result from Insurance, Pension Plans and Capitalization Operations before Retained Claims and Selling Expenses	1,485	(2)	12	2	1,497
Other Operating Income	96	8	(36)	-	52
Equity in earnings of affiliates and Other investments	-	19	1	89	110
Non-operating Income	3	(2)	0	-	1
Loan and Retained Claims/ Losses net of Recovery	(3,962)	(1,288)	(62)	(31)	(5,344)
Expenses for Allowance for Loan Losses	(4,260)	(1,551)	(72)	(57)	(5,939)
Income from Recovery of Credits Written Off as Losses	861	263	9	25	1,159
Retained Claims	(563)	-	-	-	(563)
Operating Margin	8,796	2,260	1,680	1,472	14,169
Other Operating Income/(Expenses)	(6,612)	(1,890)	(856)	(125)	(9,443)
Non-interest Expenses	(5,663)	(1,645)	(754)	(126)	(8,148)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(677)	(245)	(102)	1	(1,023)
Selling Expenses From Insurance	(272)	-	-	-	(272)
Income before Tax and Profit Sharing	2,184	370	824	1,348	4,726
Income Tax and Social Contribution	(700)	(70)	(255)	(101)	(1,125)
Profit Sharing	(22)	(1)	(19)	(1)	(43)
Minority Interests in Subsidiaries	-	-	-	(145)	(145)
Recurring Net Income	1,462	299	551	1,100	3,412
(RAROC) – Return on Average Tier I Allocated Capital	19.2%	10.9%	17.0%	22.6%	18.5%
Efficiency Ratio (ER)	49.1%	49.8%	46.0%	8.4%	45.5%

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	45

Analysis of Segments

Commercial Banking

The revenues from the Commercial Banking segment arise from the offer of banking products and services to a diversified client base, including individuals and companies. The segment includes retail, high-income clients, high-net-worth clients (private banking) and very small, small and middle market companies.

In the fourth quarter of 2012, recurring net income from Commercial Banking totaled R$1,561 million, an increase of 6.8% from the previous quarter. This increase, which corresponds to R$99 million, is due to the combination between the stability of the operating revenues (in which the reduction of 6.3% in the financial margin was offset by the growth of other incomes, especially of service fees and income from banking charges, that grew R$256 million) and the 14.2% lower losses from loans and retained claims, net of recovery, which was partially offset by the increase in other operating expenses, mainly in non-interest expenses, that grew 4.5%.

The credit portfolio totaled R$166,718 million at the end of 2012, increasing 2.0% when compared to the third quarter of the previous year. The Commercial Banking segment’s return on allocated capital reached 19.4% a year, and the efficiency ratio was 51.4%.

Some additional Commercial Bank Highlights:

Branch Network (*) | Individuals

Our service network covers the entire Brazilian territory and adopts a segmentation strategy that includes structures, products and services that are developed to meet the specific needs of our many different clients. Our segments are: Itaú, Itaú Personnalité and Itaú Private Bank.

Our products are available in our branch network and through the “30 Horas” electronic channels and include: current accounts, investments, credit cards, personal loans, insurance, mortgage loans, vehicle financing and other banking products.

At the end of 2012, our branch network in Brazil comprised 4,731 units, including regular branches and Client-Service Branches (CSB). In 2012, 81 branches and 57 CSBs were opened.

Retail Points of Service in Brazil (*)

(*) It does not include branches and CSBs abroad and Itaú BBA.

Geographical Distribution of Service Network (*)

Number of Branches and Client Service Branches (CSB)

(*) Does not include branches and CSBs abroad and Itaú BBA.

Loan Portfolio

At the end of the fourth quarter, the credit portfolio of the individuals segment totaled R$81,533 million, an increase of 4.8% from the previous quarter.

On December 31, 2012, the credit portfolio of the companies segment (excluding endorsements and sureties), composed of very small, small and middle market companies with sales of up to R$150 million, amounted to R$85,185 million, a decrease of 0.6% both quarter-on-quarter and year-on-year.

Consumer Credit

Revenues from the Consumer Credit segment arise from financial products and services offered to our non-account holder clients. In the fourth quarter of 2012, the segment’s recurring net income totaled R$287 million.

The segment’s operating revenues showed a growth of 1.6% from the previous quarter, mainly due to the increase of 5.6% in service fees and income from banking charges which surpassed the decrease of 1.8% in the financial margin. Also, loan and retained claim losses, net of recovery, dropped 4.0% and there was an increase of 4.2% in other operating expenses.

The return on allocated capital was 10.8% a year, and the efficiency ratio reached 51.2% in the last quarter of the year. As of December 31, 2012, the balance of the credit portfolio was R$85,839 million.

Itaú BBA

Itaú BBA is the arm responsible for banking transactions with large companies and for investment banking services. Our clients are the approximately 2,600 largest Brazilian corporate groups, over 200 financial institutions and 700 institutional investors. We offer them a wide portfolio of banking products and services, from cash management to structured operations and transactions in the Capital Markets.

In 2012, for the third time, Itaú BBA was recognized as “the most innovative Investment Bank in Latin America”, by the English magazine The Banker, of the Financial Times group.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	46

Analysis of Segments

And, for the fifth consecutive year, Itaú BBA was chosen by Euromoney magazine as the best Cash Management Bank in Brazil and is ranked among the top three Best Regional Cash Management in Latam. To determine the best banks in the segment, the magazine evaluates quality of service, technical support, expertise in the area, commitment and innovation, based on the perception of clients.

The credit portfolio (including endorsements and sureties) in Brazil increased 3.6% from the third quarter of 2012 and 15.5% when compared to the same period of the previous year, to R$158.5 billion. This year-on-year increase is basically due to Itaú BBA’s commercial effort to strengthen its relationship with clients, in particular (i) funding operations in foreign currency, which grew 22.9% (if we disregard the effect of the foreign exchange variation, the increase would be 12.8%), and (ii) portfolio of sureties and endorsements, which increased 16.2%.

The financial margin totaled R$1,321 million in the fourth quarter, up 4.7% from the previous quarter. Banking service fees and income from banking charges amounted to R$640 million, an increase of 27.1% when compared to the previous quarter.

In the fourth quarter of 2012, a R$428 million increase in the expenses for provisions for loan losses was noticed. This increase is mainly due to the recognition of general provisions for some economic groups as a result of the revision of ratings. There was no increase in overdue balances of the corporate portfolio. We continue to distinguish ourselves for the excellent level of quality of the credit portfolio, in which 92.1% of the credits are attributed “AA”, “A” and “B” ratings in accordance with the criteria set forth in Resolution No. 2,682 of the National Monetary Council.

Thus, our net income totaled R$447 million in the fourth quarter of 2012, a drop of 18.8% from the previous quarter.

Once again in 2012, our performance in investment banking stood out:

Domestic Fixed Income Issues: First place in volume in the ANBIMA distribution ranking, for the participation in debenture, promissory note and securitization transactions, which totaled R$21.7 billion, corresponding to a market share of 32.5% from January to November of 2012.

International Fixed Income Issues: First place in the BondRadar ranking, for Issues by Brazilian Companies of December 2012 in Brazilian reais and in U.S. dollars.

Mergers and Acquisitions: In 2012, we provided financial advisory services for 69 transactions, reaching the top of the Thomson Reuters ranking in volume of operations, with a total of US$16.9 billion.

In the corporate banking segment, we highlight the following Itaú BBA’s operations:

Derivatives: We have maintained our leading position in CETIP (Clearing House for the Custody and Financial Settlement of Securities) in derivative instruments with companies in the over-the-counter markets. It focused on operations that hedge our clients’ exposures to foreign currencies, interest rates and commodities. The volume contracted between January and December 2012 was 36.7% higher than in the same period of the previous year.

Project Finance: At the end of the fourth quarter of 2012, the bank had 72 projects involving structuring and/or advisory in the period between January and December 2012. The total investments involved in these projects in many industries, such as oil and gas, energy, industrial, mining, logistics and sanitation, exceeded R$103 billion.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	47

Products and Services

The results of each product and each service are classified in the segments according to the characteristics of the operations. Accordingly, some of the products and services listed below may be included in more than one segment.

Mortgage Loans

At the end of the fourth quarter of 2012, the mortgage loans portfolio, including securitized loans, amounted to R$26,226 million, with a growth of 7.3% and 30.6%, in the quarter when compared to the previous quarter and to December 2011, respectively. The individuals portfolio, totaling R$18,437 million at the end of the fourth quarter, increased 7.8% when compared to the previous quarter and 31.8% in relation to December 2011, thus keeping the pace of expansion that characterized the real estate market in the past quarters. At the end of December 2012, the companies portfolio totaled R$7,790 million.

In the last quarter of 2012, the volume of new mortgage loan financing contracts for individuals was R$2,079 million, whereas financing for companies totaled R$1,549 million, totaling R$3,628 million.

Volume of Originations

	R$ million
	4Q12	3Q12	4Q11
Individuals	2,079	1,712	1,975
Companies	1,549	1,546	3,312
Total	3,628	3,257	5,287

Payroll Loans

A payroll loan is a loan with fixed installments that are directly discounted from the client’s payroll.

We incorporated a new financial institution - Banco Itaú BMG Consignado S.A. - in partnership with Banco BMG S.A. (70% controlled by Itaú Unibanco and 30% by BMG), aiming at the offering, distribution and sale of payroll loans in Brazil. The association was approved by the Administrative Council for Economic Defense (Cade) in October and operations started in December 2012. It will enable us to expand our business in this segment and will operate under our transparency values and principles, following our good management practices and policies. This operation aims at diversifying our loan portfolio, supplementing our payroll loan strategy, and improving the risk profile of our individuals loan portfolio. The conclusion of the operation is subject to approval by the Central Bank of Brazil.

Evolution of the Payroll Loan Portfolio

Loans to retirees and pensioners of the INSS presented the highest growth in the payroll loan portfolio, which reached R$13,550 million in December 2012, an increase of 8.0% from September 2012. Year-on-year, the payroll loan portfolio increased 34.1% (R$3,443 million). Excluding the portfolio of acquired loans(*), the volume of the portfolio is R$12,929 million, an increase of 7.1% in the quarter and 29.4% in relation to the same period of the previous year.

(*) It does not include the payroll loan portfolio acquired from BMG, that from this quarter is being considered along with Own Payroll Loans. For comparability purposes, prior periods have been reclassified.

Vehicle Financing

The vehicle financing portfolio to individuals amounted to R$51,220 million at the end of the fourth quarter of 2012. New vehicle financing and leasing transactions totaled R$5,655 million, an increase of 12.7% from the previous quarter. Considering the portfolio balance, our market share was 27.5% at the end of November 2012.

Default Levels and Selectivity

The NPL over 90 days of Itaú Unibanco, measured by vintages four months after the origination, reached its peak, 1.56%, in April 2011. The negative performance led to stricter selectivity in origination from the second half of 2011, affecting the approval rates of new financing contracts and risk profile of clients. The new criteria for origination led to a decrease in the default levels in the most recent vintages.

Average Term and Down Payments (Itaú Unibanco)

The chart below shows that, in August 2012, little more than one year after the peak of default rate levels, the NPL over 90 days of the new origination vintages decreased 140 basis points, reaching 0.16%.

NPL over 90 (%) | 4 months after vehicle financing origination

Source: Brazilian Central Bank.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	48

Products and Services

Cards

Through proprietary and partnership operations, we offer a wide range of credit and debit cards to more than 57.7 million current and non-current account holders (in number of accounts). In the fourth quarter of 2012, the volume of transactions amounted to R$65,046 million, an increase of 13.0% from the same period of the previous year.

Credit Cards

We are a leading player in the Brazilian credit card market. Through Itaucard, Hipercard, joint ventures and commercial agreements with major retailers in the Brazilian market, we have reached 33.3 million client accounts, including both current and non-current account holders.

This quarter, we continued to reduce the number of partnerships to concentrate on business of larger scale, in line with the efficiency-gain strategy. At the same time, we kept the more conservative financing policy in order to maintain the credit quality of our card portfolio. In the fourth quarter of 2012, the volume of credit card transactions amounted to R$49,363 million, which corresponds to an increase of 12.9% from the same period of the previous year.

Note: Personal Loan and Consumer Credit products are not taken into consideration; For demonstration purposes, the volumes and results presented here include the portion corresponding to current account holders, although these clients are reported in the Pro Forma in the Commercial Bank column.

Debit Cards

In the debit card segment, which includes only current account holders, we have 24.5 million accounts. The volume of debit card transactions amounted to R$15,683 million in the last quarter of 2012, a 13.2% increase from the same period of the previous year.

Note: Data for December, 2012 are preliminary, calculated based on results obtained to date prior to the closing of the period.

Acquiring

Our acquiring business comprises the process of capture of transactions through the affiliation, management and relationship with commercial establishments through the companies Hipercard and Redecard.

This quarter, the transaction volume totaled R$82.0 billion, an increase of 19.8% from the third quarter of 2012 and 16.5% from the same period of the previous year.

Credit Card Transactions

In the fourth quarter of 2012, the volume of credit card transactions was R$53.0 billion, representing 64.6% of the total volume of transactions generated by the acquiring services, an increase of 17.3% from the third quarter of 2012 and of 13.1% from the same period of the previous year.

In relation to the third quarter of 2012, service revenues from credit cards grew R$89.3 million, or 15.9%, due to the increase in the amount of transactions, as mentioned above.

Debit Card Transactions

In the last quarter of 2012, the volume of debit card transactions was R$29.0 billion, representing 35.4% of the total transaction volume, an increase of 24.5% from the third quarter of 2012 and of 23.4% from the same period of the previous year.

In relation to the third quarter of 2012, service revenues from debit cards grew R$38.3 million, or 22.8%, due to the increase in the amount of transactions, as mentioned above.

Equipment Base(*)

At the end of the fourth quarter of 2012, our base of active installed equipment reached 1,429 thousand units, showing a growth of 7.3% from the previous quarter.

(*) 100% of the equipment base of Redecard is able to capture Hipercard cards transactions.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	49

Products and Services

Wealth Management & Services (WMS)

Asset Management(*)

In November 2012, we had R$343.2 billion(*) in managed assets, representing 15.2% of the market. In the year, our growth totaled 14.5%, and the main highlights were the fixed-income and pension funds. In addition to the strong local presence, we are expanding internationally with professionals who are strategically allocated, searching for investment opportunities and solutions that are appropriate for global clients.

(*) Source: ANBIMA (Brazilian Financial and Capital Markets Association) Management Ranking – December/12 – Includes Itaú Unibanco and Intrag.

Asset Administration

We administer Privatization, Fixed Income and Equity Funds, Investment Clubs and Client Portfolios both in Brazil and abroad.

At the end of the fourth quarter of 2012, assets under administration totaled R$562.0 billion, a 4.8% increase from the previous quarter and 25.0% when compared to the end of 2011.

This quarter, we began to consider exclusive application funds of consolidated companies in the balance of administered assets, in order to demonstrate our total fund position using a disclosure criterion that is closer to ANBIMA’s. Accordingly, the historical data disclosed were reprocessed.

According to ANBIMA, in December 2012 we ranked second in the global ranking of fund management and managed portfolios, with a market share of 19.7%.

Solutions for Capital Markets

With four lines of business, the area of Solutions for Capital Markets serves both publicly and closely-held companies, pension funds, asset management and international investors, totaling 1,600 clients in 21 countries. We ended December 2012 with a market share of 24.8% and a total of R$939.7 billion in assets under custody, representing an increase of 14% from the same period of 2011. Our business lines are:

Local Custody and Trust Administration: we offer custody and controllership solutions for portfolios, investment, mutual and pension funds, services of investment fund management, legal representation, localization and contracting of service providers. At the end of December, we had a total of R$725.3 billion under custody, representing a growth of 23% from the same period of 2011.

International Custody: we offer services of custody and representation to investors outside Brazil, custody of ADR programs and also depositary services for Brazilian Depositary Receipts (BDR) programs. At the end of December, we had a total of R$214.4 billion under custody, representing a reduction of 7% from the same period of 2011.

Solutions for Corporations: we offer many solutions for capital markets, such as the control of stock option programs, bookkeeping, debentures , settlement and custody of promissory notes and bank credit notes. We also work as guarantee agent in operations of project finance, escrow accounts, and loan and financing contracts. We are leaders in the bookkeeping of shares, providing services to 229 companies listed at the BM&F Bovespa, representing 62.9% of the total, and we also led the bookkeeping of debentures issued in 2012.

In December 2012, we reached R$3.2 trillion in assets under services. The quality of our service provision was once again recognized by renowned institutions. We were elected by the Global Custodian magazine as the Best Custody Service Provider in Brazil for domestic clients (5th consecutive time) and international clients (4th consecutive time). In 2012, we were also recognized by the Global Finance magazine as the Best Custody Service Provider in Brazil for international clients. Our management model was evaluated by the Paulista Management Excellence Institute and we were awarded the Gold Medal in the Paulista Quality Management Award.

Source: Internal Financial Planning, ANBIMA (Brazilian Financial and Capital Markets Association) and Bovespa - December/12.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	50

insurance, life and pension plan & capitalization Itaú Unibanco Holding S.A. 4th quarter of 2012 Management Discussion & Analysis

Insurance, Life and Pension Plan & Capitalization

The Pro Forma financial statements below were prepared based on Itaú Unibanco’s managerial information and are intended to explain the performance of the insurance-related businesses.

The numbers presented in this chapter are part of the Commercial Bank segment and do not include the results of the association with Porto Seguro (1), which are in the Activities with the Market and Corporation segment.

Pro Forma Statement of Recurring Income of the Insurance, Life and Pension Plan and Capitalization Segment

			R$ million
			Variation
	4Q12	3Q12	4Q12 - 3Q12
Earned Premiums (a)	1,437	1,359	77	5.7%
Result of Pension Plan and Capitalization (b)	181	138	43	31.3%
Retained Claims (c)	(491)	(558)	67	-12.0%
Selling Expenses (d)	(425)	(413)	(13)	3.1%
Other Operating Income/(Expenses) of Insurance Operations (e)	3	(15)	18	-
Underwriting Margin (f=a+c+d+e)	523	373	150	40.1%
Result from Insurance, Pension Plan and Capitalization (g=b+f)	704	511	193	37.7%
Managerial Financial Margin	246	269	(23)	-8.6%
Service Fees	236	229	7	2.9%
Non-Interest Expenses	(369)	(290)	(79)	27.3%
Tax Expenses for ISS, PIS and Cofins and Other Taxes	(60)	(57)	(3)	5.8%
Other Operating Income/(Expenses)	(0)	(11)	11	-
Operating Income	757	652	105	16.1%
Non-operating Income	10	11	(1)	-10.4%
Income Before Income Tax and Social Contribution	766	662	104	15.7%
Income Tax/Social Contribution	(275)	(234)	(41)	17.6%
Recurring Net Income	491	428	63	14.7%
(RAROC) — Return on Average Tier I Allocated Capital	34.4%	31.4%		300	bps
Efficiency Ratio (ER)	38.8%	37.2%		160	bps

Note: Retained Claims are different from Consolidated Retained Claims, because they do not consider the operations of the Activities Abroad.

The Underwriting Margin refers to Insurance and Life and Pension Plan.

Non-Interest Expenses comprise Personnel Expenses, Administrative Expenses, Tax Expenses, and Other Operating Expenses.

(1) Except for the calculation of the insurance ratio that includes the 30% interest in Porto Seguro.

Recurring Net Income and Insurance Ratio

R$ million

Insurance Ratio (%) = Insurance, Life and Pension Plan and Capitalization segment’s Recurring Net Income/ Itaú Unibanco’s Recurring Net Income.

Note: The insurance ratio considers the 30% interest in Porto Seguro. For the fourth quarter of 2012 we consider the equity in earnings of affiliates of the third quarter of 2012, due to the differences in the timing of disclosure of companies.

In the fourth quarter of 2012, the Insurance, Life and Pension Plan and Capitalization segment recurring net income totaled R$491 million, a 14.7% growth from the previous quarter. The return on allocated capital reached 34.4% in the period, a 300 basis point increase from the previous quarter.

Compared to the previous quarter, the main factor that impacted net income was the increase in the underwriting margin, mainly influenced by the increase in earned premiums and the decrease in expenses with retained claims in the period. These changes were partially offset by the increase in non-interest expenses.

The insurance ratio represents the share of recurring net income from Insurance, Life and Pension Plan and Capitalization in Itaú Unibanco Holding’s recurring net income. In the fourth quarter of 2012, the insurance ratio reached 15.2%, an increase of 150 basis points from the previous quarter.

Composition of Recurring Net Income of Insurance, Life and Pension Plan and Capitalization

In this quarter, in the composition of recurring net income, the Insurance subsegment increased 790 basis points in relation to the previous quarter.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	52

Insurance, Life and Pension Plan & Capitalization

Efficiency Ratio

In the fourth quarter, the efficiency ratio, in the full concept (that includes all expenses), was 38.8%, corresponding to a 160 basis point increase from the previous period, mainly as a result of the increase in non-interest expenses and the decrease in the managerial financial margin.

The risk-adjusted efficiency ratio adds to the formula the impacts of risk portions associated with Insurance and Life and Pension Plan (claims). In the fourth quarter, the index was 62.9%, a decrease of 330 basis points from the third quarter of 2012.

(*) Net of Tax Expenses for ISS, PIS and Cofins and Other.

(**) Does not include Equity in Earnings of Affiliates and Other Investments and Non-Operating Income.

Pro Forma Insurance, Pension Plan and Capitalization Balance Sheet

The Balance Sheet of the Insurance, Pension Plan and Capitalization segments is presented below. On December 31, 2012, total assets amounted to R$105.0 billion, an increase of R$6.6 billion from the end of the third quarter of 2012. Technical provisions added up to R$93.2 billion, a 6.8% increase from the previous quarter, mainly due to the increase in the technical provisions of the VGBL product. We note that these numbers do not include the operations of the Activities Abroad and the 30% interest in Porto Seguro.

R$ million

									Variation
									Dec 31,12 -
	Dec 31,12				Sep 30,12				Sep 30,12
	Insurance	Life and Pension Plan	Capitalization	Total	Insurance	Life and Pension Plan	Capitalization	Total	Total
Assets
Current and Long-Term Assets	11,865	88,095	3,303	104,553	12,151	82,485	3,299	97,897	6,656	6.8%
Cash and Cash Equivalents	137	47	14	199	154	4	4	162	37	22.5%
Securities	3,876	87,058	3,214	94,142	3,428	81,502	3,219	88,147	5,996	6.8%
Other Assets (mainly receivables from insurance)	7,852	991	75	10,212	8,569	979	76	9,588	624	6.5%
Permanent Assets	382	56	37	467	391	81	37	502	(35)	-6.9%
Total Assets	12,247	88,151	3,340	105,020	12,542	82,566	3,336	98,399	6,621	6.7%

Liabilities and Equity
Current and Long – Term Liabilities	11,071	83,679	3,136	99,169	11,373	78,376	3,131	92,835	6,333	6.8%
Technical Provisions – Insurance	6,842	978	-	9,130	7,553	1,020	-	8,573	557	6.5%
Technical Provisions – Pension Plan and VGBL	507	80,644	-	81,151	496	75,278	-	75,773	5,378	7.1%
Technical Provisions – Capitalization	-	-	2,910	2,892	-	-	2,915	2,900	(9)	-0.3%
Other Liabilities	3,722	2,057	226	5,996	3,324	2,078	217	5,588	408	7.3%
Allocated Tier I Capital	1,175	4,472	204	5,852	1,169	4,190	205	5,564	288	5.2%
Total Liabilities and Equity	12,247	88,151	3,340	105,020	12,542	82,566	3,336	98,399	6,621	6.7%

Note: The Insurance, Pension Plan and Capitalization technical provisions are different from the consolidated technical provisions because they do not consider the operations of the Activities Abroad and the 30% interest in Porto Seguro.

The Consolidated does not represent the sum of the parts because there are transactions between companies that were eliminated.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	53

Insurance

The numbers presented in this chapter are part of the Commercial Bank segment and do not include the results of the association with Porto Seguro, which were included in the Activities with the Market Corporation segment.

Pro Forma Recurring Income Statement of Insurance Segment

				R$ million
			Variation
	4Q12	3Q12	4Q12 - 3Q12
Earned Premiums (a)	1,211	1,105	106	9.6%
Retained Claims (b)	(409)	(445)	36	-8.1%
Selling Expenses (c)	(397)	(384)	(13)	3.5%
Other Operating Income/(Expenses) of Insurance Operations (d)	(21)	(15)	(5)	34.2%
Underwriting Margin (e=a+b+c+d)	384	261	123	47.4%
Result from Insurance	385	261	125	47.8%
Managerial Financial Margin	79	73	6	8.3%
Non-Interest Expenses	(201)	(166)	(35)	21.4%
Tax Expenses for ISS, PIS and Cofins and Other Taxes	(26)	(22)	(3)	13.8%
Other Operating Income/(Expenses)	(3)	0	(3)	-
Operating Income	235	146	89	61.2%
Non-operating Income	7	7	(0)	-4.3%
Income Before Income Tax and Social Contribution	242	153	89	58.1%
Income Tax/Social Contribution	(90)	(55)	(36)	65.6%
Recurring Net Income	151	98	53	54.4%
(RAROC) — Return on Average Tier I Allocated Capital	33.5%	33.8%		-30	bps
Efficiency Ratio (ER)	49.0%	48.9%		10	bps

We carry out significant business with large industrial and commercial clients. Our Corporate Solution area provides dedicated service and specific products for the civil construction, chemicals and petrochemicals, energy generation, infrastructure, transportation, aviation and other industries. For individuals, and small and middle market companies, our focus is to simplify the product portfolio and use electronic policies to better meet the clients’ needs with products that are straightforward and easy to understand.

The customer relationship management area has implemented a number of projects, tailoring specific products to each customer’s profile, which enables the more efficient use of different relationship channels. This department also seeks to continuously improve its operational efficiency by managing costs, investing in new technologies and optimizing processes.

Additionally, we also work to simplify and improve the efficiency of the processes for contracting our products, bringing more agility to our client service.

In the individuals segment, the highlights were the products in the Life line for which we carried out a sales campaign advertised in the major media vehicles in Brazil.

Products to be highlighted in the companies segment include Group Life and Corporate Solutions.

In relation to the accumulated total from January to November (*) 2012, our market share reached 13.3%, based on information disclosed by SUSEP (Superintendency of Private Insurance, which regulates all insurance lines, except Health Insurance, which is regulated by ANS, the National Health Agency), and earned premiums reached R$6,995 million, considering our 30% interest in Porto Seguro.

In this quarter, the Insurance segment’s recurring net income reached R$151 million, a 54.4% increase from the previous quarter, mainly driven by the increase in the underwriting margin, which was influenced by the increase in earned premiums and the decrease in expenses with retained claims.

(*) November data is the most recent available.

Earned Premiums

R$ million

In the fourth quarter of 2012, earned premiums added up to R$1,211 million in the Insurance subsegment, a 9.6% increase when compared to the previous quarter as a result of the good performance of the extended warranty, life and personal accidents and property risk products. Earned premiums in the Life and Pension Plan subsegment added up to R$231 million, a 9.4% decrease when compared to the previous quarter.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	54

Insurance

Composition of Earned Premiums

Note: The charts do not include the Itauseg Saúde company and include the Life product of Itaú Vida e Previdência S.A.

Combined Ratio and Underwriting Margin

Note: The combined ratio is the sum of the following ratios: retained claims/ earned premiums, selling expenses/ earned premiums and administrative expenses and other operating income and expenses /earned premiums.

The underwriting margin is the sum of: earned premiums, retained claims, selling expenses and other operating income (expenses) of insurance operations.

Note: The charts do not include the Itauseg Saúde company and include the Life product of Itaú Vida e Previdência S.A.

The consolidated underwriting margin (which includes Insurance and Life of Itaú Vida e Previdência S.A.) amounted to R$523 million in the fourth quarter of 2012, an increase of 40.1% when compared to the previous quarter. If the health insurance line (in process of discontinuation due to a strategic decision) is disregarded, the underwriting margin totaled R$548 million. The ratio of underwriting margin to earned premiums reached 39.0%, a 900 basis point growth from the previous period.

The combined ratio, which reflects the efficiency of the operating expenses in relation to income from earned premiums, was 79.6%, a 550 basis point decrease from the previous quarter, mainly influenced by the increase in earned premiums and the decrease in expenses with retained claims, partially offset by the increase in selling expenses.

Composition of Retained Claims

Note: The charts do not include the Itauseg Saúde company and include the Life product of Itaú Vida e Previdência S.A.

Insurance Technical Provisions

On December 31, 2012, insurance technical provisions totaled R$9,130 million, a 6.5% increase from the previous quarter and 19.6% from the same period of the previous year.

R$ million

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	55

Life and Pension Plan

Pro Forma Recurring Income Statement of Life and Pension Plan Segment

			R$ million
			Variation
	4Q12	3Q12	4Q12 - 3Q12
Earned Premiums (a)	231	255	(24)	-9.4%
Result of Pension Plan (b)	51	19	32	-
Retained Claims (c)	(82)	(113)	31	-27.5%
Selling Expenses (d)	(23)	(23)	(0)	0.8%
Other Operating Income/(Expenses) of Insurance Operations (e)	1	(2)	3	-
Underwriting Margin (f=a+c+d+e)	127	117	10	8.9%
Result from Insurance, Pension Plan (g=b+f)	178	136	42	31.0%
Managerial Financial Margin	138	162	(24)	-15.0%
Service Fees	236	230	7	2.9%
Non-Interest Expenses	(115)	(93)	(22)	24.1%
Tax Expenses for ISS, PIS and Cofins and Other Taxes	(27)	(29)	2	-5.8%
Other Operating Income/(Expenses)	1	0	1	-
Operating Income	411	407	4	1.1%
Non-operating Income	(0)	1	(1)	-
Income Before Income Tax and Social Contribution	411	407	4	0.9%
Income Tax/Social Contribution	(141)	(140)	(1)	0.6%
Recurring Net Income	270	267	3	1.0%
(RAROC) — Return on Average Tier I Allocated Capital	25.0%	26.2%		-120	bps
Efficiency Ratio (ER)	21.7%	18.5%		320	bps

Product innovation has played a significant role in the sustainable growth of our pension plan operations. For individuals, multi-market and multi-strategy products are to be highlighted, as they allow for the investment of funds on a long-term basis, seeking the best short-term investment strategies. In pension plan for companies, we offer specialized advisory services and develop customized solutions for each company. We establish long-term partnerships with our corporate customers, keeping a close relationship with the human resources departments and adopting a communication strategy designed for the financial education of their employees.

The Life and Pension Plan subsegment’s recurring net income totaled R$270 million, a 1.0% increase from the previous quarter, driven by the growth in the result of pension plan of R$32 million.

Evolution of Contributions and Net Contributions

R$ million

Total contributions to pension plan in the quarter reached R$5,871 million, an increase of 23.0% when compared to the third quarter. In relation to the same period of the previous year, contributions increased 57.6%, chiefly on account of the 63.6% growth in contributions to the VGBL product. Net contributions, which comprise total contributions less redemptions and external portabilities, increased 32.8% from the previous quarter and 79.7% when compared to the same period of the previous year.

Taking into consideration net contributions from January to November (according to data provided by SUSEP), our market share reached 30.5% in the period.

Pension Plan Technical Provisions and Administration Fees

Pension plan technical provisions totaled R$81,151 million on December 31, 2012, representing an increase of 7.1% and of 28.3% when compared to the previous quarter and the same period of the previous year, respectively.

Revenues from administration fees totaled R$236 million in the fourth quarter of 2012, a 2.9% increase from the previous quarter and a 32.1% increase from the same period of 2011.

R$ million

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	56

Capitalization

Pro Forma Capitalization Recurring Income Statement

			R$ million
			Variation
	4Q12	3Q12	4Q12 - 3Q12
Result of Capitalization (a)	129	119	10	8.6%
Selling Expenses (b)	(5)	(6)	1	-12.4%
Result from Capitalization Operations (c=a+b)	124	113	11	9.7%
Managerial Financial Margin	28	33	(5)	-14.7%
Non-Interest Expenses	(53)	(35)	(17)	48.5%
Tax Expenses for ISS, PIS and Cofins and Other Taxes	(7)	(6)	(2)	33.8%
Other Operating Income/(Expenses)	18	(7)	25	-
Operating Income	110	97	12	12.8%
Non-operating Income	3	3	(0)	-0.7%
Income Before Income Tax and Social Contribution	113	100	12	12.4%
Income Tax/Social Contribution	(44)	(39)	(5)	12.8%
Recurring Net Income	69	61	7	12.1%
(RAROC) — Return on Average Tier I Allocated Capital	134.7%	119.9%		1480	bps
Efficiency Ratio (ER)	34.4%	29.7%		470	bps

The Capitalization Certificate (PIC) product is targeted at clients that like to compete for prizes. It can be purchased through a single or monthly payment, in accordance with the profile and segment of each customer.

PIC was remodeled in mid 2011 and increased the chances of rewarding its customers. Now, the product is effective for shorter terms, more customers win and prizes are higher. The product was also launched for companies as PIC Empresas.

In the period between January and December 2012, 4,177 customers received prizes in the aggregate amount of R$36.6 million.

The capitalization segment’s net income reached R$69 million, or a 12.1% increase from the third quarter, influenced by the increase in the result of capitalization and operating income.

Capitalization Subsegment’s Net Income

R$ million

Capitalization Technical Provisions

On December 31, 2012, capitalization technical provisions reached R$2,892 million, representing a slight decrease of 0.3% from the third quarter of 2012 and an increase of 1.6% when compared to the same period of the previous year.

R$ million

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	57

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Management Discussion & Analysis	Itaú Unibanco Holding S.A.	58

activities abroad Itaú Unibanco Holding S.A. 4thquarter of 2012 Management Discussion & Analysis

Activities Abroad

International Presence

In the Brazilian market, our position is well consolidated and our strong international footprint confirms our recognition abroad, where we are focused on the expansion of our regional and global objectives, providing high-quality services to our local clients and to Brazilians clients operating abroad.

We have presence in 19 countries outside Brazil, seven of which are in Latin America. In Argentina, Chile, Paraguay and Uruguay, we focus on the banking retail, companies, corporate and treasury segments, with a focus on commercial banking. In Mexico, we operate in the credit card segment. We also have an Itaú BBA representation office in Peru and, in October, the Superintendencia Financiera de Colombia (Financial Services Superintendency of Colombia) issued the operating license for Itaú BBA Colombia S.A. - Corporación Financiera, which has a total capitalization of approximately US$ 200 million. The unit’s operations will be gradually increased in 2013.

Additionally, we have operations in Europe (Portugal, the United Kingdom, Luxembourg, Spain, France, Germany and Switzerland), in the United States (Miami and New York), in the Caribbean (the Cayman Islands and the Bahamas), in the Middle East (Dubai), and in Asia (Hong Kong, Shanghai and Tokyo). These are operations that mainly serve institutional, investment, corporate and private banking clients.

Information about our international operations (including results and assets and liabilities of our foreign branches) is presented below:

Highlights of International Units

Statement of Income	R$ million (except where indicated)
				4Q12-	4Q12-
	4Q12	3Q12	4Q11	3Q12	4Q11	2012	2011
Recurring Net Income	304	474	714	-35.9%	-57.5%	1,855	2,559
Operating Revenues	1,354	1,208	1,301	12.2%	4.1%	5,112	4,454
Financial Margin	988	877	991	12.7%	-0.3%	3,709	3,217

Balance Sheet

	Dec 31,12	Sep 30,12	Dec 31,11	Dec/12 - Sep/12	Dec/12 - Dec/11
Total Assets	192,254	189,207	162,143	1.6%	18.6%
Loans, Leases and Other Credit Operations	69,728	66,547	61,764	4.8%	12.9%
Deposits	61,522	63,271	58,883	-2.8%	4.5%
Stockholders' Equity	20,459	19,342	26,678	5.8%	-23.3%

International Service Network

	Dec 31,12	Sep 30,12	Dec 31,11	Dec/12 - Sep/12	Dec/12 - Dec/11
Employees (Individuals)	6,654	6,603	6,284	0.8%	5.9%
Number of Points of Service (Units)	837	840	779	-0.4%	7.4%
Branches (*)	256	257	243	-0.4%	5.3%
Client Service Branches	30	30	31	0.0%	-3.2%
Automated Teller Machines	551	553	505	-0.4%	9.1%

(*) It does not include Itaú BBA.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	60

Activities Abroad

Main Commercial Banking Operations in Latin America (¹)

Our main operations in Latin America are concentrated in Argentina, Chile, Paraguay and Uruguay, originated from investments made by Itaú and Unibanco before the merger. We are also present in the Mexican credit card market through Itaucard México. In Colombia and Peru, our activities are only related to corporate and investment banking.

In addition to showing a growth faster than the world’s average, Latin America is a priority in our international expansion due to the geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals or legal entities.

We have expanded our businesses in the region in a sustainable way over the past years and our priority now is to gain economies of scale, maintain a strong relationship with the local retail market and strengthen our footprint with local companies. The increasing expansion of Brazilian companies in the region favors our strategy by setting up a client base for us to start or expand our operations.

In 2013 we begin a new stage of this strategy. Continuing the efforts made last year, we will continue to invest in the communication and marketing of our brand, in the expansion of our portfolio of products and services supported by a strong risk analysis, financial education initiatives for clients and the consolidation of our corporate culture with our employees.

In terms of management, we are consistently investing in technological infrastructure and processes, so that we can keep growing with quality and security.

Below we present some highlights of our regional operations:

Latin America Statement of Income (1)

							R$ million
	Argentina		Chile		Paraguay		Uruguay
	4Q12	3Q12	4Q12	3Q12	4Q12	3Q12	4Q12	3Q12
Operating Revenues	174	168	259	244	116	110	126	118
Financial Margin	123	120	186	172	78	77	32	35
Banking Service Fees and Income from Banking Charges	52	45	48	51	36	34	94	83
Operations
Before Retained Claims and Selling Expenses	-	-	16	14	-	-	-	-
Other Operating Income	(1)	2	7	7	0	0	0	0
Non-operating Income	1	1	1	1	2	(1)	0	0
Loans and Retained Claims Losses net of Recovery	(13)	(7)	(34)	(49)	(9)	(21)	(8)	0
Operational Margin	161	161	224	196	107	89	118	118
Other Operating Expenses	(140)	(119)	(161)	(140)	(51)	(47)	(114)	(101)
Non-interest Expenses	(140)	(119)	(161)	(141)	(51)	(47)	(114)	(101)
Selling Expenses from Insurance	-	-	(0)	1	-	-	-	-
Income before Tax and Profit Sharing	21	41	63	56	56	42	3	18
Income Tax and Social Contribution	(10)	(15)	(13)	(10)	(1)	(6)	(2)	(14)
Minority Interest in Subsidiaries	(0)	(0)	(0)	(0)	-	-	-	(0)
Recurring Net Income	11	26	50	46	55	36	1	3
Return on Average Equity – Annualized	9.5%	22.3%	7.7%	7.9%	33.1%	24.1%	1.1%	2.8%
Return on Average Assets – Annualized	1.0%	2.5%	0.9%	0.8%	4.8%	3.4%	0.1%	0.2%
Efficiency Ratio	80.2%	71.0%	62.3%	57.2%	44.0%	42.8%	91.1%	85.2%

Net income from our main operations in Latin America increased by R$7 million when compared to the third quarter of 2012. The highlight was the increase in the financial margin in Chile, mainly due to the growth of the credit portfolio and the favorable impact of inflation on the result of inflation-linked assets.

Regarding Banking Services revenues, we recorded an increase in Uruguay, due to revenues from credit cards and exchange rate operations, and in Argentina, mainly from operations with credit cards and current accounts.

The provisions for loan losses also impacted positively the fourth quarter net income, as they fell in Paraguay, due to the implementation of a new provisioning model, and Chile, as a result of ratings upgrades of borrowers in the corporate segment. Meanwhile, provisions in Uruguay increased due to higher provisions for credit losses stemming from the change in criteria used by our credit card operator (OCA) in accordance with local legislation. In Argentina, there was an increase in provisions (larger volume of credit portfolio).

 Administrative expenses increased in the fourth quarter, mainly in Chile, as a result of higher expenses related to telecommunications (data transmission) and commissions paid for the use of ATMs, and in Argentina, due to higher fees paid and advertising expenditures. In Paraguay and Uruguay it is worth to mention the increase in marketing expenditures and the growth of the operational structure.

(1) The information refers to our main operations in Latin America (Argentina, Chile, Paraguay and Uruguay).

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	61

Activities Abroad

Latin America Statement of Income (1)

R$ million

	Argentina		Chile		Paraguay		Uruguay
	2012	2011	2012	2011	2012	2011	2012	2011
Operating Revenues	608	424	894	631	422	324	550	408
Financial Margin	425	244	629	444	296	233	227	166
Banking Service Fees and Income from Banking Charges	180	132	188	148	126	92	322	241
Operations
Before Retained Claims and Selling Expenses	-	-	48	22	-	-	-	-
Other Operating Income	2	8	25	13	0	(0)	1	1
Non-operating Income	1	40	4	3	(0)	(1)	0	0
Loans and Retained Claims Losses net of Recovery	(37)	(18)	(145)	(48)	(30)	(31)	1	(25)
Operational Margin	572	406	750	583	391	292	551	382
Other Operating Expenses	(486)	(364)	(539)	(410)	(187)	(131)	(383)	(287)
Non-interest Expenses	(486)	(364)	(538)	(409)	(187)	(131)	(383)	(287)
Selling Expenses from Insurance	-	-	(1)	(1)	-	-	-	-
Income before Tax and Profit Sharing	85	42	211	173	205	161	168	95
Income Tax and Social Contribution	(39)	(8)	(43)	(24)	(16)	(15)	(42)	(34)
Minority Interest in Subsidiaries	(1)	(8)	(0)	(0)	-	-	(0)	-
Recurring Net Income	46	26	168	149	189	147	126	62
Return on Average Equity – Annualized	11.9%	11.5%	7.1%	8.8%	32.5%	37.8%	27.3%	18.2%
Return on Average Assets – Annualized	1.2%	0.9%	0.8%	1.0%	4.4%	4.9%	2.2%	1.5%
Efficiency Ratio	80.0%	85.8%	60.3%	65.0%	44.3%	40.5%	69.6%	70.4%

Net income in 2012 was R$145 million higher than in 2011, because of the increase in the financial margin in Chile due to the the larger volume of loans in the retail and corporate segments in 2012 and the loss in foreign exchange and derivatives in 2011. In Argentina, there were better results with derivatives and an increase in corporate loans, personal loans and credit card financing portfolios in 2012.

Banking services fees increased mainly in Uruguay and Argentina, due to credit cards fees (higher in both countries), commissions from loans and current accounts in Argentina and foreign exchange transactions and transfers in Uruguay. In Chile, there was an increase in fees in the corporate and in credit cards segments. In Paraguay we highlight the growth in customer base.

Costs have increased, to support the growth of structures (points of service, employees, technology, etc.), variable compensation packages, marketing needs, data processing, outsourcing and others.

Service Network (1)

To support services to our client base of more than 1.4 million customers, we have a network of 282 branches and Client Service Branches (CSBs) in Latin America. In 2012 we opened 3 branches in Chile and 1 in Uruguay. In Argentina, 6 branches were closed due to a strategic decision, while expansion plans in the country are being reassessed. In 2013, we expect to open 14 new branches in the region, 10 of which would be in Chile, 2 in Paraguay and the remaining 2 in Uruguay.

The service network of OCA, our credit card operator in Uruguay and the country’s market leader, had 15 new points of service in 2012 and is expected to grow even further in 2013, with 3 additional points of service planned.

Service Network | Geographical Distribution (1)

Latin America Employees (1)

The number of employees in our major units in Latin America grew 0.7% in the fourth quarter and 5,0% year over year. The chart below presents the distribution in the main operations:

(1) The information refers to our main operations in Latin America (Argentina, Chile, Paraguay and Uruguay).

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	62

Activities Abroad

Latin America Balance Sheet (1)

	R$ million
	Argentina			Chile			Paraguay			Uruguay
	Dec 31,12	Sep 30,12	Dec 31,11	Dec 31,12	Sep 30,12	Dec 31,11	Dec 31,12	Sep 30,12	Dec 31,11	Dec 31,12	Sep 30,12	Dec 31,11
Assets
Current and Long-term Assets	4,023	4,239	3,308	23,198	22,389	16,378	4,844	4,305	3,692	6,363	6,036	4,788
Cash and Cash Equivalents	176	174	162	622	857	893	557	407	369	836	869	828
Short-term Interbank Investments	182	405	249	1,010	335	57	21	56	33	804	666	817
Securities and Derivative Financial Instruments	104	151	228	2,816	3,335	1,891	491	287	344	615	827	309
Interbank and Interbranch Accounts	549	595	439	323	207	657	573	572	463	1,177	1,166	640
Loans, Lease and Other Credit Operations	2,955	2,784	2,162	18,213	17,469	12,537	3,056	2,827	2,364	2,919	2,479	2,201
(Allowance for Loan Losses)	(66)	(60)	(45)	(329)	(321)	(230)	(60)	(55)	(60)	(109)	(97)	(108)
Other Assets	123	192	112	544	508	573	206	211	178	121	126	101
Foreign Exchange Portfolio	27	103	20	152	165	306	144	147	128	-	5	21
Other	95	88	92	392	343	266	62	64	51	121	121	80
Permanent Assets	104	109	108	357	353	291	47	34	33	34	28	27
Total Assets	4,127	4,348	3,416	23,555	22,742	16,669	4,891	4,339	3,725	6,397	6,064	4,815
Liabilities and Equity
Current and Long-term Liabilities	3,654	3,867	3,105	20,752	20,303	14,712	4,184	3,716	3,268	5,854	5,572	4,433
Deposits	3,102	3,048	2,599	14,522	14,918	10,655	3,648	3,111	2,665	4,930	4,747	3,691
Deposits Received under Securities Repurchase Agreements	16	253	71	606	162	106	-	-	-	-	-	-
Fund from Acceptances and Issue of Securities	149	97	-	2,302	2,021	1,321	-	-	-	-	-	-
Interbank and Interbranch Accounts	-	-	-	11	8	18	18	74	11	89	93	100
Borrowings and Onlendings	68	107	96	1,771	1,690	1,304	256	288	322	50	44	30
Derivative Financial Instruments	0	0	0	277	293	184	-	-	-	4	(0)	1
Foreign Exchange Portfolio	27	103	20	152	165	306	137	147	132	-	5	21
Other Liabilities	291	258	318	1,073	1,011	804	125	95	138	781	683	590
Technical Provisions for Insurance, Pension Plans and Capitalization	-	-	-	37	34	16	-	-	-	-	-	-
Deferred Income	-	-	-	1	2	6	1	1	0	2	3	4
Minority Interest in Subsidiaries	9	9	9	0	0	0	-	-	-	-	-	-
Stockholders' Equity	465	472	303	2,802	2,436	1,951	706	623	457	541	490	378
Total Liabilities and Equity	4,127	4,348	3,416	23,555	22,742	16,669	4,891	4,339	3,725	6,397	6,064	4,815

Assets (1)

As of December 31, 2012, the total assets of our main operations in Latin America reached R$39.0 billion, an increase of 3.9% (2.4% in current currency2) compared to September 2012, and 36.1% (19.5% in current currency2) when compared to December 2011. 60.4% of the total Latin American assets are in Chile, which grew 3.6% in the quarter (4.0% in current currency2) and 41.3% in 2012 (19.6% in current currency2), basically due to the increase in credit operations.

In Paraguay, the increase in volume of credit operations in the fourth quarter of 2012 when compared to September 2012, is the main reason for the 12.7% increase in total assets (7.3% in current currency2). Considering the annual comparison, in 2012, the increase was 31.3% (16.3% in current currency2), with a significant impact from larger positions in securities and short-term interbank investments.

In Uruguay, total assets expanded 5.5% in December 2012 when compared to September 2012 (-4.5% in current currency2), a result positively impacted by the exchange rate variation. In 2012, total assets grew 32.9% (17.3% in current currency2) due to the increase of credit operations, short-term interbank investments and securities.

In Argentina, the increase in the credit portfolio was offset mainly by a decrease in short-term interbank investments and securities, resulting in a fourth quarter total assests contraction of 5.1% (1.3% in current currency2). During the year, the exchange rate variation had a negative impact, with total assets growing 20.8% (26.6% in current currency2).

Assets Devolopment (1)

Assets Breakdown (1)

Credit Portfolio (1)

The total credit portfolio increased 6.2% (5.3% in current currency2) when compared to September 2012, and 40.9% (23.2% in current currency2) over the December 2011 balance, reaching R$ 27.1 billion.

This performance is mainly explained by a 4.3% growth of the credit portfolio in Chile (4.7% in current currency2) in the quarter and 45.3% in 2012 (23.0% in current currency2) due to the increase in commercial loans and consumer credit. The weight of Chile in the Latin American credit portfolio grew from 65.1% to 67.1% in the year.

In Uruguay, the credit portfolio increased 17.7% in the quarter (6.6% in current currency2), particularly as a result of larger volumes of loans in foreign currency and credit cards. In 2012, the credit portfolio grew 32.6% (17.1% in current currency2).

The credit portfolio in Argentina was negatively impacted by the foreign exchange rate variation, increasing 6.2% in the quarter (10.4% in current currency2) and 36.7% in the year (43.3% in current currency2), due to the increase in personal loans, credit cards and factoring operations.

The credit portfolio in Paraguay grew 8.1% (2.9% in current currency2), due to higher personal loans and credit cards. In 2012, it expanded 29.3% (14.5% in current currency2).

(1) The information refers to our main operations in Latin America (Argentina, Chile, Paraguay and Uruguay).

(2) Current Currency for December 31, 2012

Note: The elimination of the exchange rate variation impact was obtained by applying the closing rate of December 31, 2012 to all periods.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	63

Activities Abroad

Credit Portfolio Devolopment (1)

Credit Portfolio| Geographical Distribution (1)

Europe, Caribbean Islands and Miami

Our banking activities are carried out in Europe (Portugal, United Kingdom, Switzerland and Luxembourg) and outside Europe (Miami, the Cayman Islands and The Bahamas), mainly in two business segments:

· Corporate & Investment Banking: we meet the financial needs of companies with international presence and operations, with a focus on operations related to financing and investment relationships between companies in Latin America and Europe. Services offered include origination of structured financing, hedging transactions, trade financing and advisory to both European companies investing in Latin America and Latin American companies investing overseas.

· Private Banking: under the corporate structure of Banco Itaú BBA International, we manage private banking activities in Luxembourg, Miami, Bahamas and Switzerland, offering specialized financial products and services to high net-worth Latin American customers.

It is important to point out that, due to the strategic and geographic importance of the London financial market and for purposes of consolidation and expansion of the Itaú Unibanco Group operations in Europe, Banco Itaú BBA International is currently undergoing an internal reorganization that will result in the transfer of its headquarters from Portugal to the United Kingdom on February of 2013. These initiatives will allow IBBA International to improve its performance, expand its client base, strengthen its position as the international platform of the Group, improve and optimize its financing sources, enhance risk diversification and achieve higher profitability levels.

Information on our operations consolidated in Banco Itaú BBA International is presented:

Itaú BBA International Statement of Income

	R$ million
	Itaú BBA International
	4Q12	3Q12	2012	2011

Operating Revenues	109	84	396	420
Financial Margin	31	31	125	158
Banking Service Fees and Income from Banking Charges	73	54	232	229
Other Operating Income	6	(0)	12	18
Equity in Earnings of Affiliates and Other Investments	0	(0)	25	14
Non-operating Income	(1)	(1)	3	1
Loans and Retained Claims Losses net of Recovery	0	1	3	3
Operational Margin	109	86	398	422
Other Operating Expenses	(111)	(86)	(352)	(304)
Income before Tax and Profit Sharing	(2)	(0)	46	119
Income Tax and Social Contribution	31	(7)	15	(34)
Profit Sharing	(2)	(3)	(5)	(7)
Recurring Net Income	27	(10)	56	77
Return on Average Equity – Annualized	6.5%	-2.9%	3.4%	5.7%

Net income in the quarter amounted to R$27 million, basically due to an increase in service revenues generated by the good performance of commissions in the corporate banking and capital markets segments. Net income was negatively impacted by the increase in non-interest expenses, especially related to advisory services and personnel expenses.

In 2012 the consolidated net income was lower than the previous year, due to the decrease in the financial margin, mainly because of the impact from the European market fluctuations on our trading, and higher operational expenses due to the reorganization of our structure in Europe.

Itaú BBA International Balance Sheet

	R$ million
	Itaú BBA International
	Dec 31,12	Sep 30,12	Dec 31,11
Assets
Current and Long-term Assets	17,163	16,052	14,606
Cash and Cash Equivalents	332	313	399
Short-term Interbank Investments	2,562	2,298	2,691
Securities and Derivative Financial Instruments	1,947	2,036	1,730
Interbank and Interbranch Accounts	0	0	13
Loans, Lease and Other Credit Operations	7,934	7,492	7,419
(Allowance for Loan Losses)	(10)	(10)	(12)
Other Assets	4,398	3,923	2,367
Foreign Exchange Portfolio	4,020	3,636	2,220
Other	378	286	147
Permanent Assets	176	180	288
Total Assets	17,339	16,233	14,895
Liabilities and Equity
Current and Long-term Liabilities	15,407	14,782	13,542
Deposits	6,669	5,885	6,193
Fund from Acceptances and Issue of Securities	3,785	3,993	3,387
Interbank and Interbranch Accounts	2	1	1
Borrowings and Onlendings	1	2	561
Derivative Financial Instruments	571	660	700
Foreign Exchange Portfolio	4,028	3,668	2,224
Other Liabilities	351	574	478
Deferred Income	18	20	23
Stockholders' Equity	1,915	1,431	1,329
Total Liabilities and Equity	17,339	16,233	14,895

(1) The information refers to our main operations in Latin America (Argentina, Chile, Paraguay and Uruguay).

(2) Current Currency for December 31, 2012

Note: The elimination of the exchange rate variation impact was obtained by applying the closing rate of December 31, 2012 to all periods.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	64

Activities Abroad

As of December 31, 2012, the consolidated assets of Banco Itaú BBA International amounted to R$17.3 billion, 6.8% (3.5% in current currency2) higher compared to the previous quarter. Credit operations increased 5.9% (2.6% in current currency2), while volumes of operations in the foreign exchange assets and liabilities portfolios also were higher. Another important event was the capital increase of R$409 million (US$200 million) in December 2012 in our European structure, as a result of the corporate restructuring process.

Comparing December 2012 against December 2011, total assets increased 16.4% (5.1% in current currency2), due to the growth of the loan portfolio in the private banking segment, the higher positions in the foreign exchange assets and liabilities portfolios -due to larger volumes of operations-, and the abovementioned capital increase.

Itaú Private Bank International

Itaú Private Bank International is the unit responsible for our wealth management services within our offshore platforms. It focus on individual clients with at least US$ 1 million in assets available for investments. We offer our customers a complete portfolio of banking and investment solutions from our operations in Miami (Banco Itaú Europa International), Luxembourg (Banco Itau Europa Luxembourg) and Zurich (Banco Itaú Suisse S.A.). All banks were created exclusively to deal with private banking activities. We provide a wide range of specialized financial and asset management services for high net-worth Latin American clients, including the negotiation and management of securities and other financial instruments, trusts and investment vehicles on behalf of clients.

In addition to our platforms established in Europe and in the United States under the structure of Banco Itaú BBA International, we have operations in other countries. In Chile, we are positioned among the local market leaders through a joint venture with Munita, Cruzat & Claro (MCC), recognized for its expertise in managing global fixed income. In addition, we have dedicated relationship management teams in Asunción, Miami, Montevideo and Zurich.

We also have offices in Nassau (Itaú Bank & Trust Bahamas Ltd.) and George Town (Itaú Bank & Trust Cayman Ltd.), incorporated under robust legal systems based on Common Law, which enable us to offer Trusts and Offshore Companies to our clients.

Assets under management (including customer deposits) and loans to clients of our Private Banking segment reached R$ 38.6 billion, increasing 3.2% when compared to the third quarter of 2012. Excluding the effect of the real depreciation against the dollar during the period, the increase was 2.6% in the quarter. Compared to December 2011, growth in 2012 was 28.0%. Excluding the effect of the exchange rate variation in the period, the annual growth was 17.5%, mainly due to net new clients’ assets and the increase of loans granted to customers.

Assets under management and credits to clients (1)

As of December 2012, our team was composed of 301 employees representing 27 nationalities, serving approximately 6.9 thousand Latin American clients.

Products and services for Foreign Institutional Clients

We also provide our international institutional clients with a broad range of products and services, such as asset management, custody, alternative investment products, equities, fixed-income and treasury. Our clients are served by professionals based in New York, London, Hong Kong, Tokyo and Dubai, as well as by our specialized product teams in Latin America.

(1) Includes 50% stake we have in MCC.

(2) Current Currency for December 31, 2012

Note: The elimination of the exchange rate variation impact was obtained by applying the closing rate of December 31, 2012 to all periods.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	65

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Management Discussion & Analysis	Itaú Unibanco Holding S.A.	66

(A free translation of the original in Portuguese)

Report of independent auditors on

supplementary information

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

In connection with our audit of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (Consolidated) as of December 31, 2012, on which we issued an unqualified opinion dated February 4, 2013, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the year ended December 31, 2012.

Scope of the Review

We conducted our review in accordance with NBC TA 720 - “The auditor’s responsibility relating to other information in documents containing audited financial statements” which establishes procedures to be applied in those circumstances. Our procedures comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements, reviewed by us.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements as of December 31, 2012, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, February 4, 2013

/s/ PricewaterhouseCoopers	/s/ Paulo Sergio Miron
PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independents	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil 05001-903, Caixa Postal 61005

T: (11) 3674-2000, F: (11) 3674-2000, www.pwc.com/br

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Management Discussion & Analysis	Itaú Unibanco Holding S.A.	68

complete financial statements Itaú Unibanco Holding S.A. December 31, 2012

1.1

MANAGEMENT REPORT– 2012

To our Stockholders:

We present the Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Holding) and its subsidiaries for 2012, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendency of Private Insurance (SUSEP) and the National Council of Private Insurance (CNSP).

The information included in this material is available in Itaú Unibanco’s website: www.itau-unibanco.com.br/ri > Financial Information > Financial Statements > BRGAAP > 2012.

1)	ECONOMIC ENVIRONMENT

2012 was highlighted by the world’s low growth, with high volatility arising from fears of a crisis in the international scenario. There was no rupture in the Euro Zone. The European Central Bank (ECB) has announced that it is ready to use the new plan for purchase of securities. The European countries started to implement the required adjustments, even though there is still a long way to go. The main challenges are the fiscal consolidation and the progress towards the monetary union. The US Congress has approved a new legislation and prevented the so-called “fiscal cliff”; however there are pending issues to be sorted out in 2013, such as the decision on the “debt ceiling”. There was no sudden stop in China’s growth. The outlook for 2013 is a little better, with a more steady growth and smaller risks.

In the local scenario, growth was lower than expected. Gross domestic product (GDP) should close 2012 at approximately 1.0%. In particular, there was a drop in industrial production and investments, which decreased in September for the fifth consecutive quarter, restrained by the uncertainty as to the development in the local and foreign scenarios. In view of the monetary and fiscal incentives in force and the steady foreign scenario, Brazil should pose a higher growth in 2013, at approximately 3.2%.

Inflation measured by IPCA was 5.8% at the end of 2012. In spite of the weak economic growth, the labor market continues booming. Unemployment, which is close to its historical minimum levels, has kept the inflation rate for services in high levels (8.7% in December). Inflation for industrialized products increased due to a more devalued foreign exchange rate. Furthermore, supply shocks, such as that caused by the crop failure in the United States, have put pressure in the inflation rates for food over the year. Our projected IPCA remains high due to the labor market conditions, the inertial inflation rates and the ongoing expectations for high levels, closing 2013 at 5.6% or above.

In October the Central Bank stopped the interest rate decrease cycle started in August 2011. The Selic rate reached 7.25% per month. The Central Bank has signalized this shall continue for a long period. The Real has depreciated against the US dollar and foreign exchange rate ended 2012 at R$ 2.05/US$.

Based on Central Bank data, credit assignments for individuals between January and November 2012 recorded, in actual terms (deflated by IPCA), an increase of only 1.9% as compared to the same period of 2011. Likewise, the increase for corporate customers was 1.5%. Credit reserves as a proportion of the GDP increased from 49.0% in December 2011 to 52.6% in November 2012. Regarding default, both for individual and corporate customers, the rate for companies of loans overdue 90 days remained relatively steady in a high level, whereas the default rate for individuals of loans overdue 90 days continued to rise during most of the year, only showing clears signs of slowing down in the last months.

Following the decrease in the Selic rate, the banking interest and spread rates also decreased throughout 2012, and reached the lowest levels in history, except for the spread rates for individuals.

1.2

2)	HIGHLIGHTS

2.1)	Corporate Events

Redecard S.A.– in one of the largest transactions in the São Paulo stock exchange, we acquired 49.98 % of Redecard’s capital by way of a public tender offer, reaching 100% of stock, and cancelled this company’s registration as a publicly-held company. Redecard is one of the major players in the acquiring market in Brazil, accounting for the accreditation, capture, transmission, processing and financial settlement of transactions with credit and debit cards. This operation, carried out according to good corporate governance practices, will enable us offering products and services integrated into the bank’s clients and expanding our business to a number of Brazilian municipalities in which we today have no physical structure (branches and/or PABs). The total invested in the acquisition of Redecard’s outstanding shares was R$ 11.75 billion.

Serasa S.A. – in October 2012 we sold to Experian the remaining interest of 16.14% in Serasa, a leading company in services and products for analysis and information for credit and support to business for all segments in the market. Income before taxes arising from this sale was approximately R$ 1.5 billion in the fourth quarter of 2012.

Banco Itaú BMG Consignado S.A. – we constituted a new financial institution in partnership with Banco BMG S.A. (70% controlled by Itaú Unibanco and 30% by BMG), aiming at the offering, distribution and sale of payroll loans in the Brazil. The association was approved by the Administrative Council for Economic Defense (CADE) in October and operations started in December 2012. It will enable us to expand our business in this segment and will operate under our values and transparency principles, following our good management practices and policies. This operation aims at diversifying our loan portfolio, supplementing our payroll loan strategy and improving the risk profile of our individuals loan portfolio.

Banco CSF S.A. – we acquired shares representing 49% of capital of Banco Carrefour, responsible for the offer and distribution, on an exclusive basis, of financial, insurance and social security products and services in the distribution channels operated under the “Carrefour” brand in Brazil, an operation authorized by the Central Bank of Brazil in April 23, 2012.

Financeira Americanas Itaú S.A.– we ended the partnership with Lojas Americanas S.A. for the offer, distribution and commercialization, on an exclusive basis, of financial, insurance and social security products and services to customers of LASA and its affiliated companies in August 2012. The completion of this operation was approved by the Central Bank of Brazil in December 27, 2012.

Banco BPI – we carried out the sale of our full interest to La Caixa Group, BPI’s largest stockholder. The sale was authorized by Banco de Portugal in April 2012. The association between Itaú Unibanco and BPI was particularly significant for the Itaú Unibanco to build, from Portugal, the base required to launch the European operation dedicated to the Itaú BBA segment (wholesale and investment banking), focused on supporting the international activities of European and Latin-American companies, which is nowadays consolidated and has representatives in London, Madrid, Frankfurt and Paris.

Orbitall – we carried out the sale of this card processor to the Stefanini Group, completed in May 2012. The completion of the merger of processes resulting from the Itaú Unibanco merger made the operation feasible, since we gained scale enough to process only our own cards with competitive edge and cost efficiency. The provision of this type of service to other financial institutions is unrelated to the main activity of the Itaú Unibanco group, and it was the reason for the sale.

Repurchase of shares – In 2012, we acquired 4.3 million preferred shares of own issue in the total amount of R$ 122.3 million at the average price of R$ 28.45 per share. The repurchase program was renewed in November 2012, and the limit for acquisitions was increased to up to 86.3 million preferred shares and 13.7 million common shares up to November 4, 2013.

Dividends/Interest on capital – In February 2012 the Board of Directors approved the increase by 25% (from R$ 0.012 to R$ 0.015 per share) of dividends monthly paid to stockholders (from April 2, 2012 on). Additionally, on March 14, 2013 stockholders will receive R$ 0.3250 per share as supplementary interest on capital, and R$ 0.2652 as interest on capital, both related to the 2012 fiscal year.

1.3

2.2)	Investments in Technology

In late September, we announced the investment of R$ 10.4 billion in technology, innovation and service to be made in the 2012 to 2015 period, one of the largest private investments to favor the growth of the Brazilian economy, aiming at increasing efficiency, continuously improving the quality of services provided and customer satisfaction.

In addition to the construction of the new Data Center in Mogi Mirim, one of the largest technological centers in the world, with capacity to support the expansion of operations in the next three decades, which is expected to generate approximately 700 direct jobs, and significantly contributing to the development of the economy, trade and qualification of labor in the region, the aforementioned amount also comprises the development of systems, and the acquisition of data processing systems and computer programs (software).

A portion of this investment will be intended for the improvement and design of new tools for expanding digital channels, such as internet banking and mobile banking:

-	Easiness to use, safety and convenience have caused internet banking to be the bank’s most used channel, with a growth of 159% in the monthly operations average for the last four years;

-	In mobile banking, total downloads and updates of our applications increased over 18 times this year, from 366 thousand in January to a total of 6.7 million in December in the year-to-date of 2012.

2.3)	New Concept of Branch and Service

We ended 2012 with 450 branches operating in different working hours, located in 22 Brazilian States and 100 Brazilian cities, offering more convenient and extending services in branches opening earlier or closing later. Additionally, we have over 1.3 thousand branches with exclusive ATMs for clients of Itaú Uniclass and Personnalité, providing expedited and efficient service. The new working hours were disclosed through the hotsite www.itau.com.br/horariodiferenciado, warnings in ATMs and internet, in addition to material displayed in the branches themselves.

On an innovative way and making use of cutting-edge technology resources, in August we opened the concept branch in Villa Lobos mall (São Paulo – Capital city), with a differentiated layout inspired in the visual concept of a store, proving more interaction between our managers and clients, in a more appealing, comfortable and safe environment. Itaú’s concept branch also operates in different working hours like our branches in malls, i.e., from noon to 8 p.m.

2.4)	Launch of New Credit Card Itaucard 2.0

Aware that the Brazilian credit market is growing at a fast pace and becoming increasingly more important as a banking instrument, we are constantly studying methods to improve our products and finding ways to reduce interest rates. In view of this challenge, we analyzed a number of credit card models in the international market and have conducted, since 2010, a number of surveys and tests to get to this new credit card model, with charge of interest from the date of each purchase rather than from its maturity date.

We launched the Itaucard 2.0 credit card in August, with the lowest interest rates in the market, between 3.99% and 5.99%, in accordance with the client segment and we reached over 500 thousand cards by the end of 2012.

Clients holding the conventional card may exchange it for the Itaucard 2.0 card without any cost, with the benefit of having the lowest rate in the market. In case of not adapting to the new product, the client will have up to 90 days to be back to the conventional card model back.

1.4

2.5)	Other Highlights

New Website – In October 2012 the new website www.itau.com.br was aired. With a new layout, it is simpler and intuitive, with the purpose of increasing easiness in navigation. This change had count on the suggestions from the clients themselves and will be carried out in steps. The innovation does not change the manner with which the client accesses information on his/her account, products and services.

100% Transparency Program – Aiming at rendering all communications with our clients simpler, more accessible and objective, we have streamlined the use of our products and services, assessed the provision of information in agreements and invoices, improved our service channels, and invested in technology to seek even more transparency in our relationships. The new current account opening agreement, reassessed to facilitate the understanding of information and clarify the rules on collection of fees, warnings forwarded to clients with debit balance in the overdraft with inactive accounts (without activity for over 60 days), so that they may settle the debit and thus prevent the debt to unnecessarily increase, and the new layout of credit card invoices, adjusted after a series of surveys conducted with clients, were some of the initiatives carried out over 2012.

Social Networks – Leadership in the social media as the bank with the largest fan base in the whole world: 4.1 million fans. We closed 2012 among the 10 brands with the highest level of involvement according to Socialbakers.

In partnership with Google, on an unprecedented move in the world we launched the most viewed video tool, a kind of trendtopics that captures the viral videos most watched on the YouTube platform. With only 2 months in the air we have impacted over 3 million single users with over 5 million interactions in this channel.

Also on YouTube, the tutorial videos on financial education and responsible use of credit, contents on investments, the “Itaú sem papel” (Itaú paperless) campaign, which contributed to the migration of 700 thousand statements and invoices in paper to a digital format, and other contents developed have totaled approximately 60 million views in this channel in 2012.

Brazil’s most valuable brand – Valued at R$ 22.2 billion by Interbrand consulting company, Itaú brand was recognized as the most valuable in Brazil. We are the leaders of this ranking for the ninth consecutive time.

3)	PERFORMANCE

3.1)	Indices

We present below the performance of the main financial indicators:

%
Performance Indices	12/31/2012	12/31/2011	Change p.p.
Recurring return on average equity - annualized	19.4	22.3	-2.9
Return on average equity - annualized	18.4	22.3	-3.9
Efficiency ratio(1)	45.4	47.3	-1.9
Recurring return on average assets - annualized	1.5	1.8	-0.3
Return on average assets - annualized	1.5	1.8	-0.3
Basel ratio - economic-financial consolidated	16.7	16.4	0.3
Fixed assets ratio - financial conglomerate	43.4	48.6	-5.2

(1) Calculated based on criteria defined in the Management's Discussion & Analysis Report.

1.5

3.2)	Income

			R$ billion
Statement of Income for the Period(1)	2012	2011	Change (%)
Gross income from financial operations	31.1	32.8	-5.1
Expenses for allowance for loan losses	(24.0)	(19.9)	20.7
Income from recovery of credits written off as loss (2)	4.7	5.5	-15.0
Income from services and income from bank charges	20.3	19.0	6.6
Income from insurance, pension plan and capitalization operations	3.0	2.7	10.2
Personnel, administrative and other operating expenses	(34.3)	(32.6)	5.0
Tax expenses	(4.5)	(4.1)	9.6
Income tax and social contribution	(3.2)	(2.9)	12.9
Recurring net income	14.0	14.6	-4.1
Net income	13.6	14.6	-7.0
Dividends and interest on capital (net of taxes)	4.5	4.4	2.8

(1) Excludes the non-recurring effects of each period.

(2) Since early 2012, the discounts granted in the recovery of credits written off as loss are no longer deducted from the financial margin, but rather are now deducted from the income from recovery of these credits. In 2011, these discounts amounted to R$ 609 million. Should this effect be taken into account in 2011, income from recovery of credits written off as loss would have recorded a decrease of 4.4% in 2012.

Net income for the period from January to December 2012 amounted to R$ 13.6 billion, with annualized return of 18.4% on average equity (22.3% in the same period of the previous year). Recurring net income was R$ 14.0 billion, with annualized return of 19.4%. The decrease of 5.1% in income from financial operations (before allowance for loan losses), the increase of 6.6% in income from services and bank charges and of 10.2% in income from insurance, pension plan and capitalization operations, as compared to the same period of 2011, added to the control over personnel, administrative and other operating expenses, which increased only 5.0% in the period, contributed to the result.

The efficiency ratio reached 45.4% accumulated in 2012, as compared to 47.3% achieved in the same period of 2011. The reduction of 1.9 p.p. is the result of the efforts of our Efficiency Project started in 2011. In this context, the lower this figure, calculated based on income generated and operating costs, the more prepared we are to compete in a scenario with lower interest rates.

3.3)	Balance Sheet

R$ billion
Balance Sheet	Dec 31, 2012	Dec 31, 2011	Change (%)
Total assets	1,014.4	851.3	19.2
Loan portfolio with endorsements and sureties	426.6	397.0	7.5
Free, raised and managed own assets	1,449.2	1,190.3	21.8
Subordinated debt	54.4	39.0	39.5
Stockholders’ equity	74.2	71.3	4.0
Referential equity (Financial Conglomerate)	119.9	92.6	29.5

3.3.1)	Assets

Total consolidated assets surpassed R$ 1.0 trillion, free, raised and managed own assets amounted to over R$ 1.4 trillion at December 31, 2012, with growth of 19.2%, and 21.8% in the last 12 months, respectively.

The diversification of our business is reflected in the composition of our funding and loan portfolio, reducing risks to specific segments, which may be more impacted by the volatility in economy, as follows:

1.6

Loan Portfolio

At December 31, 2012, the balance of loan portfolio, including endorsements and sureties, reached R$ 426.6 billion, an increase of 7.5% as compared to December 31, 2011, in conformity with the table below. Should we also take into account the credit risks that we assume in the private securities modality, this increase will reach 9.0%.

R$ million
Loan Portfolio	Dec 31, 2012	Dec 31, 2011	Change (%)
Individuals	149,809	148,723	0.7
Credit Card	40,614	38,961	4.2
Personal Loans	39,928	36,219	10.2
Vehicles	51,220	60,093	-14.8
Mortgage Loans	18,047	13,450	34.2
Companies	247,493	227,612	8.7
Corporate	158,534	137,234	15.5
Very small, Small and Middle Market	88,959	90,378	-1.6
Argentina/Chile/Paraguay/Uruguay	29,293	20,678	41.7
Total with endorsements and sureties	426,595	397,012	7.5
Corporate - Private Securities	22,652	15,220	48.8
Total with endorsements, sureties and private securities	449,247	412,232	9.0
Total with endorsements, sureties and private securities (ex-Vehicles)	398,027	352,139	13.0

Individuals – In Brazil, our loan portfolio to individuals reached R$ 149.8 billion at December 31, 2012, relatively steady as compared to that posted at December 31, 2011. Highlights:

•	Mortgage loan reached a growth of 34.2% as compared to December 2011. The offer of mortgage loan is promoted by the network of branches, development companies and real estate agencies, as well as partnerships with Lopes (LPS Brasil – Consultoria de Imóveis S.A.) and Coelho da Fonseca Empreendimentos Ltda., among others.

•	Products such as Personal Loans and Payroll Advance Loans posted a significant growth of 10.2%.

•	We are leaders in the Vehicle Financing and Credit Card segments, with balances at December 31, 2012 of R$ 51.2 billion and R$ 40.6 billion, respectively, with a reduction of 14.8% and a increase of 4.2%, resulting from our strategy to prioritize lower risks.

Companies – In Brazil, our portfolio of Loan Operations to Companies, including private securities acquired, reached R$ 270.1 billion at December 31, 2012, posting a growth of 11.2% in relation to December 31, 2011. In the Very Small, Small and Middle Market segment, we serve, which are supported by a dedicated structure, with specific products and services. Through Itaú BBA, we serve approximately 2,500 of the largest corporate groups in Brazil, with a loan portfolio composed of loans in national and foreign currency, mandatory loans (BNDES onlending, Rural Credit and Mortgage Loans) and guarantees.

In other countries, our loan portfolio for Mercosur operations (Argentina, Chile, Paraguay and Uruguay) posted a significant growth in the individual and companies segment, and noteworthy were the increase of 43.6% for individuals and 46.6% for companies in Chile.

1.7

Default

At December 31, 2012, total default rate, considering the balance of transactions overdue for over 90 days reached 4.8%, posting a decrease of 10 bps as compared to December 31, 2011. This ratio reached 6.9% for the portfolio of credit to individuals and 3.2% for the portfolio of credit to companies at the end of December 2012. The default rate from 15 to 90 days posted an improvement with a sharp decrease between June and December 2012, showing signs of turning cycles of high delinquency from 6.9% to 6.3% for individuals and from 2.3% to 1.5% for companies. In total, from 4.4% to 3.6%.

3.3.2)	Funding

Free, raised and managed assets totaled R$ 1.4 trillion at December 31, 2012, a 21.8% growth as compared to December 31, 2011. Of this total, 45.3% refer to investment funds, managed portfolios and technical provisions for insurance, pension plan and capitalization, 27.8% to deposits, debentures, and funds from bills, and 26.9% to own assets and other funding.

The increase in funding (net of Compulsory Deposits and Cash and Cash Equivalents) enabled the improved Loan portfolio and funding ratio, reaching 90.7% at December 31, 2012.

3.3.3)	Capital Strength

Basel Ratio – At the end of December 2012, the ratio reached 16.7%, posting an increase of 30 bps as compared to the same period of 2011, an event that evidences our strength in the capital base.

Subordinate Notes – In 2012, we issued Subordinated Debt Level II, which significantly increased our capital base. In the domestic market, the bank issued a total of R$ 13.7 billion in Subordinated Financial Bills, which represented 44% of total issues carried out in Brazil. In the foreign market four placements, which totaled US$ 5.05 billion, were carried out, and noteworthy was the transaction conducted in November, which represented the largest volume funded at the lowest rate to investor (yield) among the Subordinated Debt Level II transactions in foreign currency by Latin-American banks in 2012. This amount accounts for approximately 31% of total foreign issues in US dollar by Brazilian financial institutions for the year. We obtained the leadership in the subordinated debt issue ranking in the local and foreign markets in the aforementioned period.

Stockholders’ Equity – At the end of December 2012, it reached R$ 74.2 billion, a growth of 4.0% as compared to the same period of 2011. Capital is represented by 4,571 million shares, of which 2,289 million are common and 2,289 million are preferred shares, which have a 80% tag along. Dividends paid to stockholders are equal to both types of shares. Treasury shares amount to R$ 1,523 million at December 31, 2012, which is deducted from stockholders’ equity.

Rating Agencies – Over this year, Moody’s rating agency reassessed the risk ratings for banks on a worldwide basis, and Itaú Unibanco and Itaú BBA remained one level above Brazil's sovereign rating, with Itaú Unibanco Holding posing the same rating as the country’s. Meanwhile, Standard & Poor’s rating agency also disclosed a reassessment, improving the risk ratings attributed to Itaú Unibanco regarding our capacity to pay short-term liabilities.

3.4)	Stock Market

Market Value in Stock Exchange – At December 31, 2012, we ranked were the 16th largest bank of the world under the market value criterion (R$ 150.6 billion), according to the Bloomberg ranking, despite of the Real depreciation, since the ranking is calculated in US dollars.

Traded volume - In 2012 we traded R$ 719.4 billion on BM&FBOVESPA and NYSE (New York Stock Exchange), with a daily average volume of R$ 284.8 million (ITUB3 and ITUB4) and R$ 434.6 million (ITUB), respectively.

1.8

Dividends/Interest on Capital - In 2012, we paid or provided for R$ 4.5 billion in dividends and interest on capital, net of taxes. Since July 1980, Itaú Unibanco has been compensating stockholders with monthly supplementary payments, with the latter historically been paid twice a year, and with both equally distributed to common and preferred stockholders.

Dow Jones Sustainability World Index (DJSI) - Itaú Unibanco was selected for the 13th consecutive year to make up the Dow Jones Sustainability World Index (DJSI) portfolio, the main sustainability index in the world, in its 2012/2013 edition. Accordingly, it is the only Latin American bank to be part of the index since its creation. In this edition, we reached the maximum rate (100%) of the banking sector in the criteria “Development of Human Capital”, “Engagement with Strategic Audiences” and “Policies / Anti-crime and fraud actions”, in addition to being assigned a score higher than the sector average in all assessment items.

Corporate Sustainability Index (ISE) – Itaú Unibanco was chosen one more time to make up the portfolio of the Corporate Sustainability Index of BM&FBOVESPA in its 2013 edition. Similar to the Dow Jones Sustainability Stock Index, the components of the ISE portfolio are reviewed annually based on the results using a careful and specific evaluation methodology, which aims at evaluating, on an integrated basis, different aspects of sustainability, such as environmental, social and economic-financial elements.

The participation in these two indices reflects our long-term commitment to ethical business conduct, transparency, corporate governance and social, cultural and environmental responsibility. We believe that this commitment is critical to maintaining sustained and directed growth for creating value both for our shareholders, clients, employees and also society over the next few years.

We present below some data related to the performance of shares:

R$
Shares	2012	2011	Change (%)
Recurring net income per share(1)	3.11	3.23	-3.8
Net income per share(1)	3.01	3.23	-6.9
Book value per share(1)	16.43	15.81	3.9
Number of outstanding shares (in thousands)	4,518,380	4,513,640	0.1
Dividends/Interest on capital, net per share	1.00	0.97	3.1
Price of preferred share (ITUB4)(2)	33.33	33.85	-1.5
Price of common share (ITUB3)(2)	31.02	27.27	13.8
Price of preferred share (PN)/Net income	11.09	10.52	5.4
Price of preferred share (PN)/Stockholders’ equity	2.03	2.15	-5.6
Market value (in billions)(3)(4)	150.6	152.8	-1.4

(1) Calculated based on the weighted average of the number of shares.

(2) Based on the average quotation on the last day of the period.

(3) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period).

(4) R$ 145.8 billion considering the closing quotation of common and preferred (ON and PN shares) multiplied by total outstanding shares of each class of share.

3.5)	Statement of Added Value

The total value added of Itaú Unibanco, which shows the wealth generated for the community, reached R$ 37.0 billion in 2012, and is distributed as follows: 34.0% to employees, 28.9% in reinvestment of profits, 25.2% in taxes, fees and contributions, 9.3% in compensation to stockholders, and 2.6% in return on third parties’ assets.

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4)	BUSINESS

units
Bank points of service	Dec 31, 2012	Dec 31, 2011	Change (%)
Brazil	32,149	32,973	-2.5
Branches	3,864	3,828	0.9
Service centers (PABs)	876	881	-0.6
ATMs	27,409	28,264	-3.0
Abroad	838	780	7.4
Branches	257	244	5.3
Service centers (PABs)	30	31	-3.2
ATMs	551	505	9.1
Total	32,987	33,753	-2.3

Commercial Bank – At the end of December 2012, we had 5,027 bank points of service, among regular branches and service centers (PAB) throughout Brazil and abroad. One of our main innovations in 2012 was the implementation of a biometric system in ATMs, which enables the carrying out of all transactions with just the fingerprint identification, without the need to type in a password, providing more security to this channel. Additionally, clients who have already registered their biometrics may carry out withdraws in ATMs up to a certain amount without the use of the account card, i.e., just by using the biometric identification.

Itaú Uniclass services are present in all branches, and it is an innovative operation we carry out in the banking sector. With exclusive services and dedicated managers, we reached 2.6 million clients served by the end of 2012.

In the Itaú Personnalité segment, every year we expanded the network every year and keep the service quality. In 2012 we opened 30 new network branches, which offer a complete portfolio of credit products and advisory services for making investments. In this segment we are leaders in client satisfaction and have gained market share on a consistent and sustained basis.

In the Private Bank segment, we are the largest bank in Latin America and remain the leader in the Brazilian market, with over 25.0% of market share, according to the Brazilian Financial and Capital markets Association (ANBIMA).

In the Assets Under Administration segment, in which Privatization Funds, Fixed Income, Equities Funds, Investment Clubs and Clients’ and the Group’s Portfolios are managed in Brazil and abroad, we reached R$ 562.0 billion in managed assets, with 19.7% market share according to ANBIMA in December 2012. In the year we recorded an overall increase of 25.0%, and noteworthy were the fixed-income and social security funds.

We ended December 2012 with 24.8% of market share, according to ANBIMA, totaled R$ 939.7 billion in assets under custody, which represents an increase of 14.0% as compared to the same period of 2011. We provide bookkeeping of share services and represent 62.9% of the total companies listed on BM&FBOVESPA, being the leaders in bookkeeping of debentures issued in 2012.

Kinea – independent asset, controlled by Itaú Unibanco, has R$ 4.3 billion managed assets, ranking among the largest independent managers in Brazil.

Insurance, Life, Pension Funds and Capitalization – These business operations in volume of income from premiums, pension funds contributions and capitalization certificates reached R$ 25.6 billion from January to December 2012, and technical provisions totaled R$ 93.2 billion at the end of December 2012, not including foreign operations. Noteworthy is the Life and Pension Plans sub-segment, which recorded an increase of R$ 112 million in net income for 2012. In these businesses, our focus is on streamlining the portfolio of products and the efficiency in the taking out processes, and noteworthy were the products in the Individual Life and Accidents and Extended Guarantee lines for individuals, and Group Life and Corporate Solutions for companies, in addition to products in the Pension Funds and Capitalization operations.

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Porto Seguro – We hold 30% of capital of the insurance company Porto Seguro, the leading company in residence and automobile insurance segment in Brazil. According to SUSEP, in the year to date, Porto Seguro held a market share of 26.3% in the automobile insurance segment and 27.5% in the residence insurance segment.

Credit and Debit Cards – We are leaders in the consumer credit segment in Brazil, by means of Itaucard, Hipercard, and partnerships, offering a diversified range of products to accountholders and non-accountholder clients, originated in proprietary channels and through partnerships with companies that have outstanding performance in the markets they are engaged. From January to December 2012, the traded amount in credit cards reached R$ 227.4 billion, which represents a 13.9% increase as compared to the same period of 2011.

Acquiring business – Our acquiring business comprises the accreditation, capture, transmission, processing and financial settlement of transactions involving credit and debit cards, benefit cards (voucher) and store cards (private label). Additionally, we offer factoring of receivables, availability of ATMS, consultation of information on checks, purchase and withdrawals, non-financial services and virtual bank statements. In 2012, Redecard recorded net income of R$ 1,619.0 million, with an increase of 15.3% as compared to the same period of 2011.

Redecard funded R$ 256.6 billion in transactions with credit and debit cards in 2012, which represented an increase of 11.3% as compared to that posted in the same period of 2011. The financial volume of the transactions involving credit cards was R$ 162.4 billion. Meanwhile, the financial volume of transactions involving debit cards reached R$ 94.2 billion.

Itaú BBA – In charge of our banking operations in the corporate and investment segment and our institutional treasury management, Itaú BBA operates by way of a multidisciplinary team and with agility to carry out both operations that are traditional for a commercial bank and transactions in capital markets, mergers and acquisitions, offering full services to over 3 thousand of the largest business groups of Brazil, Argentina, Chile, Colombia and Peru. It also serves approximately 700 institutional investors and ensures full coverage for the parent companies of international clients by way of its Europe, New York and Shanghai units.

In the Wholesale banking activity, we highlight the following operations:

-	The loan portfolio and joint obligations of Itaú BBA reached the amount of R$ 158.5 billion, an increase of 15.5% as compared to December 2011. Financing positions in foreign trade posted a growth of 22.9%, as compared to December 2011.

-	Derivatives – Itaú BBA maintained its leadership in CETIP (Clearing House for the Custody and Financial Settlement of Securities). The focus was on operations hedging the exposures to foreign currencies, interest rates and commodities with clients. The volume of contracted operations from January to December 2012 was 36.7% higher than in the same period of prior year.

-	Project Finance – In the period from January to December 2012, the bank was contracted to work in 72 structuring and/or advisory projects which exceeded R$ 103 billion in investments.

In the Investment banking area, we highlight as follows:

-	Fixed income – in the period from January to November 2012, we took part in operations of debentures, promissory notes and securitization, which totaled R$ 21.7 billion. In the ANBIMA ranking of distribution of fixed income from January to April 2012, we reached the 1st place in volume, with 32.5% market share. In international issues of fixed income, Itaú BBA acted as the joint bookrunner of offerings, with a total volume of US$ 19.1 billion, reaching the 1st place in number of operations in the Issues of Brazilian Companies ranking of December 2012 of BondRadar in Reais and US dollars.

-	Mergers and Acquisitions – we provide financial advisory on 69 transactions by December 2012 and achieved the leadership of the Thomson Reuters ranking in volume of operations. The amount totaled US$ 16.9 billion.

-	Itaú Corretora – by December 2012 we were ranked 5th among the brokerage companies, with a 5.6% market share. In the Futures Market, we ended the same period ranked 4th among the brokerage companies, with a 9.3% market share.

Activities Abroad – we operate in Latin America, Europe, North America, Middle East, and Asia, totaling 20 countries, in addition to Brazil, mainly in commercial banking and institutional client operations, investment, wholesale and private banking activities. In the period from January to December, our business abroad reached a recurring net income of R$ 1.4 billion, with total assets of R$ 192.3 billion at December 31, 2012.

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We present below the main information on our Retail operation in Latin America:

				Dec 31, 2012
Highlights – Latin America	Argentina	Chile	Paraguay	Uruguay
Branches and Service centers (PABs) - units	95	91	36	60
Employees - individuals	1,650	2,451	701	1,127
Assets – R$ billion	4.1	23.6	4.9	6.4
Loan portfolio - Individuals - R$ million	537.2	7,560.6	1,191.3	1,071.0
Loan portfolio - Companies - R$ million	2,418.0	10,652.0	1,865.0	1,847.7

With capital of US$ 200 million, the Bank started our operations in Colombia, a country offering good growth opportunities and steady political conditions and economic scenario. The purpose is to gradually develop one operation scope similar to the one we have in Brazil.

5)	PEOPLE

Itaú Unibanco had the support of approximately 97,000 people at the end of December 2012, including approximately 7,000 employees in foreign units. The employee’s fixed compensation plus charges and benefits totaled R$ 9.2 billion for the year.

Employees of Conglomerate	Dec 31, 2012	Dec 31, 2011	Change (%)
Total	96,977	104,542	-7.2
Brazil	90,323	98,258	-8.1
Abroad	6,654	6,284	5.9

•	Welfare benefits granted to employees and their dependants totaled R$ 1.1 billion;
•	Over R$ 241.5 million in training programs, totaling 2.2 million hours;
•	3,242 employees recruited to the 2012 Itaú Unibanco Intern Program;
•	25,567 enrolled in the 2012 Itaú Unibanco Trainee Program and 63 hired;
•	1,614 employees hired in diversity programs, including the “Aprendiz” (apprentice), “Inclusão de Pessoas com Deficiência” (inclusion of people with disabilities) and “Estágio Diversidade” (diversity internship) programs.

Held by the third consecutive year, the Meeting of Leaders, which gathered together approximately 14,000 managers from Brazil and abroad in a two-day event, had as its theme “Mude. Simplifique. Transforme” (change, streamline, transform), encouraging our employees to have an owner's attitude in the day-to-day office life to search for leaderships in sustainable performance and client satisfaction.

The annual organizational climate survey conducted by Itaú Unibanco named “Fale Francamente” (speak up) based on the Great Place to Work methodology with employees had the record voluntary adherence of 90% of the employees. This survey pointed out to a satisfaction rate of 72% for the company and of 81% for managers. This survey is essential to get to know the employees’ opinion on the work environment climate and people’s management.

6)	SUSTAINABILITY

Our sustainability management is focused on three strategic areas: Financial Education, Social and Environmental Risks and Opportunities, and Dialogue and Transparency. More than just creating new products, we work to adjust our operations, find competitive differentials, mitigate risks and generate income in the context of the higher demand for a social and environmental impact management. This strategy is systematically monitored by a Sustainability Management Panel.

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We have been successful in developing initiatives that add value to our products and services. The adoption of social and environmental criteria for granting credit, financing projects, insurance and investments, in addition to expanding microfinance, are examples recognized by the market.

We instruct our employees, clients and other stockholders to have a healthy relationship with money and make good use of financial products. In 2012 noteworthy is Itaú Unibanco’s new portal of responsible use of money (www.itau.com.br/usoconsciente), an innovative financial education tool aiming at helping people to better use money in the different moments of their lives. The Bank’s clients and non-clients have access to themes that address, on a streamlined basis, day-to-day situations, such as: tips on how to get out of the red, saving money without sacrificing consumption, and talking about money with your family, among others, in addition to forward doubts which will be responded by the Institution’s experts.

7)	CORPORATE GOVERNANCE

Good corporate governance practices contribute to add value to Itaú Unibanco, facilitate our access to capital and ensure the company’s continuity. Accordingly, we continually improve our management tools and policies to ensure the company’s sustainable growth. Our main purpose is to reach excellence in the relationship among the company, the Board of Directors and any Committees related thereto, stockholders and the market.

In 2012, we launched the Related-Party Transactions Policy, which reassesses and defines the rules and procedures to be adhered to ensure the equality and transparency in carrying out related-party transactions, thus ensuring to stockholders, investors and other stakeholders that we are in conformity with the best Corporate Governance practices.

This year we also disclosed our Corporate Policy on Donations to Electoral Campaigns, which sets forth the guidelines and rules to be adhered to in the Itaú Unibanco group for donations of funds to electoral campaigns, taking into account the Group’s ethics and transparency values and principles and the laws and rules in force to strengthen the Brazilian democratic process. Noteworthy in this policy of the Political Assessment Committee, which, in addition to approving the policy itself, will define the total budget for donations, strictly assess the track record and résumés of candidates and carry out the final approval for the contribution to each candidate. Donations to political parties or any type of financial committee are barred, except if otherwise exceptionally approved by the Political Assessment Committee.

Additionally, we updated the following: our Corporate Governance Policy, the Securities Trading Policy, the Compensation Committee’s Bylaws, the Personnel Committee’s Bylaws and our Bylaws.

Reinforcing our commitments to transparency and communication with the market, during 2012:

•	we took part in 26 conferences and road shows in Brazil and abroad, which contributed to strengthen our relationship with stockholders, analysts and investors in the Brazilian and international markets;

•	We held 22 Apimec meetings for all regions of Brazil with over 5,000 attendees. With an innovative language, the presentation of these meetings involves economic aspects of the country and the main information of our institution, such as financial performance, business areas and outlook for the sector;

•	We were present at 13 financial education events (Expo Money) all over Brazil, which is the largest investment and financial education event in Latin America.

The 2013 corporate events calendar, as well as the presentations held in 2012, are available in Itaú Unibanco’s Investor Relations website www.itau-unibanco.com.br/ri > Agenda.

In June 2012 we engaged Company Reporting (CR), an independent company specialized in appraising the quality of financial statements, to appraise our financial statements under IFRS. CR compared Itaú Unibanco’s financial statements under IFRS with other 35 global financial institutions and our global ranking was number 2 (second).

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8)	SOCIAL AND CULTURAL INVESTMENTS

The ongoing improvement of public education, the appreciation and disclosure of the Brazilian arts and the support to sports in modalities representing traces of the Brazilian cultural identity represent opportunities for us to apply our best technologies and competencies developed as one of the largest financial market institutions. These are the causes we believe in.

Aware of our responsibility, in 2012 we invested the amount of R$ 197.5 million in social and cultural actions. The amount of R$ 71.3 million was invested in educational and cultural areas. Another R$ 15.9 million were invested by way of the Rouanet law, in 11 Brazilian States, and another R$ 4.5 million were employed in conformity with the guidelines of the Incentive to Sports Law. Our main initiatives were as follows:

Education

•	Fundação Itaú Social seeks to promote the development and improve the quality of Brazilian elementary education. Accordingly, since its incorporation, it defined four large operational axes: Full-time Education, Education Management, Economic Assessment of Social Projects, and Social Mobilization. In 2012, the Itaú Criança (Itaú child) program was noteworthy with the nationwide campaign of incentive to reading, by way of a free distribution of children books and the mobilization of employees and the society in general. In 2012, over 7.0 million books were distributed;

•	Instituto Unibanco works to improve high-school education. It acts by developing education technologies and methodologies to improve the effectiveness of public policies in High Schools, in partnership with the Ministry of Education and state education offices. In 2012, this initiative benefitted high school students from 791 schools in Brazil;

•	Itaú Viver Mais, an initiative launched in 2012 based on a new brand concept based on three pillars – Living, Living Together and Reliving – is a non-profit association, which offers social and cultural activities to people over 55 years of age. In 2012, 2,500 people took part in the activities.

Culture

•	Instituto Itaú Cultural is the main institution that manages the investments we make in the culture area, aiming at divulging the memory of the country and ensuring the continuity and the heritage of Brazilian artistic productions. In 2012, single accesses to the website reached 12.3 million;

•	Espaço Itaú de Cinema, which rooms are intended to screen quality films that have little opportunity of being exhibited in the commercial movie circuit. Present in six Brazilian cities, the 56 screening rooms (divided in eight centers) contribute to the democratization of culture in Brazil. In 2012, 3.8 million people visited those screening rooms;

•	Instituto Moreira Salles holds exhibitions, lectures, concerts, events, and movie cycles in its cultural centers located in the cities of Poços de Caldas, São Paulo, and Rio de Janeiro;

•	The Ibirapuera Auditorium is a product of São Paulo city council and is under management of Itaú Cultural and since 2011 - inaugurating in a new model of public-private partnership. With this the Auditorium has earned an even more diversified program, offering music, dance, theater plays and movies at attractive prices. The Auditorium School operates in this space, educating youths from public schools. There is a total of 170 students. In 2012, we invested R$ 12 million, without using Rouanet Law, and in this period the Auditorium has received a record of 180 thousands people;

•	Additionally, we sponsor events such as the Curitiba Drama Festival, the Joinville Dance Festival, and the International Literary Festival in Paraty, among others.

Sports

•	In 2012 we carried out a series of actions to get our clients closer to soccer through our sponsoring of the Brazilian men and women soccer team in all categories. As we are the Official Bank for the FIFA 2014 World Soccer Cup and the FIFA 2013 Confederations Cup, we started the “Você mais Digital” (you, more digital) promotion, encouraging our clients to use the bank through a more digital format and raffling tickets and themed gifts.

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•	Our sports sponsorship actions also include incentives to develop the Brazilian tennis by way of a series of initiatives. Among them we highlight the support to the Instituto Tênis, which grants sports scholarships to 12-18 year-old-athletes with talent and high potential, the Itaú Women Tennis Circuit, and the Itaú School and University Tennis Cup, among others. In the international arena, we sponsor the ATP 1000 Miami, one of the most traditional competitions in the professional tennis circuit.

9)	AWARDS AND RECOGNITION IN 2012

•	The Banker (Financial Times) – 1st place among Latin America financial institutions in the Top 1000 World Banks 2012, winner of the Innovation in Banking Technology award, in the Innovation in Banking Technology Awards 2012, and Itaú BBA was acknowledged, for the 3rd time, as the Most Innovative Investment Bank in LatAm;

•	Ranked 1st in the “As Empresas mais Admiradas no Brasil 2012” in the list of the most admired companies in Brazil (Carta Capital magazine) in the Retail Banking segment, award that acknowledges the companies that contribute to divulging Brazil’s business ethics and social and economical development;

•	Ranked 1st in the Maiores e Melhores (Best and Largest) 2012 (Exame magazine) in the list of the 50 largest Brazilian Banks by equity;

•	Since 2007, it holds the 1st place in the Banks category of Top of Mind Internet Award (Datafolha-UOL), a survey that acknowledges professionals and brands that value the online media;

•	Global Private Banking Awards 2012 (Excellence in Wealth Management) – Itaú Private Bank was acknowledged as the Best Private Bank in Latin America and Best Private Bank in Brazil;

•	Global Finance Magazine – acknowledged as the Best Trade Finance Bank in Brazil, World’s Best Foreign Exchange Providers in Brazil, World’s Best Sub-Custodian Banks in Brazil, World’s Best Banks in Brazil and Paraguay, Best Investment Bank in Latin America, Best Emerging Market Banks in Latin America and the Brazilian bank best ranked in the Safest Emerging Market Banks in Latin America;

•	Euromoney Best Managed Companies in Latin America – 1st place in the Banking and financial and Best Corporate Governance in Brazil categories;

•	World Business and Development Awards 2012 – winner in the Brazil’s special category with the Itaú Microfinance case, it acknowledges contributions from the private sector to the millennium goals (objectives defined by the UNO to promote poverty reduction, gender equality, health care, fight against children mortality, AIDS, and other diseases;

•	Institutional Investor Magazine – out of eight awards, we were number one in six of them: Best Relations with Investors by Sell and Buy Sides; Best CEO by Sell and Buy Sides; Best CFO by Buy Side and Best Investor Relations Professional by Buy Side;

•	Service – acknowledge as one of the 10 best ombudsman services in Brazil, in the Ouvidorias Brasil 2012 (Ombudsman Services Brazil 2012) Award, as benchmark in Call Center by the 2012 NICE Customer Excellence Awards in the Enterprise Implementation Excellence category;

•	People – acknowledged as one of the Great Places to Work at (in partnership with Época magazine), Empresa dos Sonhos dos Jovens (the Youngsters’ Dream Company to Work at) (Cia. de Talentos), and the Best Companies to Work at and the Best Companies to Start your Career (Você S.A. Guide), Company of the Year of the VAGAS 10+ Award (Vagas.com);

•	Sustainability – granted for the 4th consecutive year with the 2012 FT/IFC Sustainable Finance Awards – Americas, one of the most significant world awards in the sustainability area, which elects the financial institutions focused on the sustainable development; one of the benchmark companies of the Guia Exame de Sustentabilidade 2012.

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10)	INDEPENDENT AUDITORS - CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by Itaú Unibanco Holding S.A., its subsidiaries, and parent company to engage in non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of his or her client.

During the period from January to December 2012, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	January 24, 2012 and December 5, 2012 – vulnerability analysis and application intrusion tests on the internet perimeter;

•	February 17 and August 2, 2012 – review of aspects related to the business continuity program;

•	February 23, March 29, July 4, July 31, and October 3, 2012 – acquisition of technical material;

•	March 6, June 12, August 10 and November 8, 2012 – attendance at courses open to the public, related to finance and accounting;

•	April 27 and August 7, 2012 – consulting services in the authorization request to the regulatory body for opening a subsidiary abroad;

•	October 1, 2012 – tax advisory services;

•	October 22, 2012 – mapping and identification of opportunities of the Prime Services market.

Summary of the Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, its parent and subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

11)	Circular No. 3.068/01 – BACEN

Itaú Unibanco hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 3.2 billion, corresponding to 1.2% of total securities held.

Acknowledgements

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust.

(Approved at the Board of Directors' Meeting of February 4, 2013).

2.1

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL

Vice-Chairmen	Executive Vice-Presidents
ALFREDO EGYDIO ARRUDA VILLELA FILHO	ALFREDO EGYDIO SETUBAL (*)
ROBERTO EGYDIO SETUBAL	CANDIDO BOTELHO BRACHER

Members	Executive Directors
ALFREDO EGYDIO SETUBAL	CAIO IBRAHIM DAVID
CANDIDO BOTELHO BRACHER	CLAUDIA POLITANSKI
DEMOSTHENES MADUREIRA DE PINHO NETO	MARCOS DE BARROS LISBOA
GUSTAVO JORGE LABOISSIÈRE LOYOLA	RICARDO BALDIN
HENRI PENCHAS	SÉRGIO RIBEIRO DA COSTA WERLANG
ISRAEL VAINBOIM
NILDEMAR SECCHES
PEDRO LUIZ BODIN DE MORAES	Directors
RICARDO VILLELA MARINO	ALEXSANDRO BROEDEL LOPES
ANA TEREZA DE LIMA E SILVA PRANDINI
EDUARDO HIROYUKI MIYAKI
EMERSON MACEDO BORTOLOTO
AUDIT COMMITTEE	ROBERT GEORGE STRIBLING
President	RODRIGO LUÍS ROSA COUTO
GUSTAVO JORGE LABOISSIÈRE LOYOLA	ROGÉRIO PAULO CALDERÓN PERES

Members
ALKIMAR RIBEIRO MOURA	(*) Investor Relations Director
EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES
GUY ALMEIDA ANDRADE
LUIZ ALBERTO FIORE

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members
ALBERTO SOZIN FURUGUEM	Accountant
LUIZ ALBERTO DE CASTRO FALLEIROS	CARLOS ANDRÉ HERMESINDO DA SILVA
CRC - 1SP281528/O-1

2.2

ITAÚ UNIBANCO S.A.

Chief Executive Officer and General Manager	Directors (continued)
ROBERTO EGYDIO SETUBAL	FERNANDO JOSÉ COSTA TELES
FLAVIO AUGUSTO AGUIAR DE SOUZA
Executive Vice-Presidents	FRANCISCO VIEIRA CORDEIRO NETO
ALEXANDRE DE BARROS	GUILHERME MARTINS VASCONCELOS
ALFREDO EGYDIO SETUBAL	HENRIQUE PINTO ECHENIQUE
JOSÉ CASTRO ARAÚJO RUDGE	IBRAHIM JOSÉ JAMHOUR
JOSÉ ROBERTO HAYM	JOÃO ANTONIO DANTAS BEZERRA LEITE
LUÍS OTAVIO MATIAS	JOÃO LUIZ DE MEDEIROS
MÁRCIO DE ANDRADE SCHETTINI	JORGE LUIZ VIEGAS RAMALHO
MARCO AMBROGIO CRESPI BONOMI	JOSÉ FÉLIX VALENCIA RÍOS
MARCOS DE BARROS LISBOA	JOSÉ ISERN
RICARDO VILLELA MARINO	JOSÉ VIRGILIO VITA NETO
SÉRGIO RIBEIRO DA COSTA WERLANG	LEILA CRISTIANE BARBOZA BRAGA DE MELO
LUÍS EDUARDO GROSS SIQUEIRA CUNHA
Executive Directors	LUIS TADEU MANTOVANI SASSI
ANDRÉ SAPOZNIK	LUIZ ANTONIO NOGUEIRA DE FRANÇA
CAIO IBRAHIM DAVID	LUIZ EDUARDO LOUREIRO VELOSO
CARLOS EDUARDO MONICO	LUIZ FERNANDO BUTORI REIS SANTOS
CELSO SCARAMUZZA	LUIZ SEVERIANO RIBEIRO
CLAUDIA POLITANSKI	MARCELO BOOCK
FERNANDO MARSELLA CHACON RUIZ	MARCELO DA COSTA LOURENÇO
GUSTAVO ADOLFO FUNCIA MURGEL	MARCELO LUIS ORTICELLI
LUIS ANTONIO RODRIGUES	MARCO ANTONIO SUDANO
OSVALDO DO NASCIMENTO	MARCOS ANTÔNIO VAZ DE MAGALHÃES
MARCOS AUGUSTO CAETANO DA SILVA FILHO
Directors	MARCOS SILVA MASSUKADO
ADILSO MARTINS DE LIMA	MARCOS VANDERLEI BELINI FERREIRA
ADRIANO BRITO DA COSTA LIMA	MARIA IRENE GARCETE DE GAVILAN
ADRIANO CABRAL VOLPINI	MARIO LUIZ AMABILE
ALBERTO FERNANDES	MESSIAS DOS SANTOS ESTEVES
ALEXANDRE JADALLAH AOUDE	MILTON MALUHY FILHO
ALEXSANDRO BROEDEL LOPES	NATACHA LITVINOV
ANA CARLA ABRÃO COSTA	OSVALDO JOSÉ DAL FABBRO
ANA TEREZA DE LIMA E SILVA PRANDINI	PAULO EIKIEVICIUS CORCHAKI
ANDRÉA MATTEUCCI PINOTTI CORDEIRO	PAULO MEIRELLES DE OLIVEIRA SANTOS
CARLOS EDUARDO DE CASTRO	RENATA HELENA DE OLIVEIRA TUBINI
CARLOS EDUARDO MACCARIELLO	RENÊ MARCELO GONÇALVES
CARLOS HENRIQUE DONEGÁ AIDAR	RICARDO LIMA SOARES
CARLOS ORESTES VANZO	RICARDO ORLANDO
CESAR PADOVAN	RICARDO RIBEIRO MANDACARU GUERRA
CÍCERO MARCUS DE ARAÚJO	RICARDO URQUIJO LAZCANO
CINTIA CARBONIERI ARAÚJO	ROBERTO FERNANDO VICENTE
CLAUDIO CÉSAR SANCHES	ROBERTO MASSARU NISHIKAWA
CLAUDIO JOSÉ COUTINHO ARROMATTE	RODRIGO LUIS ROSA COUTO
COSMO FALCO	ROGERIO CARVALHO BRAGA
CRISTIANE MAGALHÃES TEIXEIRA PORTELLA	ROGÉRIO PAULO CALDERÓN PERES
CRISTINA CESTARI SPADA	ROMILDO GONÇALVES VALENTE
DANIEL LUIZ GLEIZER	ROONEY SILVA
EDILSON PEREIRA JARDIM	SERGIO GUILLINET FAJERMAN
ERNESTO ANTUNES DE CARVALHO	SERGIO SOUZA FERNANDES JÚNIOR
FABIO DI PACE MENEZES	VILMAR LIMA CARREIRO
FERNANDO DELLA TORRE CHAGAS	WAGNER BETTINI SANCHES

2.3

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS

Chairman	Directors
ROBERTO EGYDIO SETUBAL	ALBERTO ZOFFMANN DO ESPÍRITO SANTO
ALEXANDRE ENRICO SILVA FIGLIOLINO
Vice-Chairmen	ANDRÉ CARVALHO WHYTE GAILEY
ALFREDO EGYDIO SETUBAL	ANDRÉ DEL BEL CURY
FERNÃO CARLOS BOTELHO BRACHER	ANDRÉ FERRARI
ANTONIO JOSÉ CALHEIROS RIBEIRO FERREIRA
Members	ANTONIO SANCHEZ JUNIOR
ANTONIO CARLOS BARBOSA DE OLIVEIRA	EDUARDO CARDOSO ARMONIA
CANDIDO BOTELHO BRACHER	EDUARDO CORSETTI
EDUARDO MAZZILLI DE VASSIMON	EMERSON SAVI JUNQUEIRA
HENRI PENCHAS	FABIO MASSASHI OKUMURA
JOÃO DIONÍSIO FILGUEIRA BARRETO AMOÊDO	FERNANDO HENRIQUE MEIRA DE CASTRO
JOSÉ ROBERTO HAYM	FLÁVIO DELFINO JUNIOR
SÉRGIO RIBEIRO DA COSTA WERLANG	GILBERTO FRUSSA
GUSTAVO HENRIQUE PENHA TAVARES
EXECUTIVE BOARD	ILAN GOLDFAJN
Chief Executive Officer	JOÃO CARLOS DE GÊNOVA
CANDIDO BOTELHO BRACHER	JOÃO MARCOS PEQUENO DE BIASE
JORGE BEDRAN JETTAR
Managing Vice-Presidents	LUIZ FELIPE MONTEIRO ARCURI TREVISAN
ALBERTO FERNANDES	MARCELLO PECCININI DE CHIARO
DANIEL LUIZ GLEIZER	MARCELO ARIEL ROSENHEK
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	MARCO ANTONIO SUDANO
MARCOS AUGUSTO CAETANO DA SILVA FILHO
MÁRIO LÚCIO GURGEL PIRES
Executive Directors	MÁRIO LUÍS BRUGNETTI
ALEXANDRE JADALLAH AOUDE	PAULO DE PAULA ABREU
ÁLVARO DE ALVARENGA FREIRE PIMENTEL	RODERICK SINCLAIR GREENLEES
ANDRÉ LUÍS TEIXEIRA RODRIGUES	RODRIGO PASTOR FACEIRO LIMA
ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO	THALES FERREIRA SILVA
FERNANDO FONTES IUNES	VANESSA LOPES REISNER
JOSÉ AUGUSTO DURAND
MARCELO TREVISAN MARANGON
MILTON MALUHY FILHO

BANCO ITAUCRED FINANCIAMENTOS S.A.	ITAÚ SEGUROS S.A.

Chief Executive Officer	Chief Executive Officer
LUÍS OTÁVIO MATIAS	ROBERTO EGYDIO SETUBAL

Executive Vice-President	Superintendent Director
MÁRCIO DE ANDRADE SCHETTINI	MARCOS DE BARROS LISBOA

Directors	Executive Directors
ADRIANO CABRAL VOLPINI	ANDRÉ HORTA RUTOWITSCH
ALEXSANDRO BROEDEL LOPES	ANTONIO EDUARDO MÁRQUEZ DE FIGUEIREDO TRINDADE
ANA TEREZA DE LIMA E SILVA PRANDINI	JOSÉ CASTRO ARAÚJO RUDGE
CLÁUDIO JOSÉ COUTINHO ARROMATTE
EVANIR COUTINHO USSIER	Directors
FÁBIO MASSASHI OKUMURA	ADRIANO CABRAL VOLPINI
FERNANDO JOSÉ COSTA TELES	ALINE FERREIRA COROPOS
HENRIQUE PINTO ECHENIQUE	ALEXSANDRO BROEDEL LOPES
LUÍS FERNANDO STAUB	HENRIQUE PINTO ECHENIQUE
MARCOS ANTÔNIO VAZ DE MAGALHÃES	MARIO LUIZ AMABILE
MARCOS VANDERLEI BELINI FERREIRA
MARIO LUIZ AMABILE

3.1

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

ASSETS	NOTE	12/31/2012	12/31/2011
CURRENT ASSETS		742,223,042	622,747,887
CASH AND CASH EQUIVALENTS		13,967,096	10,633,082
INTERBANK INVESTMENTS	4b and 6	181,636,483	113,645,149
Money market		155,456,244	85,445,536
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	2,750,763	2,816,013
Interbank deposits		23,429,476	25,383,600
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	203,186,230	147,704,470
Own portfolio		77,843,120	46,765,192
Subject to repurchase commitments		19,937,168	12,947,833
Pledged in guarantee		4,879,713	8,838,992
Securities under resale agreements with free movement		636,370	-
Deposited with the Central Bank		11,672,854	9,781,464
Derivative financial instruments		6,893,500	5,961,548
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	11b	75,146,080	57,733,857
Assets guaranteeing technical provisions – other securities	11b	6,177,425	5,675,584
INTERBANK ACCOUNTS		63,917,021	98,224,030
Pending settlement		95,963	104,574
Central Bank deposits		63,701,372	98,052,554
National Housing System (SFH)		1,808	1,166
Correspondents		102,185	35,047
Interbank onlending		15,693	30,689
INTERBRANCH ACCOUNTS		4,859	28,879
LOAN, LEASE AND OTHER CREDIT OPERATIONS	8	193,306,500	180,492,549
Operations with credit granting characteristics	4e	208,823,816	195,769,313
(Allowance for loan losses)	4f	(15,517,316)	(15,276,764)
OTHER RECEIVABLES		82,776,403	68,547,960
Foreign exchange portfolio	9	29,760,887	26,038,027
Income receivable		1,402,580	1,266,414
Transactions with credit card issuers	4e	20,780,666	18,408,662
Receivables from insurance and reinsurance operations	4m I and 11b	4,407,167	3,589,696
Negotiation and intermediation of securities		2,641,614	1,728,168
Sundry	13a	23,783,489	17,516,993
OTHER ASSETS	4g	3,428,450	3,471,768
Assets held for sale		161,834	138,389
(Valuation allowance)		(44,455)	(49,011)
Unearned premiums of reinsurance	4m I	589,585	552,950
Prepaid expenses	4g and 13b	2,721,486	2,829,440
LONG-TERM RECEIVABLES		258,988,972	216,674,506
INTERBANK INVESTMENTS	4b and 6	397,453	2,436,840
Money market		1,336	6
Interbank deposits		396,117	2,436,834
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	72,987,628	40,175,954
Own portfolio		44,074,674	22,040,083
Subject to repurchase commitments		16,075,672	8,211,080
Pledged in guarantee		2,696,950	1,889,009
Deposited with the Central Bank		-	349,291
Derivative financial instruments		5,619,759	3,584,698
Assets guaranteeing technical provisions – other securities	11b	4,520,573	4,101,793
INTERBANK ACCOUNTS - National Housing System (SFH)		687,757	669,734
LOAN, LEASE AND OTHER CREDIT OPERATIONS	8	145,233,501	139,218,506
Operations with credit granting characteristics	4e	157,461,123	149,713,469
(Allowance for loan losses)	4f	(12,227,622)	(10,494,963)
OTHER RECEIVABLES		37,949,650	32,688,824
Foreign exchange portfolio	9	1,198,809	411,772
Sundry	13a	36,750,841	32,277,052
OTHER ASSETS	4g	1,732,983	1,484,648
Unearned premiums of reinsurance	4m I	117,838	-
Prepaid expenses	4g and 13b	1,615,145	1,484,648
PERMANENT ASSETS		13,212,662	11,909,142
INVESTMENTS	4h and 15a Il	2,956,473	2,716,641
Investments in affiliates		2,144,095	1,684,423
Other investments		1,080,893	1,235,566
(Allowance for losses)		(268,515)	(203,348)
REAL ESTATE IN USE	4i and 15b	5,565,701	5,286,998
Real estate in use		3,431,010	3,453,180
Other fixed assets		9,141,039	8,561,880
(Accumulated depreciation)		(7,006,348)	(6,728,062)
GOODWILL	4j and 15b	101,424	95,691
INTANGIBLE ASSETS	4k and 15b	4,589,064	3,809,812
Acquisition of rights to credit payroll		1,479,325	1,647,548
Other intangible assets		4,999,422	3,876,786
(Accumulated amortization)		(1,889,683)	(1,714,522)
TOTAL ASSETS		1,014,424,676	851,331,535

The accompanying notes are an integral part of these financial statements.

3.2

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

LIABILITIES	NOTE	12/31/2012	12/31/2011
CURRENT LIABILITIES		545,122,293	422,015,989
DEPOSITS	4b and 10b	175,658,059	159,455,538
Demand deposits		34,916,237	28,932,523
Savings deposits		83,451,406	67,169,544
Interbank deposits		7,393,566	1,793,508
Time deposits		49,896,850	61,559,963
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	4b and 10c	178,532,280	81,813,398
Own portfolio		70,690,482	43,471,088
Third-party portfolio		106,528,933	36,537,645
Free portfolio		1,312,865	1,804,665
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	4b and 10d	31,571,699	29,459,349
Real estate, mortgage, credit and similar notes		22,804,423	18,474,079
Debentures		1,569,053	1,038,733
Foreign borrowings through securities		7,198,223	9,946,537
INTERBANK ACCOUNTS		288,334	120,726
Pending settlement		108,326	67,554
Correspondents		180,008	53,172
INTERBRANCH ACCOUNTS		4,690,600	3,927,461
Third-party funds in transit		4,467,247	3,857,437
Internal transfer of funds		223,353	70,024
BORROWINGS AND ONLENDING	4b and 10e	30,762,634	29,009,787
Borrowings		18,902,188	17,972,358
Onlending		11,860,446	11,037,429
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	5,538,292	4,139,099
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	4m II and 11a	11,544,418	10,470,320
OTHER LIABILITIES		106,535,977	103,620,311
Collection and payment of taxes and contributions		399,009	855,975
Foreign exchange portfolio	9	29,898,547	25,751,044
Social and statutory	16b II	3,058,887	2,976,200
Tax and social security contributions	4n 4o and 14c	8,684,089	7,051,103
Negotiation and intermediation of securities		4,252,959	2,503,701
Credit card operations	4e	45,109,552	41,178,016
Subordinated debt	10f	3,378,594	10,715,074
Sundry	13c	11,754,340	12,589,198
LONG-TERM LIABILITIES		393,042,637	355,390,776
DEPOSITS	4b and 10b	67,541,530	83,180,884
Interbank deposits		206,700	272,115
Time deposits		67,334,830	82,908,769
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	4b and 10c	110,285,541	107,005,139
Own portfolio		93,078,835	92,576,432
Free portfolio		17,206,706	14,428,707
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	4b and 10d	23,535,880	22,097,865
Real estate, mortgage, credit and similar notes		14,734,730	15,113,364
Debentures		-	63
Foreign borrowings through securities		8,801,150	6,984,438
BORROWINGS AND ONLENDING	4b and 10e	28,362,573	27,592,273
Borrowings		4,175,006	3,170,360
Onlending		24,187,567	24,421,913
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	5,590,025	2,668,217
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	4m II and 11a	81,665,475	63,284,144
OTHER LIABILITIES		76,061,613	49,562,254
Foreign exchange portfolio	9	1,205,499	430,526
Tax and social security contributions	4n, 4o and 14c	12,927,665	12,973,003
Subordinated debt	10f	50,993,531	28,259,410
Sundry	13c	10,934,918	7,899,315
DEFERRED INCOME	4p	1,137,364	836,211
MINORITY INTEREST IN SUBSIDIARIES	16e	902,773	1,741,226
STOCKHOLDERS’ EQUITY	16	74,219,609	71,347,333
Capital		45,000,000	45,000,000
Capital reserves		843,694	763,413
Revenue reserves		28,392,526	27,386,624
Asset valuation adjustment	4c, 4d and 7d	1,506,889	(139,142)
(Treasury shares)		(1,523,500)	(1,663,562)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		1,014,424,676	851,331,535

The accompanying notes are an integral part of these financial statements.

3.3

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

	NOTE	2nd Half of 2012	01/01 to 12/31/2012	01/01 to 12/31/2011
INCOME FROM FINANCIAL OPERATIONS		47,754,602	99,878,400	101,366,445
Loan, lease and other credit operations		29,006,204	60,164,320	59,102,824
Securities and derivative financial instruments		12,547,545	25,802,821	26,060,595
Financial income from insurance, pension plan and capitalization operations	11c	3,810,865	7,144,322	5,929,625
Foreign exchange operations		272,824	1,282,510	914,047
Compulsory deposits		2,117,164	5,484,427	9,359,354
EXPENSES OF FINANCIAL OPERATIONS		(22,942,760)	(49,382,303)	(54,142,780)
Money market		(17,891,499)	(40,426,110)	(46,285,203)
Financial expenses on technical provisions for pension plan and capitalization	11c	(3,540,919)	(6,513,361)	(5,239,459)
Borrowings and onlending		(1,510,342)	(2,442,832)	(2,618,118)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES		24,811,842	50,496,097	47,223,665
RESULT OF ALLOWANCE FOR LOAN LOSSES	8d I	(9,660,454)	(19,361,924)	(14,423,754)
Expenses for allowance for loan losses		(12,005,324)	(24,025,146)	(19,911,948)
Income from recovery of credits written off as loss		2,344,870	4,663,222	5,488,194
GROSS INCOME FROM FINANCIAL OPERATIONS		15,151,388	31,134,173	32,799,911
OTHER OPERATING REVENUES (EXPENSES)		(7,926,170)	(14,844,755)	(14,545,258)
Banking service fees	13d	7,282,485	14,488,226	13,912,326
Asset management		1,636,155	3,083,627	2,607,734
Current account services		333,946	670,076	675,646
Credit cards		2,999,414	6,157,299	6,111,133
Sureties and credits granted		818,483	1,594,746	1,761,944
Receipt services		739,559	1,439,626	1,332,789
Other		754,928	1,542,852	1,423,080
Income from bank charges	13e	2,949,117	5,825,110	5,135,371
Result from insurance, pension plan and capitalization operations	11c	1,529,990	2,990,015	2,714,409
Personnel expenses	13f	(7,196,387)	(14,026,524)	(13,356,038)
Other administrative expenses	13g	(7,104,871)	(14,192,242)	(14,099,747)
Tax expenses	4o and 14a II	(2,276,860)	(4,485,391)	(4,091,978)
Equity in earnings of affiliates and other investments	15a lll	255,022	335,375	39,497
Other operating revenues	13h	136,936	278,319	392,528
Other operating expenses	13i	(3,501,602)	(6,057,643)	(5,191,626)
OPERATING INCOME		7,225,218	16,289,418	18,254,653
NON-OPERATING INCOME	13j	1,528,275	1,241,506	190,794
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING		8,753,493	17,530,924	18,445,447
INCOME TAX AND SOCIAL CONTRIBUTION	4o and 14a I	(1,653,396)	(3,223,966)	(2,855,428)
Due on operations for the period		(3,323,625)	(8,075,972)	(6,779,316)
Related to temporary differences		1,670,229	4,852,006	3,923,888
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976		(79,325)	(159,026)	(191,923)
MINORITY INTEREST IN SUBSIDIARIES	16e	(156,689)	(553,992)	(777,475)
NET INCOME		6,864,083	13,593,940	14,620,621
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES			4,517,959,807	4,529,310,833
NET INCOME PER SHARE – R$			3.01	3.23
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 12/31)			16.43	15.81

Supplementary Information

EXCLUSION OF NONRECURRING EFFECTS	2a and 22k		448,761	20,369
NET INCOME WITHOUT NONRECURRING EFFECTS			14,042,701	14,640,990
NET INCOME PER SHARE – R$			3.11	3.23

The accompanying notes are an integral part of these financial statements.

3.4

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

	NOTE	2nd Half of 2012	01/01 to 12/31/2012	01/01 to 12/31/2011
ADJUSTED NET INCOME		19,169,115	38,462,009	38,075,518
Net income		6,864,083	13,593,940	14,620,621
Adjustments to net income:		12,305,032	24,868,069	23,454,897
Granted options recognized		103,923	202,903	162,663
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7i	(88,059)	510,793	1,605,804
Effects of changes in exchange rates on cash and cash equivalents		(1,164,963)	(1,546,322)	(2,167,626)
Allowance for loan losses		12,005,324	24,025,146	19,911,948
Interest and foreign exchange expense from operations with subordinated debt		1,942,043	4,292,776	4,345,353
Interest expense from operations with debentures		57,618	138,213	165,306
Financial expenses on technical provisions for pension plan and capitalization		3,540,919	6,513,361	5,239,459
Depreciation and amortization	15b	1,107,562	2,212,352	2,166,563
Adjustment to legal liabilities – tax and social security		831,033	1,122,958	866,756
Adjustment to provision for contingent liabilities		1,811,784	1,824,228	228,499
Deferred taxes		(1,670,229)	(4,852,006)	(3,923,888)
Equity in earnings of affiliates and other investments	15a lll	(255,022)	(335,375)	(39,497)
Interest and foreign exchange income from available-for-sale securities		(2,161,837)	(4,724,666)	(3,744,181)
Interest and foreign exchange income from held-to-maturity securities		(254,958)	(494,548)	(407,973)
(Gain) loss from sale of available-for-sale financial assets	7f	(1,977,050)	(2,570,928)	(301,358)
(Gain) loss from sale of investments		(1,638,172)	(1,876,222)	(521,932)
(Gain) loss from sale of foreclosed assets		(42,248)	(54,676)	(42,507)
(Gain) loss from sale of fixed assets		17,450	20,182	(44,074)
(Reversion) loss from rescission of operations of intangible assets		1,957	2,561	(44,418)
Minority interest		156,689	553,992	777,475
Other		(18,731)	(96,652)	(80,366)
CHANGE IN ASSETS AND LIABILITIES		(4,408,097)	9,429,622	(28,974,958)
(Increase) Decrease in Assets		(121,506,513)	(116,767,564)	(107,564,458)
Interbank investments		(78,073,730)	(67,800,614)	(31,657,183)
Securities and derivative financial instruments		(29,737,343)	(40,944,621)	1,792,629
Compulsory deposits with the Central Bank of Brazil		10,207,741	34,351,182	(12,276,084)
Interbank and interbranch accounts (assets/liabilities)		(1,904)	892,571	257,096
Loan, lease and other credit operations		(20,867,994)	(42,936,247)	(66,630,980)
Other receivables and other assets		(1,713,287)	(1,578,227)	904,958
Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		(1,319,997)	1,248,391	45,106
(Decrease) Increase in Liabilities		117,098,416	126,197,186	74,580,523
Deposits		8,224,469	563,167	39,948,365
Deposits received under securities repurchase agreements		93,718,005	99,999,284	(10,837,816)
Funds for issuance of securities		1,808,104	3,020,108	26,310,792
Borrowings and onlending		3,546,265	2,523,147	9,264,096
Credit card operations (assets/liabilities)		2,785,846	1,559,532	3,955,445
Technical provision for insurance, pension plan and capitalization		6,683,189	11,970,124	7,281,789
Collection and payment of taxes and contributions		(3,839,030)	(456,966)	161,616
Other liabilities		3,855,177	6,717,637	2,434,867
Deferred income		316,391	301,153	70,346
Payment of income tax and social contribution		(2,124,198)	(6,642,631)	(4,008,977)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		12,636,820	41,249,000	5,788,692
Interest on capital / dividends received from affiliated companies		196,570	203,815	70,321
Funds received from sale of available-for-sale securities		6,353,866	17,771,413	34,221,963
Funds received from redemption of held-to-maturity securities		168,128	397,375	814,258
Disposal of assets not for own use		80,051	138,629	146,044
Disposal of investments		1,527,261	1,909,821	696,630
Sale of fixed assets		24,005	226,355	184,471
Termination of intangible asset agreements		183,483	183,546	184,048
Purchase of available-for-sale securities		(30,930,991)	(51,879,179)	(33,599,564)
Purchase of held-to-maturity securities		603	(103)	(341,300)
Purchase of investments		-	(852,519)	(20,994)
Purchase of fixed assets	15b	(1,037,427)	(1,913,062)	(1,902,929)
Purchase of intangible assets	15b	(991,393)	(1,794,384)	(2,008,056)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		(24,425,843)	(35,608,292)	(1,555,108)
Increase in subordinated debt		13,292,690	23,998,330	8,850,750
Decrease in subordinated debt		(3,810,493)	(12,893,465)	(8,051,490)
Increase in debentures		-	1,500,000	-
Decrease in debentures		(1,053,718)	(1,107,956)	(510,603)
Change in minority interest	16e	(3,583)	51,590	(1,884,680)
Acquisition of minority interest in Redecard S.A.	2c	(11,752,193)	(11,752,193)	-
Granting of stock options		14,930	208,603	353,036
Purchase of treasury shares		(23,288)	(122,333)	(1,302,638)
Dividends and interest on capital paid to minority interests		(1,385)	(377,789)	(664,472)
Dividends and interest on capital paid		(1,659,807)	(5,206,470)	(4,588,486)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(4,996,847)	(5,701,683)	(7,798,583)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(16,785,870)	(60,975)	(3,564,999)

Cash and cash equivalents at the beginning of the period		54,723,149	37,616,895	39,014,268
Effects of changes in exchange rates on cash and cash equivalents		1,164,963	1,546,322	2,167,626
Cash and cash equivalents at the end of the period	4a and 5	39,102,242	39,102,242	37,616,895

The accompanying notes are an integral part of these financial statements.

3.5

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

	NOTE	2nd Half of 2012	01/01 to 12/31/2012		01/01 to 12/31/2011
INCOME		51,520,951	105,339,652		109,288,119
Financial operations		47,754,602	99,878,400		101,366,445
Banking services		10,231,602	20,313,336		19,047,697
Result from insurance, pension plan and capitalization operations		1,529,990	2,990,015		2,714,409
Result of loan losses	8d	(9,660,454)	(19,361,924)		(14,423,754)
Other		1,665,211	1,519,825		583,322
EXPENSES		(26,444,362)	(55,439,946)		(59,334,406)
Financial operations		(22,942,760)	(49,382,303)		(54,142,780)
Other		(3,501,602)	(6,057,643)		(5,191,626)
INPUTS PURCHASED FROM THIRD PARTIES		(5,766,937)	(11,564,430)		(11,764,138)
Materials, energy and others	13g	(168,993)	(385,785)		(459,891)
Third-party services	13g	(1,702,516)	(3,301,855)		(3,265,955)
Other		(3,895,428)	(7,876,790)		(8,038,292)
Data processing and telecommunications	13g	(1,771,565)	(3,524,268)		(3,494,837)
Advertising, promotions and publication	13g	(478,801)	(926,005)		(956,725)
Installations		(587,407)	(1,253,570)		(1,432,045)
Transportation	13g	(244,004)	(499,697)		(583,074)
Security	13g	(247,776)	(510,974)		(482,164)
Travel expenses	13g	(97,512)	(187,722)		(188,915)
Other		(468,363)	(974,554)		(900,532)
GROSS ADDED VALUE		19,309,652	38,335,276		38,189,575
DEPRECIATION AND AMORTIZATION	13g	(839,602)	(1,653,696)		(1,419,141)
NET ADDED VALUE PRODUCED BY THE COMPANY		18,470,050	36,681,580		36,770,434
ADDED VALUE RECEIVED FROM TRANSFER	15a lll	255,022	335,375		39,497
TOTAL ADDED VALUE TO BE DISTRIBUTED		18,725,072	37,016,955		36,809,931
DISTRIBUTION OF ADDED VALUE		18,725,072	37,016,955		36,809,931
Personnel		6,453,080	12,570,570	34.0%	11,997,198	32.6%
Compensation		5,639,179	10,583,111	28.6%	9,484,542	25.8%
Benefits		492,198	1,294,717	3.5%	1,865,882	5.1%
FGTS – government severance pay fund		321,703	692,742	1.9%	646,774	1.8%
Taxes, fees and contributions		4,752,887	9,324,337	25.2%	8,498,169	23.1%
Federal		4,350,815	8,551,437	23.1%	7,776,266	21.1%
State		4,075	21,889	0.1%	8,508	0.0%
Municipal		397,997	751,011	2.0%	713,395	1.9%
Return on third parties’ assets - Rent		498,331	974,116	2.6%	916,468	2.5%
Return on own assets		7,020,774	14,147,932	38.2%	15,398,096	41.8%
Dividends and interest on capital		1,986,960	3,448,944	9.3%	3,207,100	8.7%
Retained earnings (loss) for the period		4,877,125	10,144,996	27.4%	11,413,521	31.0%
Minority interest in retained earnings		156,689	553,992	1.5%	777,475	2.1%

The accompanying notes are an integral part of these financial statements.

3.6

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

	NOTE	12/31/2012	12/31/2011
ASSETS

CURRENT ASSETS		13,705,257	28,646,456
CASH AND CASH EQUIVALENTS		15,883	7,833
INTERBANK INVESTMENTS	4b and 6	1,009,894	26,302,382
Money market		125,631	454,176
Interbank deposits		884,263	25,848,206
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	10,414,705	13,631
Own portfolio		10,414,705	7,837
Pledged in guarantee		-	5,794
OTHER RECEIVABLES		2,264,677	2,318,501
Income receivable	15a I	1,912,525	1,959,278
Sundry	13a	352,152	359,223
OTHER ASSETS – Prepaid expenses	4g	98	4,109
LONG-TERM RECEIVABLES		32,972,061	6,097,851
INTERBANK INVESTMENTS – Interbank deposits	4b and 6	32,519,737	5,794,144
OTHER RECEIVABLES - Sundry	13a	452,324	303,707
PERMANENT ASSETS		58,231,645	56,308,737
INVESTMENTS		58,231,446	56,308,494
Investments in subsidiaries	4h and 15a I	58,231,446	56,308,494
REAL ESTATE IN USE	4i	199	243
TOTAL ASSETS		104,908,963	91,053,044
LIABILITIES

CURRENT LIABILITIES		1,629,845	6,226,283
DEPOSITS - Interbank deposits	4b and 10b	-	4,832,444
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	5,542	5,542
OTHER LIABILITIES		1,624,303	1,388,297
Social and statutory	16b II	1,361,735	1,288,091
Tax and social security contributions	4n, 4o and 14c	1,836	4,996
Subordinated debt	10f	225,042	85,715
Sundry	13c	35,690	9,495
LONG-TERM LIABILITIES		17,458,540	6,443,608
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	500,000	500,000
OTHER LIABILITIES		16,958,540	5,943,608
Tax and social security contributions	4n, 4o and 14c	1,079,500	816,111
Subordinated debt	10f	15,861,842	5,111,734
Sundry	13c	17,198	15,763
STOCKHOLDERS’ EQUITY	16	85,820,578	78,383,153
Capital		45,000,000	45,000,000
Capital reserves		843,694	763,413
Revenue reserves		39,993,495	34,422,444
Asset valuation adjustment	4c, 4d and 7d	1,506,889	(139,142)
(Treasury shares)		(1,523,500)	(1,663,562)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		104,908,963	91,053,044

The accompanying notes are an integral part of these financial statements.

3.7

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

	NOTE	2nd Half of 2012	01/01 to 12/31/2012	01/01 to 12/31/2011
INCOME FROM FINANCIAL OPERATIONS		1,525,853	3,088,498	2,608,483
Securities and derivative financial instruments		1,525,853	3,088,498	2,608,483
EXPENSES OF FINANCIAL OPERATIONS		(564,127)	(1,038,396)	(753,200)
Money market		(564,127)	(1,038,396)	(753,200)
GROSS INCOME FROM FINANCIAL OPERATIONS		961,726	2,050,102	1,855,283
OTHER OPERATING REVENUES (EXPENSES)		4,632,241	8,525,408	9,830,784
Personnel expenses		(106,576)	(208,521)	(190,128)
Other administrative expenses		(22,133)	(41,365)	(43,523)
Tax expenses	14a II	(92,807)	(201,843)	(185,652)
Equity in earnings of subsidiaries	15a I	4,881,480	9,040,708	10,293,030
Other operating revenues (expenses)		(27,723)	(63,571)	(42,943)
OPERATING INCOME		5,593,967	10,575,510	11,686,067
NON-OPERATING INCOME		11,261	24,549	28,868
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING		5,605,228	10,600,059	11,714,935
INCOME TAX AND SOCIAL CONTRIBUTION	4p	(277,082)	201,937	178,218
Due on operations for the period		35,836	70,770	73,198
Related to temporary differences		(312,918)	131,167	105,020
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976		(644)	(2,458)	(2,957)
NET INCOME		5,327,502	10,799,538	11,890,196
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES			4,517,959,807	4,529,310,833
NET INCOME PER SHARE – R$			2.39	2.63
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 12/31)			18.99	17.37

Supplementary Information

EXCLUSION OF NONRECURRING EFFECTS	2a and 22k		448,761	20,369
NET INCOME WITHOUT NONRECURRING EFFECTS			11,248,299	11,910,565
NET INCOME PER SHARE – R$			2.49	2.63

The accompanying notes are an integral part of these financial statements.

3.8

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
BALANCES AT 07/01/2012	45,000,000	775,402	36,647,057	536,004	-	(1,544,877)	81,413,586
Purchase of treasury shares	-	-	-	-	-	(23,288)	(23,288)
Granting of stock options	-	(35,631)	5,896	-	-	44,665	14,930
Granting of options recognized	-	103,923	-	-	-	-	103,923
Change in adjustment to market value	-	-	-	970,885	-	-	970,885
Net income	-	-	-	-	5,327,502	-	5,327,502
Appropriations:
Legal reserve	-	-	266,375	-	(266,375)	-	-
Statutory reserves	-	-	1,517,243	-	(1,517,243)	-	-
Dividends and interest on capital	-	-	1,556,924	-	(3,543,884)	-	(1,986,960)
BALANCES AT 12/31/2012	45,000,000	843,694	39,993,495	1,506,889	-	(1,523,500)	85,820,578
CHANGES IN THE PERIOD	-	68,292	3,346,438	970,885	-	21,377	4,406,992
BALANCES AT 01/01/2011	45,000,000	594,734	25,661,505	17,128	-	(628,577)	70,644,790
Purchase of treasury shares	-	-	-	-	-	(1,302,638)	(1,302,638)
Granting of stock options	-	6,016	79,367	-	-	267,653	353,036
Granting of options recognized	-	162,663	-	-	-	-	162,663
Change in adjustment to market value	-	-	-	(156,270)	-	-	(156,270)
Addition to interest on capital paid on 03/17/2011 - Year 2010	-	-	(1,524)	-	-	-	(1,524)
Net income	-	-	-	-	11,890,196	-	11,890,196
Appropriations:
Legal reserve	-	-	594,510	-	(594,510)	-	-
Statutory reserves	-	-	6,241,663	-	(6,241,663)	-	-
Dividends and interest on capital	-	-	1,846,923	-	(5,054,023)	-	(3,207,100)
BALANCES AT 12/31/2011	45,000,000	763,413	34,422,444	(139,142)	-	(1,663,562)	78,383,153
CHANGES IN THE PERIOD	-	168,679	8,760,939	(156,270)	-	(1,034,985)	7,738,363
BALANCES AT 01/01/2012	45,000,000	763,413	34,422,444	(139,142)	-	(1,663,562)	78,383,153
Purchase of treasury shares	-	-	-	-	-	(122,333)	(122,333)
Granting of stock options	-	(122,622)	68,830	-	-	262,395	208,603
Granting of options recognized	-	202,903	-	-	-	-	202,903
Change in adjustment to market value	-	-	-	1,646,031	-	-	1,646,031
Addition to interest on capital paid on 03/13/2012 - Year 2011	-	-	(1,450)	-	-	-	(1,450)
Payment of interest on capital on 03/13/2012 – Declared after 12/31/2011	-	-	(1,846,923)	-	-	-	(1,846,923)
Net income	-	-	-	-	10,799,538	-	10,799,538
Appropriations:
Legal reserve	-	-	539,977	-	(539,977)	-	-
Statutory reserves	-	-	5,083,013	-	(5,083,013)	-	-
Dividends and interest on capital	-	-	1,727,604	-	(5,176,548)	-	(3,448,944)
BALANCES AT 12/31/2012	45,000,000	843,694	39,993,495	1,506,889	-	(1,523,500)	85,820,578
CHANGES IN THE PERIOD	-	80,281	5,571,051	1,646,031	-	140,062	7,437,425

The accompanying notes are an integral part of these financial statements.

3.9

Itaú Unibanco Holding S.A.

Statement of Cash Flows

(In thousands of Reais)

	NOTE	2nd Half of 2012	01/01 a 12/31/2012	01/01 a 12/31/2011
ADJUSTED NET INCOME		1,290,985	2,938,452	2,384,283
Net income		5,327,502	10,799,538	11,890,196
Adjustments to net income:		(4,036,517)	(7,861,086)	(9,505,913)
Granting of options recognized		103,923	202,903	162,663
Interest and foreign exchange expense from operations with subordinated debt		399,433	1,052,355	685,666
Deferred taxes		312,918	(131,167)	(105,020)
Equity in earnings of subsidiaries	15a I	(4,881,480)	(9,040,708)	(10,293,030)
Amortization of goodwill		28,872	57,745	57,745
(Income) loss from sale of investments		-	-	(12,456)
Effects of changes in exchange rates on cash and cash equivalents		(228)	(2,291)	(1,574)
Other		45	77	93
CHANGE IN ASSETS AND LIABILITIES		(240,720)	266,533	291,899
(Increase) decrease in other receivables and other assets		(69,387)	(4,123)	179,044
(Decrease) increase in other liabilities		(171,333)	270,656	113,084
Payment of income tax and social contribution		-	-	(229)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		1,050,265	3,204,985	2,676,182
Interest on capital/Dividends received		901,308	9,261,061	14,047,324
(Increase) decrease in interbank investments		5,693,265	(1,761,650)	(17,465,508)
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)		(6,718,688)	(10,401,074)	23,944
(Purchase) sale of investments		(510,511)	(510,511)	3,874,270
(Purchase) sale of fixed assets		(13)	(13)	(28)
(Purchase) sale of intangible assets		(20)	(20)	-
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		(634,659)	(3,412,207)	480,002
Increase (decrease) in deposits		(5,056,765)	(4,832,444)	1,488,436
Increase in subordinated debt		6,671,118	10,309,458	1,406,850
Decrease in subordinated debt		(271,282)	(472,378)	(247,846)
Granting of stock options		14,930	208,603	353,036
Purchase of treasury shares		(23,288)	(122,333)	(1,302,638)
Dividends and interest on capital paid		(1,659,807)	(5,206,470)	(4,588,486)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(325,094)	(115,564)	(2,890,648)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		90,512	(322,786)	265,536

Cash and cash equivalents at the beginning of the period		50,774	462,009	194,899
Effects of changes in exchange rates on cash and cash equivalents		228	2,291	1,574
Cash and cash equivalents at the end of the period	4a and 5	141,514	141,514	462,009

The accompanying notes are an integral part of these financial statements.

3.10

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

	NOTE	2nd Half of 2012	01/01 a 12/31/2012	01/01 a 12/31/2011
INCOME		1,251,290	3,270,754	2,775,774
Financial operations		1,525,853	3,088,498	2,608,483
Other		(274,563)	182,256	167,291
EXPENSES		(564,127)	(1,038,396)	(753,200)
Financial operations		(564,127)	(1,038,396)	(753,200)
INPUTS PURCHASED FROM THIRD PARTIES		(21,902)	(40,912)	(43,047)
Third-party services		(11,216)	(19,488)	(21,438)
Advertising, promotions and publication		(453)	(1,816)	(634)
Expenses for financial system services		(1,985)	(4,079)	(6,593)
Insurance		(1,845)	(4,054)	(4,850)
Other		(6,403)	(11,475)	(9,532)
GROSS ADDED VALUE		665,261	2,191,446	1,979,527
DEPRECIATION AND AMORTIZATION		(39)	(77)	(93)
NET ADDED VALUE PRODUCED BY THE COMPANY		665,222	2,191,369	1,979,434
ADDED VALUE RECEIVED FROM TRANSFER	15a I	4,881,480	9,040,708	10,293,030
Equity Income		4,881,480	9,040,708	10,293,030
TOTAL ADDED VALUE TO BE DISTRIBUTED		5,546,702	11,232,077	12,272,464
DISTRIBUTION OF ADDED VALUE		5,546,702	11,232,077	12,272,464
Personnel		104,955	206,953	189,230
Compensation		103,547	204,300	186,088
Benefits		1,040	2,007	1,920
FGTS – government severance pay fund		368	646	1,222
Taxes, fees and contributions		114,055	225,210	192,656
Federal		114,053	225,194	192,630
Municipal		2	16	26
Return on third parties’ assets - Rent		190	376	382
Return on own assets		5,327,502	10,799,538	11,890,196
Dividends and interest on capital		1,986,960	3,448,944	3,207,100
Retained earnings (loss) for the period		3,340,542	7,350,594	8,683,096

The accompanying notes are an integral part of these financial statements.

4.1

ITAÚ UNIBANCO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS

FROM JANUARY 1 TO DECEMBER 31, 2012 AND 2011

(In thousands of Reais)

NOTE 1 - OPERATIONS

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

4.2

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a)	Presentation of the Financial Statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), and the National Council of Private Insurance (CNSP), which include the use of estimates necessary to calculate accounting provisions.

In order to enable the analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio to loan operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and balances and results have been eliminated on consolidation. The investment funds in which ITAÚ UNIBANCO HOLDING’s companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign exchange variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income.

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on purchase of investments and in the record of transactions with minority stockholders where there is no change of control (Note 4q), net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger, is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

4.3

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements (Note 4j). By 12/31/2009, goodwill generated had been fully amortized in the periods investments were made.

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Incorporation		Interest in voting capital at		Interest in voting capital at
		country	Activity	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Banco Dibens S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Fiat S.A.		Brazil	Financial institution	100.00%	100.00%	99.99%	99.99%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	99.99%	99.99%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Consignado S.A.	(1) (Note 2c)	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Europa Luxembourg S.A.		Luxembourg	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BBA International, S.A.	(2)	Portugal	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucred Financiamentos S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
BIU Participações S.A.	(Note 13j)	Brazil	Holding company	-	66.15%	-	66.15%
Cia. Itaú de Capitalização		Brazil	Capitalization	99.99%	99.99%	99.99%	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(Note 2c)	Brazil	Consumer finance credit	100.00%	50.00%	100.00%	50.00%
Fiat Administradora de Consórcios Ltda.		Brazil	Consortia administrator	99.99%	99.99%	99.99%	99.99%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Administradora de Consórcios Ltda.		Brazil	Consortia administrator	99.99%	99.99%	99.99%	99.99%
Itaú Ásia Securities Ltd		Hong Kong	Broker	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	(3)	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Companhia Securitizadora de Créditos Financeiros		Brazil	Securitization	99.99%	99.99%	99.98%	99.99%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários Ltda.		Brazil	Dealer	100.00%	100.00%	99.99%	99.99%
Itaú Japan Asset Management Limited		Japan	Asset management	100.00%	100.00%	100.00%	100.00%
Itaú Middle East Limited		Arab Emirates	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú USA, INC.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Serviços e Processamento de Informações Comerciais S.A.	(4)	Brazil	Technology services	100.00%	100.00%	100.00%	100.00%
Redecard S.A.	(Note 2c)	Brazil	Acquirer	100.00%	50.01%	100.00%	50.01%
Unibanco Participações Societárias S.A.	(Note 16e)	Brazil	Holding company	-	99.99%	-	99.99%

Joint ventures
Banco Investcred Unibanco S.A.		Brazil	Financial institution	50.00%	50.00%	50.00%	50.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%

(1) New company name of Banco Banerj S.A.;

(2) New company name of Banco Itaú Europa S.A.;

(3) Does not include Redeemable Preferred Shares (Note 10f);

(4) New company name of Orbitall Serviços e Processamento de Informações Comerciais S.A.

4.4

c)	Business Development

BSF Holding S.A. (“Banco Carrefour”)

On April 23, 2012 the Central Bank of Brazil approved the Agreement for Purchase and Sale of Sharer entered into on April 14, 2011 by ITAÚ UNIBANCO HOLDING and Carrefour Comércio e Indústria Ltda (Carrefou Brasil) in order to acquire 49% of BSF Holding S.A. ( Banco Carrefour”), for the amount of R$ 816,255 million, giving rise to a goodwill of R$ 583,081, through the transfer of shares on May 31, 2012.

FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento (“FAI”)

On August 9, 2012, ITAÚ UNIBANCO HOLDING S.A. informed that it would terminate its partnership with LOJAS AMERICANAS S.A. (“LASA”), entered into in 2005, for the offering, distribution and sale, on an exclusive basis by FAI (entity jointly controlled by ITAÚ UNIBANCO HOLDING S.A. and LASA), of financial, insurance and pension plan products and services to customers of LASA and its affiliated companies.

As a consequence of said termination, ITAÚ UNIBANCO HOLDING S.A. and LASA entered into, on this date, a purchase agreement and other covenants under which LASA has agreed (i) to sell to ITAÚ UNIBANCO HOLDING S.A. the total interest it held in the capital of FAI for the approximate amount of R$ 83 million; and (ii) to acquire the operating rights held by FAI with respect to the offering, distribution and sale, on an exclusive basis, of financial products and services through the distribution channels of LASA and/or its affiliates, at the approximate amount of R$ 112 million. The completion of the transaction was subject to approval of the Central Bank of Brazil, which was obtained on December 27, 2012.

As a result of this transaction, FAI is no longer an entity controlled jointly by ITAÚ UNIBANCO HOLDING S.A. and LASA, becoming a whole-owned subsidiary of ITAÚ UNIBANCO HOLDING S.A.. At December 31, 2012 the balance of FAI’s balance sheet accounts were fully consolidated; the net income for 2012, however, was partially consolidated.

4.5

Redecard

On September 24, 2012, ITAÚ UNIBANCO HOLDING S.A. completed the auction of the Tender Public Offer (OPA) to cancel Redecard’s listed company register, pursuant to the OPA call notice published on August 23, 2012.

As a result of the auction and acquisition private, ITAÚ UNIBANCO HOLDING S.A. purchased, up to September 30, 2012, through its subsidiary Banestado Participações, Administração e Serviços Ltda., 298,989,237 common shares issued by Redecard, representing 44.4% of its capital, and as of now it holds 635,474,593 common shares, representing 94.4% of its capital. The shares were purchased for the unit price of R$ 35.00, totaling R$ 10,469,234 (including charges and brokerage).

With the purpose of completing the purchase of the remaining minority interest, ITAÚ UNIBANCO HOLDING acquired, by way of its subsidiary Banestado Participações, Administração e Serviços Ltda., 36,423,856 common shares (24,207,582 in October 2012; 9,893,659 in November 2012; and 2,322,615 in December 2012) for the amount, offered at the OPA of September 24, 2012, of R$ 35.00, plus SELIC variation for the period, redeemed 999,884 common shares and canceled 72,372 treasury shares, thus increasing its interest in the capital, from 94.4% to 100.0%, totaling the amount of R$ 1,282,959 (including fees and brokerage).

On October 18, 2012, the Securities and Exchange Commission (CVM) cancelled Redecard’s register as a publicly-held company.

Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to minority stockholders should be recognized directly in consolidated stockholders' equity - caption Revenue Reserve. The main impacts arising from the change in the accounting criteria in relation to the adopted at 09/30/2012 are stated below:

	30/09/2012			31/12/2012
	Disclosed	Adjustments	Current criteria	Current criteria
Total assets	960,216,229	(6,585,811)	953,630,418	1,014,424,676
Other sundry receivables - Deferred tax assets	31,462,518	3,392,691	34,855,209	35,507,358
Permanent assets - Goodwill	10,068,929	(9,978,502)	90,427	101,424
Stockholder's equity	78,978,511	(6,585,811)	72,392,700	74,219,609
Return on average equity – annualized	18.2%	0.4%	18.6%	18.4%
Basel ratio - Economic-financial consolidated	17.5%	-0.8%	16.7%	16.7%

Association Agreement with Banco BMG S.A.

On July 9, 2012 ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. ("BMG"), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The association is subject to the approval of the Central Bank of Brazil.

4.6

NOTE 3 – REQUIREMENTS OF CAPITAL AND FIXED ASSET LIMITS

a) Basel and Fixed Asset Ratios

The main indicators at December 31, 2012, according to present regulation, are as follows:

	Financial	Economic-financial
	conglomerate (1)	consolidated (2)
Referential equity (3)	119,945,380	109,420,835
Basel ratio	18.1%	16.7%
Tier I	12.0%	10.9%
Tier II	6.1%	5.8%
Fixed assets ratio (4)	43.4%	14.1%
Excess capital in relation to fixed assets	7,910,425	39,246,806
(1)	Consolidated financial statements including financial companies only;

(2)	Consolidated financial statements comprising all direct and indirect subsidiary companies, including insurance, pension plan, capitalization companies and other non-financial companies, as provided for in CMN Resolution No. 2,723 of June 1, 2000, amended by CMN Resolution No. 2,743, of June 28, 2000;

(3)	The CMN, through Resolution No. 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments;

(4)	The difference between the fixed asset ratio of the financial conglomerate and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic-financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

As approved by the Central Bank of Brazil on January 23, 2013, issues of subordinated debt were included in Referential Equity for Tier II, which total R$ 1,628,300.

In addition, issues of subordinated debt, in the amount of R$ 1,158,000 as of December 31, 2012, are pending approval in order to be included in the Tier II.

Should we consider these issues, the Basel ratio based on Financial conglomerate would be affected by 0.2%. The Basel ratio based on Economic-financial consolidated would not be affected.

Management considers the current Basel ratio (16.7%, based on Economic-financial consolidated) to be adequate, taking into account the following:

a)	It exceeds by 5.7 percent the minimum required by the authorities (11.0%); and

b)	In view of the realizable values of assets (Note 18) and the additional provision (exceeding the minimum required) (Note 8c) the ratio would increase to 17.6%.

CMN Resolution No. 3,490, of August 29, 2007, provides for the criteria for computation of the Required Referential Equity (PRE). For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 for credit risk, of Circulars Nos. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, and 3,389, of June 25, 2008, 3,498, of June 28, 2010 and 3,568, of December 21, 2011, and Circular Letters Nos. 3,310, of April 15, 2008 and 3,498, of April, 2011 for market risk, and Circulars Nos. 3,383, of April 30, 2008 and 3,476, of December 28, 2009 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008, for operational risk were followed. For the operational risk portion, ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

Circular No. 3,568, of December 21, 2011, changes the provisions of Circulars Nos. 3,361, of September 12, 2007, 3,388, of June 4, 2008, 3,389, of June 25, 2008, 3,478 of December 24, 2009 and 3,498, of June 28, 2010, which set forth the procedures for calculation of the portion related to market risk. The new calculation method will be adopted gradually from January 1, 2012, taking into account that it shall be fully employed from December 31, 2013. Should the new rules already be applicable, the ratios would be reduced by about 0.1%.

4.7

The Referential Equity used for calculation of ratios and composition of risk exposures at December 31, 2012, are as follows:

	Financial conglomerate		Economic-financial consolidated
Stockholders' Equity ITAÚ UNIBANCO HOLDING S.A. (Consolidated)	74,219,609		74,219,609
Minority interest in subsidiaries	1,246,061		902,774
Changes in ownership interest in a subsidiary in capital transactions	7,359,551		-
Consolidated stockholders’ equity (BACEN)	82,825,221		75,122,383
Deferred tax assets excluded from Tier I	(585,952)		(586,506)
Deferred permanent assets excluded from Tier I	(214,558)		(214,733)
Adjustments to market value – securities and derivative financial instruments excluded from Tier I	(1,506,889)		(1,506,889)
Preferred shares with clause of redemption excluded from Tier I	(807,189)		(807,189)
Tier I	79,710,633		72,007,066
Subordinated debt	38,824,511		36,003,533
Preferred shares with clause of redemption	322,876		322,876
Adjustments to market value -securities and derivative financial instruments	1,506,889		1,506,889
Tier II	40,654,276		37,833,298
Tier I + Tier II	120,364,909		109,840,364
Exclusions:
Funding instruments issued by financial institutions	(419,529)		(419,529)
Referential equity	119,945,380		109,420,835
Risk exposure:
Exposure weighted by credit risk (EPR)	599,670,173		587,087,273
Portion required for credit risk coverage (PEPR)	65,963,719	90.6%	64,579,600	89.6%
a) Per weighting factor (FPR):
FPR at 20%	282,204	0.4%	410,686	0.6%
FPR at 35%	203,721	0.3%	203,721	0.3%
FPR at 50%	3,988,014	5.5%	5,189,362	7.2%
FPR at 75%	12,688,641	17.4%	12,329,219	17.1%
FPR at 100%	45,151,330	62.0%	42,577,800	59.1%
FPR at 150%	1,863,865	2.6%	1,857,637	2.6%
FPR at 300%	1,310,267	1.8%	1,535,498	2.1%
Derivatives – potential future gain	475,677	0.7%	475,677	0.7%
b) Per type:
Securities	3,798,470	5.2%	3,853,662	5.3%
Loan operations - Retail	9,971,842	13.7%	9,714,958	13.5%
Loan operations – Non-retail	24,491,385	33.6%	24,503,671	34.0%
Joint obligations - Retail	36,748	0.1%	36,748	0.1%
Joint obligations – Non-Retail	6,555,379	9.0%	6,517,885	9.0%
Loan commitments - Retail	2,680,051	3.7%	2,577,512	3.6%
Loan commitments – Non-retail	2,148,161	3.0%	2,148,740	3.0%
Other exposures	16,281,683	22.4%	15,226,424	21.1%
Portion required for operational risk coverage (POPR)	3,807,170	5.2%	4,356,477	6.0%
Retail	647,884	0.9%	647,884	0.9%
Commercial	1,033,097	1.4%	1,033,097	1.4%
Corporate finance	102,751	0.1%	102,751	0.1%
Negotiation and sales	1,383,436	1.9%	1,383,436	1.9%
Payments and settlements	279,503	0.4%	279,503	0.4%
Financial agent services	147,923	0.2%	147,923	0.2%
Asset management	199,581	0.3%	199,581	0.3%
Retail brokerage	12,995	0.0%	12,995	0.0%
Business plans	-	0.0%	-	0.0%
Conef additional	-	0.0%	549,307	0.8%
Portion required for market risk coverage:	3,026,730	4.2%	3,099,855	4.3%
Gold, foreign currency and operations subject to foreign exchange variation (PCAM)	-	0.0%	-	0.0%
Operations subject to interest rate variation (PJUR)	2,760,710	3.8%	2,833,835	3.9%
Fixed rate denominated in Real (PJUR1)	670,691	0.9%	705,834	1.0%
Foreign currency coupon (PJUR2)	1,157,471	1.6%	1,160,552	1.6%
Price index coupon (PJUR3)	669,931	0.9%	704,832	1.0%
Interest rate coupon (PJUR 4)	262,617	0.4%	262,617	0.4%
Operations subject to commodity price variation (PCOM)	90,269	0.1%	90,269	0.1%
Operations subject to stock price variation (PACS)	175,751	0.2%	175,751	0.2%
Required Referential Equity	72,797,619	100.0%	72,035,932	100.0%

Excess capital in relation to Required Referential Equity	47,147,761	64.8%	37,384,903	51.9%

Total exposure weighted by risk [EPR + (1/0.11 X (POPR + PCAM + PJUR + PCOM + PACS)	661,796,536		654,872,105
Ratio (%)	18.1		16.7
Referential equity calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	4,680,075		5,076,457

4.8

During this period, the effects of the changes in legislation and balances were as follows:

	Financial conglomerate			Economic-financial consolidated
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect	Referential equity	Weighted exposure	Effect
Ratio at 12/31/2011	92,560,637	579,338,319	16.0%	93,111,393	568,693,094	16.4%
Net income for the period	13,662,759	-	2.4%	14,147,933	-	2.5%
Interest on capital and dividends	(3,450,394)	-	-0.6%	(3,450,394)	-	-0.6%
Payment of interest on capital and dividends on 03/13/2012 - Declared after 12/31/2011	(1,846,923)	-	-0.3%	(1,846,923)	-	-0.3%
Granting of options recognized	202,903	-	0.0%	202,903	-	0.0%

Changes in ownership interest in a subsidiary in capital transactions	-	-	0.0%	(7,359,553)	-	-1.3%

Granting of stock options – exercised options in the period	208,603	-	0.0%	208,603	-	0.0%
Asset valuation adjustment	1,646,031	-	0.3%	1,646,031	-	0.3%
Subordinated debt and redeemable preferred shares	17,444,327	-	3.0%	14,623,349	-	2.6%
Treasury shares	(122,333)	-	0.0%	(122,333)	-	0.0%

Deferred assets excluded from Tier I of referential equity	(79,735)	(79,735)	0.0%	(80,680)	(80,680)	0.0%
Other changes in referential equity	(280,495)	-	-0.1%	(1,659,494)	-	-0.3%
Changes in risk exposure	-	82,537,952	-2.6%	-	86,259,691	-2.6%
Ratio at 12/31/2012	119,945,380	661,796,536	18.1%	109,420,835	654,872,105	16.7%

b)	Capital for Insurance Activity

CNSP – Conselho Nacional de Seguros Privados (National Consel of Private Insurance), following the worldwide trend towards the strengthening of the insurance market, published Resolution No. 227 of December 6, 2010 (which revoked Resolutions No. 178 of December 28, 2007, and No. 200 of December 16, 2008), and Circular No. 411 of December 22, 2010. The regulations provide for the rules on regulatory capital required for authorization and operation of insurance and pension plan companies and rules for the allocation of capital from subscription risk for several insurance lines. In January 2011, CNSP Resolution No. 228 of December 6, 2010 came into effect, providing for the criteria for establishment of additional capital based on the credit risk of the supervised companies.

The individual adjusted stockholders’ equity of ITAÚ UNIBANCO HOLDING companies exclusively engaged in insurance and pension plan activities is higher than the required regulatory capital. The insurance companies of ITAÚ UNIBANCO HOLDING have capital exceeding the minimum regulatory by R$ 1,361,597 (R$ 1,774,567 at December 31, 2011) in Itaú Seguros S.A. and R$ 553,105 (R$ 1,498,723 at December 31, 2011) in Itaú Vida e Previdência S.A.

4.9

NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)	Cash and cash equivalents - For purposes of Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded position that have original maturities of up to 90 days or less.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

4.10

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

e)	Loan, Lease and Other Credit Operations (Operations with Credit Granting Characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)	Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)	Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is annually tested for impairment.

4.11

k)	Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of (i) the goodwill amount paid on acquisition of the company, transferred to intangible assets in view of the transfer of the adquirer’s equity by the acquired, as set forth by Law No. 9532/97, to be amortized based on the period defined in appraisal reports; (ii) rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and (iii) software and customer portfolios, amortized over a term varying from five to ten years.

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - Insurance premiums, acceptance coinsurance and selling expenses are accounted for in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I -	Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party pending recovery from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008;

•	Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008.

II -	Technical provisions of insurance, pension plan and capitalization – technical provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution No. 162 of December 26, 2006 and the subsequent amendments.

II.I-	Insurance:

•	Provision for Unearned Premiums – recognized based on premiums issued, calculated “pro rata die”, and represents the portion of premium corresponding to the policy period not yet elapsed; Provision for Unearned Premiums for Risks in Force but Not Yet Issued is recognized based on technical actuarial note, and has the objective of estimating a portion of unearned premiums related to risks assumed by insurance companies and that are in issue process;

•	Provision for Premium Deficiency – recognized according to the Technical Actuarial Note if a premium deficiency is found;

•	Provision for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments. To determine the value of accrued claims under awaiting judicial decision, the experts and legal advisors appointed assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company.

•	Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

•	Other provisions – recognized based on the technical provision for extension of warranty in the extended warranty line, and the calculation is made over the period from the date the insurance contract becomes effective and the risk initial coverage date, the amount to be recognized being equal to the retained commercial premium.

4.12

II.II -	Pension Plan and Longevity Insurance - The mathematical provisions represent amounts of obligations assumed as longevity insurance, retirement plans, disability, pension and annuity, and are calculated according to the method of accounting provided for in the contract.

•	Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•	Provision for insufficient contribution – recognized in case of insufficient premiums or contributions;

•	Provision for unexpired risks – recognized to include the estimate of outstanding risks which have not expired;

•	Provision for events incurred but not reported (IBNR) – recognized based on the expected amounts of events occurred but not reported;

•	Provision for financial surplus – recognized by the difference between the contributions adjusted daily by the Investment Portfolio and the accumulated fund set up;

•	Other provisions - basically refer to the provision for administrative expenses recognized according to the Actuarial Technical Note to cover expenses arising from the payment of benefits provided for in the plan, in view of the events occurred and to be occurred. It also includes the heading redemptions and/or other unsettled amounts that refer to amounts not yet paid through the balance sheet date.

II.III -	Capitalization:

•	Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

•	Provision for Raffles – Comprises Provision for raffles unrealized and payable. The unrealized provision for raffles is calculated according to the methodology established in the Technical Actuarial Note. The provision for raffles payable relates to certificates winners in raffles and not paid yet.

•	Other provisions – Comprises Provision for raffle contingencies and administrative provision. The provision for raffle contingencies is recognized according to the methodology established in the Technical Actuarial Note to cover the provision for raffles in the event of insufficient funds and also for distribution of bonus. The administrative provision is recognized to cover administrative expenses of the plan, and it is calculated under the method described in the Technical Actuarial Note.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I -	Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

4.13

II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	For ITAÚ UNIBANCO HOLDING and its financial subsidiaries and equivalent companies, the rate corresponds to 15%. For non-financial and pension plan subsidiaries, the rate is 9%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.6%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

p)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

q)	Transactions with minority stockholders - Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to minority stockholders is recognized directly in consolidated stockholders' equity.

4.14

NOTE 5 - CASH AND CASH EQUIVALENTS

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	12/31/2012	12/31/2011
Cash and cash equivalents	13,967,096	10,633,082
Interbank deposits	14,346,893	18,921,241
Securities purchased under agreements to resell – Funded position	10,788,253	8,062,572
TOTAL	39,102,242	37,616,895

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	12/31/2012	12/31/2011
Cash and cash equivalents	15,883	7,833
Securities purchased under agreements to resell – Funded position	125,631	454,176
TOTAL	141,514	462,009

4.15

NOTE 6 - INTERBANK INVESTMENTS

	12/31/2012						12/31/2011
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	84,924,797	70,531,447	-	1,336	155,457,580	85.4	85,445,542	73.6
Funded position (*)	14,021,113	17,979,323	-	1,336	32,001,772	17.6	32,664,596	28.1
Financed position	70,742,812	35,069,864	-	-	105,812,676	58.1	36,864,100	31.8
With free movement	22,501,183	35,069,864	-	-	57,571,047	31.6	15,404,123	13.3
Without free movement	48,241,629	-	-	-	48,241,629	26.5	21,459,977	18.5
Short position	160,872	17,482,260	-	-	17,643,132	9.7	15,916,846	13.7

Money market – Assets Guaranteeing Technical Provisions - SUSEP	2,750,763	-	-	-	2,750,763	1.5	2,816,013	2.4
Interbank deposits	15,320,504	3,274,348	4,834,624	396,117	23,825,593	13.1	27,820,434	24.0
TOTAL	102,996,064	73,805,795	4,834,624	397,453	182,033,936		116,081,989
% per maturity term	56.6	40.5	2.7	0.2
TOTAL – 12/31/2011	67,438,711	42,761,201	3,445,237	2,436,840	116,081,989
% per maturity term	58.1	36.8	3.0	2.1

(*)	Includes R$ 9,105,623 (R$ 8,075,940 at 12/31/2011) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 125,631 (R$ 454,176 at 12/31/2011) and Interbank deposits with maturity of 0 to 30 days amounting to R$ 364,519, 31 to 180 days amounting to R$ 242,987, 181 to 365 days amounting to R$ 276,757 (R$ 25,848,206 at 12/31/2011), and over 365 days amounting to R$ 32,519,737 (R$ 5,794,144 at 12/31/2011).

4.16

NOTE 7 – SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a)	Summary per maturity

	12/31/2012											12/31/2011
		Provision for adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	130,969,653	245,582	1,604,818	132,820,053	48.1	15,547,049	349,851	3,244,337	3,899,505	27,391,636	82,387,675	83,719,499
Financial Treasury Bills	30,173,169	(3,516)	105	30,169,758	10.9	-	337,060	90,360	2,662,219	8,654,512	18,425,607	31,125,650
National Treasury Bills	48,044,057	47,301	(10,274)	48,081,084	17.4	12,203,375	-	112,697	1,150,045	17,342,240	17,272,727	17,487,223
National Treasury Notes	33,483,748	162,091	750,567	34,396,406	12.5	3,165,781	8,569	2,918,268	63,923	1,094,372	27,145,493	27,540,593
National Treasury/Securitization	302,789	621	16,071	319,481	0.1	-	91	2,988	2,611	2,932	310,859	294,891
Brazilian External Debt Bonds	18,800,782	39,085	848,270	19,688,137	7.1	13,211	4,131	120,024	20,202	297,580	19,232,989	7,196,278
Investments in non-exclusive funds	164,682	-	-	164,682	0.1	164,682	-	-	-	-	-	74,129
National Treasury Notes	93,226	-	-	93,226	0.0	93,226	-	-	-	-	-	69,950
Financial Treasury Bills	71,444	-	-	71,444	0.0	71,444	-	-	-	-	-	4,158
National Treasury Bills	12	-	-	12	0.0	12	-	-	-	-	-	21
Other	426	-	79	505	0.0	-	-	-	505	-	-	735
GOVERNMENT SECURITIES - ABROAD	8,036,184	12,172	(37,646)	8,010,710	2.9	835,825	3,458,027	1,254,783	1,184,021	161,076	1,116,978	5,120,107
Argentina	86,981	1,223	-	88,204	0.0	18,520	29,274	2,123	1,687	3,148	33,452	224,908
Denmark	2,553,833	-	-	2,553,833	0.9	-	1,445,668	-	1,108,165	-	-	1,949,129
Spain	-	-	-	-	-	-	-	-	-	-	-	418,365
Korea	1,661,993	-	-	1,661,993	0.6	-	1,242,438	419,555	-	-	-	295,012
Chile	1,645,912	(140)	(4,297)	1,641,475	0.6	352,108	534,229	678,900	10,128	27,422	38,688	1,045,709
Paraguay	528,362	-	(37,342)	491,020	0.2	240,100	105,562	27,101	9,304	25,587	83,366	344,029
Uruguay	344,829	65	2,030	346,924	0.1	48,110	12,819	127,104	12,921	103,960	42,010	295,437
United States	709,354	9,809	(52)	719,111	0.3	176,934	87,843	-	-	206	454,128	292,243
Mexico	224,019	978	-	224,997	0.1	53	-	-	-	753	224,191	215,481
Colombia	34,015	277	-	34,292	0.0	-	-	-	-	-	34,292	3,031
Belgium	69,884	-	1,426	71,310	0.0	-	-	-	28,076	-	43,234	-
France	56,414	-	778	57,192	0.0	-	-	-	13,740	-	43,452	36,514
United Kingdom	83,496	-	(142)	83,354	0.0	-	-	-	-	-	83,354	-
Peru	20,298	(44)	-	20,254	0.0	-	-	-	-	-	20,254	-
Other	16,794	4	(47)	16,751	0.0	-	194	-	-	-	16,557	249
CORPORATE SECURITIES	46,350,609	117,177	1,215,970	47,683,756	17.3	5,522,754	1,538,433	1,641,120	3,416,774	8,164,944	27,399,731	31,760,715
Eurobonds and others	6,948,353	24,718	285,796	7,258,867	2.6	265,215	228,712	671,125	297,646	305,017	5,491,152	5,134,976
Bank deposit certificates	781,470	(1)	38	781,507	0.3	17,964	254,456	149,932	176,571	174,305	8,279	1,360,061
Shares	3,263,724	38,078	(49,559)	3,252,243	1.2	3,252,243	-	-	-	-	-	2,842,820
Debentures	15,270,443	6,389	308,138	15,584,970	5.6	7,290	452,190	250,452	1,111,792	1,734,752	12,028,494	8,673,228
Promissory notes	797,244	-	236	797,480	0.3	114,494	355,019	207,130	100,708	-	20,129	936,120
Rural Product Note	770,304	-	7,792	778,096	0.3	58,554	75,944	176,820	79,644	21,750	365,384	108,134
Fund quotas	1,169,013	46,049	4,886	1,219,948	0.4	1,215,703	-	-	-	-	4,245	2,021,337
Fixed income	713,898	2,995	(8)	716,885	0.3	712,640	-	-	-	-	4,245	806,045
Credit rights	297,909	-	-	297,909	0.1	297,909	-	-	-	-	-	971,739
Variable income	157,206	43,054	4,894	205,154	0.1	205,154	-	-	-	-	-	243,553
Securitized real estate loans	7,935,748	1,442	651,862	8,589,052	3.1	37,511	57,209	141,307	558,585	720,289	7,074,151	8,045,952
Financial bills	9,077,350	502	105	9,077,957	3.3	553,780	109,727	37,823	1,091,828	5,208,831	2,075,968	2,475,123
Other	336,960	-	6,676	343,636	0.1	-	5,176	6,531	-	-	331,929	162,964
PGBL/VGBL FUND QUOTAS (1)	75,146,080	-	-	75,146,080	27.2	75,146,080	-	-	-	-	-	57,733,857
SUBTOTAL - SECURITIES	260,502,526	374,931	2,783,142	263,660,599	95.5	97,051,708	5,346,311	6,140,240	8,500,300	35,717,656	110,904,384	178,334,178
Trading securities	171,112,042	374,931	-	171,486,973	62.1	85,829,226	617,372	2,836,633	2,949,571	19,809,359	59,444,812	129,699,157
Available-for-sale securities	86,188,237	-	2,783,142	88,971,379	32.2	11,222,482	4,728,835	3,185,528	5,481,117	15,908,297	48,445,120	45,530,051
Held-to-maturity securities (2)	3,202,247	-	-	3,202,247	1.2	-	104	118,079	69,612	-	3,014,452	3,104,970
DERIVATIVE FINANCIAL INSTRUMENTS	10,356,213	2,157,046	-	12,513,259	4.5	1,925,928	2,574,231	1,003,813	1,389,528	1,787,421	3,832,338	9,546,246
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	270,858,739	2,531,977	2,783,142	276,173,858	100.0	98,977,636	7,920,542	7,144,053	9,889,828	37,505,077	114,736,722	187,880,424
						35.8	2.9	2.6	3.6	13.6	41.5
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(8,495,957)	(2,622,597)	(9,763)	(11,128,317)	100.0	(1,722,084)	(1,368,480)	(1,215,479)	(1,232,249)	(2,184,070)	(3,405,955)	(6,807,316)

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.
(2)	Unrecorded positive adjustment to market value in the amount of R$ 1,305,667 (R$ 596,846 at 12/31/2011), according to Note 7e.

4.17

b)	Summary by portfolio

	12/31/2012
		Restricted to				Derivative	Assets guaranteeing
	Own portfolio	Repurchase agreements	Pledging of guarantees (*)	Free portfolio	Central Bank	financial instruments	technical provisions (Note 11b)	Total
GOVERNMENT SECURITIES - DOMESTIC	78,478,749	31,187,623	5,168,531	636,370	11,672,854	-	5,675,926	132,820,053
Financial Treasury Bills	15,377,991	1,201,681	3,012,477	-	9,953,616	-	623,993	30,169,758
National Treasury Bills	32,652,515	13,263,931	2,052,878	-	-	-	111,760	48,081,084
National Treasury Notes	21,997,380	5,000,069	103,176	636,370	1,719,238	-	4,940,173	34,396,406
National Treasury/Securitization	319,481	-	-	-	-	-	-	319,481
Brazilian External Debt Bonds	7,966,195	11,721,942	-	-	-	-	-	19,688,137
Investments in non-exclusive funds	164,682	-	-	-	-	-	-	164,682
National Treasury Notes	93,226	-	-	-	-	-	-	93,226
Financial Treasury Bills	71,444	-	-	-	-	-	-	71,444
National Treasury Bills	12	-	-	-	-	-	-	12
Other	505	-	-	-	-	-	-	505
GOVERNMENT SECURITIES - ABROAD	5,500,965	450,473	2,042,898	-	-	-	16,374	8,010,710
Argentina	88,204	-	-	-	-	-	-	88,204
Denmark	1,594,750	-	959,083	-	-	-	-	2,553,833
Korea	666,478	-	995,515	-	-	-	-	1,661,993
Chile	1,172,702	450,473	1,926	-	-	-	16,374	1,641,475
Paraguay	491,020	-	-	-	-	-	-	491,020
Uruguay	346,144	-	780	-	-	-	-	346,924
United States	633,621	-	85,490	-	-	-	-	719,111
Mexico	224,997	-	-	-	-	-	-	224,997
Colombia	34,292	-	-	-	-	-	-	34,292
Belgium	71,310	-	-	-	-	-	-	71,310
France	57,192	-	-	-	-	-	-	57,192
United Kingdom	83,354	-	-	-	-	-	-	83,354
Peru	20,254	-	-	-	-	-	-	20,254
Other	16,647	-	104	-	-	-	-	16,751
CORPORATE SECURITIES	37,938,080	4,374,744	365,234	-	-	-	5,005,698	47,683,756
Eurobonds and other	3,014,853	4,238,713	5,301	-	-	-	-	7,258,867
Bank deposit certificates	280,986	134,337	-	-	-	-	366,184	781,507
Shares	3,240,709	-	11,534	-	-	-	-	3,252,243
Debentures	14,154,927	1,694	348,226	-	-	-	1,080,123	15,584,970
Promissory notes	797,480	-	-	-	-	-	-	797,480
Rural Product Note	778,096	-	-	-	-	-	-	778,096
Fund quotas	601,029	-	173	-	-	-	618,746	1,219,948
Fixed income	195,575	-	173	-	-	-	521,137	716,885
Credit rights	200,300	-	-	-	-	-	97,609	297,909
Variable income	205,154	-	-	-	-	-	-	205,154
Securitized real estate loans	8,580,743	-	-	-	-	-	8,309	8,589,052
Financial bills	6,145,621	-	-	-	-	-	2,932,336	9,077,957
Other	343,636	-	-	-	-	-	-	343,636
PGBL/VGBL FUND QUOTAS	-	-	-	-	-	-	75,146,080	75,146,080
SUBTOTAL - SECURITIES	121,917,794	36,012,840	7,576,663	636,370	11,672,854	-	85,844,078	263,660,599
Trading securities	66,477,734	9,963,755	1,601,859	636,370	11,601,591	-	81,205,664	171,486,973
Available-for-sale securities	55,356,638	25,929,361	5,960,712	-	71,263	-	1,653,405	88,971,379
Held-to-maturity securities	83,422	119,724	14,092	-	-	-	2,985,009	3,202,247
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	12,513,259	-	12,513,259
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	121,917,794	36,012,840	7,576,663	636,370	11,672,854	12,513,259	85,844,078	276,173,858
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) – 12/31/2011	68,805,275	21,158,913	10,728,001	-	10,130,755	9,546,246	67,511,234	187,880,424

(*)	Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

4.18

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	12/31/2012										12/31/2011
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	85,915,739	245,582	86,161,321	50.3	7,672,887	214,684	2,680,419	1,551,986	18,778,385	55,262,960	62,383,222
Financial Treasury Bills	26,935,528	(3,516)	26,932,012	15.7	-	204,574	89,990	987,891	7,904,032	17,745,525	28,086,846
National Treasury Bills	32,385,110	47,301	32,432,411	18.9	4,965,358	-	112,697	521,576	9,560,053	17,272,727	13,471,549
National Treasury Notes	24,950,760	162,091	25,112,851	14.6	2,536,636	8,226	2,472,050	21,446	1,085,931	18,988,562	19,618,739
National Treasury/Securitization	13,231	621	13,852	0.0	-	91	2,988	2,611	2,932	5,230	36,184
Brazilian External Debt Bonds	1,466,428	39,085	1,505,513	0.9	6,211	1,793	2,694	18,462	225,437	1,250,916	1,095,775
Investments in non-exclusive funds	164,682	-	164,682	0.1	164,682	-	-	-	-	-	74,129
National Treasury Notes	93,226	-	93,226	0.1	93,226	-	-	-	-	-	69,950
Financial Treasury Bills	71,444	-	71,444	0.0	71,444	-	-	-	-	-	4,158
National Treasury Bills	12	-	12	0.0	12	-	-	-	-	-	21
GOVERNMENT SECURITIES - ABROAD	841,729	12,172	853,901	0.5	24,232	36,900	115,217	12,008	8,384	657,160	802,768
Argentina	86,981	1,223	88,204	0.1	18,520	29,274	2,123	1,687	3,148	33,452	224,908
Chile	108,440	(140)	108,300	0.1	4,588	-	101,427	-	-	2,285	50,573
Uruguay	32,897	65	32,962	0.0	1,071	5,273	11,667	10,321	4,483	147	27,446
United States	334,523	9,809	344,332	0.2	-	2,353	-	-	-	341,979	292,243
Mexico	224,019	978	224,997	0.1	53	-	-	-	753	224,191	204,567
Colombia	34,015	277	34,292	0.0	-	-	-	-	-	34,292	3,031
Peru	20,298	(44)	20,254	0.0	-	-	-	-	-	20,254	-
Other	556	4	560	0.0	-	-	-	-	-	560	-
CORPORATE SECURITIES	9,208,494	117,177	9,325,671	5.4	2,986,027	365,788	40,997	1,385,577	1,022,590	3,524,692	8,779,310
Eurobonds and other	1,586,926	24,718	1,611,644	0.9	116,294	22,870	3,130	85,473	34,481	1,349,396	1,431,431
Bank deposit certificates	390,145	(1)	390,144	0.2	-	185,074	44	30,126	174,305	595	1,085,299
Shares	1,305,429	38,078	1,343,507	0.8	1,343,507	-	-	-	-	-	853,024
Debentures	1,614,102	6,389	1,620,491	0.9	7,290	48,117	-	178,150	394,715	992,219	1,406,750
Promissory notes	20,129	-	20,129	0.0	-	-	-	-	-	20,129	290,295
Fund quotas	919,107	46,049	965,156	0.6	965,156	-	-	-	-	-	1,215,257
Fixed income	683,838	2,995	686,833	0.4	686,833	-	-	-	-	-	789,067
Credit rights	109,472	-	109,472	0.1	109,472	-	-	-	-	-	216,439
Variable income	125,797	43,054	168,851	0.1	168,851	-	-	-	-	-	209,751
Securitized real estate loans	15,570	1,442	17,012	0.0	-	-	-	-	17,012	-	22,131
Financial bills	3,357,086	502	3,357,588	2.0	553,780	109,727	37,823	1,091,828	402,077	1,162,353	2,475,123
PGBL/VGBL FUND QUOTAS	75,146,080	-	75,146,080	43.8	75,146,080	-	-	-	-	-	57,733,857
Total	171,112,042	374,931	171,486,973	100.0	85,829,226	617,372	2,836,633	2,949,571	19,809,359	59,444,812	129,699,157
% per maturity term					50.0	0.4	1.7	1.7	11.6	34.6
Total 12/31/2011	129,672,459	26,698	129,699,157	100.0	61,964,079	1,494,000	729,747	13,106,274	9,167,851	43,237,206
% per maturity term					47.7	1.2	0.6	10.1	7.1	33.3

At December 31, 2012, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Corporate Securities – Bank deposit certificates amounting to R$ 10,414,705, which R$ 6,671,899 with maturity of 31 to 180 days and R$ 3,742,806 with maturity over 720 days (R$ 6,502 at 12/31/2011 of Government Securities).

4.19

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	12/31/2012										12/31/2011
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	41,922,419	1,604,818	43,527,237	48.9	7,874,162	135,167	446,588	2,327,963	8,613,251	24,130,106	18,329,195
Financial Treasury Bills	3,237,641	105	3,237,746	3.6	-	132,486	370	1,674,328	750,480	680,082	3,038,804
National Treasury Bills	15,658,947	(10,274)	15,648,673	17.6	7,238,017	-	-	628,469	7,782,187	-	4,015,674
National Treasury Notes	5,519,092	750,567	6,269,659	7.1	629,145	343	446,218	23,190	8,441	5,162,322	5,109,625
National Treasury/Securitization	289,558	16,071	305,629	0.3	-	-	-	-	-	305,629	258,707
Brazilian External Debt Bonds	17,216,755	848,270	18,065,025	20.3	7,000	2,338	-	1,471	72,143	17,982,073	5,905,650
Other	426	79	505	0.0	-	-	-	505	-	-	735
GOVERNMENT SECURITIES - ABROAD	7,174,508	(37,646)	7,136,862	8.0	811,593	3,421,023	1,139,566	1,172,013	152,692	439,975	4,317,330
Denmark	2,553,833	-	2,553,833	2.9	-	1,445,668	-	1,108,165	-	-	1,949,129
Spain	-	-	-	-	-	-	-	-	-	-	418,365
Korea	1,661,993	-	1,661,993	1.9	-	1,242,438	419,555	-	-	-	295,012
Chile	1,537,472	(4,297)	1,533,175	1.7	347,520	534,229	577,473	10,128	27,422	36,403	995,136
Paraguay	528,362	(37,342)	491,020	0.6	240,100	105,562	27,101	9,304	25,587	83,366	344,029
Uruguay	292,099	2,030	294,129	0.3	47,039	7,546	115,437	2,600	99,477	22,030	267,991
United States	374,831	(52)	374,779	0.4	176,934	85,490	-	-	206	112,149	-
Mexico	-	-	-	0.0	-	-	-	-	-	-	10,914
Belgium	69,884	1,426	71,310	0.1	-	-	-	28,076	-	43,234	-
France	56,414	778	57,192	0.1	-	-	-	13,740	-	43,452	36,514
United kingdom	83,496	(142)	83,354	0.1	-	-	-	-	-	83,354	-
Other	16,124	(47)	16,077	0.0	-	90	-	-	-	15,987	240
CORPORATE SECURITIES	37,091,310	1,215,970	38,307,280	43.1	2,536,727	1,172,645	1,599,374	1,981,141	7,142,354	23,875,039	22,883,526
Eurobonds and other	5,310,622	285,796	5,596,418	6.3	148,921	205,842	667,246	162,117	270,536	4,141,756	3,638,418
Bank deposit certificate	391,325	38	391,363	0.4	17,964	69,382	149,888	146,445	-	7,684	274,762
Shares	1,958,295	(49,559)	1,908,736	2.2	1,908,736	-	-	-	-	-	1,989,796
Debentures	13,656,341	308,138	13,964,479	15.7	-	404,073	250,452	933,642	1,340,037	11,036,275	7,236,044
Promissory notes	777,115	236	777,351	0.9	114,494	355,019	207,130	100,708	-	-	645,825
Rural Product Note	770,304	7,792	778,096	0.9	58,554	75,944	176,820	79,644	21,750	365,384	108,134
Fund quotas	249,906	4,886	254,792	0.3	250,547	-	-	-	-	4,245	806,080
Fixed income	30,060	(8)	30,052	0.0	25,807	-	-	-	-	4,245	16,978
Credit rights	188,437	-	188,437	0.2	188,437	-	-	-	-	-	755,300
Variable income	31,409	4,894	36,303	0.0	36,303	-	-	-	-	-	33,802
Securitized real estate loans	7,920,178	651,862	8,572,040	9.6	37,511	57,209	141,307	558,585	703,277	7,074,151	8,021,503
Financial Bills	5,720,264	105	5,720,369	6.4	-	-	-	-	4,806,754	913,615	-
Other	336,960	6,676	343,636	0.4	-	5,176	6,531	-	-	331,929	162,964
TOTAL	86,188,237	2,783,142	88,971,379	100.0	11,222,482	4,728,835	3,185,528	5,481,117	15,908,297	48,445,120	45,530,051
Adjustments of securities reclassified in prior years to the held-to-maturity category		9,788			12.6	5.3	3.6	6.2	17.9	54.4
Accounting adjustment - Hedge - Circular No. 3,082		(286,443)
Deferred taxes		(1,001,726)
Adjustments of securities of unconsolidated affiliates		2,128
ADJUSTMENT TO MARKET VALUE – SECURITIES – 12/31/2012		1,506,889
TOTAL 12/31/2011	44,811,452	718,599	45,530,051	100.0	4,158,361	2,520,007	1,477,419	3,768,370	8,926,463	24,679,431
Adjustments of securities reclassified in prior years to the held-to-maturity category		10,771			9.1	5.5	3.2	8.3	19.6	54.3
Accounting adjustment - Hedge - Circular No. 3,082		(277,529)
Deferred taxes		(149,026)
Minority interest in subsidiaries		(28,870)
Adjustments of securities of unconsolidated affiliates		(413,087)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 12/31/2011		(139,142)

At December 31, 2011, ITAÚ UNIBANCO HOLDING’s portfolio was composed of Government Securities in the amount of R$ 7,129 and at December 31, 2012 there are no outstanding operations.

4.20

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at December 31, 2012, not considered in results, are the amounts of R$ 9,788 (R$ 10,771 at 12/31/2011) relating to the market adjustment of the reclassified securities at December 31, 2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 1,305,667 (R$ 596,846 at 12/31/2011).

	12/31/2012								12/31/2011
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
GOVERNMENT SECURITIES - DOMESTIC	3,131,495	97.8	-	-	117,330	19,556	-	2,994,609	3,007,082
National Treasury Notes (*)	3,013,896	94.1	-	-	-	19,287	-	2,994,609	2,812,229
Brazilian External Debt Bonds	117,599	3.7	-	-	117,330	269	-	-	194,853
GOVERNMENT SECURITIES - ABROAD	19,947	0.6	-	104	-	-	-	19,843	9
Uruguay	19,833	0.6	-	-	-	-	-	19,833	-
Other	114	0.0	-	104	-	-	-	10	9
CORPORATE SECURITIES	50,805	1.6	-	-	749	50,056	-	-	97,879
Eurobonds and other	50,805	1.6	-	-	749	50,056	-	-	65,127
Debentures (*)	-	0.0	-	-	-	-	-	-	30,434
Securitized real estate loans (*)	-	0.0	-	-	-	-	-	-	2,318
Total	3,202,247	100.0	-	104	118,079	69,612	-	3,014,452	3,104,970
% per maturity term			0.0	0.00	3.7	2.2	0.0	94.1
Total 12/31/2011	3,104,970	100.0	86,620	236	0	32,752	193,970	2,791,392
% per maturity term			2.8	0.0	0.0	1.1	6.2	89.9

(*)	Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,153,433 (R$ 1,999,105 at 12/31/2011).

f)	Realized and unrealized gain of securities portfolio

	01/01 to 12/31/2012	01/01 to 12/31/2011
Gain (loss) - Trading securities	1,012,381	(1,884,911)
Gain (loss) – Available-for-sale securities	2,570,928	301,358
Total realized gain	3,583,309	(1,583,553)
Adjustment to market value of trading securities	348,233	(225,647)
Total	3,931,542	(1,809,200)

g)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2008, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” to the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected event, which has occurred after the classification date.

No reclassifications or changes to the existing guidelines have been made in the period.

4.21

h) Derivative Financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

Most derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at December 31, 2012, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically precified like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are precified based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 4,423,655 (R$ 8,535,106 at December 31, 2011) and was basically composed of government securities.

4.22

I - Derivatives by index

	Memorandum account Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	12/31/2012	12/31/2011	12/31/2012	12/31/2012	12/31/2012	12/31/2011
Futures contracts	537,449,744	268,806,691	46,557	(68,664)	(22,107)	26,102
Purchase commitments	349,872,691	251,093,457	47,318	(149)	47,169	94,103
Foreign currency	15,013,088	59,086,805	29,063	(43)	29,020	10,944
Interbank market	289,816,366	144,153,604	11,491	28	11,519	907
Indexes	38,011,906	41,365,378	6,073	(195)	5,878	82,139
Securities	6,730,549	6,337,726	-	61	61	2
Commodities	294,448	121,604	691	-	691	111
Other	6,334	28,340	-	-	-	-
Commitments to sell	187,577,053	17,713,234	(761)	(68,515)	(69,276)	(68,001)
Foreign currency	58,847,763	15,796,309	2,476	(67,538)	(65,062)	(62,767)
Interbank market	107,854,126	52,335	(4,859)	(318)	(5,177)	(362)
Indexes	13,429,358	1,106,099	1,631	(659)	972	213
Fixed rates	7,196,072	230,226	-	-	-	(3,008)
Commodities	249,734	513,005	(9)	-	(9)	(2,077)
Other	-	15,260	-	-	-	-
Swap contracts			(906,529)	(476,799)	(1,383,328)	(46,443)
Asset position	130,948,904	94,805,857	2,131,635	1,555,372	3,687,007	2,750,031
Foreign currency	12,850,558	9,882,748	518,454	139,909	658,363	612,998
Interbank market	44,778,463	39,935,611	366,248	(6,681)	359,567	594,716
Fixed rates	35,526,789	16,808,431	443,903	379,203	823,106	468,343
Floating rate	4,742,027	3,808,922	12,737	4,348	17,085	2,547
Indexes	32,491,890	23,994,782	741,285	1,010,528	1,751,813	1,050,861
Securities	559,052	27,711	48,883	24,780	73,663	(3,210)
Commodities	-	3,000	-	-	-	-
Other	125	344,652	125	3,285	3,410	23,776
Liability position	131,855,433	94,733,497	(3,038,164)	(2,032,171)	(5,070,335)	(2,796,474)
Foreign currency	14,899,047	11,171,268	(860,105)	(227,374)	(1,087,479)	(585,997)
Interbank market	28,080,701	24,957,617	(88,896)	23,754	(65,142)	(89,378)
Fixed rates	45,070,136	21,732,526	(735,485)	(444,195)	(1,179,680)	(624,817)
Floating rate	6,651,770	6,144,340	(53,802)	(3,600)	(57,402)	(131,253)
Indexes	36,526,673	29,224,854	(1,184,419)	(1,410,466)	(2,594,885)	(1,292,374)
Securities	568,633	111,595	(115,279)	29,774	(85,505)	(51,293)
Commodities	27,987	108,461	(178)	(64)	(242)	(5,043)
Other	30,486	1,282,836	-	-	-	(16,319)
Option contracts	2,027,098,677	1,108,515,671	595,387	(153,057)	442,330	538,889
Purchase commitments - long position	525,475,883	237,863,509	422,091	(200,926)	221,165	749,055
Foreign currency	15,633,696	17,481,380	227,089	(108,620)	118,469	597,383
Interbank market	80,332,450	36,910,843	56,638	(55,024)	1,614	28,630
Floating rate	174,168	278,388	1,312	(1,296)	16	244
Indexes	428,462,725	181,516,985	119,362	(46,054)	73,308	66,660
Securities	632,413	1,161,948	6,656	13,353	20,009	42,030
Commodities	199,700	501,299	10,700	(3,533)	7,167	13,863
Other	40,731	12,666	334	248	582	245
Commitments to sell - long position	578,536,229	354,696,072	1,825,768	674,597	2,500,365	2,396,132
Foreign currency	12,098,360	7,635,296	129,726	(15,662)	114,064	108,405
Interbank market	20,343,136	27,211,517	124,271	99,689	223,960	244,040
Fixed rates	-	1,881	-	-	-	1,478
Floating rate	922,865	218,024	1,411	(323)	1,088	346
Indexes	541,676,035	315,902,581	613,737	477,782	1,091,519	911,744
Securities	3,054,261	2,821,099	934,233	89,834	1,024,067	1,102,539
Commodities	109,168	767,655	10,582	(2,634)	7,948	13,851
Other	332,404	138,019	11,808	25,911	37,719	13,729
Purchase commitments - short position	296,684,801	174,396,804	(472,243)	262,791	(209,452)	(732,301)
Foreign currency	11,990,247	10,324,753	(211,894)	90,946	(120,948)	(550,981)
Interbank market	45,296,444	23,953,704	(46,534)	46,119	(415)	(36,812)
Indexes	238,695,006	139,247,706	(194,973)	138,653	(56,320)	(114,163)
Securities	592,342	794,762	(7,185)	(17,030)	(24,215)	(28,386)
Commodities	84,460	64,920	(11,657)	4,685	(6,972)	(1,753)
Other	26,302	10,959	-	(582)	(582)	(206)
Commitments to sell - short position	626,401,764	341,559,286	(1,180,229)	(889,519)	(2,069,748)	(1,873,997)
Foreign currency	9,379,103	10,757,287	(178,318)	5,949	(172,369)	(195,563)
Interbank market	117,429,473	35,433,232	(142,624)	(322,157)	(464,781)	(416,353)
Fixed rates	-	1,881	-	-	-	(1,478)
Floating rate	-	-	-	-	-	181
Indexes	497,633,444	293,394,454	(667,883)	(513,244)	(1,181,127)	(843,414)
Securities	1,454,824	1,635,568	(167,599)	(37,736)	(205,335)	(395,421)
Commodities	172,612	197,195	(11,663)	3,173	(8,490)	(8,158)
Other	332,308	139,669	(12,142)	(25,504)	(37,646)	(13,791)
Forward contracts	23,641,124	17,248,256	1,190,492	10,555	1,201,047	1,026,578
Purchases receivable	4,102,639	8,702,057	1,169,447	(3,234)	1,166,213	824,280
Foreign currency	3,115,723	7,883,317	184,729	(3,267)	181,462	561,817
Interbank market	-	519,792	-	-	-	-
Fixed rates	726,708	-	726,623	(1)	726,622	-
Floating rate	258,172	262,117	258,062	-	258,062	261,918
Commodities	2,036	36,831	33	34	67	545
Purchases payable	5,894,165	1,351,234	(1,076,440)	12,861	(1,063,579)	(332,654)
Foreign currency	5,759,261	1,218,300	(81,771)	12,687	(69,084)	(50,826)
Fixed rates	-	-	(726,639)	7	(726,632)	-
Floating rate	-	-	(258,062)	-	(258,062)	(261,918)
Commodities	134,904	130,857	(9,968)	167	(9,801)	(19,712)
Other	-	2,077	-	-	-	(198)
Sales receivable	12,054,200	2,230,047	2,330,897	(3,481)	2,327,416	1,019,616
Foreign currency	6,787,891	1,181,390	106,617	(2,591)	104,026	33,419
Interbank market	2,908,425	47,699	6,564	27	6,591	525
Fixed rates	867,901	147,953	854,280	(810)	853,470	147,148
Floating rate	395,274	110,134	395,828	(747)	395,081	110,002
Indexes	4,782	189	4,731	20	4,751	188
Securities	961,037	731,176	951,453	(1,568)	949,885	724,347
Commodities	128,781	11,506	11,315	2,189	13,504	3,987
Other	109	-	109	(1)	108	-
Sales deliverable	1,590,120	4,964,918	(1,233,412)	4,409	(1,229,003)	(484,664)
Foreign currency	1,558,344	4,905,297	(58,211)	3,536	(54,675)	(309,557)
Interbank market	-	-	-	-	-	(8)
Fixed rates	-	-	(778,736)	296	(778,440)	(53,919)
Floating rate	-	-	(395,828)	747	(395,081)	(110,002)
Securities	-	-	(7)	-	(7)	-
Commodities	31,776	-	(630)	(170)	(800)	(11,178)
Other	-	59,621	-	-	-	-

4.23

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	12/31/2012	12/31/2011	12/31/2012	12/31/2012	12/31/2012	12/31/2011
Credit derivatives	6,198,026	6,598,110	630,405	8,178	638,583	504,598
Asset position	3,150,898	3,405,765	734,113	(5,875)	728,238	611,200
Foreign currency	-	117,308	-	-	-	1,537
Fixed rate	2,307,316	1,856,954	733,660	(11,794)	721,866	580,753
Floating rate	-	-	-	-	-	16,233
Indexes	-	-	-	-	-	9,698
Securities	650,331	1,430,374	274	4,637	4,911	2,968
Other	193,251	1,129	179	1,282	1,461	11
Liability position	3,047,128	3,192,345	(103,708)	14,053	(89,655)	(106,602)
Foreign currency	-	565	-	-	-	(4)
Fixed rate	2,809,813	2,899,987	(103,761)	19,830	(83,931)	(96,956)
Securities	231,563	291,793	55	(5,632)	(5,577)	(9,642)
Other	5,752	-	(2)	(145)	(147)	-
Forwards operations	39,874,822	31,284,974	(47,515)	79,782	32,267	124,965
Asset position	18,968,230	16,256,768	314,477	64,195	378,672	451,715
Foreign currency	18,521,510	15,862,100	305,087	63,984	369,071	445,108
Interbank market	-	18,570	-	-	-	283
Floating rate	409,722	376,098	7,628	-	7,628	6,324
Indexes	25,328	-	1,513	211	1,724	-
Securities	11,670	-	249	-	249	-
Liability position	20,906,592	15,028,206	(361,992)	15,587	(346,405)	(326,750)
Foreign currency	20,889,895	14,945,815	(361,723)	15,587	(346,136)	(322,153)
Interbank market	14,271	12,986	(254)	-	(254)	(486)
Fixed rate	-	69,405	-	-	-	(1,199)
Floating rate	-	-	-	-	-	(858)
Indexes	2,426	-	(15)	-	(15)	(2,054)
Swap with target flow	1,087,222	50,873	(1,050)	(41,303)	(42,353)	(2,480)
Asset position - Interbank market	543,086	50,873	78	(78)	-	-
Liability position - Interbank market	544,136	-	(1,128)	(41,225)	(42,353)	(2,480)
Foreign currency	479,035	-	(976)	(39,915)	(40,891)	-
Interbank market	65,101	-	(152)	(1,310)	(1,462)	(2,480)
Target flow of swap - Asset position - Foreign currency	546,972	53,488	-	35,010	35,010	4,441
Other derivative financial instruments	6,677,468	5,491,296	352,509	130,984	483,493	562,280
Asset position	5,493,306	4,893,584	1,427,707	41,466	1,469,173	713,674
Foreign currency	484,807	607,810	103,935	5,078	109,013	85,906
Fixed rate	1,633,063	936,306	775,665	39,901	815,566	300,168
Floating rate	285,384	-	261,810	-	261,810	-
Securities	2,993,891	3,344,635	286,411	(4,023)	282,388	327,143
Other	96,161	4,833	(114)	510	396	457
Liability position	1,184,162	597,712	(1,075,198)	89,518	(985,680)	(151,394)
Foreign currency	179,220	235,107	(92,247)	94,360	2,113	(87,226)
Fixed rate	-	-	(636,861)	2,359	(634,502)	-
Floating rate	-	-	(285,991)	(1,295)	(287,286)	-
Securities	818,881	300,184	(59,931)	(4,634)	(64,565)	(62,719)
Other	186,061	62,421	(168)	(1,272)	(1,440)	(1,449)
		ASSET	10,356,213	2,157,046	12,513,259	9,546,246
		LIABILITIES	(8,495,957)	(2,632,360)	(11,128,317)	(6,807,316)
		TOTAL	1,860,256	(475,314)	1,384,942	2,738,930

Derivative contracts mature as follows (in days):
Memorandum account/notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2012	12/31/2011
Futures	107,856,313	116,709,478	147,543,257	165,340,696	537,449,744	268,806,691
Swaps	14,158,747	29,218,119	21,018,891	64,421,512	128,817,269	92,650,955
Options	1,000,056,127	97,772,741	420,582,016	508,687,793	2,027,098,677	1,108,515,671
Forwards (onshore)	7,056,613	9,140,563	3,511,681	3,932,267	23,641,124	17,248,256
Credit derivatives	223,763	1,806,442	154,461	4,013,360	6,198,026	6,598,110
Forwards (offshore)	11,036,516	22,537,613	4,185,765	2,114,928	39,874,822	31,284,974
Swaps with target flow	-	-	-	543,008	543,008	50,873
Target flow of swap	-	-	-	546,972	546,972	53,488
Other derivative financial instruments	132,308	1,498,370	710,156	4,336,634	6,677,468	5,491,296

4.24

II -	Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	12/31/2012										12/31/2011
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
ASSET
Futures	-	-	-	-	-	-	-	-	-	-	26,102
BM&F Bovespa	-	-	-	-	-	-	-	-	-	-	26,096
Individuals	-	-	-	-	-	-	-	-	-	-	6
Swaps - Adjustment receivable	2,131,635	1,555,372	3,687,007	29.5	274,890	215,608	171,111	519,218	568,321	1,937,859	2,750,031
BM&F Bovespa	228,661	243,289	471,950	3.8	5,285	10,045	13,159	17,095	144,975	281,391	332,392
Financial institutions	216,922	203,556	420,478	3.4	86,380	136,612	18,933	27,475	31,989	119,089	258,958
Companies	1,649,779	1,095,772	2,745,551	21.9	179,560	68,491	136,341	462,240	389,351	1,509,568	2,154,082
Individuals	36,273	12,755	49,028	0.4	3,665	460	2,678	12,408	2,006	27,811	4,599
Option premiums	2,247,859	473,671	2,721,530	21.8	931,514	173,611	83,472	294,884	358,235	879,814	3,145,187
BM&F Bovespa	971,647	423,741	1,395,388	11.2	852,017	31,405	13,682	219,882	278,402	-	1,688,538
Financial institutions	94,735	23,155	117,890	0.9	25,605	32,068	20,345	16,569	15,838	7,465	285,600
Companies	1,181,477	26,775	1,208,252	9.7	53,892	110,138	49,445	58,433	63,995	872,349	1,171,049
Forwards (onshore)	3,500,344	(6,715)	3,493,629	27.8	533,147	635,010	672,310	426,122	717,774	509,266	1,843,896
BM&F Bovespa	963,273	(1,524)	961,749	7.7	285,041	502,238	149,316	24,737	85	332	726,180
Financial institutions	174,717	(1,795)	172,922	1.4	171,414	1,337	90	81	-	-	81,122
Companies	2,361,718	(3,680)	2,358,038	18.7	76,692	131,426	522,904	401,304	717,405	508,307	1,036,594
Individuals	636	284	920	0.0	-	9	-	-	284	627	-
Credit derivatives	734,113	(5,875)	728,238	5.8	118,702	564,924	626	1,273	1,772	40,941	611,200
Financial institutions	734,113	(5,875)	728,238	5.8	118,702	564,924	626	1,273	1,772	40,941	611,068
Companies	-	-	-	-	-	-	-	-	-	-	132
Forwards (offshore)	314,477	64,195	378,672	3.0	66,012	86,511	55,757	58,104	49,726	62,562	451,715
BM&F Bovespa	-	212	212	0.0	-	196	16	-	-	-	-
Financial institutions	126,184	(273)	125,911	1.0	37,847	45,119	25,915	14,153	2,361	516	278,731
Companies	188,340	63,923	252,263	2.0	28,152	40,968	29,781	43,951	47,365	62,046	172,693
Individuals	(47)	333	286	0.0	13	228	45	-	-	-	291
Swaps with target flow - Companies	78	(78)	-	0.0	-	-	-	-	-	-	-
Target flow of swap - Companies	-	35,010	35,010	0.3	-	-	-	-	1,384	33,626	4,441
Other derivative financial instruments	1,427,707	41,466	1,469,173	11.8	1,663	898,567	20,537	89,927	90,209	368,270	713,674
Financial institutions	794,179	(9,297)	784,882	6.3	268	574,686	127	70,985	6,277	132,539	261,162
Companies	633,528	50,763	684,291	5.5	1,395	323,881	20,410	18,942	83,932	235,731	452,512
Total	10,356,213	2,157,046	12,513,259	100.0	1,925,928	2,574,231	1,003,813	1,389,528	1,787,421	3,832,338	9,546,246
% per maturity term					15.4	20.6	8.0	11.1	14.3	30.6
Total at 12/31/2011	8,901,667	644,579	9,546,246	100.0	2,265,686	1,571,716	645,290	1,478,856	982,578	2,602,120
% per maturity term					23.7	16.5	6.8	15.5	10.2	27.3

4.25

	12/31/2012										12/31/2011
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
LIABILITIES
Futures - BM&F Bovespa	46,557	(68,664)	(22,107)	0.2	-	-	-	(14,418)	(4,208)	(3,481)	-
Swaps - difference payable	(3,038,164)	(2,032,171)	(5,070,335)	45.6	(351,707)	(186,068)	(536,711)	(404,742)	(902,445)	(2,688,662)	(2,796,474)
BM&F Bovespa	(416,679)	(402,964)	(819,643)	7.4	(2,908)	(10,346)	(169,480)	(13,027)	(169,879)	(454,003)	(517,134)
Financial institutions	(690,188)	(420,810)	(1,110,998)	10.0	(238,235)	(77,508)	(65,538)	(184,345)	(100,193)	(445,179)	(681,809)
Companies	(1,696,049)	(1,187,331)	(2,883,380)	25.9	(102,416)	(87,295)	(294,398)	(195,280)	(623,830)	(1,580,161)	(1,556,411)
Individuals	(235,248)	(21,066)	(256,314)	2.3	(8,148)	(10,919)	(7,295)	(12,090)	(8,543)	(209,319)	(41,120)
Option premiums	(1,652,472)	(626,728)	(2,279,200)	20.4	(1,141,798)	(152,171)	(144,791)	(274,986)	(508,805)	(56,649)	(2,606,298)
BM&F Bovespa	(1,088,917)	(628,236)	(1,717,153)	15.4	(1,101,248)	(33,952)	(30,819)	(130,703)	(420,431)	-	(1,768,033)
Financial institutions	(316,946)	(19,377)	(336,323)	3.0	(23,975)	(91,374)	(54,049)	(52,106)	(64,477)	(50,342)	(687,541)
Companies	(246,589)	20,893	(225,696)	2.0	(16,575)	(26,845)	(59,895)	(92,177)	(23,897)	(6,307)	(150,700)
Individuals	(20)	(8)	(28)	0.0	-	-	(28)	-	-	-	(24)
Forwards (onshore)	(2,309,852)	17,270	(2,292,582)	20.7	(151,331)	(50,054)	(491,994)	(380,548)	(710,563)	(508,092)	(817,318)
BM&F Bovespa	-	-	-	0.0	-	-	-	-	-	-	(8)
Financial institutions	(146,168)	8,144	(138,024)	1.2	(130,569)	(197)	(1,250)	(748)	(5,175)	(85)	(66,930)
Companies	(2,163,684)	9,126	(2,154,558)	19.5	(20,762)	(49,857)	(490,744)	(379,800)	(705,388)	(508,007)	(750,380)
Credit derivatives	(103,708)	14,053	(89,655)	0.8	(4,474)	(1,174)	(1)	(77)	(6,772)	(77,157)	(106,602)
Financial institutions	(103,708)	14,053	(89,655)	0.8	(4,474)	(1,174)	(1)	(77)	(6,772)	(77,157)	(102,333)
Companies	-	-	-	0.0	-	-	-	-	-	-	(4,269)
Forwards (offshore)	(361,992)	15,587	(346,405)	3.1	(72,772)	(152,975)	(39,939)	(58,282)	(17,229)	(5,208)	(326,750)
Financial institutions	(186,301)	1,169	(185,132)	1.7	(48,393)	(77,032)	(26,020)	(32,818)	(610)	(259)	(247,122)
Companies	(175,455)	14,407	(161,048)	1.4	(24,379)	(75,943)	(13,739)	(25,464)	(16,574)	(4,949)	(79,326)
Individuals	(236)	11	(225)	0.0	-	-	(180)	-	(45)	-	(302)
Swaps with target flow - Companies	(1,128)	(41,225)	(42,353)	0.4	-	-	-	-	(1,462)	(40,891)	(2,480)
Other derivative financial instruments	(1,075,198)	89,518	(985,680)	8.8	(2)	(826,038)	(2,043)	(99,196)	(32,586)	(25,815)	(151,394)
Financial institutions	(701,891)	95,750	(606,141)	5.4	-	(512,539)	-	(84,045)	-	(9,557)	(84,175)
Companies	(373,307)	(6,232)	(379,539)	3.4	(2)	(313,499)	(2,043)	(15,151)	(32,586)	(16,258)	(67,219)
Total	(8,495,957)	(2,632,360)	(11,128,317)	100.0	(1,722,084)	(1,368,480)	(1,215,479)	(1,232,249)	(2,184,070)	(3,405,955)	(6,807,316)
% per maturity term					15.5	12.3	10.9	11.1	19.6	30.6
Total at 12/31/2011	(5,504,488)	(1,302,828)	(6,807,316)	100.0	(1,526,453)	(631,313)	(619,382)	(1,361,951)	(916,353)	(1,751,864)
% per maturity term					22.4	9.3	9.1	20.0	13.5	25.7

4.26

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2012
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Swap with target flow	Target flow of swap	Other derivative financial instruments
BM&F/Bovespa	446,995,946	8,394,195	1,979,712,783	3,874,770	-	-	-	-	-
Overt-the-counter market	90,453,798	120,423,074	47,385,894	19,766,354	6,198,026	39,874,822	543,008	546,972	6,677,468
Financial institutions	44,665,845	51,693,107	20,064,858	2,191,526	6,198,026	24,291,585	-	-	3,161,288
Companies	45,787,953	57,580,713	27,319,987	17,560,244	-	15,538,280	543,008	546,972	3,516,180
Individuals	-	11,149,254	1,049	14,584	-	44,957	-	-	-
Total	537,449,744	128,817,269	2,027,098,677	23,641,124	6,198,026	39,874,822	543,008	546,972	6,677,468
Total 12/31/2011	268,806,691	92,650,955	1,108,515,671	17,248,256	6,598,110	31,284,974	50,873	53,488	5,491,296

4.27

IV -	Credit derivatives

See below the composition of Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and effect on calculation of Required Referential Equity.

	Notional amount
	12/31/2012	12/31/2011
Transferred	1,066,401	2,188,966
Credit swaps whose underlying assets are:
Securities	1,066,401	1,001,267
Total return rate swaps whose underlying assets are:
Securities	-	1,187,699
Received	(5,131,625)	(4,409,144)
Credit swaps whose underlying assets are:
Securities	(3,846,405)	(3,426,917)
Total return rate swaps whose underlying assets are:
Securities	(1,285,220)	(982,227)
Total (*)	(4,065,224)	(2,220,178)
Effect on the Referential Equity (Note 3)	(85,641)	(91,751)

(*)	In the period we aligned the procedures for disclosing credit derivative information in order to state the position in the same disclosure standard as that of the Risk Management (Circular No. 3,477).

During the period, there was no occurrence of credit event related to those set forth in agreements.

4.28

V -	Accounting hedge

The effectiveness computed for hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002.

a)	Cash flow - the purpose of the hedge relationship of ITAÚ UNIBANCO HOLDING is to protect the cash flows of payment of debt interest (CDB / Redeemable preferred shares) related to its variable interest rate risk (CDI / LIBOR), making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR.

	12/31/2012			12/31/2011
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
Strategies	Nominal Value	Adjustment to Market Value *	Book Value	Nominal Value	Adjustment to Market Value*	Book Value
Hedge of Deposits and Securities Purchased under Agreements to Resell	92,197,131	(166,008)	93,663,453	30,815,573	(151,727)	30,816,291
Hedge of Preferred Shares	803,243	(6,443)	803,243	737,324	(16,681)	737,324
Hedge of Subordinated CDB	151,080	-	128,896	132,619	(47)	118,470
Total	93,151,454	(172,451)	94,595,592	31,685,516	(168,455)	31,672,085

(*)	Market Value net of tax effects recorded in stockholders’ equity

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (569,434) (R$ (179,954) at December 31, 2011).

To protect the future cash flows of debt against exposure to variable interest rate (CDI), at December 31, 2012, ITAÚ UNIBANCO HOLDING negotiated DI Futures agreements at BM&FBOVESPA with maturity between 2013 and 2017.

To protect the future cash flows of debt against exposure to variable interest rate (LIBOR), ITAÚ UNIBANCO HOLDING negotiated swap contracts with maturity in 2015.

Market Risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in market risk, receipt of interest, which are attributable to changes in interest rates related to recognized assets.

	12/31/2012		12/31/2011
	Instrument de Hedge		Instrumentos de Hedge
Strategies	Nominal Value	Adjustment to Market Value *	Nominal Value	Adjustment to Market Value *
Hedge of Mortgages	469,620	3,797	469,620	(3,757)
Total	469,620	3,797	469,620	(3,757)

(*)	Market Value net of tax effects recorded in stockholders’ equity

ITAÚ UNIBANCO HOLDING uses the market risk hedge to hedge against market risk variation in the receipt of interest resulting from variations in the fair value of ICPR rate (Real Promédio Camera Index). Hedge relationships were designated in 2012.

To hedge the variation in market risk in the receipt of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts Hedge assets are prefixed items, expressed in UF (Chilean Unit of Account - CLF), issued in Chile, with maturities between 2020 and 2027.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

4.29

c)	We present below the maturity terms of Cash Flow Hedge and Market Risk Hedg strategies:

12/31/2012						12/31/2011
Maturity Term	Hedge of Deposits and Securities Purchased under Agreements to Resell	Hedge of Preferred Shares	Hedge of Subordinated CDB	Market of Mortgage	Total	Total
2012	-	-	-	-	-	15,675,982
2013	82,763,408	-	-	-	82,763,408	9,001,434
2014	7,989,984	-	151,080	-	8,141,064	5,508,989
2015	516,568	803,243	-	-	1,319,811	737,324
2017	927,171	-	-	-	927,171	761,787
2020	-	-	-	46,160	46,160	-
2022	-	-	-	209,677	209,677	-
2025	-	-	-	47,135	47,135	-
2027	-	-	-	166,648	166,648	-
TOTAL	92,197,131	803,243	151,080	469,620	93,621,074	31,685,516

d)	Related operations - the swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ 30,701 (R$ 40,545 at December 31, 2011) are recorded at amounts restated in accordance with variations occurred in respective ratios (“curve”) and are not valued at their market value, as permitted by BACEN Circular No. 3,150.

4.30

VI -	Realized and unrealized gain of the derivative financial instruments portfolio

	01/01 to 12/31/2012	01/01 to 12/31/2011
Swap	(910,515)	(475,822)
Forwards (onshore)	71,162	(139,496)
Futures	(1,196,079)	(872,682)
Options	310,311	311,738
Credit derivatives	190,808	184,836
Other	(63,009)	791,322
Foreign exchange variation on investments abroad	1,696,755	2,776,810
Total	99,433	2,576,706

4.31

i)	Changes in adjustment to market value for the period

	01/01 to 12/31/2012	01/01 to 12/31/2011
Opening balance	(160,343)	1,407,096
Adjustments with impact on:
Results	510,793	(1,605,804)
Trading securities	348,233	(225,647)
Derivative financial instruments	162,560	(1,380,157)
Stockholders’ equity	2,055,629	38,365
Available-for-sale	2,064,543	264,850
Accounting Hedge – Derivative Financial Instruments	(8,914)	(226,485)
Futures	(29,289)	(216,530)
Swap	20,375	(9,955)

Closing balance	2,406,079	(160,343)
Adjustment to market value	2,406,079	(160,343)
Trading securities	374,931	26,698
Available-for-sale securities	2,783,142	718,599
Derivative financial instruments	(751,994)	(905,640)
Trading securities	(465,551)	(628,111)
Accounting hedge	(286,443)	(277,529)
Futures	(276,680)	(247,391)
Swap	(9,763)	(30,138)

For better understanding, the following table shows the unrealized gains of available-for-sale securities and held-to-maturity securities:

	12/31/2012	12/31/2011
Adjustment of available-for-sale securities – stockholders’ equity	2,783,142	718,599
Adjustment to held-to-maturity securities (*)	1,315,455	607,617
Total unrealized gain	4,098,597	1,326,216

(*)	Includes the amount of R$ 9,788 (R$ 10,771 at 12/31/2011) regarding the adjustment to market value of securities reclassified up to December 31, 2003, not recognized in net income.

4.32
j)	Sensitivity analysis (TRADING AND BANKING PORTFOLIOS)

In compliance with CVM Instruction No. 475 of December 17, 2008, ITAÚ UNIBANCO HOLDING carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. Each market risk factor was subject to a sensitivity level, with shock applications of 25% and 50%, both for growth and fall. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING exposure under exceptional scenarios.

Measurement of market risk segregates operations in trading portfolio and banking portfolio, pursuant to the criteria set forth in the New Capital Accord – Basel II and in the regulations: BACEN Circular No. 3,354 of June 27, 2007 and Resolution No. 3,464.

The trading portfolio consists of all transactions, including derivatives, which are held with the intention of trading in the short term or of hedging other financial instruments of this portfolio, and that are not subject to limitations on their marketability. These are transactions designated for obtaining benefits from price movements, actual or expected in the short term or arbitration opportunities.

The banking portfolio comprises transactions that do not fit into the trading portfolio. Treasury operations in the Banking portfolio are carried out jointly with the active management of financial risks inherent in the global balance of ITAÚ UNIBANCO HOLDING and held not for trading in the short term. Its composition may include derivatives.

The sensitivity analyses shown in this report are an evaluation of an instant position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING.

Trading portfolio	Exposures	12/31/2012 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rates in reais	(1,125)	(27,972)	(55,628)
Foreign exchange	Rates of foreign currency coupon	(119)	(2,947)	(5,850)
Foreign currency	Exchange variation	(407)	(10,184)	(20,369)
Price indices	Rates of price index coupon	(515)	(12,674)	(24,966)
Reference rate	Rate of TR coupon	355	(8,943)	(18,041)
Shares	Share price	4,497	(112,417)	(224,834)
	Total without correlation	2,686	(175,137)	(349,688)
	Total with correlation	1,879	(122,545)	(244,679)

(*)	Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2012 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Fixed rate	Fixed rates in reais	(3,823)	(95,225)	(189,727)
Foreign exchange	Rates of foreign currency coupon	(1,494)	(36,754)	(72,318)
Foreign currency	Exchange variation	4,212	(105,306)	(210,611)
Price indices	Rates of price index coupon	(2,695)	(65,562)	(127,546)
Reference rate	Rate of TR coupon	(5,173)	(126,114)	(245,750)
Shares	Share price	6,644	(166,106)	(332,212)
	Total without correlation	(2,328)	(595,067)	(1,178,164)
	Total with correlation	(1,629)	(416,373)	(824,370)

(*)	Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and commodities and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&FBOVESPA, Andima, etc);

Scenario II: Shocks at 25 base points in fixed-rate curves, currency coupon, inflation and interest rate indices, and 25 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

Scenario III: Shocks at 50 base points in fixed-rate curves, currency coupon, inflation and interest rate indices, and 50 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING are shown in the item Derivative Financial Instruments in this note.

4.33

NOTE 8 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	12/31/2012										12/31/2011
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	120,534,081	93,665,300	32,741,100	22,063,679	9,943,781	3,434,024	2,681,761	2,656,770	11,101,311	298,821,807	274,536,614
Loans and discounted trade receivables	48,501,986	46,547,813	22,593,679	16,207,706	8,312,715	2,559,624	2,126,979	2,180,736	9,458,093	158,489,331	147,707,760
Financing	44,440,813	39,639,934	8,275,745	5,175,790	1,488,283	781,201	527,261	454,400	1,589,544	102,372,971	97,550,648
Farming and agribusiness financing	4,753,324	913,216	601,408	228,559	42,771	53,453	1,149	122	21,511	6,615,513	5,938,830
Real estate financing	22,837,958	6,564,337	1,270,268	451,624	100,012	39,746	26,372	21,512	32,163	31,343,992	23,339,376

Lease operations	4,151,338	7,053,706	2,570,855	1,111,049	683,352	305,868	227,006	195,665	718,418	17,017,257	26,721,591

Credit card operations	-	35,108,479	1,828,848	1,105,972	659,136	411,308	374,701	337,493	2,676,316	42,502,253	40,180,251

Advance on exchange contracts (1)	3,115,222	769,459	307,025	590,724	82,962	25,593	6,857	5,076	494	4,903,412	3,935,386

Other sundry receivables (2)	37,250	2,867,078	4,145	22,291	3,803	4,185	1,208	9,273	90,977	3,040,210	108,940

Total operations with credit granting characteristics	127,837,891	139,464,022	37,451,973	24,893,715	11,373,034	4,180,978	3,291,533	3,204,277	14,587,516	366,284,939	345,482,782
Endorsements and sureties (3)										60,310,468	51,529,592

Total with endorsements and sureties	127,837,891	139,464,022	37,451,973	24,893,715	11,373,034	4,180,978	3,291,533	3,204,277	14,587,516	426,595,407	397,012,374
TOTAL – 12/31/2011	111,275,494	146,416,520	31,426,558	18,672,274	15,064,529	3,830,329	3,217,843	2,456,374	13,122,861	345,482,782

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);

(2) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;

(3) Recorded in Memorandum Accounts.

4.34

II – By maturity and risk level

	12/31/2012										12/31/2011
	AA	A	B	C	D	E	F	G	H	Total	Total
	OVERDUE OPERATIONS (1) (2)
Falling due installments	-	-	2,907,873	3,164,554	2,648,580	1,696,272	1,367,868	1,241,618	5,490,725	18,517,490	17,688,870
01 to 30	-	-	190,404	199,669	138,646	75,626	58,206	52,012	444,515	1,159,078	1,172,886
31 to 60	-	-	113,122	120,087	95,222	64,818	51,667	48,636	240,524	734,076	706,200
61 to 90	-	-	99,205	113,874	89,931	59,786	49,350	45,468	217,924	675,538	679,901
91 to 180	-	-	288,934	326,705	266,215	176,096	143,777	135,109	642,915	1,979,751	1,939,367
181 to 365	-	-	545,334	601,552	494,920	321,634	267,863	251,763	1,159,068	3,642,134	3,430,498
Over 365	-	-	1,670,874	1,802,667	1,563,646	998,312	797,005	708,630	2,785,779	10,326,913	9,760,018
Overdue installments	-	-	606,816	708,113	871,150	819,697	970,633	909,984	6,259,353	11,145,746	12,119,976
01 to 14	-	-	19,665	84,390	61,637	36,731	28,463	24,984	130,845	386,715	352,826
15 to 30	-	-	553,974	108,978	126,015	56,899	35,185	28,964	139,851	1,049,866	1,058,373
31 to 60	-	-	33,177	475,492	230,601	141,548	217,280	73,018	361,127	1,532,243	1,471,039
61 to 90	-	-	-	27,984	404,313	143,145	125,361	103,073	340,733	1,144,609	1,401,263
91 to 180	-	-	-	11,269	48,584	417,370	525,503	632,178	1,334,592	2,969,496	3,243,772
181 to 365	-	-	-	-	-	24,004	38,841	47,767	3,856,270	3,966,882	4,386,596
Over 365	-	-	-	-	-	-	-	-	95,935	95,935	206,107
SUBTOTAL	-	-	3,514,689	3,872,667	3,519,730	2,515,969	2,338,501	2,151,602	11,750,078	29,663,236	29,808,846
SPECIFIC ALLOWANCE	-	-	(35,147)	(116,180)	(351,973)	(754,791)	(1,169,251)	(1,506,121)	(11,750,078)	(15,683,541)	(14,802,053)
SUBTOTAL – 12/31/2011	-	-	3,964,077	3,968,599	4,033,146	2,619,718	2,359,425	1,964,898	10,898,983	29,808,846
	NON-OVERDUE OPERATIONS
Falling due installments	127,458,428	138,671,963	33,595,592	20,851,847	7,719,971	1,554,415	936,486	1,042,410	2,702,197	334,533,309	312,892,492
01 to 30	12,130,049	25,752,771	6,414,268	3,813,685	1,840,222	235,208	107,798	67,128	586,040	50,947,169	48,234,324
31 to 60	10,497,868	12,406,373	3,560,068	2,769,165	525,053	69,232	40,018	112,142	238,791	30,218,710	26,921,162
61 to 90	5,396,349	8,049,754	2,052,632	1,449,998	346,591	42,985	31,516	19,653	140,722	17,530,200	17,705,055
91 to 180	14,755,613	17,223,931	4,711,299	2,668,780	787,122	108,751	118,437	58,938	285,926	40,718,797	34,925,253
181 to 365	16,776,651	20,796,119	4,991,451	3,261,775	1,254,947	320,632	133,861	104,271	344,516	47,984,223	45,153,247
Over 365	67,901,898	54,443,015	11,865,874	6,888,444	2,966,036	777,607	504,856	680,278	1,106,202	147,134,210	139,953,451
Overdue up to 14 days	379,463	792,059	341,692	169,201	133,333	110,594	16,546	10,265	135,241	2,088,394	2,781,444
SUBTOTAL	127,837,891	139,464,022	33,937,284	21,021,048	7,853,304	1,665,009	953,032	1,052,675	2,837,438	336,621,703	315,673,936
GENERIC ALLOWANCE	-	(697,320)	(339,372)	(630,631)	(785,329)	(499,503)	(476,516)	(736,873)	(2,837,438)	(7,002,982)	(5,911,259)
SUBTOTAL – 12/31/2011	111,275,494	146,416,520	27,462,481	14,703,675	11,031,383	1,210,611	858,418	491,476	2,223,878	315,673,936
GRAND TOTAL	127,837,891	139,464,022	37,451,973	24,893,715	11,373,034	4,180,978	3,291,533	3,204,277	14,587,516	366,284,939	345,482,782
EXISTING ALLOWANCE	-	(697,320)	(374,519)	(1,077,039)	(3,410,771)	(2,090,072)	(2,303,744)	(3,203,957)	(14,587,516)	(27,744,938)	(25,771,727)
Minimum allowance required	-	(697,320)	(374,519)	(746,811)	(1,137,302)	(1,254,294)	(1,645,767)	(2,242,994)	(14,587,516)	(22,686,523)	(20,713,312)
Additional allowance (3)	-	-	-	(330,228)	(2,273,469)	(835,778)	(657,977)	(960,963)	-	(5,058,415)	(5,058,415)
GRAND TOTAL 12/31/2011	111,275,494	146,416,520	31,426,558	18,672,274	15,064,529	3,830,329	3,217,843	2,456,374	13,122,861	345,482,782
EXISTING ALLOWANCE	-	(732,082)	(314,265)	(560,169)	(4,419,271)	(1,914,781)	(2,252,169)	(2,456,129)	(13,122,861)	(25,771,727)
Minimum allowance required	-	(732,082)	(314,265)	(560,169)	(1,506,453)	(1,149,098)	(1,608,922)	(1,719,462)	(13,122,861)	(20,713,312)
Additional allowance (3)	-	-	-	-	(2,912,818)	(765,683)	(643,247)	(736,667)	-	(5,058,415)
(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	The balance of non-accrual operations amounts to R$ 20,791,326 (R$ 20,448,398 at 12/31/2011);
(3)	According to BACEN’s request, it is classified into risk level to show the additional amounts calculated to maintain the strength necessary for absorbing possible increases in default expected in history of scenarios of losses incurred.

4.35

III – By business sector

	12/31/2012%		12/31/2011%
PUBLIC SECTOR	877,396	0.2%	2,010,353	0.6%
ENERGY	235,822	0.1%	411,774	0.1%
PETROCHEMICAL AND CHEMICAL	440,759	0.1%	613,367	0.2%
SUNDRY	200,815	0.1%	985,212	0.3%
PRIVATE SECTOR	365,407,543	99.8%	343,472,429	99.4%
COMPANIES	204,170,166	55.7%	188,118,136	54.5%
SUGAR AND ALCOHOL	7,418,754	2.0%	6,808,284	2.0%
AGRIBUSINESS AND FERTILIZERS	11,769,348	3.2%	11,697,705	3.4%
FOOD AND BEVERAGE	10,303,378	2.8%	9,569,230	2.8%
BANKS AND OTHER FINANCIAL INSTITUTIONS	3,772,131	1.0%	5,269,834	1.5%
CAPITAL ASSETS	7,198,861	2.0%	6,902,650	2.0%
PULP AND PAPER	3,041,487	0.8%	2,009,603	0.6%
PUBLISHING AND PRINTING	1,618,428	0.4%	1,634,336	0.5%
ELECTRONIC AND IT	5,142,703	1.4%	4,721,512	1.4%
PACKAGING	2,006,390	0.5%	1,797,309	0.5%
ENERGY AND SEWAGE	5,676,996	1.5%	5,905,246	1.7%
EDUCATION	1,164,790	0.3%	1,140,666	0.3%
PHARMACEUTICALS AND COSMETICS	4,142,250	1.1%	3,803,877	1.1%
REAL ESTATE AGENTS	14,136,796	3.9%	11,367,739	3.3%
ENTERTAINMENT AND TOURISM	3,450,613	0.9%	3,283,584	1.0%
WOOD AND FURNITURE	3,046,600	0.8%	3,060,849	0.9%
CONSTRUCTION MATERIAL	5,328,499	1.5%	5,299,718	1.5%
STEEL AND METALLURGY	8,469,930	2.3%	7,534,425	2.2%
MEDIA	719,885	0.2%	1,000,077	0.3%
MINING	2,729,081	0.7%	2,379,936	0.7%
INFRASTRUCTURE WORK	4,495,643	1.2%	4,653,738	1.3%
OIL AND GAS	3,260,525	0.9%	2,861,982	0.8%
PETROCHEMICAL AND CHEMICAL	5,721,923	1.6%	6,384,479	1.8%
HEALTH CARE	1,839,231	0.5%	1,730,067	0.5%
INSURANCE AND REINSURANCE AND PENSION PLANS	5,009	0.0%	5,102	0.0%
TELECOMMUNICATIONS	1,216,081	0.3%	1,175,256	0.3%
THIRD SECTOR	109,330	0.0%	109,500	0.0%
TRADING	2,084,545	0.6%	1,894,570	0.5%
TRANSPORTATION	17,022,141	4.6%	15,740,271	4.6%
DOMESTIC APPLIANCES	2,780,259	0.8%	2,102,856	0.6%
VEHICLES AND AUTOPARTS	12,496,985	3.4%	12,429,425	3.6%
CLOTHING AND SHOES	5,322,013	1.5%	5,471,133	1.6%
COMMERCE - SUNDRY	14,209,107	3.9%	13,856,819	4.0%
INDUSTRY - SUNDRY	4,781,077	1.3%	3,051,909	0.9%
SUNDRY SERVICES	16,909,752	4.6%	14,106,586	4.1%
SUNDRY	10,779,625	2.9%	7,357,863	2.1%
INDIVIDUALS	161,237,377	44.0%	155,354,293	45.0%
CREDIT CARDS	42,143,621	11.5%	39,801,064	11.5%
REAL ESTATE FINANCING	23,000,967	6.3%	16,819,163	4.9%
CONSUMER LOANS/OVERDRAFT	44,872,851	12.3%	38,640,707	11.2%
VEHICLES	51,219,938	14.0%	60,093,359	17.4%
GRAND TOTAL	366,284,939	100.0%	345,482,782	100.0%

4.36

The balances as of December 31, 2011 were reclassified in order to align the sector exposure criteria for disclosure purposes on internal and publicly-available reports. The main impacts are highlighted below:

Prior disclosure	Current disclosure	12/31/2011
Agribusiness	Sugar and alcohol	7,544,465
Agribusiness	Sundry	2,568,617
Agribusiness	Agribusiness and fertilizers	4,728,434
Heavy construction (constructors)	Infrastructure work	5,433,874
Distribution of fuels	Oil and gas	3,307,245
Electrical and electronic	Domestic appliances	3,091,875
Fertilizers and insecticides	Agribusiness and fertilizers	1,916,677
Holding company	Sundry	4,345,549
Import and export	Tradings	1,953,869
Hospital care materials and equipment	Pharmaceuticals and cosmetics	1,117,016
Media	Publishing and printing	1,750,101
Other - Industry	Packaging	2,015,664
Other services	Education	1,366,024
Service companies	Entertainment and tourism	3,493,146
Service companies	Sundry services	1,591,853
Chemical and petrochemical	Oil and gas	1,135,275
Supermarkets	Commerce - Sundry	2,513,221

4.37

b) Credit concentration

	12/31/2012		12/31/2011
Loan, lease and other credit operations (*)	Risk	% of Total	Risk	% of Total
Largest debtor	4,573,362	1.1	3,099,722	0.8
10 largest debtors	27,129,686	6.4	21,999,582	5.5
20 largest debtors	43,344,179	10.2	36,715,537	9.3
50 largest debtors	67,371,741	15.8	59,376,674	15.0
100 largest debtors	89,405,245	21.0	77,454,351	19.5

	12/31/2012		12/31/2011
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of Total	Risk	% of Total
Largest debtor	5,219,312	1.1	4,516,385	1.0
10 largest debtors	37,367,735	7.7	30,722,398	7.0
20 largest debtors	60,238,587	12.4	49,679,952	11.3
50 largest debtors	95,629,286	19.6	80,560,182	18.4
100 largest debtors	124,043,442	25.5	104,000,316	23.7

(*) The amounts include endorsements and sureties.

c) Changes in allowance for loan losses

	01/01 to 12/31/2012	01/01 to 12/31/2011
Opening balance	(25,771,727)	(22,018,218)
Balance arising from the aquisition of full control of FAI (Note 2c)	(90,203)	-
Net increase for the period	(24,025,146)	(19,911,948)
Required by Resolution No. 2,682/99	(24,025,146)	(19,384,928)
Additional allowance (3)	-	(527,020)
Write-Off	22,142,138	16,158,439
Closing balance (1)	(27,744,938)	(25,771,727)
Required by Resolution No. 2,682/99	(22,686,523)	(20,713,312)
Specific allowance (2)	(15,683,541)	(14,802,053)
Generic allowance (3)	(7,002,982)	(5,911,259)
Additional allowance (4)	(5,058,415)	(5,058,415)

(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (1,438,822) (R$ (1,803,033) at December 31, 2011).
(2)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)	As from the first quarter of 2011, refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology adopted in the institution’s credit risk management, which also considers the potential losses in revolving credit.

At December 31, 2012, the balance of the allowance in relation to the loan portfolio is equivalent to 7.6% (7.5% at 12/31/2011).

4.38

d)	Recovery and renegotiation of credits

I -	Composition of the result of allowance for loan losses

	01/01 to 12/31/2012	01/01 to 12/31/2011
Expenses for allowance for loan losses	(24,025,146)	(19,911,948)
Income from recovery of credits written off as loss	4,663,222	5,488,194
Result of allowance for loan losses (*)	(19,361,924)	(14,423,754)

(*) The amounts related to the lease portfolio from 01/01 to 12/31/2012 are: Expenses for allowance for loan losses R$ (1,125,194) (R$ (1,069,346) de 01/01 a 12/31/011) and Income from recovery of credits written off as loss R$ 810,853 (R$ 1,264,646 de 01/01 a 12/31/2011).

II -	Renegotiated loan operations

	12/31/2012	12/31/2011
Renegotiated loan operations (*)	19,483,298	14,570,189
Allowance for loan losses	(8,711,606)	(6,105,115)
(%)	44.7	41.9

(*) The amounts related to the lease portfolio are R$ 1,193,580 (R$ 1,290,993 at December,31 2011).

4.39

e) Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	12/31/2012			01/01 to 12/31/2012
	31 - 180	Over 365 days	Total	Income (expenses)
Restricted operations on assets
Loan operations	1,420	119,545	120,965	17,769
Liabilities - restricted operations on assets
Foreign borrowings through securities	1,420	119,545	120,965	(17,769)
Net revenue from restricted operations				-

At December 31, 2012, there were no balances in default.

4.40

f) Operations of sale or transfers and acquisitions of financial assets

I.	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of operations assigned with joint obligation, at December 31, 2012 where the entity significantly retained the related risks and benefits is R$ 415,193 (R$ 554,290 at 12/31/2011), composed of real estate financing of R$ 397,704 (R$ 534,193 at 12/31/2011) and farming financing of R$ 17,489 (R$ 20,097 at 12/31/2011).

II.	Beginning January 2012, as provided for by CMN Resolution No. 3,533/08 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

Sales or transfers of financial assets without risk and benefit retention totaling R$ 1,348,301 with effect on results of R$ (73,370).

In the period, loan portfolios with assignor’s risk retention, in the amount of R$ 2,840,288, totaling R$ 3,998,482 at December 31, 2012, were also purchased.

4.41

NOTE 9 - FOREIGN EXCHANGE PORTFOLIO

	12/31/2012	12/31/2011
ASSETS - OTHER RECEIVABLES	30,959,696	26,449,799
Exchange purchase pending settlement – foreign currency	18,208,437	15,486,311
Exchange sale rights – local currency	13,074,420	11,277,757
(Advances received) – local currency	(323,231)	(314,269)
LIABILITIES – OTHER LIABILITIES (Note 2a)	31,104,046	26,181,570
Exchange sales pending settlement – foreign currency	13,058,558	11,130,675
Liabilities from purchase of foreign currency – local currency	18,040,379	15,046,806
Other	5,109	4,089
MEMORANDUM ACCOUNTS	1,256,834	1,143,965
Outstanding import credits – foreign currency	1,211,674	1,129,766
Confirmed export credits – foreign currency	45,160	14,199

4.42

NOTE 10 – FUNDING AND BORROWINGS AND ONLENDING

a) Summary

	12/31/2012						12/31/2011
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	133,377,485	24,411,803	17,868,771	67,541,530	243,199,589	34.7	242,636,422	41.9
Deposits received under securities repurchase agreements	144,412,955	17,838,431	16,280,894	110,285,541	288,817,821	41.1	188,818,537	32.6
Funds from acceptance and issuance of securities	3,862,934	15,665,299	12,043,466	23,535,880	55,107,579	7.9	51,557,214	8.9
Borrowings and onlending	3,275,775	15,792,990	11,693,869	28,362,573	59,125,207	8.4	56,602,060	9.7
Subordinated debt (*)	797,250	2,453,258	132,032	51,796,774	55,179,314	7.9	39,715,187	6.9
TOTAL	285,726,399	76,161,781	58,019,032	281,522,298	701,429,510		579,329,420
% per maturity term	40.7	10.9	8.3	40.1
TOTAL – 12/31/2011	195,912,613	67,931,333	46,612,579	268,872,895	579,329,420
% per maturity term	33.9	11.7	8.0	46.4

(*) Includes R$ 807,189 (R$ 740,703 at 12/31/2011) of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b) Deposits

	12/31/2012						12/31/2011
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	34,916,237	-	-	-	34,916,237	14.4	28,932,523	11.9
Savings accounts	83,451,406	-	-	-	83,451,406	34.3	67,169,544	27.7
Interbank	2,641,780	3,550,451	1,201,335	206,700	7,600,266	3.1	2,065,623	0.9
Time deposits	12,368,062	20,861,352	16,667,436	67,334,830	117,231,680	48.2	144,468,732	59.5
TOTAL	133,377,485	24,411,803	17,868,771	67,541,530	243,199,589		242,636,422
% per maturity term	54.8	10.0	7.3	27.9
TOTAL – 12/31/2011	127,685,624	19,849,754	11,920,160	83,180,884	242,636,422
% per maturity term	52.6	8.2	4.9	34.3

ITAÚ UNIBANCO HOLDING’s portfolio is composed of interbank deposits in the amount of R$ 4,832,444 at 12/31/2011 with maturity of 181 to 365 days.

4.43

c) Deposits received under securities repurchase agreements

	12/31/2012						12/31/2011
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	37,209,115	17,345,504	16,135,863	93,078,835	163,769,317	56.7	136,047,520	72.0
Government securities	18,449,169	369,274	10,960	9,122	18,838,525	6.5	14,544,812	7.7
Own issue	3,393,602	15,064,280	16,124,903	93,069,713	127,652,498	44.2	114,155,406	60.4
Foreign	15,366,344	1,911,950	-	-	17,278,294	6.0	7,347,302	3.9
Third-party portfolio	106,527,843	1,090	-	-	106,528,933	36.9	36,537,645	19.4
Free portfolio	675,997	491,837	145,031	17,206,706	18,519,571	6.4	16,233,372	8.6
TOTAL	144,412,955	17,838,431	16,280,894	110,285,541	288,817,821		188,818,537
% per maturity term	50.0	6.2	5.6	38.2
TOTAL – 12/31/2011	59,279,439	11,396,283	11,137,676	107,005,139	188,818,537
% per maturity term	31.4	6.0	5.9	56.7

4.44

d) Funds from acceptance and issuance of securities

	12/31/2012						12/31/2011
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
FUNDS FROM BILLS:	2,354,441	11,078,070	9,371,912	14,734,730	37,539,153	68.2	33,587,443	65.2
of real estate loans	443,364	1,932,667	5,217,025	11,101,871	18,694,927	34.0	14,307,711	27.8
Financial	1,689,558	7,837,241	2,905,185	864,240	13,296,224	24.1	15,751,207	30.6
Bill of credit related to agribusiness	212,189	1,297,511	1,226,127	2,585,607	5,321,434	9.7	3,284,515	6.4
Mortgage notes	9,330	10,651	23,575	183,012	226,568	0.4	244,010	0.5
DEBENTURES	530,241	530,257	508,555	-	1,569,053	2.8	1,038,796	2.0
FOREIGN SECURITIES	978,252	4,056,972	2,162,999	8,801,150	15,999,373	29.0	16,930,975	32.8
Non-Trade Related – Issued abroad	978,252	4,056,972	2,162,999	8,801,150	15,999,373	29.0	16,930,975	32.8
Brazil Risk Note Programme	927,726	2,736,844	1,482,554	3,210,113	8,357,237	15.2	3,213,047	6.2
Structure Note Issued	41,772	995,389	554,074	2,041,502	3,632,737	6.6	4,895,214	9.5
Bonds	7,416	30,385	32,984	2,004,494	2,075,279	3.8	1,076,726	2.1
Fixed Rate Notes	28	9,222	7,431	1,468,437	1,485,118	2.7	548,287	1.1
Euro Medium Term Note Programme	-	-	-	-	-	-	277,198	0.5
Euro Certificates of Deposits	-	-	-	-	-	-	6,796,960	13.2
Medium Term Note	-	-	-	-	-	-	112,388	0.2
Eurobonds	1,298	285,082	7,896	12,728	307,004	0.6	10,349	-
Other	12	50	78,060	63,876	141,998	0.3	806	-
TOTAL	3,862,934	15,665,299	12,043,466	23,535,880	55,107,579		51,557,214
% per maturity term	7.0	28.4	21.9	42.7
TOTAL – 12/31/2011	4,862,330	15,756,393	8,840,626	22,097,865	51,557,214
% per maturity term	9.4	30.6	17.1	42.9

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturity of 31 days to 180 days in the amount of R$ 5,542 (R$ 5,542 at 12/31/2011) and over 365 days in the amount of R$ 500,000 (R$ 500,000 at 12/31/2011), totaling R$ 505,542 (R$ 505,542 at 12/31/2011).

4.45

e) Borrowings and onlending

	12/31/2012						12/31/2011
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
BORROWINGS	2,111,146	9,973,615	6,817,427	4,175,006	23,077,194	39.0	21,142,718	37.3
Domestic	64,006	106,464	40,685	152,984	364,139	0.6	2,898,621	5.1
Foreign (*)	2,047,140	9,867,151	6,776,742	4,022,022	22,713,055	38.4	18,244,097	32.2
ONLENDING	1,164,629	5,819,375	4,876,442	24,187,567	36,048,013	61.0	35,459,342	62.7
Domestic – official institutions	741,624	5,815,040	4,853,602	24,034,366	35,444,632	60.0	34,877,812	61.6
BNDES	190,192	1,055,200	1,245,373	8,468,687	10,959,452	18.5	10,129,047	17.9
FINAME	526,438	4,585,995	3,471,724	15,410,914	23,995,071	40.6	24,254,701	42.9
Other	24,994	173,845	136,505	154,765	490,109	0.8	494,064	0.9
Foreign	423,005	4,335	22,840	153,201	603,381	1.0	581,530	1.0
TOTAL	3,275,775	15,792,990	11,693,869	28,362,573	59,125,207		56,602,060
% per maturity term	5.5	26.7	19.8	48.0
TOTAL- 12/31/2011	4,025,673	12,771,562	12,212,552	27,592,273	56,602,060
% per maturity term	7.1	22.6	21.6	48.7

(*)	Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

4.46

f) Subordinated debt

	12/31/2012						12/31/2011
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	673,486	2,002,254	120,900	10,994,586	13,791,226	25.0	23,223,543	58.5
Financial Treasury bills	59,301	282,665	5,047	23,960,463	24,307,476	44.1	10,254,003	25.8
Euronotes	64,463	160,580	-	15,922,638	16,147,681	29.2	5,221,952	13.1
Bonds	-	3,813	6,085	176,641	186,539	0.3	299,324	0.8
(-) Transaction costs incurred (Note 4b)	-	-	-	(60,797)	(60,797)	(0.1)	(24,338)	(0.1)
TOTAL OTHER LIABILITIES	797,250	2,449,312	132,032	50,993,531	54,372,125		38,974,484
Redeemable preferred shares	-	3,946	-	803,243	807,189	1.5	740,703	1.9
GRAND TOTAL (*)	797,250	2,453,258	132,032	51,796,774	55,179,314		39,715,187
% per maturity term	1.4	4.5	0.2	93.9
TOTAL- 12/31/2011	59,547	8,157,341	2,501,565	28,996,734	39,715,187
% per maturity term	0.1	20.6	6.3	73.0

(*)	The amount of R$ 51,134,447 (R$ 38,257,136 at 12/31/2011) is included in the Referential Equity, using the proportionalities set forth in CMN Resolution No. 3,444 of February 28, 2007 and changes made by CMN Resolution No. 3,532 of January 31, 2008.

4.47

Description
Name of security / Currency	Principal Amount (Original Currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	1,558,200	2008	2013	100% of CDI + 0,5% to 0,6%	2,596,902
	48,401			106% to 107% of CDI	78,838
	40,000	2003	2013	102% of CDI	120,900
	1,864,500	2007	2014	100% of CDI + 0,35% to 0,6%	3,328,996
	33,200			IGPM + 7,22%	67,644
	1,000,000	2008	2014	112% of CDI	1,554,254
	400,000	2008	2015	119,8% of CDI	656,819
	50,000	2010	2015	113% of CDI	68,571
	465,835	2006	2016	100% of CDI + 0,7% (*)	892,070
	2,719,268	2010	2016	110% to 114% of CDI	3,728,057
	122,500			IPCA + 7,21%	174,363
	366,830	2010	2017	IPCA + 7,33%	523,812
				TOTAL	13,791,226

Subordinated financial bills - BRL
	365,000	2010	2016	100% of CDI + 1,35% to 1,36%	375,687
	1,874,000			112% to 112,5% of CDI	1,924,041
	30,000			IPCA + 7%	38,765
	206,000	2010	2017	IPCA + 6,95% to 7,2%	244,006
	3,223,500	2011	2017	108% to 112% of CDI	3,308,443
	352,400			IPCA + 6,15% to 7,8%	408,009
	138,000			IGPM + 6,55% to 7,6%	162,971
	3,650,000			100% of CDI + 1,29% to 1,52%	3,716,282
	500,000	2012	2017	100% of CDI + 1,12%	503,294
	42,000	2011	2018	IGPM + 7%	49,811
	30,000			IPCA + 7,53% to 7,7%	34,090
	460,645	2012	2018	IPCA + 4,40% to 6,58%	508,227
	3,782,100			100% of CDI + 1,01% to 1,32%	3,840,248
	6,373,127			108% to 113% of CDI	6,519,982
	112,000			PRE + 9,95 to 11,95%	117,503
	2,000	2011	2019	109% to 109,7% of CDI	2,229
	12,000	2012	2019	PRE + 11,96%	13,185
	100,500			IPCA + 4,70% to 6,30%	108,075
	1,000			110% of CDI	1,092
	20,000	2012	2020	IPCA + 6,00% to 6,17%	21,861
	1,000			111% of CDI	1,093
	6,000	2011	2021	109,25 to 110,5% of CDI	6,843
	2,306,500	2012	2022	IPCA + 5,15% to 5,83%	2,381,248
	20,000			IGPM + 4,63%	20,491
				TOTAL	24,307,476

Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	2,063,220
	1,000,000	2010	2021	5.75%	2,095,141
	750,000	2011	2021	5,75% to 6,2%	1,533,877
	550,000	2012	2021	6.2%	1,140,175
	2,625,000	2012	2022	5,50% to 5,65%	5,406,475
	1,870,000	2012	2023	5.13%	3,847,996
				TOTAL	16,086,884

Subordinated bonds - CLP	41,528,200	2008	2033	3,5% to 4,5%	186,539
				TOTAL	186,539

Preferred shares - USD	393,072	2002	2015	3.04%	807,189

TOTAL					55,179,314

(*)	Subordinated CDBs may be redeemed as from November 2011.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturity of up to 30 days in the amount of R$ 64,462 (R$ 59,547 at 12/31/2011), with maturity of 31 to 180 days in the amount of R$ 160,580 (R$ 26,167 12/31/2011) and over 365 days in the amount of R$ 15,861,842 (R$ 5,111,734 at 12/31/2011), totaling R$ 16,086,884 (R$ 5,197,449 at 12/31/2011).

4.48

NOTE 11 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a) Composition of the technical provisions per segment

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Unearned premiums	3,370,543	3,025,552	-	-	-	-	3,370,543	3,025,552
Mathematical provision of benefits to be granted and benefits granted	19,103	27,913	79,733,327	61,953,126	-	-	79,752,430	61,981,039
Premium deficiency / Insufficient contribution	336,224	312,950	749,712	691,816	-	-	1,085,936	1,004,766
Financial surplus	1,450	1,528	513,874	475,297	-	-	515,324	476,825
Mathematical provision for redemptions	-	-	-	-	2,834,557	2,783,686	2,834,557	2,783,686
Provision for raffles	-	-	-	-	19,504	16,269	19,504	16,269
Unsettled claims	3,222,143	2,297,299	-	-	-	-	3,222,143	2,297,299
Claims / Events incurred but not reported (IBNR)	820,875	712,416	12,286	10,083	-	-	833,161	722,499
Other provisions (Note 4m II.I)	1,349,815	1,242,735	188,815	165,579	37,665	38,215	1,576,295	1,446,529
TOTAL	9,120,153	7,620,393	81,198,014	63,295,901	2,891,726	2,838,170	93,209,893	73,754,464

The Liability Adequacy Test did not show any deficiency in this period.

4.49

b) Assets Guaranteeing Technical Provisions - SUSEP

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Interbank investments – money market	845,460	968,945	902,921	793,227	1,002,382	1,053,841	2,750,763	2,816,013
Securities and derivative financial instruments	3,266,740	2,905,087	80,583,219	62,811,907	1,994,119	1,794,240	85,844,078	67,511,234
PGBL/VGBL FUND QUOTAS (1)	-	-	75,146,080	57,733,857	-	-	75,146,080	57,733,857
Government securities - Domestic	-	-	52,587,258	37,539,235	-	-	52,587,258	37,539,235
National Treasury Bills	-	-	20,776,745	20,107,159	-	-	20,776,745	20,107,159
National Treasury Notes	-	-	28,864,164	14,627,549	-	-	28,864,164	14,627,549
Financial Treasury Bills	-	-	2,946,349	2,804,527	-	-	2,946,349	2,804,527
Corporate securities	-	-	22,434,368	20,131,251	-	-	22,434,368	20,131,251
Bank deposit certificates	-	-	2,542,603	6,734,938	-	-	2,542,603	6,734,938
Debentures	-	-	3,101,048	4,671,648	-	-	3,101,048	4,671,648
Shares	-	-	1,496,170	1,661,648	-	-	1,496,170	1,661,648
Credit note	-	-	205,692	562,403	-	-	205,692	562,403
Financial Treasury bills	-	-	15,083,232	6,498,043	-	-	15,083,232	6,498,043
Securitized real estate loans	-	-	5,298	2,571	-	-	5,298	2,571
Others	-	-	325	-	-	-	325	-
PGBL/VGBL fund quotas	-	-	338,445	49,544	-	-	338,445	49,544
Derivative financial instruments	-	-	41,965	34,796	-	-	41,965	34,796
Accounts receivable / (payable)	-	-	(255,956)	(20,969)	-	-	(255,956)	(20,969)
Other assets	3,266,740	2,905,087	5,437,139	5,078,050	1,994,119	1,794,240	10,697,998	9,777,377
Government	1,114,940	877,820	4,305,677	3,799,809	271,683	143,922	5,692,300	4,821,551
Private	2,151,800	2,027,267	1,131,462	1,278,241	1,722,436	1,650,318	5,005,698	4,955,826

Receivables from insurance and reinsurance operations (2)	5,090,296	4,019,679	-	-	-	-	5,090,296	4,019,679
Credit rights	1,014,112	891,600	-	-	-	-	1,014,112	891,600
Commercial – Extended guarantee	1,323,025	1,256,753	-	-	-	-	1,323,025	1,256,753
Reinsurance	2,753,159	1,871,326	-	-	-	-	2,753,159	1,871,326
Escrow deposits for loss	1,607	25,364	-	-	-	-	1,607	25,364
TOTAL	9,204,103	7,919,075	81,486,140	63,605,134	2,996,501	2,848,081	93,686,744	74,372,290

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.
(2)	Recorded under Other receivables and Other assets.

4.50

c) Financial and operating income per segment

	INSURANCE						PENSION PLAN						CAPITALIZATION		TOTAL
	01/01 to 31/12/2012			01/01 to 31/12/2011			01/01 to 31/12/2012			01/01 to 31/12/2011			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	31/12/2012	31/12/2011	31/12/2012	31/12/2011
Financial income from insurance, pension plan and capitalization operations	301,198	-	301,198	315,472	-	315,472	205,393	-	205,393	227,307	-	227,307	124,370	147,387	630,961	690,166
Financial income	336,331	-	336,331	372,237	-	372,237	6,530,511	-	6,530,511	5,224,135	-	5,224,135	277,480	333,253	7,144,322	5,929,625
Financial expenses	(35,133)	-	(35,133)	(56,765)	-	(56,765)	(6,325,118)	-	(6,325,118)	(4,996,828)	-	(4,996,828)	(153,110)	(185,866)	(6,513,361)	(5,239,459)
Operating income from insurance, pension plan and capitalization operations	1,970,791	364,477	2,335,268	2,344,236	(167,182)	2,177,054	132,813	83	132,896	35,199	-	35,199	521,851	502,156	2,990,015	2,714,409
Premiums and contributions	6,921,474	(1,159,148)	5,762,326	6,355,239	(988,917)	5,366,322	17,826,100	(7,039)	17,819,061	11,802,283	-	11,802,283	2,045,436	1,891,485	25,626,823	19,060,090
Changes in technical provisions	(467,860)	172,125	(295,735)	(764,051)	148,327	(615,724)	(17,660,880)	-	(17,660,880)	(11,748,552)	-	(11,748,552)	(4,827)	610	(17,961,442)	(12,363,666)
Expenses for claims, benefits, redemptions and raffles	(3,323,434)	1,288,170	(2,035,264)	(2,120,067)	607,794	(1,512,273)	(25,069)	4,420	(20,649)	(17,661)	-	(17,661)	(1,539,883)	(1,400,081)	(3,595,796)	(2,930,015)
Selling expenses	(1,099,926)	63,330	(1,036,596)	(1,047,290)	65,614	(981,676)	(3,002)	-	(3,002)	(2,246)	-	(2,246)	(783)	(4,624)	(1,040,381)	(988,546)
Other operating revenues and expenses	(59,463)	-	(59,463)	(79,595)	-	(79,595)	(4,336)	2,702	(1,634)	1,375	-	1,375	21,908	14,766	(39,189)	(63,454)
Total result from insurance, pension plan and capitalization operations	2,271,989	364,477	2,636,466	2,659,708	(167,182)	2,492,526	338,206	83	338,289	262,506	-	262,506	646,221	649,543	3,620,976	3,404,575

4.51

NOTE 12 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows.

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and Contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO CONSOLIDATED is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

In the accounting books no amount is recognized in relation to Civil Lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 1,659,612 (R$ 602,601 at December 31, 2011) and main natures of these lawsuits refer to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly according to the statistical share pricing model, plus the average cost of fees. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed;

There are no labor claims falling under the category of possible loss.

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

4.52

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 12/31/2012				01/01 to 12/31/2011
	Civil	Labor	Other	Total	Total
Opening balance	3,165,594	4,013,915	165,303	7,344,812	7,132,647
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(136,688)	(929,875)	-	(1,066,563)	(1,421,626)
Subtotal	3,028,906	3,084,040	165,303	6,278,249	5,711,021
Restatement/Charges	146,197	126,470	-	272,667	223,524
Changes in the period reflected in results (Notes 13f and 13i)	2,182,766	1,609,390	27,000	3,819,156	2,279,285
Increase (*)	3,159,505	1,671,731	28,841	4,860,077	2,972,912
Reversal	(976,739)	(62,341)	(1,841)	(1,040,921)	(693,627)
Payment	(1,744,457)	(915,891)	-	(2,660,348)	(1,935,581)
Subtotal	3,613,412	3,904,009	192,303	7,709,724	6,278,249
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	118,176	948,237	-	1,066,413	1,066,563
Closing balance (Note 13c)	3,731,588	4,852,246	192,303	8,776,137	7,344,812
Closing balance at 12/31/2011 (Note 13c)	3,165,594	4,013,915	165,303	7,344,812
Escrow deposits at 12/31/2012 (Note 13a)	2,048,348	2,470,624	-	4,518,972
Escrow deposits at 12/31/2011 (Note 13a)	2,022,939	2,409,270	-	4,432,209

(*) Civil provisions include the provision for economic plans amounting to R$ 525,729 (R$ 431,068 from January 1 to December 31, 2011) (Note 22k).

4.53

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves legal obligation, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 12/31/2012			01/01 to 12/31/2011
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	6,273,013	2,371,539	8,644,552	7,323,656
(-) Contingencies guaranteed by indemnity clauses	-	(57,438)	(57,438)	(44,474)
Subtotal	6,273,013	2,314,101	8,587,114	7,279,182
Restatement/Charges	606,029	299,489	905,518	547,947
Changes in the period reflected in results	744,615	228,928	973,543	917,464
Increase	755,199	460,219	1,215,418	1,046,485
Reversal	(10,584)	(231,291)	(241,875)	(129,021)
Payment	(11,043)	(83,406)	(94,449)	(157,479)
Subtotal	7,612,614	2,759,112	10,371,726	8,587,114
(+) Contingencies guaranteed by indemnity clauses	-	61,199	61,199	57,438
Closing balance (Note 13c and 14c)	7,612,614	2,820,311	10,432,925	8,644,552
Closing balance at 12/31/2011 (Notes 13c and 14c)	6,273,013	2,371,539	8,644,552

4.54

	01/01 to 12/31/2012			01/01 to 12/31/2011
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	3,979,486	1,198,827	5,178,313	4,676,128
Appropriation of income	248,737	53,706	302,443	364,972
Changes in the period	(32,094)	6,375	(25,719)	137,213
Deposited	220,110	18,866	238,976	265,458
Withdrawals	(234,415)	(11,794)	(246,209)	(114,515)
Conversion into income	(17,789)	(697)	(18,486)	(13,730)
Closing balance	4,196,129	1,258,908	5,455,037	5,178,313
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	(898,198)	(898,198)	-
Closing balance after relocated (Note 13a)	4,196,129	360,710	4,556,839	5,178,313
Closing balance at 12/31/2011 (Note 13a)	3,979,486	1,198,827	5,178,313

4.55

The main discussions related to Legal Obligations are described as follows:

•	PIS and COFINS – Calculation basis – R$ 3,493,249: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The escrow deposit balance totals R$ 938,458.

•	CSLL – Isonomy – R$ 1,974,055: as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The escrow deposit balance totals R$ 378,652.

•	IRPJ and CSLL –Taxation of profits earned abroad – R$ 515,616: We discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the suitability of the legal text. The escrow deposit balance totals R$ 475,672.

•	PIS – Principles of anteriority over 90 days and non-retroactivity - R$ 382,801: we request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 109,872.

4.56

Off-balance sheet contingencies - The amounts related to Tax and Social Security Lawsuits considered to be as possible loss, which total estimated risk is R$ 8,395,270, are the following:

•	INSS – Non-compensatory amounts – R$ 1,400,633: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	IRPJ, CSLL, PIS and COFINS – request for offset dismissed - R$ 1,355,310: cases in which the liquidity and the offset credit certainty are discussed.

•	IRPJ and CSLL - Interest on capital - R$ 902,731: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) on the stockholders’ equity for the year and for prior years.

•	IRPJ and CSLL - Losses and discounts on receipt of credits – R$ 454,270: deductibility of effective losses as operating expense – credit assignment and renegotiation.

•	ISS – Banking Institutions – R$ 391,538: these are banking operations, which revenue may not be interpreted as price per service rendered and/or arises from activities not listed under a Supplementary Law.

•	IRPJ and CSLL – Goodwill – Deduction – R$ 370.311: deductibility of goodwill on acquisition of investments with future expected profitability.

•	IRPJ and CSLL – Profit made available abroad R$ 328,973: Application of the Brazilian tax rule (taxable income) – IN 213/2002 and non availability of profit with the simple transfer of capital between the Holding’s investees.

4.57

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 789,838 (R$ 626,309 at 12/31/2011) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Labor and Tax Contingencies.

d)	Assets pledged as Contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	12/31/2012	12/31/2011
Securities (basically Financial Treasury Bills – Note 7b)	1,525,744	1,511,535
Deposits in guarantee (Note 13a)	4,040,091	3,232,718

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING, the deposited amount is released at the full amount deposited updated.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for by CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

4.58

NOTE 13 - BREAKDOWN OF ACCOUNTS

a)	Other sundry receivables

	12/31/2012	12/31/2011
Deferred tax assets (Note 14b I)	35,507,358	28,282,922
Social contribution for offset (Note 14b I)	658,941	714,602
Taxes and contributions for offset	4,165,570	3,411,936
Escrow deposits for legal liabilities and tax and social security contingencies (Note 12b)	8,596,930	8,411,031
Escrow deposits for legal liabilities – civil and labor (Note 12b)	4,518,972	4,432,209
Escrow deposits for foreign fund raising program	722,182	573,465
Receivables from reimbursement of contingent liabilities (Note 12c)	789,838	626,309
Sundry domestic debtors	1,344,638	861,292
Sundry foreign debtors	349,334	113,142
Retirement plan assets (Note 19)	2,814,860	1,785,427
Recoverable payments	37,734	34,076
Salary advances	50,462	47,072
Amounts receivable from related companies	16,497	16,088
Operations without credit granting characteristics	307,279	344,913
Securities and credits receivable	618,550	654,913
(Allowance for loan losses)	(311,271)	(310,000)
Other	653,735	139,561
Total	60,534,330	49,794,045

At ITAÚ UNIBANCO HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 307,170 (R$ 291,271 at 12/31/2011) and Deferred Tax Assets of R$ 463,739 (R$ 332,572 at 12/31/2011) (Note 14b I).

4.59

b)	Prepaid expenses

	12/31/2012	12/31/2011
Commissions	3,228,906	3,283,177
Related to vehicle financing	847,381	1,047,336
Related to insurance and pension plan	1,383,444	1,340,063
Restricted to commissions/partnership agreements	695,682	571,863
Other	302,399	323,915
Brazilian deposit guarantee fund (*)	152,352	339,536
Advertising	606,611	490,593
Other	348,762	200,782
Total	4,336,631	4,314,088

(*)	Refers to spontaneous payment, equivalent to the prepayment of installments of the contribution to the Brazilian deposit guarantee fund (Fundo Garantidor de Crédito - FGC), according to BACEN Circular No. 3,416, of 10/24/2008.

4.60

c)	Other sundry liabilities

	12/31/2012	12/31/2011
Provisions for contingent liabilities (Note 12b)	11,596,448	9,716,351
Provisions for sundry payments	2,031,660	2,122,805
Personnel provision	1,225,351	1,113,025
Sundry creditors - local	1,924,802	1,312,455
Sundry creditors - foreign	1,295,659	617,854
Liabilities for official agreements and rendering of payment services	370,051	1,506,856
Related to insurance operations	922,026	914,384
Liabilities for purchase of assets and rights	3,281	217,638
Creditors of funds to be released	1,220,021	1,100,942
Funds from consortia participants	85,542	80,819
Provision for Retirement Plan Benefits (Note 19)	606,287	365,526
Provision for health insurance (*)	634,591	622,930
Expenses for lease interests (Note 4i)	248,041	338,989
Other	525,498	457,939
Total	22,689,258	20,488,513

(*)	Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

4.61

d)	Banking service fees

	01/01 to 12/31/2012	01/01 to 12/31/2011
Asset management	3,083,627	2,607,734
Funds management fees	2,865,221	2,505,919
Consortia management fee	218,406	101,815
Current account services	670,076	675,646
Credit cards	6,157,299	6,111,133
Relationship with stores	5,959,586	5,693,572
Credit card processing	197,713	417,561
Sureties and credits granted	1,594,746	1,761,944
Loan operations	732,137	1,028,504
Guarantees provided	862,609	733,440
Receipt services	1,439,626	1,332,789
Collection fees	1,175,883	1,053,162
Collection services	263,743	279,627
Other	1,542,852	1,423,080
Custody services and management of portfolio	234,601	214,307
Economic and financial advisory	442,022	352,873
Foreign exchange services	103,054	83,117
Other services	763,175	772,783
Total	14,488,226	13,912,326

4.62

e)	Income from bank charges

	01/01 to 12/31/2012	01/01 to 12/31/2011
Loan operations/registration	1,012,281	1,526,972
Credit cards – annual fees and other services (*)	1,814,318	1,385,556
Deposit account	145,751	147,546
Transfer of funds	157,700	132,721
Income from securities brokerage (*)	357,947	422,249
Service package fees and other	2,337,113	1,520,327
Total	5,825,110	5,135,371

(*) In compliance with BACEN Circular Letter No. 3,490.

4.63

f)	Personnel expenses

	01/01 to 12/31/2012	01/01 to 12/31/2011
Compensation	(5,989,635)	(5,960,020)
Charges	(2,108,408)	(2,035,402)
Welfare benefits (Note 19)	(1,053,179)	(1,607,445)
Training	(241,538)	(258,437)
Labor claims and termination of employees (Note 12b)	(2,071,351)	(1,181,516)
Stock Option Plan	(176,749)	(162,663)
Total	(11,640,860)	(11,205,483)
Employees’ profit sharing	(2,385,664)	(2,150,555)
Total with Employees’ profit sharing	(14,026,524)	(13,356,038)

g)	Other administrative expenses

	01/01 to 12/31/2012	01/01 to 12/31/2011
Data processing and telecommunications	(3,524,268)	(3,494,837)
Depreciation and amortization	(1,653,696)	(1,419,141)
Installations	(2,227,686)	(2,348,513)
Third-party services	(3,301,855)	(3,265,955)
Financial system services	(489,359)	(415,978)
Advertising, promotions and publication	(926,005)	(956,725)
Transportation	(499,697)	(583,074)
Materials	(385,785)	(459,891)
Security	(510,974)	(482,164)
Travel expenses	(187,722)	(188,915)
Other	(485,195)	(484,554)
Total	(14,192,242)	(14,099,747)

4.64

h)	Other operating revenue

	01/01 to 12/31/2012	01/01 to 12/31/2011
Reversal of operating provisions	30,252	91,766
Recovery of charges and expenses	66,669	73,743
Other	181,398	227,019
Total	278,319	392,528

i)	Other operating expenses

	01/01 to 12/31/2012	01/01 to 12/31/2011
Provision for contingencies (Note 12b)	(2,472,915)	(1,677,868)
Civil lawsuits	(2,182,766)	(1,503,150)
Tax and social security contributions	(263,149)	(182,555)
Other	(27,000)	7,837
Selling - Credit cards	(1,775,734)	(1,652,723)
Claims	(601,790)	(662,372)
Amortization of goodwill on investments and acquisition	-	-
Provision for health insurance (Note 13c)	(11,662)	(16,565)
Refund of interbank costs	(236,899)	(212,371)
Other	(958,643)	(969,727)
Total	(6,057,643)	(5,191,626)

j)	Non operating income – Basically composed of the result of the full disposal of investment in Banco BPI S.A. in the amount of R$ (302,921) and full disposal of investment in Serasa S.A. in the amount of R$ 1,542,329.

4.65

NOTE 14 - TAXES

a)	Composition of expenses for taxes and contributions

I -	Statement of calculation with Income Tax and Social Contribution:

	01/01 to 12/31/2012	01/01 to 12/31/2011
Income before income tax and social contribution	17,530,924	18,445,447
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(7,012,370)	(7,378,179)

Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates	93,287	58,204
Foreign exchange variation on investments abroad	616,865	1,096,927
Interest on capital	1,788,672	1,662,326
Dividends and interest on external debt bonds	188,455	280,055
Other nondeductible expenses net of non taxable income	363,201	1,033,380
Deferred tax asset recognized from prior periods (*)	737,924	391,859
Total income tax and social contribution	(3,223,966)	(2,855,428)

(*) Recognition of the Deferred Tax Assets for increase in Social Contribution rate introduced by Law No. 11,727/08.

II -	Composition of tax expenses:

	01/01 to 12/31/2012	01/01 to 12/31/2011
PIS and COFINS	(3,436,168)	(3,103,082)
ISS	(676,201)	(640,970)
Other	(373,022)	(347,926)
Total (Note 4o)	(4,485,391)	(4,091,978)

At ITAÚ UNIBANCO HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 201,843 (R$ 185,652 from 01/01 to 12/31/2011).

4.66

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

4.67

b)	Deferred taxes

I -	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS		DEFERRED TAX ASSETS
	12/31/2011	12/31/2012	12/31/2011	Realization / Reversal	Increase	12/31/2012
Reflected in income and expense accounts			28,159,487	(11,008,494)	14,417,071	31,568,064
Related to income tax and social contribution loss carryforwards			4,203,850	(1,480,107)	1,220,119	3,943,862
Related to disbursed provisions			15,837,257	(6,704,179)	9,000,223	18,133,301
Allowance for loan losses			11,490,145	(4,837,209)	8,310,267	14,963,203
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			527,127	(527,127)	277,873	277,873
Allowance for real estate			75,130	(12,996)	-	62,134
Goodwill on purchase of investments			3,602,265	(1,286,434)	379,910	2,695,741
Other			142,590	(40,413)	32,173	134,350
Related to non-disbursed provisions (*)	22,212,855	25,573,536	8,118,380	(2,824,208)	4,196,729	9,490,901
Related to the operation	17,154,440	20,515,121	6,398,519	(2,824,208)	3,893,225	7,467,536
Legal liabilities – tax and social security	2,583,708	3,187,027	1,319,269	(3,950)	329,945	1,645,264
Provision for contingent liabilities	7,220,399	9,299,309	2,863,876	(1,584,403)	2,211,394	3,490,867
Civil lawsuits	2,996,792	3,597,303	1,184,829	(632,731)	869,505	1,421,603
Labor claims	2,607,421	3,237,304	984,208	(843,772)	1,088,693	1,229,129
Tax and social security contributions	1,565,401	2,416,175	675,302	(106,997)	253,196	821,500
Other	50,785	48,527	19,537	(903)	-	18,634
Adjustments of operations carried out in futures settlement market	30,051	25,119	11,618	(4,380)	1,745	8,983
Provision related to health insurance operations	622,930	634,591	249,172	-	4,665	253,837
Other non-deductible provisions	6,697,352	7,369,075	1,954,584	(1,231,475)	1,345,475	2,068,584

Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	5,058,415	5,058,415	1,719,861	-	303,504	2,023,365

Reflected in stockholders’ equity accounts
Purchase of additional interest from minority stockholders – Redecard (Note 2c)	-	11,150,836	-	-	3,791,284	3,791,284
Adjustment to market value of available-for-sale securities (Note 2b)	345,745	370,027	123,435	(434)	25,009	148,010
Total	22,558,600	37,094,399	28,282,922	(11,008,928)	18,233,364	35,507,358
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			714,602	(55,661)	-	658,941

(*)	From a financial point of view, rather than recording the provision of R$ 25,573,536 (R$ 22,212,855 at 12/31/2011) and deferred tax assets of R$ 9,490,901 (R$ 8,118,380 at 12/31/2011), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 35,507,358 (R$ 28,282,922 at 12/31/2011) to R$ 26,016,457 (R$ 20,164,542 at 12/31/2011).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 463,739 (R$ 332,572 at 12/31/2011) and are basically represented by legal liabilities – tax and social security of R$ 436,487 (R$ 300,674 at 12/31/2011), which expected realization is dependent upon the progress of the lawsuit, and tax loss of R$ 25,062 (R$ 37,636 at 12/31/2011).

4.68

II - Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2011	Realization / Reversal	Increase	12/31/2012
Reflected in income and expense accounts	9,583,023	(3,191,602)	1,601,607	7,993,028
Depreciation in excess – leasing	7,560,086	(2,785,202)	677,645	5,452,529
Restatement of escrow deposits and contingent liabilities	935,240	(224,555)	334,017	1,044,702
Provision for Pension Plan Benefits	593,803	-	321,449	915,252
Adjustment to market value of securities and derivative financial instruments	178,124	(178,124)	186,037	186,037
Adjustments of operations carried out in future settlement market	101,510	(1,735)	17,143	116,918
Taxation of results abroad – capital gains	63,451	-	32,975	96,426
Other	150,809	(1,986)	32,341	181,164
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	295,897	(70,904)	917,828	1,142,821
Total	9,878,920	(3,262,506)	2,519,435	9,135,849

At ITAÚ UNIBANCO HOLDING, the Provision for deferred income tax and social contribution totals R$ 3,772 (R$ 3,896 at 12/31/2011), basically represented by Restatement of escrow deposits and contingent liabilities.

4.69

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2012, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets								Provision for deferred
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offset	%	income tax and social contribution	%	Net deferred taxes	%
2013	11,988,147	38%	570,292	14%	12,558,439	35%	9,552	1%	(1,931,297)	21%	10,636,694	39%
2014	4,377,942	14%	573,570	15%	4,951,512	14%	56,299	9%	(1,595,030)	17%	3,412,781	13%
2015	6,085,347	19%	405,270	10%	6,490,617	18%	62,873	10%	(2,142,382)	23%	4,411,108	16%
2016	3,107,937	10%	1,163,212	29%	4,271,149	12%	237,820	36%	(989,183)	11%	3,519,786	13%
2017	2,104,049	7%	1,133,068	29%	3,237,117	9%	290,365	44%	(620,246)	7%	2,907,236	11%
after 2017	3,900,074	12%	98,450	3%	3,998,524	12%	2,032	0%	(1,857,711)	21%	2,142,845	8%
Total	31,563,496	100%	3,943,862	100%	35,507,358	100%	658,941	100%	(9,135,849)	100%	27,030,450	100%
Present value (*)	28,438,552		3,505,199		31,943,751		572,306		(8,022,501)		24,493,556

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

IV-	In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), at 12/31/2011 deferred tax assets were recorded up to the amount added to the Tax Liabilities, while the amount of R$ 991,823 at 12/31/2011. At 12/31/2012 there are none deferred tax assets unrecorded.

4.70

c)	Tax and social security contributions

	12/31/2012	12/31/2011
Taxes and contributions on income payable	3,352,981	2,654,966
Taxes and contributions payable	1,510,310	1,217,207
Provision for deferred income tax and social contribution (Note 14b II)	9,135,849	9,878,920
Legal liabilities – tax and social security (Note 12b)	7,612,614	6,273,013
Total	21,611,754	20,024,106

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 1,081,336 (R$ 821,107 at 12/31/2011) and is basically comprised of Legal Liabilities - Tax and Social Security of R$ 1,077,049 (R$ 816,213 at 12/31/2011), whose nature refers to PIS and COFINS – Revenue x Gross Revenue. We request either the levy of taxes only on the revenue understood as income from sale of assets and services or the levy of PIS Repique (calculated on income tax payable) (at 5% of income tax due), in lieu of the levy on total revenues recorded, by alleging the unconstitutionality of paragraph 1 of article 3 of Law No. 9,718/98.

4.71

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the Company takes into consideration the interest on capital and on the service provision, in addition to that levied on financial operation.

	12/31/2012	12/31/2011
Taxes paid or provided for	16,146,723	14,542,246
Taxes withheld and collected from third parties	11,940,043	12,071,088
Total	28,086,766	26,613,334

4.72

NOTE 15 – PERMANENT ASSETS

a)	Investments

I -	Change of investments

Companies		Balances at 12/31/2011	Amortization of goodwill	Subscriptions / Acquisitions / Sales	Dividends paid/provided for (1)	Equity in earnings of subsidiaries (2)	Adjustments in marketable securities of subsidiaries and Other	Balances at 12/31/2012	Equity in earnings of subsidiaries from 01/01 to 12/31/2011
Domestic		53,724,893	(6,336)	(42)	(9,190,109)	8,506,329	1,648,344	54,683,079	9,819,233
Itaú Unibanco S.A.	(3 a)(4a) (5a)(6a)	45,004,168	(6,336)	-	(5,178,886)	3,829,953	1,409,918	45,058,817	5,845,294
Banco Itaú BBA S.A.	(5b)	6,768,322	-	-	(1,975,160)	1,204,884	237,545	6,235,591	1,970,623
Banco Itaucard S.A.	(4b) (5c)(7)	1,211,086	-	-	(1,928,386)	3,179,666	875	2,463,241	1,336,358
Itaú Corretora de Valores S. A.	(7)	693,193	-	-	(102,204)	288,326	6	879,321	313,303
Itaú-BBA Participações S.A.		48,124	-	-	(5,473)	3,456	-	46,107	266,001
Redecard S.A.	(8)	-	-	(44)	-	44	-	-	-
Itauseg Participações S.A.	(9)	-	-	-	-	-	-	-	87,654
Previtec - Previdência e Tecnologia Ltda	(10)	-	-	2	-	-	-	2	-
Foreign		2,583,601	(51,409)	510,553	(24,198)	534,379	(4,559)	3,548,367	473,797
Itaú Chile Holding, INC.	(3b)	2,175,208	(45,242)	510,553	-	347,790	(5,667)	2,982,642	372,167
Banco Itaú Uruguay S.A.	(3c(6b)	269,922	(4,712)	-	-	124,303	1,108	390,621	48,792
OCA S.A.	(3d)	98,484	(1,252)	-	(24,198)	54,623	-	127,657	47,116
OCA Casa Financiera S.A.	(3e)	37,343	(182)	-	-	7,208	-	44,369	5,357
ACO Ltda.	(3f)	2,644	(21)	-	-	455	-	3,078	365
GRAND TOTAL		56,308,494	(57,745)	510,511	(9,214,307)	9,040,708	1,643,785	58,231,446	10,293,030

(1) Dividends approved and not paid are recorded as Dividends receivable;

(2) At December 31, 2012, includes foreign exchange variation in the amount of R$ 241,188;

(3) At December 31, 2012, includes goodwill in the amounts of (a) R$ 36,958; (b) R$ 180,966, (c) R$ 18,848; (d) R$ 5,009; (e) R$ 727; (f) R$ 85;

(4) At December 31, 2012, includes Adjustments of unrealized results in the results of operations and in investments, respectively, in the amounts of: (a) R$ (649,168) and R$ (655,613); (b) R$ 28,724 and R$ (24,584);

(5) At September 30, 2012, includes adjustments to standardize procedures under the scope of the investor in the results of operations and investments, respectively, in the amounts of: (a) R$ (17,983) and R$ (20,474); (b) R$ 15,876 and R$ (47,593); and (c) R$ (142,138) and R$ (29);

(6) At September 30, 2012, equity in earnings of subsidiaries reflects equity in other variations of the stockholders’ equity of the subsidiary in the amount of: (a) R$ 1,584 and (b) R$ (4);

(7) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;

(8) Investment purchased on August 31, 2012 from Banco Itaucard S.A. and sold to Banestado Participações Administração e Serviços Ltda. on September 27, 2012;

(9) Investment sold to Banco Itaucard S.A. on April 11, 2011;

(10) Investment sold at November 23, 2012.

				Number of shares/quotas owned by ITAÚ UNIBANCO			Equity share	Equity share in
Companies	Capital	Stockholders’ equity	Net income for the period	Common	Preferred	Quotas	in voting capital (%)	capital (%)
Domestic
Itaú Unibanco S.A.	39,676,320	45,697,946	4,495,520	2,081,169,523	2,014,258,290	-	100.00	100.00
Banco Itaú BBA S.A.	4,224,086	6,283,184	1,189,008	5,284,526	5,284,526	-	99.99	99.99
Banco Itaucard S.A.	15,553,776	18,897,594	3,641,836	3,592,433,657	1,277,933,118	-	1.51	2.04
Itaú Corretora de Valores S. A.	1,046,841	2,069,882	319,132	-	811,503	-	-	1.94
Itaú-BBA Participações S.A.	25,196	46,107	3,456	12,953	25,906	-	100.00	100.00
Previtec - Previdência e Tecnologia Ltda	306,880	326,862	3,370	-	-	22	0.01	0.01

Foreign
Itaú Chile Holding, INC.	2,447,539	2,801,676	167,610	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	175,911	371,773	82,012	1,639,430,739	-	-	100.00	100.00
OCA S.A.	16,118	122,648	41,319	1,502,176,740	-	-	100.00	100.00
OCA Casa Financiera S.A.	20,801	43,642	2,146	646	-	-	100.00	100.00
ACO Ltda.	14	3,015	109	-	-	131	99.24	99.24

4.73

II - Composition of investments

	12/31/2012	12/31/2011
Investment in affiliates	2,144,095	1,684,423
Domestic	2,143,208	1,464,935
Serasa S.A.	-	271,636
Porto Seguro Itaú Unibanco Participações S.A. (1)	1,248,446	1,155,677
Tecnologia Bancária S.A.(1)	48,152	37,534
BSF Holding S.A . (Note 2a)	846,534	-
Other	76	88
Foreign	887	219,488
Banco BPI, S.A. (BPI) (Note 13j)	-	218,763
Other	887	725
Other investments	1,080,893	1,235,566
Investments through tax incentives	171,615	166,946
Equity securities	12,854	11,800
Shares and quotas	235,937	310,735
Interest in Instituto de Resseguros do Brasil - IRB	227,170	227,170
Other	433,317	518,915
(Allowance for loan losses)	(268,515)	(203,348)
Total	2,956,473	2,716,641

(1) For the purpose of accounting for participation in earnings, the position at 11/30/2012 was used, as provided in Circular Letter nº 1,963 of 05/23/1991, of BACEN;

III -  Equity in earnings of affiliates and other investments

	01/01 to 12/31/2012	01/01 to 12/31/2011
Investment in affiliates – Domestic	332,130	275,875
Investment in affiliates – Foreign (Note 15a II)	(101,660)	(342,744)
Dividends received from other investments	97,335	119,363
Other	7,570	(12,997)
Total	335,375	39,497

4.74

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

			CHANGES
	Annual depreciation/ amortization rates (%)	Balance at 12/31/2011	Acquisitions	Depreciation and amortization expenses	Disposals	Exchange variation	Other	Balance at 12/31/2012
REAL ESTATE IN USE (1)
REAL ESTATE IN USE (2)(3)		1,869,778	278,438	(78,428)	(181,399)	4,034	(68,707)	1,823,716
Land		1,113,371	53,028	-	(171,857)	1,457	(36,839)	959,160
Buildings		756,407	225,410	(78,428)	(9,542)	2,577	(31,868)	864,556
Cost		2,339,809	225,410	-	(15,267)	3,474	(81,576)	2,471,850
Accumulated depreciation	4	(1,583,402)	-	(78,428)	5,725	(897)	49,708	(1,607,294)
OTHER FIXED ASSETS (3)		3,417,220	1,634,624	(1,267,877)	(65,138)	25,432	(2,276)	3,741,985
Improvements		637,610	225,590	(263,426)	-	13,997	25,334	639,105
Cost		1,238,789	225,590	-	(244,632)	9,921	22,522	1,252,190
Accumulated depreciation	10	(601,179)	-	(263,426)	244,632	4,076	2,812	(613,085)
Installations		390,904	201,701	(67,889)	(259)	9,754	(20,477)	513,734
Cost		937,332	201,701	-	(9,992)	6,472	(264,002)	871,511
Accumulated depreciation	10 to 20	(546,428)	-	(67,889)	9,733	3,282	243,525	(357,777)
Furniture and equipment		487,065	138,863	(76,624)	(23,157)	(9,847)	(13,222)	503,078
Cost		848,022	138,863	-	(38,327)	(13,467)	(15,471)	919,620
Accumulated depreciation	10 to 20	(360,957)	-	(76,624)	15,170	3,620	2,249	(416,542)
EDP systems (4)		1,644,858	1,007,609	(800,890)	(38,173)	10,334	2,431	1,826,169
Cost		4,988,233	1,007,609	-	(504,157)	1,605	(3,227)	5,490,063
Accumulated depreciation	20 to 50	(3,343,375)	-	(800,890)	465,984	8,729	5,658	(3,663,894)
Other (communication, security and transportation)		256,783	60,861	(59,048)	(3,549)	1,194	3,658	259,899
Cost		549,504	60,861	-	(7,460)	1,219	3,531	607,655
Accumulated depreciation	10 to 20	(292,721)	-	(59,048)	3,911	(25)	127	(347,756)
TOTAL REAL ESTATE IN USE		5,286,998	1,913,062	(1,346,305)	(246,537)	29,466	(70,983)	5,565,701
Cost		12,015,060	1,913,062	-	(991,692)	10,681	(375,062)	12,572,049
Accumulated depreciation		(6,728,062)	-	(1,346,305)	745,155	18,785	304,079	(7,006,348)

 (1) There are no contractual commitments for purchase of new fixed assets;

(2) Includes amounts pledged in guarantee of voluntary deposits (Nota 12b);

(3) Includes the amount of R$ 2,043 related to attached real estate; fixed assets under construction in the amount of R$ 352,993, consisting of R$ 235,216 in real estate in use; R$ 65,779 in improvements, and R$ 51,998 in equipment;

(4) Includes lease contracts, mainly related to data processing equipment, which are accounted for as finance leases. Pursuant to this method, assets and liabilities are accounted for in the financial statements, and assets are depreciated consistently with the depreciation criteria usually adopted for own assets. These contracts amount to R$ 232,602 at 12/31/2012.

4.75

II) Goodwill

			CHANGES
	Amortization period	Balance at 12/31/2011	Acquisitions	Amortization expenses	Exchange Variation	Balance at 12/31/2012
GOODWILL (Notes 2b and 4j) (*)	10 years	95,691	19,511	(18,248)	4,470	101,424

 (*) At August 1, 2011, ITAÚ UNIBANCO HOLDING acquired 50% plus 1 share of capital of MCC Securities Inc (Cayman Islands) for R$ 50,748, of which R$ 48,415 for the equity interest and R$ 2,333 for the exclusivity right to act on the sale of MCC Securities business. The transaction gave rise to a goodwill of R$ 52,169 and this interest was proportionally consolidated in the financial statements of ITAÚ UNIBANCO HOLDING.

4.76

III) Intangible assets

			CHANGES
	Annual depreciation/ amortization rates (%)	Balance at 12/31/2011	Acquisitions	Depreciation and amortization expenses (2)	Impairment (4)	Disposals	Exchange variation	Other	Balance at 12/31/2012
INTANGIBLE ASSETS (1)
RIGHTS FOR ACQUISITION OF PAYROLL (3)		751,448	319,607	(368,737)	(3,276)	(638)	-	(201)	698,203
Cost		1,647,548	319,607	-	(3,276)	(498,583)	-	14,029	1,479,325
Accumulated amortization	Up to 9	(896,100)	-	(368,737)	-	497,945	-	(14,230)	(781,122)
OTHER INTANGIBLE ASSETS		3,058,364	1,455,266	(479,062)	(3,731)	(185,469)	25,279	20,214	3,890,861
Association for the promotion and offer of financial products and services		1,280,818	12,000	(134,171)	(3,731)	(24,073)	5,298	3,300	1,139,441
Cost		1,391,335	12,000	-	(3,731)	(94,673)	5,713	5,220	1,315,864
Accumulated amortization	Up to 5	(110,517)	-	(134,171)	-	70,600	(415)	(1,920)	(176,423)
Acquisition/Development of software		1,338,634	1,443,266	(267,030)	-	(161,391)	9,138	16,914	2,379,531
Cost		1,871,619	1,443,266	-	-	(355,178)	8,488	80,597	3,048,792
Accumulated amortization	20	(532,985)	-	(267,030)	-	193,787	650	(63,683)	(669,261)
Goodwill on Acquisition (Note 4k)		24,699	-	(9,211)	-	-	-	-	15,488
Cost		24,699	-	-	-	-	-	-	24,699
Accumulated amortization	Up to 6	-	-	(9,211)	-	-	-	-	(9,211)
Other intangible assets		414,213	-	(68,650)	-	(5)	10,843	-	356,401
Cost		589,133	-	-	-	(726)	21,660	-	610,067
Accumulated amortization	10 to 20	(174,920)	-	(68,650)	-	721	(10,817)	-	(253,666)
TOTAL INTANGIBLE ASSETS		3,809,812	1,774,873	(847,799)	(7,007)	(186,107)	25,279	20,013	4,589,064
Cost		5,524,334	1,774,873	-	(7,007)	(949,160)	35,861	99,846	6,478,747
Accumulated amortization		(1,714,522)	-	(847,799)	-	763,053	(10,582)	(79,833)	(1,889,683)

 (1) There are no contractual commitments for purchase of new intangible assets;

(2) Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.

(3) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits;

(4) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

4.77

NOTE 16 – STOCKHOLDERS’ EQUITY

a)	Shares

Capital comprises 4,570,936,100 book-entry shares with no par value, of which 2,289,286,400 are common and 2,281,649,700 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 45,000,000 (R$ 45,000,000 at 12/31/2011), of which R$ 31,159,313 (R$ 31,551.752 at 12/31/2011) refers to stockholders domiciled in the country and R$ 13,840,687 (R$ 13,448,248 at 12/31/2011) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	NUMBER
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2010	2,286,135,621	918,287,035	3,204,422,656
Residents abroad at 12/31/2010	3,150,854	1,363,362,709	1,366,513,563
Shares of capital stock at 12/31/2010	2,289,286,475	2,281,649,744	4,570,936,219
Cancellation of Shares – ESM of 04/25/2011 – Approved at 08/22/2011	(75)	(44)	(119)
Shares of capital stock at 12/31/2011 and 12/31/2012	2,289,286,400	2,281,649,700	4,570,936,100
Residents in Brazil at 12/31/2012	2,280,400,056	884,649,441	3,165,049,497
Residents abroad at 12/31/2012	8,886,344	1,397,000,259	1,405,886,603
Treasury shares at 12/31/2011 (*)	2,100	57,293,971	57,296,071	(1,663,562)
Purchase of treasury shares	-	4,300,000	4,300,000	(122,333)
Exercised – Granting of stock options	-	(5,783,920)	(5,783,920)	126,241
Disposals – Stock option plan	-	(3,255,812)	(3,255,812)	136,154
Treasury shares at 12/31/2012 (*)	2,100	52,554,239	52,556,339	(1,523,500)
Outstanding shares at 12/31/2012	2,289,284,300	2,229,095,461	4,518,379,761
Outstanding shares at 12/31/2011	2,289,284,300	2,224,355,729	4,513,640,029

(*) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below the average cost of treasury shares and their market price at December 31, 2012:

Cost/Market value	Common	Preferred
Minimum	-	27.25
Weighted average	-	28.45
Maximum	-	28.98
Treasury shares
Average cost	9.65	28.99
Market value	31.18	33.39

4.78

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.012 per share, and beginning with the payment made in April 2012, it was increased by 25% to R$ 0.015 per share, in accordance with the Board of Directors’ meeting of February 6, 2012.

I - Calculation

Net income	10,799,538
Adjustments:
(-) Legal reserve	(539,977)
Dividend calculation basis	10,259,561
Mandatory dividend	2,564,890
Dividend – paid/provided for	4,517,978	44.0%

II – Payments/Provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	1,971,513	(187,980)	1,783,533
Dividends - 2 monthly installments of R$ 0.012 per share paid in February and March 2012	108,332	-	108,332
Dividends - 9 monthly installments of R$ 0.015 per share paid from April to December 2012	609,978	-	609,978
Interest on capital - R$ 0.2774 per share, paid on 08/15/2012	1,253,203	(187,980)	1,065,223

Declared up to December 31, 2012 (Recorded in Other Liabilities – Social and Statutory)	1,477,431	(211,449)	1,265,982
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2013	67,768	-	67,768
Interest on capital - R$ 0.3120 per share, credited on December 28, 2012 to be paid until April 30, 2013	1,409,663	(211,449)	1,198,214

Declared after December 31, 2012 (Recorded in Revenue Reserves – Unrealized profits)	1,727,604	(259,141)	1,468,463
Interest on capital - R$ 0.3824 per share, to be paid until April 30, 2013	1,727,604	(259,141)	1,468,463

Total from 01/01 to 12/31/2012 - R$ 1.0000 net per share	5,176,548	(658,570)	4,517,978
Total from 01/01 to 12/31/2011 - R$ 0.9727 net per share	5,054,023	(660,216)	4,393,807

4.79

c)	Capital and revenue reserves

	12/31/2012	12/31/2011
CAPITAL RESERVES	843,694	763,413
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638 and Share-based instruments	559,077	478,796
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
REVENUE RESERVES	39,993,495	34,422,444
Legal	4,388,003	3,848,025
Statutory:	33,877,888	28,727,496
Dividends equalization (1)	11,116,729	8,576,671
Working capital increase (2)	9,834,620	8,749,186
Increase in capital of investees (3)	12,926,539	11,401,639
Unrealized profits (4)	1,727,604	1,846,923

(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation;
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations;
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees;
(4)	Refers to Interest on Capital declared after December 31, 2012, in compliance with BACEN Circular Letter nº 3.516, of july 21, 2011.

d)	Conciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 12/31/2012	01/01 to 12/31/2011	12/31/2012	12/31/2011
ITAÚ UNIBANCO HOLDING	10,799,538	11,890,196	85,820,578	78,383,153
Amortization of goodwill	2,794,402	2,730,425	(4,241,418)	(7,035,820)
Purchase of additional interest from minority stockholders – Redecard (Note 2c)	-	-	(7,359,551)	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	13,593,940	14,620,621	74,219,609	71,347,333

4.80

e)	Minority interest in subsidiaries

	Stockholders’ equity		Results
	12/31/2012	12/31/2011	01/01 to 12/31/2012	01/01 to 12/31/2011
Unibanco Participações Societárias S.A. (1)	-	-	-	(36,476)
Itau Bank, Ltd. (2)	807,189	740,703	-	-
Redecard S.A. (Note 2c)	-	793,779	(520,838)	(705,252)
Biu Participações S.A. (Note 13j)	-	103,659	(23,314)	(34,510)
Itaú Gestão de Ativos S.A.	55,515	62,390	(1,996)	(3,034)
Biogeração de Energia S.A.	11,425	11,440	(1,935)	9,083
Investimentos Bemge S.A.	19,756	18,738	(1,028)	(1,266)
Other	8,888	10,517	(4,881)	(6,020)
Total	902,773	1,741,226	(553,992)	(777,475)

(1)	On July 28, 2011, Dibens Leasing S.A. Arrendamento Mercantil, subsidiary of ITAÚ UNIBANCO HOLDING acquired minority interest in subsidiaries of Unibanco Participações Societárias for the amount of R$ 1,226,847.
(2)	Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a..

4.81

f)	Stock Option Plan

I – Purpose and Guidelines of the Plan

The ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or partner options, personal, not pledgeable or transferable, which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total quantity, the beneficiaries, the type of option, the life of the option under each series, which may range from a minimum of 5 and a maximum of 10 years, and the vesting period for exercising the options and the period the acquired shares are unavailable due to the exercise of the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

Currently, ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN only by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

II - Characteristics of the Programs

II.I – Simple Options

Prior Programs

Before the merger, Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the committee. Options are no longer granted under this model.

Post-Merger Program

The eligible beneficiaries of the program are granted simple options, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or, alternatively, subject to the positive or negative adjustment of up to 20%. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

II.II – Partners Plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period of 3 to 5 years and they are subject to market fluctuation. At the time they acquire own shares and/or share-based instruments, Partner Options are granted in accordance with the classification of executives. Vesting period of Partners Options or share-based instruments is from 1 to 7 years. Share-based instruments and Partner options are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of amounts in legal tender during the exercise.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

4.82

Title to the shares received after the vesting period of the Partners Options should be held, without any liens or encumbrances, for periods from 5 to 8 years, counted from the date of acquisition of own shares.

The weighted average fair value of the Share-Based Instruments at the granting date was estimated for the shares purchased in the period ended December 31, 2012 – R$ 36.00 per share (at December 31, 2011 - R$ 37.00 per share).

The fair value of the Share-Based Instruments is the market price quoted at the granting date for preferred shares of ITAÚ UNIBANCO HOLDING less the cash price paid by the beneficiaries. Amount received for the purchase of Share-Based Instruments for the period ended December 31, 2012 - R$ 50,361 (at December 31, 2011 - R$ 48,489).

Summary of Changes in the Plan

				Restated	Exercised options		Number of shares
Granting		Vesting period	Exercise	exercise	Weighted average	Weighted average	Prior balance			Forfeited (*) /	To be exercised
No.	Date	until	until	price (R$ 1)	exercise price	market price	12/31/2011	Granted	Exercised	Cancelled	at 12/31/2012

Simple Options
11th	2/21/2005	12/31/2009	12/31/2012	20.27	19.79	33.68	937,275	-	(937,275)	-	-
11th	8/6/2007	12/31/2009	12/31/2012	20.27	19.79	33.68	11,357	-	(11,357)	-	-
12th	2/21/2006	12/31/2010	12/31/2013	30.15	28.25	37.00	6,854,365	-	(1,946,485)	-	4,907,880
12th	8/6/2007	12/31/2010	12/31/2013	30.15	-	-	15,867	-	-	-	15,867
16th	8/10/2009	12/31/2010	12/31/2014	34.28	-	-	874,167	-	-	-	874,167
34th	3/21/2007	3/21/2011	3/20/2012	37.27	-	-	75,901	-	-	(75,901)	-
35th	3/22/2007	3/22/2011	3/21/2012	38.95	-	-	29,518	-	-	(29,518)	-
36th	5/14/2008	5/14/2011	5/13/2012	46.72	-	-	25,301	-	-	(25,301)	-
30th	7/4/2006	7/4/2011	7/3/2012	29.90	-	-	52,707	-	-	(52,707)	-
33rd	8/30/2006	8/30/2011	8/29/2012	33.36	32.70	38.42	21,083	-	(21,083)	-	-
13th	2/14/2007	12/31/2011	12/31/2014	38.39	35.91	38.32	7,732,975	-	(344,650)	(1,145,825)	6,242,500
13th	8/6/2007	12/31/2011	12/31/2014	38.39	-	-	30,649	-	-	-	30,649
13th	10/28/2009	12/31/2011	12/31/2014	38.39	-	-	45,954	-	-	-	45,954
34th	3/21/2007	3/21/2012	3/20/2013	39.00	-	-	75,901	-	-	-	75,901
35th	3/22/2007	3/22/2012	3/21/2013	38.95	-	-	29,514	-	-	-	29,514
36th	5/14/2008	5/14/2012	5/13/2013	48.46	-	-	25,300	-	-	-	25,300
17th	9/23/2009	9/23/2012	12/31/2014	39.61	-	-	29,551	-	-	-	29,551
14th	2/11/2008	12/31/2012	12/31/2015	44.27	-	-	9,266,066	-	-	(2,097,144)	7,168,922
14th	5/5/2008	12/31/2012	12/31/2015	44.27	-	-	20,625	-	-	-	20,625
14th	10/28/2009	12/31/2012	12/31/2015	44.27	-	-	45,954	-	-	-	45,954
Total options to be exercised					26.63	36.18	26,200,030	-	(3,260,850)	(3,426,396)	19,512,784
36th	5/14/2008	5/14/2013	5/13/2014	48.46	-	-	25,300	-	-	-	25,300
15th	3/3/2009	12/31/2013	12/31/2016	28.95	27.12	35.16	14,114,940	-	(1,452,840)	(21,340)	12,640,760
15th	10/28/2009	12/31/2013	12/31/2016	28.95	-	-	45,954	-	-	-	45,954
18th	4/17/2010	12/31/2014	12/31/2017	47.02	-	-	6,052,223	-	-	(119,229)	5,932,994
18th	5/11/2010	12/31/2014	12/31/2017	47.02	-	-	1,163,919	-	-	(49,928)	1,113,991
37th	4/19/2011	12/31/2015	12/31/2018	45.93	-	-	9,769,432	-	-	(167,211)	9,602,221
37th	1/13/2012	12/31/2015	12/31/2018	45.93	-	-	-	15,383	-	-	15,383
38th	1/13/2012	12/31/2016	12/31/2019	34.35	-	-	-	15,097	-	-	15,097
38th	4/27/2012	12/31/2016	12/31/2019	34.35	-	-	-	10,373,657	-	(40,264)	10,333,393
Total options outstanding					27.12	35.16	31,171,768	10,404,137	(1,452,840)	(397,972)	39,725,093
Total simple options					26.78	35.87	57,371,798	10,404,137	(4,713,690)	(3,824,368)	59,237,877

Partners Options
4th	3/3/2008	3/3/2011	-	-	-	-	39,906	-	-	(39,906)	-
5th	9/3/2008	9/3/2011	-	-	-	-	46,710	-	-	(46,710)	-
6th	3/6/2009	3/6/2012	-	-	-	35.90	719,023	-	(681,490)	(37,533)	-
7th	6/19/2009	3/6/2012	-	-	-	35.90	79,446	-	(79,446)	-	-
1st	9/3/2007	9/3/2012	-	-	-	32.05	309,508	-	(309,294)	(214)	-
3rd	2/29/2008	9/3/2012	-	-	-	-	33,474	-	-	-	33,474
Total options to be exercised						34.79	1,228,067	-	(1,070,230)	(124,363)	33,474
4th	3/3/2008	3/3/2013	-	-	-	-	388,432	-	-	(15,488)	372,944
8th	8/17/2010	8/16/2013	-	-	-	-	339,632	-	-	(11,120)	328,512
9th	8/30/2010	8/16/2013	-	-	-	-	329,711	-	-	(7,750)	321,961
11th	9/30/2010	8/16/2013	-	-	-	-	17,717	-	-	-	17,717
5th	9/3/2008	9/3/2013	-	-	-	-	449,442	-	-	(26,875)	422,567
10th	9/30/2010	9/29/2013	-	-	-	-	1,862,409	-	-	(48,015)	1,814,394
17th	6/14/2012	2/27/2014	-	-	-	-	-	7,791	-	-	7,791
12th	2/28/2011	2/28/2014	-	-	-	-	1,558,584	-	-	(28,176)	1,530,408
6th	3/6/2009	3/6/2014	-	-	-	-	704,604	-	-	(45,197)	659,407
7th	6/19/2009	3/6/2014	-	-	-	-	79,445	-	-	-	79,445
14th	11/4/2011	8/18/2014	-	-	-	-	509	-	-	-	509
17th	6/14/2012	8/18/2014	-	-	-	-	-	2,527	-	-	2,527
13th	8/19/2011	8/19/2014	-	-	-	-	706,397	-	-	(19,628)	686,769
17th	6/14/2012	2/23/2015	-	-	-	-	-	8,187	-	-	8,187
15th	2/24/2012	2/24/2015	-	-	-	-	-	1,583,044	-	(10,952)	1,572,092
16th	2/24/2012	2/24/2015	-	-	-	-	-	69,156	-	-	69,156
8th	8/17/2010	8/16/2015	-	-	-	-	338,923	-	-	(11,508)	327,415
9th	8/30/2010	8/16/2015	-	-	-	-	329,152	-	-	(7,928)	321,224
11th	9/30/2010	8/16/2015	-	-	-	-	17,712	-	-	-	17,712
10th	9/30/2010	9/29/2015	-	-	-	-	1,858,518	-	-	(50,048)	1,808,470
17th	6/14/2012	2/27/2016	-	-	-	-	-	7,790	-	-	7,790
12th	2/28/2011	2/28/2016	-	-	-	-	1,557,215	-	-	(29,532)	1,527,683
14th	11/4/2011	8/18/2016	-	-	-	-	508	-	-	-	508
17th	6/14/2012	8/18/2016	-	-	-	-	-	2,527	-	-	2,527
13th	8/19/2011	8/19/2016	-	-	-	-	706,338	-	-	(20,011)	686,327
17th	6/14/2012	2/23/2017	-	-	-	-	-	8,186	-	-	8,186
15th	2/24/2012	2/24/2017	-	-	-	-	-	1,582,979	-	(11,248)	1,571,731
16th	2/24/2012	2/24/2017	-	-	-	-	-	69,151	-	-	69,151
Total options outstanding					-	-	11,245,248	3,341,338	-	(343,476)	14,243,110
Total Partners Options					-	34.79	12,473,315	3,341,338	(1,070,230)	(467,839)	14,276,584

TOTAL SIMPLE/PARTNERS OPTIONS					26.78	35.67	69,845,113	13,745,475	(5,783,920)	(4,292,207)	73,514,461

 (*) Refers to the non exercise due to the beneficiary’s option.

4.83

Summary of Changes in the Share-Based Instruments

No.	Vesting period		Prior balance 12/31/2011	New	Converted into shares	Cancelled	Balance at 12/31/2012
1st	8/17/2010	8/16/2012	110,588	-	(109,069)	(1,519)	-
1st	8/17/2010	8/16/2013	110,577	-	-	(3,206)	107,371
1st	8/30/2010	8/16/2012	10,216	-	(10,216)	-	-
1st	8/30/2010	8/16/2013	10,212	-	-	-	10,212
1st	9/30/2010	8/16/2012	3,971	-	(3,971)	-	-
1st	9/30/2010	8/16/2013	3,970	-	-	-	3,970
2nd	9/30/2010	9/29/2012	424,163	-	(412,329)	(11,834)	-
2nd	9/30/2010	9/29/2013	424,154	-	-	(11,834)	412,320
3rd	2/28/2011	2/27/2011	444,040	-	(444,040)	-	-
3rd	2/28/2011	2/27/2012	444,030	-	-	(8,679)	435,351
3rd	2/28/2011	2/27/2013	444,020	-	-	(8,678)	435,342
4th	2/24/2012	2/24/2013	-	468,852	-	(4,671)	464,181
4th	2/24/2012	2/24/2014	-	468,836	-	(4,671)	464,165
4th	2/24/2012	2/24/2015	-	468,821	-	(4,671)	464,150
Total			2,429,941	1,406,509	(979,625)	(59,763)	2,797,062

No.	Vesting period		Balance at 12/31/2010	New	Converted into shares	Cancelled	Balance at 12/31/2011
1st	8/17/2010	8/16/2011	114,980	-	(110,598)	(4,382)	-
1st	8/17/2010	8/16/2012	114,969	-	-	(4,381)	110,588
1st	8/17/2010	8/16/2013	114,958	-	-	(4,381)	110,577
1st	8/30/2010	8/16/2011	10,221	-	(10,221)	-	-
1st	8/30/2010	8/16/2012	10,216	-	-	-	10,216
1st	8/30/2010	8/16/2013	10,212	-	-	-	10,212
1st	9/30/2010	8/16/2011	3,972	-	(3,972)	-	-
1st	9/30/2010	8/16/2012	3,971	-	-	-	3,971
1st	9/30/2010	8/16/2013	3,970	-	-	-	3,970
2nd	9/30/2010	9/29/2011	424,172	-	(424,172)	-	-
2nd	9/30/2010	9/29/2012	424,163	-	-	-	424,163
2nd	9/30/2010	9/29/2013	424,154	-	-	-	424,154
3rd	2/28/2011	2/27/2011	-	444,040	-	-	444,040
3rd	2/28/2011	2/27/2012	-	444,030	-	-	444,030
3rd	2/28/2011	2/27/2013	-	444,020	-	-	444,020
Total			1,659,958	1,332,090	(548,963)	(13,144)	2,429,941

4.84

III – Fair Value and Economic Assumptions for Cost Recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for Simple Options and the Black & Scholes method for Partners Options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date;

Expected dividends: the average annual return rate for the last three years of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan;

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

Granting		Vesting period	Exercise	Price of underlying	Fair	Expected	Risk-free	Expected
No.	Date	until	period until	asset	value	dividends	interest rate	volatility

Simple Options
37th	1/13/2012	12/31/2015	12/31/2018	35.50	8.85	2.97%	5.25%	30.32%
38th	1/13/2012	12/31/2016	12/31/2019	35.50	12.45	2.97%	5.25%	30.32%
38th	4/27/2012	12/31/2016	12/31/2019	29.70	7.82	3.02%	3.91%	29.93%

Partners Options (*)
15th	2/24/2012	2/24/2015	-	36.00	32.94	2.97%	-	-
15th	2/24/2012	2/24/2017	-	36.00	31.04	2.97%	-	-
16th	2/24/2012	2/24/2015	-	36.00	32.94	2.97%	-	-
16th	2/24/2012	2/24/2017	-	36.00	31.04	2.97%	-	-
17th	6/14/2012	8/18/2014	-	29.57	27.69	3.02%	-	-
17th	6/14/2012	2/27/2014	-	29.57	28.08	3.02%	-	-
17th	6/14/2012	2/23/2015	-	29.57	27.26	3.02%	-	-
17th	6/14/2012	8/18/2016	-	29.57	26.06	3.02%	-	-
17th	6/14/2012	2/27/2016	-	29.57	26.44	3.02%	-	-
17th	6/14/2012	2/23/2017	-	29.57	25.65	3.02%	-	-

 (*) The fair value of option is measured based on the fair value of Itaú Unibanco share at the granting date.

IV - Accounting Effects Arising from Options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect of Income for the period from January 1 to December 31, 2012 was R$ (176,749) (R$ (162,663) from January 1 to December 31, 2011), as contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 16 c).

In the Stockholders’ Equity, the effect was as follows:

	12/31/2012	12/31/2011
Amount received for the sale of shares – exercised options	208,603	353,036
(-) Cost of treasury shares sold	(262,395)	(267,653)
(+) Write-off of cost recognized of exercised options	122,622	(6,016)
Effect on sale (*)	68,830	79,367

(*) Recorded in revenue reserves.

4.85

NOTE 17 – RELATED PARTIES

a)	Transactions between related parties are disclosed in compliance with CVM Resolution No. 642, of October 7, 2010, and CMN Resolution No. 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING;.

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•	Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube A, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j.

•	Investments in Porto Seguro Itaú Unibanco Participações S.A., SERASA S.A. and BSF Holding S.A..

Additionally, there are operations with jointly controlled entities, particularly Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento (Note 2c), FIC Promotora de Vendas Ltda. and Ponto Frio Leasing S.A. Arrendamento Mercantil.

4.86

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
	ASSETS/(LIABILITIES)		REVENUE/(EXPENSE)			ASSETS/(LIABILITIES)		REVENUE/(EXPENSES)
	12/31/2012	12/31/2011	01/01 to 12/31/2012	01/01 to 12/31/2011	Annual rate	12/31/2012	12/31/2011	01/01 to 12/31/2012	01/01 to 12/31/2011
Interbank investments	33,506,163	32,083,528	2,862,306	2,621,324		1,604,146	1,836,298	144,241	189,841
Itaú Unibanco S.A.	27,236,575	26,289,384	2,479,676	2,310,797		-	-	-	-
Grand Cayman Branch	6,269,588	5,794,144	382,630	310,527		-	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-	103% of CDI 7,25% to 13,79% pre-fixed average 7,95% pre-fixed	614,125	618,853	47,561	56,483
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	235,967	14,249	31,097
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-	103% of CDI	990,021	981,478	82,431	102,261
Securities and Derivative financial instruments	10,414,705	-	264,311	(183)		-	-	-	-
Grand Cayman Branch	10,414,705	-	264,311	-		-	-	-	-
Itaú Unibanco S.A.	-	-	-	(183)		-	-	-	-
Deposits	-	(4,832,444)	(392,436)	(445,936)		(3,319)	(76,573)	(1,958)	-
Itaú Unibanco S.A.	-	(4,832,444)	(392,436)	(445,936)		-	-	-	-
Duratex S.A.	-	-	-	-		(2,182)	(1,596)	(1,333)	-
Elekeiroz S.A.	-	-	-	-		-	-	(317)	-
Porto Seguro S.A.	-	-	-	-		(1,053)	-	(14)	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-		(73)	(56,804)	(186)	-
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	(18,055)	(92)	-
Banco Investcred Unibanco S.A.	-	-	-	-		-	(15)	(1)	-
Other	-	-	-	-		(11)	(103)	(15)	-
Securities sold under repurchase agreements	-	-	-	-		(53,216)	(100,494)	(6,522)	(20,865)
Duratex S.A.	-	-	-	-	100% of SELIC	(10,784)	-	(2,200)	(4,031)
Elekeiroz S.A.	-	-	-	-		-	-	(832)	(3,214)
Itautec S.A.	-	-	-	-	100% of SELIC	(2,051)	-	-	-
FIC Promotora de Venda Ltda.	-	-	-	-	100% of SELIC	(18,198)	(6,078)	(923)	(782)
Facilita Promotora S.A.	-	-	-	-	100% of SELIC	(1,586)	(7,373)	(175)	(717)
Olimpia Promoção e Serviços S.A.	-	-	-	-	100% of SELIC	(1,929)	(2,319)	(118)	(450)
Banco Investcred Unibanco S.A.	-	-	-	-	100% of SELIC	(18,622)	(14,271)	(1,569)	(1,421)
Maxfácil Participações S.A	-	-	-	-		-	(63,753)	-	(6,662)
Porto Seguro S.A.	-	-	-	-		-	-	-	(32)
Other	-	-	-	-		(46)	(6,700)	(705)	(3,556)
Amounts receivable from (payable to) related companies	(339)	(3,939)	-	-		(116,172)	(95,680)	-	-
Itaú Unibanco S.A.	-	(3,557)	-	-		-	-	-	-
Itaú Corretora de Valores S. A.	(339)	(382)	-	-		-	-	-	-
Itaúsa Investimentos Itaú S.A.	-	-	-	-		-	82	-	-
Porto Seguro S.A.	-	-	-	-		11,865	10,925	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-		(3,937)	(4)	-	-
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	(1,098)	-	-
Olimpia Promoção e Serviços S.A.	-	-	-	-		(1,001)	(173)	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-		(4,751)	(520)	-	-
Fundação Itaubanco	-	-	-	-		1,422	1,254	-	-
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-		273	279	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG	-	-	-	-		(6,422)	(8,688)	-	-
Fundação BEMGEPREV	-	-	-	-		(8,556)	(3,193)	-	-
UBB Prev Previdência Complementar	-	-	-	-		(25,468)	(18,712)	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	-	-	-	-		(80,602)	(76,110)	-	-
Other	-	-	-	-		1,005	278	-	-
Banking service fees (expenses)	-	-	(3,235)	(4,824)		-	-	57,057	(15,673)
Itaú Corretora de Valores S. A.	-	-	(3,235)	(4,782)		-	-	-	-
Fundação Itaubanco	-	-	-	-		-	-	25,086	21,160
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-		-	-	5,056	4,863
UBB Prev Previdência Complementar	-	-	-	-		-	-	-	1,358
Itaúsa Investimentos S.A.	-	-	-	-		-	-	1,051	1,141
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	-	920	(20,133)
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	-	200	(2,292)
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-		-	-	5	-
Olimpia Promoção e Serviços S.A.	-	-	-	-		-	-	(12,341)	-
Porto Seguro S.A.	-	-	-	-		-	-	32,265	(25,889)
Other	-	-	-	(42)		-	-	4,815	4,119
Rent revenues (expenses)	-	-	(248)	(226)		-	-	(37,317)	(37,422)
Itaúsa Investimentos S.A.	-	-	(49)	(16)		-	-	-	-
Itaú Seguros S.A.	-	-	(152)	(161)		-	-	-	-
Fundação Itaubanco	-	-	-	-		-	-	(27,108)	(26,536)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-		-	-	(10,004)	(9,566)
Other	-	-	(47)	(49)		-	-	(205)	(1,320)
Donation expenses	-	-	-	-		-	-	(71,523)	(57,110)
Instituto Itaú Cultural	-	-	-	-		-	-	(68,700)	(56,400)
Associação Clube A	-	-	-	-		-	-	(2,823)	(430)
Fundação Itaú Social	-	-	-	-		-	-	-	(280)
Data processing expenses	-	-	-	-		-	-	(270,433)	(314,651)
Itautec S.A.	-	-	-	-		-	-	(270,433)	(314,651)
Non-Operating Income	-	-	-	-		-	-	-	48,088
Itaúsa Investimentos S.A.	-	-	-	-		-	-	-	48,088

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for Apportionment of Common Costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ 7.838 (R$ 7,983 from 01/01 to 12/31/2011) in view of the use of common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;
b)	any entity controlled by the Institution; or
c)	any entity of which the bank directly or indirectly holds at least 10% of capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding made regular donations to Fundação Itaú Social, a philanthropic foundation which objectives are: to create "Programa Itaú Social", aimed at coordinating activities that are of the community’s interest, support and develop social, scientific and cultural projects, mainly in the elementary education and health areas; support projects or initiatives in progress, maintained or sponsored by entities qualifying to work, according to "Programa Itaú Social". In addition, Itaú Unibanco is the founding partner and sponsor of Instituto Itaú Cultural - IIC, an entity which objective is to promote and preserve the Brazilian cultural heritage.

4.87

b)	Compensation of Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING management members are as follows:

	01/01 to 12/31/2012	01/01 to 12/31/2011
Compensation	243,708	270,993
Board of Directors	8,028	4,798
Management members	235,680	266,195
Profit sharing	159,026	191,923
Board of Directors	1,500	1,000
Management members	157,526	190,923
Contributions to pension plans	7,738	5,018
Board of Directors	4	163
Management members	7,734	4,855
Stock option plan – Management members	163,384	149,629
Total	573,856	617,563

Information related to the granting of the stock option plan, benefits to employees and post-employment is detailed in Notes 16f IV and 19, respectively.

4.88

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (1)
	BOOK VALUE		MARKET		Results		Stockholders’ equity
	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Interbank deposits	23,825,593	27,820,434	23,852,897	27,848,688	27,304	28,254	27,304	28,254
Securities and derivative financial instruments	276,173,858	187,880,424	277,479,525	188,477,270	4,098,597	1,326,216	1,305,667	596,846
Adjustment of available-for-sale securities					2,783,142	718,599	-	-
Adjustment of held-to-maturity securities					1,315,455	607,617	1,305,667	596,846
Loan, lease and other credit operations	338,540,001	319,711,055	340,643,977	320,341,022	2,103,976	629,967	2,103,976	629,967
Investments (2)
BM&FBovespa	20,900	58,107	219,543	441,205	198,643	383,098	198,643	383,098
BPI (3)	-	218,763	-	218,763	-	(413,087)	-	-
Cetip S.A.	291	291	11,527	12,235	11,236	11,944	11,236	11,944
Porto Seguro Itaú Unibanco Participações S.A. (4)	1,248,446	1,155,677	2,308,891	2,093,631	1,060,445	937,954	1,060,445	937,954
Serasa S.A.	-	271,636	-	1,252,447	-	980,811	-	980,811
Parent company	-	179,701	-	1,160,512	-	980,811	-	980,811
Minority stockholders (5)	-	91,935	-	91,935	-	-	-	-
Fundings and borrowings (6)	203,016,719	219,234,287	203,338,573	219,425,572	(321,854)	(191,285)	(321,854)	(191,285)
Subordinated debt (Note 10f)	55,179,314	39,715,187	56,237,389	39,879,597	(1,058,075)	(164,410)	(1,058,075)	(164,410)
Treasury shares	1,523,500	1,663,562	1,754,852	1,947,479	-	-	231,352	283,917
Total unrealized					6,120,272	3,529,462	3,558,694	3,497,096

(1) This does not consider the corresponding tax effects.

(2) Starting December 2011, Redecard is no longer disclosed since it is an investment in subsidiary.

(3) Unrealized result, considers adjustments to market value of available-for-sale securities.

(4) Parent company of Porto Seguro S.A.

(5) The investment held by minority stockholders does not affect the result of ITAÚ UNIBANCO HOLDING.

(6) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

4.89

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturity over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•	Investments - in companies BPI, BM&FBOVESPA, CETIP and Porto Seguro at the share value in stock exchanges and Serasa S.A. based on the historical average of Price/Income ratio of its parent company.

•	Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

4.90

NOTE 19 – BENEFITS TO EMPLOYEES

Pursuant to CVM Resolution No. 600, dated October 7, 2009, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit and variable contribution plans, which basic purpose is granting benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation.

Employees hired until July 31, 2002, who come from Itaú, and until February 27, 2009, who come from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A..

a) Description of the Plans

The plans’ assets are invested in separate funds, with the exclusive purpose of providing benefits to eligible employees, and they are maintained independently from ITAÚ UNIBANCO HOLDING. These funds are maintained by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)
Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2)
Redecard Supplementary Plan (3) (4)
UBB-PREV - Previdência Complementar	UBB PREV Defined Benefit Plan (1) (5)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan;

(4) Redecard Pension Plan was changed in January 2011 from Defined Benefit - BD to Defined Contribution - CD, with adhesion of 95% of employees. This plan enables the employee to contribute monthly with a defined percentage to be deducted from the monthly compensation and, additionally, the company contributes with 100% of the option chosen by the employees, limited to 9% of their income.

(5) Plan arising from the process of merging the IJMS Plan by the Basic Plan, both managed by UBB Prev, approved by the Superintendency of Supplementary Social Security(PREVIC) on December 28, 2012.

4.91

b) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	2012	2011
Discount rate (1)	8.16% p.a.	9.72% p.a.
Expected return rate on assets (1)	8.16 % p.a.	11.32% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Exp. 2008/2010	Itaú Exp. 2008/2010
Future salary growth	7.12 % p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The Discount Rate and Expected Return Rate on Assets assumptions were changed in order to be consistent with the economic scenario observed at the balance sheet date.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables. The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

The basic difference between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities that manage them, is the actuarial method. For this purpose, the Bank adopts the aggregate method, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II –Management of defined benefit plan assets

The purpose of the management of the funds from the closed-end private pension entities is the long-term balance between social security assets and liabilities by exceeding the actuarial goals.

As regards the assets guaranteeing mathematical reserves, management should ensure the payment capacity of benefits in the long-term by preventing the risk of mismatching assets and liabilities by pension plan.

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At December 31, 2012 the allocation of plan assets and the allocation target for 2013, by type of asset, are as follows:

			% Allocation
Types	At 12/31/2012	At 12/31/2011	12/31/2012	12/31/2011	2013 Target
Fixed income securities	13,736,179	10,341,420	91.14%	87.84%	53% a 100%
Variable income securities	763,373	1,051,130	5.07%	8.93%	0% a 20%
Structured investments	15,708	13,511	0.10%	0.12%	0% a 10%
Foreign Investments	-	-	0.00%	0.00%	0% a 5%
Real estate	531,445	344,012	3.53%	2.92%	0% a 7%
Loans to participants	25,497	22,854	0.17%	0.19%	0% a 5%
Total	15,072,202	11,772,927	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 589,463 (R$ 530,721 at 12/31/2011), and real estate rented to Group companies, with a fair value of R$ 497,884 (R$ 298,169 at 12/31/2011).

The expected income from defined benefit plan assets is based on projections of returns for each of the segments detailed above. For the fixed-income segment, the adopted interest rates were taken from long-term securities included in the portfolios, and the interest rates practiced in the market at the closing of the balance sheet. For the variable-income segment, conservative expectations of annual returns were adopted. For the real estate segment, the cash inflows of expected rental payments for the following 12 months were adopted. For all segments, the basis adopted was the portfolio positions at the balance sheet date.

III- Net amount recognized in the balance sheet

We present below the calculation of the net amount recognized in the balance sheet:

	12/31/2012	12/31/2011
1 - Net assets of the plans	15,072,202	11,772,927
2 - Actuarial liabilities	(12,905,894)	(10,413,448)
3- Surplus (1-2)	2,166,308	1,359,479
4- Asset restriction (*)	(2,137,207)	(1,262,610)
5 - Net amount recognized in the balance sheet (3-4)	29,101	96,869
Amount recognized in Assets	486,865	342,241
Amount recognized in Liabilities	(457,764)	(245,372)

(*) Corresponds to the excess of present value of the available economic benefit, in conformity with item 58 of CVM Resolution No. 600.

In conformity with the exemption set forth in CVM Resolution No. 647, of December, 02, 2010, gains and losses accumulated to 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments. The actuarial gains and losses for the period from 01/01 to 12/31/2012 were recognized in Results under Personnel expenses.

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IV - Change in net assets, actuarial liabilities, and surplus

	12/31/2012			12/31/2011
	Net assets	Actuarial liabilities	Surplus	Net assets	Actuarial liabilities	Surplus
Present value – beginning of the period	11,772,927	(10,413,448)	1,359,479	11,167,828	(9,815,180)	1,352,648
Inclusion of Redecard Plan	-	-	-	60,817	(55,897)	4,920
Inclusion of Itaú Plan	-	-	-	11,748	(13,181)	(1,433)
Effects of partial spin-off of Redecard (1)	-	-	-	(43,595)	42,357	(1,238)
Expected return on assets (2)	1,302,486	-	1,302,486	1,341,662	-	1,341,662
Cost of current service	-	(84,427)	(84,427)	-	(91,529)	(91,529)
Cost of interest	-	(984,956)	(984,956)	-	(929,862)	(929,862)
Benefits paid	(670,890)	670,890	-	(600,493)	600,493	-
Contributions of sponsor	57,384	-	57,384	41,920	-	41,920
Contributions of participants	15,277	-	15,277	9,300	-	9,300
Actuarial gain/(loss) (2) (3) (4)	2,595,018	(2,093,953)	501,065	(216,260)	(150,649)	(366,909)
Present value – end of the period	15,072,202	(12,905,894)	2,166,308	11,772,927	(10,413,448)	1,359,479

(1) During 2011, ITAÚ UNIBANCO HOLDING carried out the process of migrating participants of the Redecard Retirement Plan, structured as a defined benefit plan and subject to this disclosure of results, to the Redecard Pension Plan, structured as a defined contribution plan. For those participants migrating to the Redecard Pension Plan, the future benefits started to be accumulated under he defined contribution model and, therefore, there was no replacement by a benefit of a similar nature.

(2) Gains/losses recorded in Net Assets correspond to the income earned above/below the expected return rate of assets.

(3) At December 31, 2012 losses in Actuarial Liabilities basically correspond to the effects arising from the change in the Interest Rate assumption (from 9.72% to 8.16%).

(4) The actual return on assets amounted to R$ 3,897,504 (R$ 1,125,402 at 12/31/2011).

The history of actuarial gains and losses is as follows:

	12/31/2012	12/31/2011
Net assets of the plans	15,072,202	11,772,927
Actuarial liabilities	(12,905,894)	(10,413,448)
Surplus	2,166,308	1,359,479
Experience adjustments in net assets	2,595,018	(216,260)
Experience adjustments in actuarial liabilities	(2,093,953)	(150,649)

V- Total revenue (expenses) recognized in income for the period

Total expenses recognized in defined benefit plans include components, as follows:

	12/31/2012	12/31/2011
Cost of current service	(84,427)	(91,529)
Cost of interest	(984,956)	(929,862)
Expected return on the plan assets	1,302,486	1,341,662
Effects of partial spin-off of Redecard	-	(1,238)
Effect on asset restriction	(874,597)	(153,931)
Gain/(loss) for the period	501,065	(366,909)
Contributions of participants	15,277	9,300
Total revenue (expenses) recognized in income for the period	(125,152)	(192,507)

During the period, contributions made totaled R$ 57,384 (R$ 41,920 at December 31, 2011). The contribution rate increases based on the beneficiary’s salary.

In 2013, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING is R$ 35,494.

We present below the estimated benefit payments for the next 10 years:

Period	Estimated payment
2013	708,111
2014	740,621
2015	761,722
2016	783,866
2017	806,162
2018 to 2022	4,399,475

c)	Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

At December 31, 2012 the amount recognized in assets is R$ 2,327,995 (R$ 1,443,186 at 12/31/2011).

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Total revenue recognized in defined contribution plans includes the following components:

	12/31/2012	12/31/2011
Contributions	(145,852)	(143,553)
Gain/(Loss) in Plan Assets	1,035,119	149,850
Effect on asset restriction	(4,458)	267,722
Total revenue recognized in income for the period	884,809	274,019

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated until 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments. The actuarial gains and losses for the period from 01/01 to 12/31/2012 were recognized in Results under Personnel expenses.

In the period, contributions to the defined contribution plans, including PGBL, totaled R$ 195,904 (R$ 192,631 at 12/31/2011), of which R$ 145,852 (R$ 143,553 at 12/31/2011) arises from pension funds.

d)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by Itaú Unibanco Holding, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries.

I-	Changes

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of Itaú Unibanco Holding are as follows:

	12/31/2012	12/31/2011
At the beginning of the period	(120,154)	(105,335)
Cost of interest	(11,377)	(9,968)
Benefits paid	5,785	5,892
Actuarial loss	(22,777)	(10,743)
At the end of the period	(148,523)	(120,154)

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated until 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments. The actuarial gains and losses for the period from 01/01 to 12/31/2012 were recognized in Results under Personnel expenses.

We present below the estimated benefit payments for the next 10 years:

Period	Estimated payment
2013	6,136
2014	6,671
2015	7,233
2016	7,796
2017	8,409
2018 to 2022	52,171

II-	Assumptions and sensitivities 1%

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19b l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	1.0% increase	1.0% decrease
Effects on service cost and cost of interest	2,161	(1,699)
Effects on present value of obligation	26,486	(20,819)

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NOTE 20 – INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Latin America Consolidated (2)		Itaú Europe Consolidated (3)		Cayman Consolidated (4)		Other foreign companies (5)		Foreign consolidated (6)
	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Assets
Current assets and long-term receivables
Cash and cash equivalents	3,088,596	1,742,219	2,617,018	2,289,152	332,379	399,289	282,772	3,732,507	1,065,027	1,472,131	7,060,841	4,595,382
Interbank investments	15,964,017	16,006,563	2,017,088	1,155,520	2,561,808	2,690,641	7,181,402	6,357,842	383,865	252,388	14,961,942	17,684,723
Securities	54,242,205	40,283,158	4,026,707	2,771,653	1,947,030	1,729,838	5,427,801	4,711,182	27,091	6,973	65,013,513	48,913,877
Loan, lease and other credit operations	33,965,800	34,637,723	26,588,258	18,823,139	7,923,518	7,407,031	97,682	296,104	516	6,407	68,514,304	61,077,226
Foreign exchange portfolio	25,187,165	21,503,413	323,295	476,131	4,020,274	2,220,248	790,039	554,360	-	-	28,983,965	24,097,405
Other assets	2,132,791	1,129,576	3,338,334	2,726,392	377,840	159,266	1,082,907	767,173	144,390	137,672	6,908,896	4,822,472
Permanent assets
Investments	14,369	21,984	4,884	6,658	4,285	111,023	57,054	46,317	436,396	116,467	26,806	256,132
BPI (Note 13h)	-	-	-	-	-	107,194	-	-	-	111,569	-	218,763
Other investments	14,369	21,984	4,884	6,658	4,285	3,829	57,054	46,317	436,396	4,898	26,806	37,369
Fixed and intangible assets	21,278	24,280	571,371	477,762	171,984	177,411	1,127	2,678	18,260	38,788	784,019	695,796
Total	134,616,221	115,348,916	39,486,955	28,726,407	17,339,118	14,894,747	14,920,784	16,468,163	2,075,545	2,030,826	192,254,286	162,143,013

LIABILITIES
Current and long-term liabilities
Deposits	34,806,497	43,356,785	26,202,586	19,609,686	6,669,246	6,192,719	3,800,355	2,416,346	-	-	61,521,846	58,883,455
Demand deposits	6,548,922	8,298,986	7,325,099	5,375,309	3,441,383	2,480,885	298,927	1,093,902	-	-	17,289,379	12,245,652
Savings deposits	-	-	3,907,103	2,996,310	-	-	-	-	-	-	3,907,103	2,996,310
Interbank deposits	11,330,751	1,573,226	133,558	72,055	1,378,488	1,503,552	634,382	-	-	-	7,261,946	2,520,833
Time deposits	16,926,824	33,484,573	14,836,826	11,166,012	1,849,375	2,208,282	2,867,046	1,322,444	-	-	33,063,418	41,120,660
Deposits received under securities repurchase agreements	18,001,257	6,538,738	621,865	176,476	-	-	2,756,763	1,844,753	-	-	17,778,335	7,404,766
Funds from acceptance and issuance of securities	6,020,694	8,909,700	2,451,308	1,320,737	3,785,070	3,386,604	2,505,952	2,895,861	-	-	14,743,650	16,508,555
Borrowings	19,816,986	14,343,973	2,144,545	1,752,452	805	561,044	10,667	39,590	2,059	31,058	21,975,062	16,697,060
Derivative financial instruments	2,532,758	1,435,218	280,825	185,681	570,940	699,537	619,532	620,175	-	-	3,453,306	2,421,775
Foreign exchange portfolio	25,143,957	21,492,533	316,489	479,252	4,027,869	2,223,737	804,277	547,446	-	-	28,955,784	24,086,221
Other liabilities	18,320,636	6,035,232	2,471,043	2,017,985	352,732	478,248	1,404,332	864,520	141,380	127,189	22,461,289	9,378,919
Deferred income	75,511	48,222	3,837	9,424	17,835	23,410	-	99	1,230	3,108	98,413	84,262
Minority interest in subsidiaries	-	-	9,159	8,889	66	63	807,189	-	1	4	807,499	272
Stockholders’ equity
Capital and reserves	8,667,184	11,163,788	4,501,577	2,802,837	2,085,428	1,433,568	2,132,390	7,177,436	2,156,465	2,052,613	19,066,785	24,489,444
Net income for the period	1,230,741	2,024,727	483,721	362,988	(170,873)	(104,183)	79,327	61,937	(225,590)	(183,146)	1,392,317	2,188,284
Total	134,616,221	115,348,916	39,486,955	28,726,407	17,339,118	14,894,747	14,920,784	16,468,163	2,075,545	2,030,826	192,254,286	162,143,013
Statement of Income
Income from financial operations	3,640,094	2,630,283	2,691,130	1,747,458	269,345	264,674	472,282	353,217	12,814	13,202	6,842,396	4,878,691
Expenses of financial operations	(1,849,610)	(810,930)	(1,113,120)	(658,732)	(144,573)	(106,974)	(258,793)	(197,766)	(244)	(3,417)	(3,133,370)	(1,661,723)
Result of loan losses	(444,941)	188,798	(195,989)	(134,036)	2,638	2,606	-	-	(165)	(3,333)	(638,457)	56,265
Gross income from financial operations	1,345,543	2,008,151	1,382,021	954,690	127,410	160,306	213,489	155,451	12,405	6,452	3,070,569	3,273,233
Other operating revenues (expenses)	(104,704)	24,182	(764,171)	(545,151)	(159,023)	(224,648)	(134,162)	(92,243)	(70,525)	(166,456)	(1,226,676)	(972,266)
Operating income	1,240,839	2,032,333	617,850	409,539	(31,613)	(64,342)	79,327	63,208	(58,120)	(160,004)	1,843,893	2,300,967
Non-operating income	(9,893)	(7,499)	6,692	42,337	(149,031)	1,360	-	297	(154,705)	1,705	(308,152)	35,438
Income before taxes on income and profit sharing	1,230,946	2,024,834	624,542	451,876	(180,644)	(62,982)	79,327	63,505	(212,825)	(158,299)	1,535,741	2,336,405
Income tax	(205)	(108)	(140,184)	(80,530)	14,940	(34,276)	-	-	(12,768)	(24,849)	(138,216)	(139,584)
Statutory participation in income	-	-	-	(14)	(5,172)	(6,925)	-	(1,568)	-	-	(5,172)	(8,507)
Minority interest in subsidiaries	-	-	(637)	(8,344)	3	-	-	-	3	2	(36)	(30)
Net income (loss)	1,230,741	2,024,727	483,721	362,988	(170,873)	(104,183)	79,327	61,937	(225,590)	(183,146)	1,392,317	2,188,284

(1)	Itaú Unibanco S.A. - Grand Cayman, New York and Tokyo, ITAÚ UNIBANCO HOLDING S.A. - Grand Cayman Branch, Banco Itaú-BBA S.A. - Nassau Banch, only 12/31/2011, Unibanco Grand Cayman Branch and Itaú Unibanco S.A. - Nassau Branch.

(2)	Banco Itaú Argentina S.A, Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I, Itaú Sociedad de Bolsa S.A., Itaú Chile Holdings Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Recuperadora de Créditos Ltda, Itaú Chile Compañia de Seguros de Vida S.A., ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A., Unión Capital AFAP S.A., Banco Itau Paraguay, Tarjetas Unisoluciones S. A. de Capital Variable, Proserv - Promociones Y Servicios S.A. de C. V ., MCC Asesorias LImitada (50%), MCC Securites INC. (50%) and Itaú BBA SAS; only at 12/31/2011, EF Securities S.A.; only 12/31/2012, Itaú BBA Colômbia and MCC Corredora de Bolsa (50,0489%).

(3)	IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Banco Itau BBA International, S.A , Itau BBA International (Cayman) Ltd., Banco Itaú Europa Luxembourg S.A., BIE Cayman, Ltd., Banco Itaú Europa International, Itaú Bank & Trust Bahamas Ltd., Itaú Europa Securities Inc., Itaú Bahamas Directors Ltd (new company name of Federal Director International Services, S.A.), Itaú Bahamas Nominees Ltd. (new company name of Bay State Corporation Limited) and Banco Itau Suisse S.A; only at 12/31/2011, BIE Directors Ltd and BIE Nominees Lda; only at 12/31/2012, Itaú BBA International Limited.

(4)	Itau Bank Ltd., ITB Holding Ltd., Jasper International Investiment LLC, Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Rosefield Finance Ltd. (50%), UBT Finance S.A., Itaú Cayman Directors Ltd. and Itaú Cayman Nominees Ltd.: only at 12/31/2011, Itau USA Asset Management, Unibanco Cayman Bank Ltd. and Unipart Partic. Internac. Ltd.

(5)	Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Topaz Holding Ltd., Itaú USA Inc, Itaú International Investment LLC, Albarus S.A., Banco Del Paraná S.A., Garnet Corporation, Itau Global Asset Management, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., Líbero Trading International Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú BBA USA Securities Inc., Itaú Middle East Limited, Unipart B2B Investments, S.L., Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd., Itaú (Beijing) Investment Consultancy Limited, Itaú UK Asset Management LImited and Itaú Asia Asset Management Limited; only at 12/31/2011: Zux Cayman Company Ltd; only 12/31/2012, Itaú USA Asset Management.

(6)	Foreign consolidated information presents balances net of eliminations from consolidation.

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NOTE 21 – RISK MANAGEMENT

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with possibility of impact on ITAÚ UNIBANCO HOLDING’s income, capital and liquidity.

Risk management is considered by ITAÚ UNIBANCO HOLDING an essential tool for optimizing the use of resources and selecting the best business opportunities, in order to maximize shareholder value.

At ITAÚ UNIBANCO HOLDING, Risk Management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING's operations are identified and measured;
•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING’s strategies are approved;
•	The ITAÚ UNIBANCO HOLDING’s risk portfolio is managed considering the best risk-return ratio;

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through Committees of the Board of Directors and Senior Commissions, define the global objectives that are measured as goals and limits to the risk management units. Control units, in turn, support the ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk.

ITAÚ UNIBANCO HOLDING’s risk management organizational structure is compliant with the regulations in Brazil and abroad and in line with market best practices. The Market, Credit, Liquidity, Operational and Underwriting risks control is performed in a centralized way by an independent unit, aiming at assuring that the ITAÚ UNIBANCO HOLDING’s risks are being managed in accordance with established policies, norms and procedures. The purpose of centralizing control is to provide the Executives and the Board of Directors with an overview of ITAÚ UNIBANCO HOLDING’s risk exposure, so as to optimize and speed up corporate decision-making.

ITAÚ UNIBANCO HOLDING manages proprietary IT systems to fully meet the applicable rules on capital reserve, pursuant to determinations and models issued by the Central Bank (BACEN). It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the relevant authorities for compliance with the minimum mandatory capital requirement.

In compliance with Resolution No. 3,988 of June 30, 2011 of the National Monetary Council (CMN), ITAÚ UNIBANCO HOLDING completed the implementation of its capital management structure. The first report of ICAAP (Internal Capital Adequacy Assessment Process) will be submitted in September 2013 at the July 2013 base date.

Further information on risk management can be found on the website www.itau-unibanco.com.br/ri, under section Corporate Governance/Risk Management – Circular 3.477.

I – Market Risk

Market risk is the possibility of incurring losses arising from the variations in the market values of positions held by a financial institution, including the risks of transactions subject to the variations in foreign exchange and interest rates, and equities, of price indexes and commodity prices among other indexes on these risk factors.

The market risk management is the process through which the institution plans, monitors and controls the risks of variations in financial instruments market values, aiming at optimizing the risk-return ratio, by using an appropriate structure of Adequate management limits, models and tools.

The scope of the market risk control carried out by ITAÚ UNIBANCO HOLDING is extended to all the financial instruments included in the portfolios of companies under its responsibility. In this sense, the corporate guidelines the ITAÚ UNIBANCO HOLDING’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464 of June 26, 2007, issued by the National Monetary Council (CMN) (as amended), being a set of principles that drive the ITAÚ UNIBANCO HOLDING strategy towards control and management of market risk of all business units and legal entities of the ITAÚ UNIBANCO HOLDING.

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The document that details the guidelines set out by the corporate guidelines on market risk control can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

The process for managing market risks of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, and that covers from the monitoring of aggregate indicators of risk (portfolio level) to granular limits (individual desks level), assuring effectiveness and coverage of control. These limits are dimensioned considering the projected results of the balance sheet, the level of equity and the profile of risk of each organization unit, which are defined in terms of risk measures used by management. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding committees.

The structure of limits and alerts follows the guidelines of the Board of Directors and is designed and approved by the Superior Risk Committee (CSRisc), after discussions and deliberations by the Superior Institutional Treasury Committee (CSTI) about metrics and market risk limits. The review of this structure of limits is performed at least annually.

The purpose of this structure is:

•	providing more assurance to all executive levels that the assumption of market risks is in line with the ITAÚ UNIBANCO HOLDING and the risk-return objective

•	promoting the disciplined and educated discussion on the global risk profile and its evolution over time;

•	increasing transparency on the way the business seeks the optimization of results;

•	providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and

•	avoiding risk concentration.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement processes at ITAÚ UNIBANCO HOLDING.

The control of market risk is carried out by an area independent from the business ones, and is responsible for carrying out daily measurement, assessment, analysis and report activities to the areas and people in charge, pursuant to governance establishedand monitoring the actions required to adjust the position and/or risk level. For this purpose, the ITAÚ UNIBANCO HOLDING relies on a structured communication and information flow, aiming at providing feedback for the follow-up of the superior committees and compliance with the regulatory bodies in Brazil and regulatory agents abroad.

The market risk analyses are conducted based on the following metrics:

•	Value at Risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;

•	Losses in Stress Scenarios: simulation technique to assess the behavior of assets and liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective scenarios);

•	Stop Loss: additional stress scenario in which losses are added to the maximum potential loss in bullish and bearish scenarios;

•	Concentration: cumulative exposure of a certain asset or risk factor calculated at market value (“MtM – Mark to Market”);

4.98

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching (gap) analysis (GAPS): graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV1- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate and 1 percentage point in the share price and currency;

•	Sensitivity to Several Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time;

•	Stop Loss: maximum loss that a certain portfolio classified in the trading portfolio is authorized to reach.

The consolidated ITAÚ UNIBANCO HOLDING S.A., maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital.

In December 2012, Itaú Unibanco recorded a Total Global VaR of R$ 374 million (R$ 151 million in December/2011).

4.99

II – Credit Risk

Credit risk is the possibility of incurring losses in connection with: (i) the breach by the borrower or counterparty of the respective agreed-upon financial obligations, (ii) the devaluation of loan agreement due to downgrading of the borrower’s risk rating, (iii) the reduction in gains or compensation, (iv) the advantages given upon renegotiation and (v) the recovery costs.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control can be read on the websitewww.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

The objective of ITAÚ UNIBANCO HOLDING’s credit risk management aims at creating value to stockholders, through the analysis of the risk-adjusted return, focusing on maintaining the quality of credit portfolio in levels adequate to each market segment in which it operates.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and consumption increase/decrease. ITAÚ UNIBANCO HOLDING’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions and optimization of business opportunities.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING considers all aspects that determine the client’s credit risk to define the provision level commensurate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

ITAÚ UNIBANCO HOLDING recognizes a provision additional to that required by BACEN, aiming at ensuring a provision level compatible with the expected loss model adopted by the institution's credit risk management, based on internal models. This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery of transactions.

III – Operational Risk

The operational risk is the possibility of incurring losses arising from failure, deficiency or inadequacy of internal processes, personnel and systems, or external events. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by ITAÚ UNIBANCO HOLDING.

The purposes of operational risk management is to identify, evaluate, measure and respond to the ITAÚ UNIBANCO HOLDING’s operational risks and monitor them for the purpose of maintaining losses and risks within the limits established by ITAÚ UNIBANCO HODLING and to ensure adherence to the internal guidelines and current regulation. The managers of the business and support areas use corporate methodologies that are built and made available by the operational risk and internal control areas to support the management process.

The operational risk control is the process of measurement, monitoring and reporting of the organization’s risk aimed at ensuring that ITAÚ UNIBANCO HODLING’s risk profile is within the limits established by Senior Management and that Senior Management is informed of the main risks of the institution in a timely manner. This control is carried out by the operational risk and internal control areas, which, in turn, use control methodologies and risk information generated by the business areas. Within the governance of the operational risk management process, there are specific operational risk and control forums conducted by the control areas where the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business areas executives.

4.100

The set of principles, governance, roles and responsibilities, methodologies and procedures that support the operational risk management process applied to products, services, activities, processes and systems is described and published in an operational risk management institutional norm. A summarized version of such policy is available on the website www.itau-unibanco.com.br/ri in the section Corporate Governance, Rules and Policies, Public Access Report – Operational Risk.

On April 30, 2008, BACEN published Circular No. 3.383 and Circular Letters Nos. 3,315 and No. 3,316, which establish the criteria for calculation of PRE related to the operational risk (POPR), addressed by Resolution No. 3,490. Therefore, since July 1, 2008, ITAÚ UNIBANCO HOLDING has allocated capital to Operational Risk using the Alternative Standardized Approach.

IV – Liquidity Risk

Liquidity risk is the occurrence of imbalances between tradable assets and falling due liabilities - mismatching between payments and receipts - which may affect the ITAÚ UNIBANCO HOLDNIG’s payment capacity, taking into consideration the different currencies and payment terms and their rights and obligations.

Management of liquidity risk seeks to guarantee liquidity sufficient to support possible outflows in market stress situations, as well as the compatibility between funding, and terms and liquidity of assets.

ITAÚ UNIBANCO HOLDING has a structure dedicated to monitoring, controlling and analyzing liquidity risk, through models of variables projections that affect cash flows and the level of reserves in local and foreign currencies.

Additionally, ITAÚ UNIBANCO HOLDNIG establishes guidelines and limits whose compliance is periodically analyzed in technical committees and whose purpose is providing safety margin in addition to the minimum projected needs. Liquidity management policies and associated limits are established based on prospective scenarios that are regularly reviewed and on top management definitions.

V - Underwriting Risk

Underwriting risk is the possibility of incurring losses arising from insurance, pension plan and capitalization operations that are contrary to the organization’s expectations and that are directly or indirectly associated with the technical and actuarial bases used to calculate premiums, contributions and technical reserves.

The insurance risk management process is supported by roles and responsibilities determined by the business and risk control areas so as to reinforce the separation of the management and control activities and, therefore, ensure the independence between the areas. Additionally, there is a governance process that ensures an independent validation of the products and negotiations in question, ensuring compliance with the many internal and regulatory demands.

In accordance with the Resolution No. 228 of December 6, 2010 of National Council of Private Insurance (CNSP), ITAÚ UNIBANCO HOLDING establishes limits for borderline risks between underwriting and credit. Itaú Unibanco defines the credit risk quality of reinsurance companies and the concentration limits in accordance with CNSP Resolution No. 168, of December 17, 2007, following the same credit governance of Itaú Unibanco.

4.101

NOTE 22 –SUPPLEMENTARY INFORMATION

a)	Insurance policy - ITAÚ UNIBANCO HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currency were:

	12/31/2012	12/31/2011
Permanent foreign investments	20,459,102	26,677,728
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(34,389,696)	(42,093,627)
Net foreign exchange position	(13,930,594)	(15,415,899)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	12/31/2012	12/31/2011	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Investment funds	402,694,194	335,975,293	402,694,194	335,975,293	2,046	1,891
Fixed income	364,952,273	321,037,644	364,952,273	321,037,644	1,675	1,749
Shares	37,741,921	14,937,649	37,741,921	14,937,649	371	142
Managed portfolios	224,266,414	161,077,902	159,263,381	113,717,430	15,421	15,225
Customers	113,018,032	89,886,443	77,904,260	72,478,230	15,351	15,128
Itaú Group	111,248,382	71,191,459	81,359,121	41,239,200	70	97
TOTAL	626,960,608	497,053,195	561,957,575	449,692,723	17,467	17,116
(*)	It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Funds of consortia

	12/31/2012	12/31/2011
Monthly estimate of installments receivable from participants	88,910	77,097
Group liabilities by installments	6,490,497	6,206,775
Participants – assets to be delivered	6,001,898	5,830,775
Funds available for participants	650,192	492,514
(In units)
Number of managed groups	812	784
Number of current participants	275,340	241,996
Number of assets to be delivered to participants	154,917	139,016

4.102

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program); and 3) providing food and other similar benefits to the employees of ITAÚ UNIBANCO HOLDING and other companies of the group.

During the period from January 1 to December 31, 2012 the consolidated companies made no donations (R$ 280 at December 31, 2011) and the Foundation’s social net assets totaled R$ 3,390,106 (R$ 3,052,977 at December 31, 2011). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 68,700 (R$ 56,400 from January 1 to December 31, 2011).

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementarily, through the civil society’s institutions.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.

i)	Associação Clube “A” - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Clube “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to December 31, 2012, the consolidated companies made donations to Clube “A” in the amount of R$ 2.823 (R$ 430 from January 1 to December 31, 2011).

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects – Holding and Holding Consolidated

	01/01 to 12/31/2012	01/01 to 12/31/2011
Realization of assets (1)	835,851	-
Increase in the Social Contribution Rate (Note 14b IV)	350,932	-
Program for Settlement or Installment Payment of Federal - Law No. 11,941/09 (Notes 12b and 14)	-	508,993
Provision for contingencies (2)	(873,361)	(284,665)
Tax and Social Security Contributions	(252,544)	-
Civil Lawsuits	(144,876)	-
Economic Plans	(327,564)	(284,665)
Labor Claims	(104,769)	-
Others	(43,608)	-
Market value based on the share price – BPI (Note 15a II)	(305,446)	(244,697)
Allowance for loan losses (2)	(228,516)	-
Reward Program - Credit cards (3)	(185,398)	-
Others	(42,823)	-
Total	(448,761)	(20,369)

(1) Basically composed of gains from sale of Serasa (Note 13j).

(2) Refer to improving the calculation methodology of such provisions.

(3) Reformulation of benefit.

4.103

l)	Reclassifications for comparison purposes – The Company carried out reclassifications in the balances of December 31, 2011, for financial statements comparison purposes, in view of the regrouping of the following headings: In the Balance Sheet, the reclassification related to Investment Funds from Minority Interest in Subsidiaries to Other Liabilities – Sundry. In Statement of Income, the reclassification from Non-Operating Income to Personnel Expenses and the reclassification from Minority Interest in Subsidiaries to Expenses of Financial Operations.

	Prior disclosure	Reclassification/ deconsolidation	Adjusted balances
CURRENT AND LONG-TERM LIABILITIES	777,009,087	397,678	777,406,765
OTHER LIABILITIES	152,784,887	397,678	153,182,565
Sundry	20,090,835	397,678	20,488,513
MINORITY INTEREST IN SUBSIDIARIES	2,138,904	(397,678)	1,741,226
TOTAL LIABILITIES	851,331,535	-	851,331,535
EXPENSES OF FINANCIAL OPERATIONS	(54,107,439)	(35,341)	(54,142,780)
Money market	(46,249,862)	(35,341)	(46,285,203)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	47,259,006	(35,341)	47,223,665
GROSS INCOME FROM FINANCIAL OPERATIONS	32,835,252	(35,341)	32,799,911
OTHER OPERATING REVENUES (EXPENSES)	(14,545,854)	596	(14,545,258)
Personnel expenses	(13,356,634)	596	(13,356,038)
OPERATING INCOME	18,289,398	(34,745)	18,254,653
NON-OPERATING INCOME	191,390	(596)	190,794
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	18,480,788	(35,341)	18,445,447
Due on operations for the period	(7,029,598)	250,282	(6,779,316)
Related to temporary differences	4,174,170	(250,282)	3,923,888
MINORITY INTEREST IN SUBSIDIARIES	(812,816)	35,341	(777,475)
NET INCOME	14,620,621	-	14,620,621

m)	Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offset of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

5.1

Independent Auditor’s Report

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

We have audited the accompanying financial statements of Itaú Unibanco Holding S.A. (the “Bank”) standing alone, which comprise the balance sheet as at December 31, 2012 and the statements of income, changes in equity and cash flows for the six-month period and year then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at December 31, 2012 and the consolidated statements of income and cash flows for the six-month period and year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

5.2

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2012, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the six-month period and year then ended December 31, 2012, in accordance with the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Other matters

Supplementary information - Statement of value added

We also have audited the Bank’s and the consolidated statements of value added for the six-month period and year ended December 31, 2012, the presentation of which is required by the Brazilian corporate legislation for listed companies. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

São Paulo, February 4, 2013

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Paulo Sergio Miron

Contador CRC 1SP173647/O-5

6.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Listed Company	NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

According to its Charter (available on website www.itau-unibanco.com.br/ir), the Committee is responsible for the quality and integrity of the financial statements of the Itaú Unibanco Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by the independent and the internal auditors, and for the quality and effectiveness of the internal controls and risk management systems of the Conglomerate. The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis based on direct observation.

Management is responsible for preparing the financial statements of Itaú Unibanco Holding S.A. and its subsidiary and affiliated companies and for establishing the necessary procedures to ensure the quality of the processes that generate the information used to prepare the financial statements and the financial reports. Management is also responsible for risk control and monitoring and for the supervision of the corporate activities of internal controls and compliance.

PricewaterhouseCoopers Auditores Independentes is responsible for auditing the financial statements and for ensuring that they fairly represent, in all material aspects, the financial position of the Conglomerate, in conformity with the accounting practices adopted in Brazil arising from the Brazilian corporate law and the requirements of the Conselho Monetário Nacional, Comissão de Valores Mobiliários, Banco Central do Brasil, Conselho Nacional de Seguros Privados, and Superintendência de Seguros Privados, as well as in conformity with the International Financial Reporting Standards (IFRS).

Internal Audit focuses on issues which present the highest risk potential, on the assessment of internal controls and risk management systems, on the evaluation of the quality of processes and on by remote monitoring of risks.

Committee Activities

The Committee met thirteen times in the period from August 2012 to January 2013, a total of 21 days. In addition, in a session held on February 4th, the Committee analyzed the financial statements as of December 31, 2012 as well as examined and approved the Audit Committee Report and this Summary on the activities performed in the semester up to that baseline date.

During the period, the Audit Committee undertook its annual self-evaluation. This procedure was designed to measure its adherence to the directives issued by the Brazilian and American regulators as well as to the best international practices on structure and functioning of audit committees. Discussed and approved at a meeting in December 2012, the self-evaluation was submitted to the Board of Directors for ratification at its of January meeting.

Risk Management and Internal Controls

In 2012, during meetings with Officers responsible for Risk Control and Finance, the Committee examined the aspects related to risk management and control in the Conglomerate, with emphasis on credit, liquidity, market operational and subscription risks. Through meetings with the Officer in charge of the internal control and compliance, the Committee also monitored the implementation and application of the framework for operational risk management.

Based on the information brought to its attention, the Audit Committee considers to be positive the efforts that have been made to ensure the effectiveness of the existing internal controls and risk management systems.

The Committee has also been monitoring the efforts of Itaú Unibanco to converge to Basel II recommendations in relation to the development of the Company’s internal risk management models, which should result in better controls in the integrated management of the businesses.

6.2

It also considers that the approach that the Organization has adopted to prepare itself for the use of internal models as required by Basel II is firmly established and properly focused.

Compliance with the Legislation, Regulatory Requirements and the Internal Policies and Procedures

The Audit Committee considers that the duties and responsibilities, as well as the procedures for assessing and monitoring legal risks are established and continue to be adopted in accordance with the corporate guidelines.Based on the information brought to its attention from the areas in charge, on the work carried out by the Internal Audit and on the reports prepared by the external auditors, the Audit Committee concludes that no deficiencies were identified in the compliance with the legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of the Organization.

External Audit

The Committee has a regular channel of communication with the external auditors to extensively discuss the results of their work and relevant accounting aspects, thus enabling the Committee’s members to form a well-based opinion as to the integrity of the financial accounting statements and of the financial reports.

The Committee assesses as fully satisfactory the amount and the quality of the information provided by PricewaterhouseCoopers, which supports its opinion on the integrity of the financial statements. The Committee did not identify situations that could affect the objectivity and independence of the external auditors.

Internal Audit

The Audit Committee approves the annual working plan of the Internal Audit and the revised version of this plan for the second half of the year and, on a quarterly basis, monitors its compliance, making itself aware of work performed that was not planned and providing an opinion on the cancellation of works envisaged in the plan.

The Committee evaluates positively the coverage and quality of the work performed by the internal auditors. The results presented monthly during the Committee’s meetings did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

Consolidated Financial Statements

The Committee analyzed the processes for preparing individual and consolidated balance sheets, notes to the financial statements and financial reports published with the consolidated financial statements. It discussed this subject with PricewaterhouseCoopers and with Senior Management of the Conglomerate. An evaluation was also made of the relevant accounting practices used by the Itaú Unibanco Financial Conglomerate in the preparation of its financial statements. The Committee verified that they are in conformity with the generally accepted accounting principles applicable to institutions that have authorization to carry out operations from the Banco Central do Brasil or subject to regulation by the Superintendência de Seguros Privados.

Recommendations

Regular meetings were held with the Chairman of the Board of Directors and with the Chief Executive Officer of Itaú Unibanco. During those meetings, the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities.

6.3

Conclusion

This Audit Committee, with due consideration to its responsibilities and to the natural limitations due to the scope of its activities, recommends to the Board of Directors the approval of the consolidated financial statements of Itaú Unibanco Holding S.A., for the semester ended on December 31, 2012.

São Paulo, February 4th, 2013.

The Audit Committee

Gustavo Jorge Laboissière Loyola – President

Alkimar Ribeiro Moura

Eduardo Augusto de Almeida Guimarães

Guy Almeida Andrade – Financial Expert

Luiz Alberto Fiore

7.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., by exercising the legal and statutory powers conferred to them, have reviewed the management report and the financial statements of the Company for the fiscal year ended December 31, 2012. Based on the analysis carried out and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, they understand that these documents fairly reflect the Company’s financial and equity position and are eligible to the submitted to the appreciation and approval of the Stockholders.

São Paulo, February 04, 2013.

IRAN SIQUEIRA LIMA

President

ALBERTO SOZIN FURUGUEM	LUIZ ALBERTO DE CASTRO FALLEIROS
Member	Member